Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

04035911

Neal N. Beaton
212 513 3470
neal.beaton@hklaw.com

July 29, 2004

VIA FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission").

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 8/3

If you have any questions regarding this filing, please do not hesitate to call me at (212) 513-3470 or, in my absence, Joseph Manghisi of this office at (212) 513-3370 or Lance D. Myers of this office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to me in the self-addressed, stamped envelope provided.

Very truly yours,

Neal N. Beaton
Holland & Knight LLP

2141498_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from 1 to 26 below are set out in EXHIBIT A herèto)

1. Extraordinary Report dated May 20, 2004 in connection with international sale of shares

2. Amended Shelf Registration Statement dated May 20, 2004

3. Securities Notice dated May 20, 2004

4. Calendar for Sale of Shares of Japan Tobacco Inc. dated May 20, 2004

5. Preliminary Application for Securities Listing Changes dated May 20, 2004

6. Preliminary Offering Circular for Domestic Sale of Shares dated May 20, 2004

7. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated May 20, 2004 in connection with international sale of shares

8. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated May 20, 2004 in connection with domestic sale of shares

9. Notice of Dealers Effecting Stabilizing Transaction dated May 20, 2004 in connection with international sale of shares

10. Notice of Dealers Effecting Stabilizing Transaction dated May 20, 2004 in connection with domestic sale of shares

11. Notice of Stockbrokers Executing Underwriting Agreements Relating to Sale of Shares dated May 20, 2004 in connection with international sale of shares

12. Notice of Stockbrokers Executing Underwriting Agreements Relating to Sale of Shares dated May 20, 2004 in connection with domestic sale of shares

13. Notice of Amendment to Securities Notice dated May 25, 2004

14. Report of Amendment to Preliminary Offering Circular for Domestic Sale of Shares dated May 25, 2004

15. Notice of Amendment to Extraordinary Report dated June 7, 2004

16. Amended Shelf Registration Statement dated June 7, 2004

17. Notice of Amendment to Securities Notice dated June 7, 2004

18. Report of Amendment to Preliminary Offering Circular for Domestic Sale of Shares dated June 7, 2004

19. Application for Securities Listing Changes dated June 7, 2004

    Application for additional listing of the Company's shares owned and sold by the Japanese Government.

20. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated June 7, 2004 in connection with domestic sale of shares

21. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated June 7, 2004 in connection with international sale of shares

22. Report of the State of Repurchase of the Company's Own Shares dated June 10, 2004

23. Annual Securities Report dated June 24, 2004

24. Amended Shelf Registration Statement dated June 24, 2004

25. Statutory Public Notice dated June 24, 2004

26. Report of the State of Repurchase of the Company's Own Shares dated July **, 2004

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B hereto)

1. Offering Circular for International Sale of Shares dated June 7, 2004

2. Annual Report 2004 and consolidated financial statements for the year ended March 31, 2004

3. Notice dated June 2, 2004 of Convocation of 17th Ordinary General Meeting of Shareholders to be held on June 24, 2004

4. Notice of Resolution of 17th Ordinary General Meeting of Shareholders dated June 24, 2004

5. Business Report for the fourth quarter for the year ended March 31, 2004

6. Press Releases

	Date	Title
1)	05/20/2004 (05/20/2004)	Offering of Government-owned Shares of Japan Tobacco Inc.
2)	05/20/2004 (05/20/2004)	JT Comments on Ministry of Finance's Sale of JT Shares
3)	05/20/2004 (05/20/2004)	Japan Tobacco Inc. Clinical Development (as of May 20, 2004)
4)	06/07/2004 (06/07/2004)	Notification Concerning Offer Price of Government-owned Shares of Japan Tobacco Inc.
5)	06/24/2004 (06/24/2004)	JT's Partial Revision of its Brief Statements of Financial Results for the Year Ended March 31, 2004
6)	07/12/2004 (07/12/2004)	Notice Regarding the Transfer of Six of JT's Retail Properties

Note: The dates in parentheses are the dates of the releases in Japanese

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Extraordinary Report dated May 20, 2004 in connection with international sale of shares

   Extraordinary Report stating the commencement of international sale of the Company's shares owned by the Japanese Government (with a proviso that in the United States the shares will exclusively be sold to qualified institutional buyers in reliance upon Rule 144A under the Securities Act) filed with the Director of Kanto Local Finance Bureau.

2. Amended Shelf Registration Statement dated May 20, 2004

   Amended Shelf Registration Statement in which Extraordinary Report dated May 20, 2004 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

3. Securities Notice dated May 20, 2004

   Securities Notice stating among others the maximum aggregate number of shares to be sold internationally and domestically as well as its estimated price filed with the Director of Kanto Local Finance Bureau.

4. Calendar for Sale of Shares of Japan Tobacco Inc. dated May 20, 2004

   Calendar stating an expected timeframe of international and domestic sales of the Company's shares.

5. Preliminary Application for Securities Listing Changes dated May 20, 2004

   Preliminary Application for additional listing of the Company's shares owned and sold by the Japanese Government.

6. Preliminary Offering Circular for Domestic Sale of Shares dated May 20, 2004

   Preliminary Offering Circular intended for domestic buyers and stating information on the Company's shares to be sold by the Japanese Government as well as information on the finance and business of the Company on a consolidated basis.

7. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated May 20, 2004 in connection with international sale of shares

   Copy of notice to lead managers stating the provisional duration in which stabilizing transactions related to international sale of the Company's shares

are permitted as well as a list of persons who are prohibited to purchase the Company's shares except in relation with stabilization.

8. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated May 20, 2004 in connection with domestic sale of shares

   Copy of notice to lead managers stating the provisional duration in which stabilizing transactions related to domestic sale of the Company's shares are permitted as well as a list of persons who are prohibited to purchase the Company's shares except in relation with stabilization.

9. Notice of Dealers Effecting Stabilizing Transaction dated May 20, 2004 in connection with international sale of shares

   Notice stating the name and address of dealers who may effect stabilization transactions in connection with international sale of the Company's shares.

10. Notice of Dealers Effecting Stabilizing Transaction dated May 20, 2004 in connection with domestic sale of shares

    Notice stating the name and address of dealers who may effect stabilizing transactions in connection with domestic sale of the Company's shares.

11. Notice of Stockbrokers Executing Underwriting Agreements Relating to Sale of Shares dated May 20, 2004 in connection with international sale of shares

    Notice stating the name and address of stockbrokers executing underwriting agreements relating to international sale of the Company's shares.

12. Notice of Stockbrokers Executing Underwriting Agreements Relating to Sale of Shares dated May 20, 2004 in connection with domestic sale of shares

    Notice stating the name and address of stockbrokers executing underwriting agreements relating to domestic sale of the Company's shares.

13. Notice of Amendment to Securities Notice dated May 25, 2004

    Notice stating certain amendments to Securities Notice of May 20, 2004 which include among others the provisional conditions for sale of the Company's shares filed with the Director of Kanto Local Finance Bureau.

14. Report of Amendment to Preliminary Offering Circular for Domestic Sale of Shares dated May 25, 2004

    Report stating certain amendments to Preliminary Offering Circular for Domestic Sale of Shares of May 20, 2004 which include among others the provisional conditions for sale of the Company's shares.

15. Notice of Amendment to Extraordinary Report dated June 7, 2004

Notice stating certain amendments to Extraordinary Report of May 20, 2004 which include among others the fixed conditions for sale of the Company's shares filed with the Director of Kanto Local Finance Bureau.

16. Amended Shelf Registration Statement dated June 7, 2004

Amended Shelf Registration Statement in which Notice of Amendment to Extraordinary Report of June 7, 2004 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

17. Notice of Amendment to Securities Notice dated June 7, 2004

Notice stating certain amendments to Securities Notice of May 20, 2004 as amended by Notice of Amendment to Securities Notice of May 25, 2004, which include among others the fixed conditions for sale of the Company's shares filed with the Director of Kanto Local Finance Bureau.

18. Report of Amendment to Preliminary Offering Circular for Domestic Sale of Shares dated June 7, 2004

Report stating certain amendments to Preliminary Offering Circular for Domestic Sale of Shares of May 20, 2004 as amended by Amendment to Preliminary Offering Circular for Domestic Sale of Shares of May 25, 2004, which include among others the fixed conditions for sale of the Company's shares.

19. Application for Securities Listing Changes dated June 7, 2004

Application for additional listing of the Company's shares owned and sold by the Japanese Government.

20. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated June 7, 2004 in connection with domestic sale of shares

Copy of notice to lead managers stating the fixed duration in which stabilizing transactions related to domestic sale of the Company's shares are permitted as well as a list of persons who are prohibited to purchase the Company's shares except in relation with stabilization.

21. Copy of Notice to Lead Managers Regarding Stabilizing Transaction dated June 7, 2004 in connection with international sale of shares

Copy of notice to lead managers stating the fixed duration in which stabilizing transactions related to international sale of the Company's shares are permitted

as well as a list of persons who are prohibited to purchase the Company's shares except in relation with stabilization.

22. Report of the State of Repurchase of the Company's Own Shares dated June 10, 2004

Report stating the conditions of repurchase, possession, disposal of the Company's own shares from May 1, 2004 to May 31, 2004 filed with the Director of Kanto Local Finance Bureau.

23. Annual Securities Report dated June 24, 2004

Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kanto Local Finance Bureau.

24. Amended Shelf Registration Statement dated June 24, 2004

Amended Shelf Registration Statement in which Annual Securities Report of June 24, 2004 was added to the reference information in the Shelf Registration Statement filed with the Director of Kanto Local Finance Bureau.

25. Statutory Public Notice dated June 24, 2004

Statutory Public Notice stating the results for the fiscal year ended March 31, 2004 in a summary form published in Nihon Keizai Shimbun.

26. Report of the State of Repurchase of the Company's Own Shares dated July **, 2004

Report stating the conditions of repurchase, possession, disposal of the Company's own shares from June 1, 2004 to June 30, 2004 filed with the Director of Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 6.

0407_v12g3-2b letter 040723

OFFERING CIRCULAR | CONFIDENTIAL

289,334 Shares

JAPAN TOBACCO INC.

Common Stock

Offer Price: ¥843,000 per Share

This is a global offering of shares of common stock of Japan Tobacco Inc., a joint stock corporation incorporated under the laws of Japan. This offering circular relates to an international offering outside Japan of 91,000 shares of common stock. In addition, the Japanese managers are offering 198,334 shares in Japan. All of the shares in the global offering are being sold by the Minister of Finance of Japan, as representative of the Government of Japan. Japan Tobacco Inc. will not receive any of the proceeds from the global offering.

The shares being offered in the international offering, or international shares, are being offered by the international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, and by the U.S. selling agents, which are U.S. broker-dealer affiliates of the international managers, to qualified institutional buyers, or QIBs, in the United States in reliance on Rule 144A under the U.S. Securities Act of 1933, all as described under "Plan of Distribution".

The international shares have not been and will not be registered under the U.S. Securities Act of 1933 for offer or sale as part of their distribution and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons. The international shares may be resold or transferred only in accordance with the procedures described in "Transfer Restrictions" and "Plan of Distribution".

Shares of our common stock are listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, as well as the Fukuoka Stock Exchange and the Sapporo Securities Exchange. On June 7, 2004, the closing sale price of our shares on the Tokyo Stock Exchange was ¥861,000 per share.

Investing in our shares of common stock involves risks that are described in the "Investment Considerations" section beginning on page 10 of this offering circular.

The international shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part. Payment for the international shares will be made in Japanese yen on or about June 11, 2004 (Tokyo time) in immediately available funds, and certificates representing the international shares will be delivered in Tokyo against payment therefor through the facilities of Japan Securities Depository Center, Inc., or JASDEC.

Joint Global Coordinators and Bookrunners

Daiwa Securities SMBC | **Merrill Lynch Japan Securities**

Joint Lead Managers

Merrill Lynch International | **Daiwa Securities SMBC Europe**

Goldman Sachs International | **Morgan Stanley**

Nikko Citigroup | **Nomura International** | **UBS Investment Bank**

Credit Suisse First Boston | **Deutsche Bank** | **Dresdner Kleinwort Wasserstein**

HSBC | **JPMorgan** | **Lehman Brothers**

The date of this offering circular is June 7, 2004.

TABLE OF CONTENTS

No dealer, salesperson or other individual has been authorized in connection with the international offering to give any information or to make any representation other than as contained in this offering circular. If given or made, such information or representation must not be relied upon as having been authorized by us, the selling shareholder, any international manager or any U.S. selling agent. No representation or warranty, express or implied, is made by the international managers or any of their affiliates or advisors as to the accuracy or completeness of the information contained herein and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the international managers or their affiliates or advisors.

In making an investment decision, investors must rely on their own examination of us and the terms of this offering, including the merits and risks involved. The shares have not been approved or disapproved by the United States Securities and Exchange Commission or any other securities commission or other regulatory authority, nor have the foregoing authorities approved this offering circular or confirmed the accuracy or determined the adequacy of this offering circular. Any representation to the contrary is unlawful.

This offering circular does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any international shares to any person in any circumstances or in any jurisdiction in which it is unlawful to make such an offer, solicitation or sale. No action has been or will be taken to permit a public offer of the shares in any jurisdiction other than Japan. Accordingly, the international shares offered hereby may not be offered or sold, directly or indirectly, and this offering circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this offering circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof, nor shall it constitute a representation that there has been no change or development reasonably likely to involve a material adverse change in our affairs since the date hereof.

The international shares initially offered outside Japan have not been and will not be registered under the Securities and Exchange Law of Japan, as amended. In connection with this offering, the international shares may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation) except pursuant to an exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with such law and other relevant laws and regulations.

This offering circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire international shares. Distribution of this offering circular to any person other than the offeree is unauthorized, and any disclosure of any of its contents, without our prior written consent, is prohibited. Each person receiving this offering circular acknowledges that it has not relied on any international manager, any U.S. selling agent or any person affiliated with the international managers in connection with its investigation of the accuracy of such information or its investment decision. Prospective purchasers are hereby notified that the seller of any international shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

We intend to furnish the United States Securities and Exchange Commission information in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended. If, at any time, we are neither subject to Section 13 or 15(d) of the Securities Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, we will furnish, upon request, to any holder of shares, or any prospective purchaser designated by a holder of shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client any representation inconsistent with the provisions of this paragraph.

FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

- health concerns relating to the use of tobacco products;
- legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
- litigation in Japan and elsewhere;
- our ability to successfully diversify our business beyond the tobacco industry;
- our ability to successfully expand internationally and make investments outside of Japan;
- competition and changing consumer preferences;
- the impact of any acquisitions or similar transactions;
- local and global economic conditions; and
- fluctuations in foreign exchange rates and the costs of raw materials.

Other important risks and factors that could cause our actual results to be materially different from those described in the forward-looking statements are discussed in "Investment Considerations" and elsewhere in this offering circular.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint stock corporation incorporated under the laws of Japan. All of our directors, executive officers and corporate auditors reside in Japan. Substantially all of our assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon us or these persons, or to enforce against us or these persons judgments obtained in U.S. courts. There is doubt as to the enforceability in Japan, in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts, of liabilities predicated solely upon securities laws of the United States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless the context indicates otherwise, references in this offering circular to "we", "us", "our", "Japan Tobacco" or "JT" are to Japan Tobacco Inc. and its consolidated subsidiaries. References to "JT International" are to JT International Holding B.V., our consolidated subsidiary, and its consolidated subsidiaries. References to "Japan Tobacco Inc." are only to Japan Tobacco Inc. and references to "JT International Holding B.V." are only to JT International Holding B.V.

In this offering circular, references to "¥" and "yen" are to Japanese yen and references to "$", "U.S. $" and "U.S. dollars" are to U.S. dollars. We prepare our financial statements in yen. Unless otherwise indicated, U.S. dollar amounts in this offering circular have been translated from yen at an exchange rate of ¥105.69 to $1.00, the average of the exchange rate quotations by The Bank of Tokyo-Mitsubishi, Ltd. for buying and selling spot U.S. dollars by telegraphic transfer against yen on March 31, 2004. On June 7, 2004, this exchange rate was ¥110.79 to $1.00. These translations are solely for the convenience of the reader and do not mean that yen amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

Our audited consolidated financial statements as of March 31, 2003 and 2004 and for each of the three fiscal years in the period ended March 31, 2004 are contained elsewhere in this offering circular. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Japan, or "Japanese GAAP", which differ from accounting principles generally accepted in other countries. Certain differences between Japanese GAAP and accounting principles generally accepted in the United States, or "U.S. GAAP", are discussed under "Summary of Certain Differences Between Japanese GAAP and U.S. GAAP".

JT and *Mild Seven* are trademarks or servicemarks of ours in Japan, the United States and other countries. *Camel, Winston* and *Salem* are also trademarks of ours in Japan and substantially all countries outside the United States. Other trademarks and servicemarks which generally appear in italics in this offering circular belong to us or are the property of their respective holders.

SUMMARY INFORMATION

The following summary is qualified in its entirety by, and is subject to, the more detailed information and financial statements contained elsewhere in this offering circular. For a discussion of matters that should be considered by prospective investors in the international shares, see "Investment Considerations".

Japan Tobacco

Overview

We are Japan's sole manufacturer of tobacco products. We are also the third largest global manufacturer of tobacco products in the world and sell over 90 different cigarette brands in over 120 countries and territories worldwide. In the year ended March 31, 2004, we sold 423.5 billion cigarettes, including 198.8 billion cigarettes sold through our international operations. We manufacture and sell three of the world's top six cigarette brands by sales volume: *Mild Seven, Camel* and *Winston*. We own the worldwide rights to *Mild Seven*, the most popular brand in Japan, and the rights in substantially all countries outside the United States to *Camel*, *Winston* and *Salem*. We call these brands our global flagship brands, or GFBs. In addition to expanding our international tobacco business in recent years, most notably through our May 1999 acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we have been working to diversify our operations beyond tobacco and into the pharmaceutical and foods businesses.

We had 188 consolidated subsidiaries and nine affiliates accounted for by the equity method as of March 31, 2004. A table showing our significant consolidated subsidiaries is provided in "Subsidiaries and Affiliates". For the year ended March 31, 2004, we had net sales of ¥4,625.2 billion and net loss of ¥7.6 billion, and for the year ended March 31, 2003, we had net sales of ¥4,492.3 billion and net income of ¥75.3 billion. As of March 31, 2004, we employed 50,033 people, including 10,790 temporary and part-time employees, in more than 40 countries.

Our Strategy

We are focused on growth in business value for all of our stakeholders based on the goal of becoming a global growth company that develops diversified, value-creating businesses.

In our domestic tobacco business we are:

- Aggressively developing the business to gain market share in growing segments
- Creating a new tobacco category through a reduced-odor innovation, called "*D-spec*"
- Enhancing product development responsiveness
- Consolidating manufacturing facilities, sales and procurement offices and other business bases
- Optimizing our procurement system
- Reducing distribution costs

In our international tobacco business we are:

- Enhancing brand value, especially our global flagship brands
- Focusing on core markets with greater profitability or growth potential
- Building cost-efficient operations

In our pharmaceutical business we are:

- Strengthening in-house research and development
- Accelerating development by utilizing outside resources

In our foods business we are:

- Focusing on the processed foods business, particularly frozen foods, seasonings, bakery items and chilled foods

- Achieving both sales growth and profitability in our beverage business by streamlining our operation while emphasizing research and development and optimized expansion of our vending machine network

Competitive Strengths

We believe that we are well positioned to continue to be the top tobacco company in Japan and one of the leading tobacco companies in the world based on the following competitive strengths:

- Dominant position in the Japanese tobacco market with a 72.9% share by unit volume for the year ended March 31, 2004
- Strong brand portfolio based on rights in substantially all countries outside the United States to three of the world's top six cigarette brands by sales volume
- Well-positioned for international growth based on our acquisition and successful integration of the non-U.S. tobacco operations of RJR Nabisco, Inc. with a longer-term perspective on worldwide growth potential
- Improved production efficiency and enhanced cost effectiveness as a result of our ongoing efforts to reduce costs and increase production efficiencies
- Strong financial condition with ratings of AA- from S&P and Aa3 from Moody's based on strong free cash flow, stable earnings and our strong balance sheet

Company Information

Our principal executive office is located at 2-1, Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan. Our telephone number is +81-3-3582-3111. Our website is located at www.jti.co.jp. Information contained on our website is not part of this offering circular nor should it be deemed to be incorporated by reference into this offering circular.

The Offering

Global Offering:	289,334 shares of common stock. All the shares being sold in the global offering will be sold by the selling shareholder.
International Offering:	The international offering consists of 91,000 shares. The international shares are being offered to non-U.S. persons in offshore transactions outside the United States in reliance on Regulation S and to QIBs in the United States in reliance on Rule 144A.
Japanese Offering:	Concurrently with the international offering, 198,334 shares are being offered in Japan.
Selling Shareholder:	The Minister of Finance, as representative of the Government of Japan.
Offer Price:	¥843,000 per share. The offer price and underwriting discount for the international shares and the shares offered in the Japanese offering are identical.
Use of Proceeds:	We will not receive any of the proceeds from the global offering.
Lock-up Agreement:	We have agreed with the international managers to restrictions on any issuance or sale of shares of our common stock for a period of 180 days from the date of this offering circular, subject to the limited exceptions described in "Plan of Distribution".
Listing:	Our shares of common stock are listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, as well as the Fukuoka Stock Exchange and the Sapporo Securities Exchange.
Dividends:	Following shareholder approval, which usually occurs in June of each year, as well as the approval of the Minister of Finance, annual dividends are distributed in cash on a *pro rata* basis to shareholders or pledgees of record as of March 31 of each year. In addition to annual dividends, we may also make interim dividends (i.e., cash distributions) to shareholders or pledgees of record as of September 30 of each year by resolution of our board of directors. See "Description of the Shares – Dividends". The investors purchasing our shares in the international offering will not be entitled to receive the year-end dividend payable by us with reference to the record date of March 31, 2004.
Withholding Tax:	Dividends payable by us to non-resident shareholders are subject to Japanese withholding tax. See "Taxation – Japanese Taxation".
Investment Considerations:	See "Investment Considerations" for a discussion of factors that should be considered when evaluating an investment in the shares.
Payment and Settlement:	The shares are offered by the international managers, subject to receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part. Payment for the international shares will be made in Japanese yen on or about June 11, 2004 (Tokyo time) in immediately available funds and delivery of the certificates representing the international shares will be made through the facilities of JASDEC in Tokyo against payment therefor.
Security Codes:	Securities Identification Code: 2914 ISIN: JP3726800000 Common Code: 005238617 SEDOL: 6474535

INVESTMENT CONSIDERATIONS

An investment in our shares involves risk. You should carefully consider the following information describing these risks, together with all the other information contained in this offering circular, including our consolidated financial statements and related notes, prior to making a decision about investing in our shares.

Risks Relating to Our Business

Because we derive the substantial majority of our net sales and profits from sales of tobacco products in Japan, reduction in tobacco consumption in Japan may adversely affect our results of operations.

Sales of tobacco products in Japan, mostly cigarettes, account for a substantial majority of our overall net sales and profits. Net sales of our domestic tobacco business constituted 75.6% of our total net sales for the year ended March 31, 2004, and 76.9% for the year ended March 31, 2003. While a portion of these figures include sales to China, Hong Kong and Macau, which we have made part of our domestic tobacco business starting in January 2003, most of the sales in our domestic tobacco business are attributable to sales in Japan. A substantial majority of such sales in Japan represent sale of tobacco products manufactured by us, with the rest relating to our distribution in Japan of products of foreign tobacco manufacturers. For the same periods, our domestic tobacco business accounted for a substantial majority of our operating income. The volume of unit sales of tobacco products in Japan has been declining and is expected to continue to decline as a result of factors such as demographic changes in the adult population, increasing social concern regarding the health effects of smoking, legislation and administrative and industry guidelines on tobacco issues, and the impact of tax increases in the past resulting in higher retail prices for cigarettes. According to the Tobacco Institute of Japan, an organization of tobacco manufacturers and importers of which we are a member, overall demand in Japan for cigarettes declined from 334.7 billion cigarettes in the year ended March 31, 1996, to 299.4 billion cigarettes in the year ended March 31, 2004. We expect that demand in the Japanese tobacco market will continue to decline. Declines in cigarette consumption in Japan may adversely affect our results of operations.

Competition from other tobacco manufacturers may reduce our share of the tobacco market in Japan and in overseas markets and may adversely affect our profitability.

Our principal competitors in Japan and worldwide are international tobacco manufacturers such as Philip Morris, part of the Altria Group, and British American Tobacco, as well as local manufacturers in various markets in which we sell our products.

In Japan, competition with foreign tobacco manufacturers has increased significantly since the liberalization of restrictions on the importation of tobacco products in 1985 and the suspension of customs duties on imported tobacco in 1987. Our share of Japan's cigarette market, based on unit sales of cigarettes manufactured by us in Japan (including foreign brands such as *Marlboro* manufactured and sold by us in Japan under license) but excluding duty free sales in Japan and sales of JT International products in Japan, declined from 97.6% in the year ended March 31, 1986 to 72.9% in the year ended March 31, 2004. The decline reflects active marketing and promotion efforts by foreign tobacco manufacturers as well as a diversification of consumer preferences in Japan. Competition in Japan may further increase in the next few years as a result of the non-renewal of our license agreement with Philip Morris regarding *Marlboro* brand cigarettes after the current agreement expires at the end of April 2005 if Philip Morris seeks to boost sales of *Marlboro* in Japan. *Marlboro* cigarettes had a market share in Japan of 9.0% for the year ended March 31, 2004. We must purchase substantially all domestically produced leaf tobacco, which in general is substantially more expensive than foreign leaf tobacco due to higher domestic production costs. It could become one of the factors which adversely impact our competitive position in Japan as compared to foreign competitors, if foreign tobacco manufacturers continue to increase their market share, increase marketing and promotion efforts or lower their unit prices in Japan.

Internationally, we have expanded our operations primarily through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. As a result of this acquisition, we now compete more extensively with major foreign tobacco manufacturers as well as local manufacturers in markets outside Japan. Market share overseas fluctuates due to factors including competition, pricing strategy, changes in consumer preferences, brand recognition and economic conditions in each market. Competition in those markets may result in reduced market shares, and smaller margins because of downward pricing pressure and higher sales promotion and advertising cost.

Increases in excise, consumption or other taxes on tobacco products in Japan or abroad may adversely affect our sales of tobacco products and profitability.

The sale of tobacco products in Japan is subject to national and local tobacco excise taxes and national tobacco special excise taxes calculated on the basis of sales volume, as well as consumption tax calculated based on the price of the product. The excise taxes for cigarettes, subject to very minor exceptions, currently equal an aggregate of ¥7,892 per thousand units. In addition, the sale of tobacco products, like most goods sold in Japan, is also subject to a consumption tax at a current rate of 5% of the pre-tax price of a good. For a pack of 20 cigarettes selling for a retail price of ¥270, for example, excise and consumption taxes currently account for approximately 63.2% of the retail price.

The Japanese government reviews tax policy annually as part of its budgetary process. In March 2003, legislation was passed which raised both national and local tobacco excise taxes. The national tobacco excise tax increased from ¥2,716 per thousand units to ¥3,126 per thousand units and the local tobacco excise tax increased from ¥3,536 per thousand units to ¥3,946 per thousand units beginning July 2003. We responded to this tax increase by raising the price of most of our cigarette brands with some exceptions by ¥1.0 per cigarette, or ¥20 per pack, on average. For example, a pack of 20 cigarettes which previously had a retail price of ¥250 is now ¥270. The price increases to reflect this tax increase have already negatively affected domestic consumption and are likely to have a continuing adverse impact on domestic tobacco consumption. We cannot predict whether taxes applicable to tobacco products will further increase or new taxes applicable to tobacco products will be introduced by the national government or regional governments in the future.

Outside Japan, tobacco products are subject to taxes, the nature and rates of which vary by country. It is not possible to accurately predict any change or increase in taxes applicable to tobacco products outside Japan.

If an increase occurs in the tax applicable to tobacco products in Japan or abroad, we choose whether and to what extent to reflect the tax increase in the retail price of tobacco products. In considering any price increase, we consider market conditions, including the potential impact on cigarette consumption and the expected reactions of our competitors. Reflecting the tax through an increase in the retail price may reduce consumption or cause demand to shift toward lower priced brands, while absorbing the tax increase without a retail price increase would reduce our profitability.

Restrictions on promotion, marketing and usage of tobacco products in Japan and abroad might reduce the demand for tobacco products and adversely affect our results of operations.

The Tobacco Business Law of Japan and related regulations contain restrictions on the sale of tobacco products in Japan, including restrictions on advertising activities and a requirement that cigarette packages contain cautionary statements with respect to the effect of smoking on health. Pursuant to authority granted by the Tobacco Business Law, the Minister of Finance has established guidelines concerning advertisements for tobacco products. The Tobacco Institute of Japan also has established voluntary restrictions on advertisement and sales promotion of tobacco products, including voluntary restrictions on television and radio advertisements. Under voluntary restrictions of the Japan Tobacconist Federation, an industry association for tobacco retailers, all outdoor vending machines should be shut down between 11:00 p.m. and 5:00 a.m.

In October 2002, the Fiscal System Council of the Ministry of Finance submitted to the Minister of Finance an interim report on smoking and health issues which states, among other things, that amendment of the Ministry of Finance's guidelines for tobacco advertising should be discussed. After that discussion, the Fiscal System Council requested the tobacco industry to discuss amendment of the Institute's voluntary restrictions in order to more adequately prevent smoking among minors. Based upon the interim report, on November 13, 2003, the Minister of Finance issued an amended ministerial ordinance to require more extensive cautionary statements with respect to the effects of smoking on health on tobacco products, effective July 2005.

In addition, on March 8, 2004, the Japanese Ministry of Finance issued new guidelines concerning advertisements for tobacco products which, among other things, newly prohibit certain forms of previously permitted public advertising, including advertising on billboards, buildings, and on public transportation. These new guidelines went into effect on April 1, 2004, but certain provisions of these new guidelines provide for a transitional period before application to accommodate existing advertising agreements. In accordance with these new guidelines, in April 2004, the Tobacco Institute of Japan revised its voluntary

restrictions. See " – The Tobacco Business Law" and "– Other Laws and Regulations" in "Regulation – Regulation of the Tobacco Business in Japan".

In recent years, restrictions on smoking in public places and private facilities, including the creation of designated smoking areas, have increased. The Japanese Ministry of Health, Labour and Welfare has recommended in its report issued in 2000, among other things, that knowledge about the effects of smoking upon health be promoted, greater efforts be made to prevent smoking among minors, the effect of passive smoking on non-smokers be reduced, and the efforts of smokers seeking to cease or reduce smoking be supported. The Health Promotion Law, which came into effect on May 1, 2003, requires that administrators of places accessed by many people such as schools and government offices endeavor to take necessary measures to prevent passive smoking.

Overseas there is a similar trend toward increasingly severe restrictions on the promotion, marketing and usage of tobacco products. For example, the European Union, or EU, adopted a directive on tobacco products in May 2001 requiring EU member states to approximate their laws and regulations concerning maximum tar, nicotine and carbon monoxide levels, warning labels on individual packages, and measuring and reporting of ingredients and other product information. Also, the Framework Convention on Tobacco Control of the World Health Organization, or WHO, was adopted by the 56th World Health Assembly in May 2003. This Convention calls for, among other measures, price and tax measures, measures for protection from exposure to smoke, regulations on the content and emissions of tobacco products, regulation of tobacco product disclosures, advertising, promotion and sponsorship restrictions, packaging and labeling restrictions, measures to prevent the illicit trade of tobacco products, and further restrictions on sales to minors. The Convention will enter into force 90 days after it is ratified by 40 countries, and the signatories shall, as a general obligation, develop, implement, and periodically update and review tobacco control strategies, plans and programs in accordance with it. However, the content, scope and method of the restrictions in each country will vary in accordance with implementation under each country's national law. On March 9, 2004, the Japanese government signed the Convention, which is in the process of ratification.

In light of such restrictions and increasing societal concerns regarding tobacco usage, tobacco manufacturers worldwide including ourselves have been adjusting their promotional and marketing efforts, including cutbacks on print and television advertisements, outdoor advertisements, product placements and promotional events.

Although it is not always possible to predict future legislation, regulation or industry guidelines relating to tobacco products, we expect that the level of restrictions on the promotion, marketing and usage of tobacco products will continue to increase in Japan and overseas. The general tightening of tobacco-related restrictions might have contributed to, and might continue to contribute to, a reduction in demand for tobacco products which may adversely affect our results of operations. Furthermore, any change in marketing methods could impact our marketing expense.

New labeling restrictions may make it difficult to market brands which include terms such as "mild" or "light".

In May 2001, the EU adopted a directive requiring its member states to, among other things, adopt labeling restrictions no later than September 2003 prohibiting the usage of terms on cigarette packs which suggest a tobacco product is less harmful than other tobacco products, which may include terms such as "mild" and "light". The European Court of Justice, which was requested by the U.K. Court in the case in the United Kingdom to rule on the validity of the EU directive, issued a judgment in December 2002 stating that it should be ruled valid. In addition, a case brought by us in the Court of First Instance of the EU involving this directive was dismissed by the Court on the grounds that we are not directly concerned with the relevant articles of the directive as the scope of the prohibition depends upon individual implementation by each member state. To the extent that individual member states enact implementing legislation to prohibit the use of terms such as "mild" or "light", this legislation would have an adverse effect on our brands which include these terms, such as our *Mild Seven* brand in particular, our best-selling brand worldwide. We have withdrawn *Mild Seven* products from sale in the EU member states and are taking necessary measures to ensure that such terms are no longer used on other brands in such states.

The WHO Framework Convention on Tobacco Control contains a provision stating that each signatory shall, within a period of three years after the Convention enters into force, adopt and implement, in accordance with its national law, effective measures to ensure that tobacco product packaging and labeling do not promote a tobacco product by any means that are likely to create an erroneous impression about its

characteristics or other matters, including any term that creates the false impression that a particular tobacco product is less harmful than other tobacco products. These may include terms such as "low tar", "light", "ultra-light" or "mild". If ratified by governments worldwide, the Framework Convention on Tobacco Control or any other similar restrictions could deprive us of the benefit of the intangible value established in trademarks for "mild" or "light" branded cigarettes, damage their value as global brands, and require us to expend significant resources on taking measures in response to the imposition of the restrictions.

In November 2003, the Japanese Minister of Finance issued an amended ministerial ordinance, effective July 2005, concerning more extensive cautionary statements with respect to the effect of smoking on health to be printed on all cigarette packages. The amended ordinance includes a new provision which provides that if we use terms such as "mild" and "light" on a cigarette package of a given product, we must print cautionary statements with respect to the effect of smoking on health in order to inform consumers that these terms do not indicate that that tobacco product is less harmful to their health than other tobacco products.

We could incur substantial costs in connection with litigation in Japan or elsewhere in the world alleging damages resulting from the usage of tobacco products or exposure to tobacco smoke.

We are subject to litigation in Japan and elsewhere around the world alleging adverse health effects resulting from the use of tobacco products or exposure to tobacco smoke through "passive smoking". As of April 30, 2004, there was one tobacco-related proceeding pending against us in Japan. In May 1998, several plaintiffs commenced proceedings in the Tokyo District Court against us claiming that their lung cancer and other diseases resulted from smoking our products. These plaintiffs are seeking, among other things, stronger health warnings on our tobacco packaging, a ban on tobacco advertisements, and compensatory damages. On October 21, 2003, the Tokyo District Court ruled against the plaintiffs, who subsequently have appealed the case to the Tokyo High Court.

As of April 30, 2004, 16 smoking and health related cases were pending outside Japan against us or against parties we have agreed to indemnify, with certain exceptions, against all liabilities and obligations that in any way are based upon or arise from tobacco products consumed or intended to be consumed outside of the United States that were manufactured or sold by the non-U.S. tobacco operations of RJR Nabisco, Inc. at any time in connection with our acquisition of these operations. Of these cases, six were initiated by non-U.S. national or regional government bodies, four of which were in state courts in the United States, seeking reimbursement for healthcare expenses related to tobacco-related illnesses. Most of the remaining proceedings involve claims on behalf of individuals or the estates of individuals who claim to be addicted, injured, or put at greater risk of injury by the use of tobacco products or passive smoking. Of the remaining proceedings, four were class action lawsuits brought by individuals in Canada and South Africa, four were individual lawsuits in the United States, Spain, Russia and Turkey and two were healthcare reimbursement cases by a health care fund in Israel and an insurance organization in France.

Plaintiffs in smoking and health class action suits, health care recovery cases and other tobacco-related litigation sometimes seek billions of U.S. dollars in compensation. While to date we have never lost a case or paid any settlement in connection with any smoking and health-related litigation in which we have been named as a defendant, we cannot predict the outcome of any pending or future litigation. Although we were not named in lawsuits brought by U.S. states against major tobacco manufacturers, JT International U.S.A., Inc., our U.S. subsidiary, has been participating in the Master Settlement Agreement with U.S. states since 1999 in order for us to continue to market our cigarette brands within the United States. The Master Settlement Agreement requires, among other things, that this U.S. subsidiary pay annual settlement amounts that are calculated based on our market share in the United States.

Regardless of the outcome of any litigation, the costs of defending claims may be substantial. There is also no assurance that publicity regarding pending or future litigation against us and others related to smoking will not affect the acceptance of, or cause an increase in government and private restrictions on, smoking in Japan or elsewhere. We expect that additional health-related claims will continue to be made in the future. Class action lawsuits currently are not permitted in Japan, but there is no guarantee they will not be introduced in the future. If the number of lawsuits increases substantially in the future, we may face large defense costs, negative publicity or various product restrictions. If the outcome of these actions is unfavorable to us, it would not only directly impact our business and results of operations, but it could also attract negative publicity, encourage public and private restrictions on smoking, and induce similar lawsuits to be brought against us or parties we have agreed to indemnify in the future. Any such development could have a material adverse effect on our business and results of operations.

Because Japan's Tobacco Business Law requires us to enter into contracts with domestic tobacco growers to purchase all of the leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products and because domestic leaf tobacco generally costs substantially more than imported leaf tobacco due to higher domestic production costs, our competitive position and profitability in Japan may be adversely impacted by a higher cost structure than foreign tobacco manufacturers.

The Tobacco Business Law requires us to enter annually into purchase contracts in advance with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to us. We must purchase all leaf tobacco produced pursuant to such contracts that is suitable for the manufacture of tobacco products. Before conclusion of the contracts, we must consult with the Leaf Tobacco Deliberative Council (*hatabako shingi kai*), a deliberative body composed of representatives of domestic tobacco growers and academic appointees appointed by us and approved by the Minister of Finance, as to the aggregate cultivation area for specific varieties of leaf tobacco and the prices for leaf tobacco by variety and grade. The council must provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco by taking into account economic conditions such as production cost and commodity prices. We are legally required to respect the opinion of the council. See "Regulation – Regulation of the Tobacco Business in Japan – The Tobacco Business Law".

The purchase of substantially all domestically produced leaf tobacco, which in general is substantially more expensive than foreign leaf tobacco due to higher domestic production costs, adversely impacts our competitive position in Japan as compared to foreign competitors which use only foreign leaf tobacco. For both the years ended March 31, 2003 and 2004, the price at which we purchased unprocessed domestic leaf tobacco was approximately three to four times that of foreign processed leaf tobacco. For both the years ended March 31, 2003 and 2004, approximately 40% of our total volume by weight of leaf tobacco used for the manufacture of tobacco products in Japan for the domestic market came from domestic sources. Any increase in the price of domestically produced leaf tobacco or the volume of production we purchase could further adversely affect our competitive position and profitability.

The expiration of our license agreement for the manufacture and sale of Marlboro cigarettes in Japan may adversely affect our long-term operating results.

We have agreed with Philip Morris not to renew our license agreement for *Marlboro* brand cigarettes after the current license agreement expires at the end of April 2005. Under this license agreement, we currently have exclusive rights to the manufacture and sale of *Marlboro* products in Japan. In the fiscal year ended March 31, 2003, our sales including tobacco excise taxes from *Marlboro* products were approximately ¥318 billion, or ¥130 billion without excise taxes. Operating income from *Marlboro* products in the same fiscal year was approximately ¥12 billion. Based on figures concerning the sales of *Marlboro* products and the related costs reflected in our results of operations for the fiscal year ended March 31, 2003, we estimated the potential impact of the ending of this agreement, including loss of such operating income as well as personnel, depreciation, amortization and other fixed costs relating to the *Marlboro* operation, to be an approximate decrease of ¥50 billion per year in operating income. However, the actual impact may differ from the previously calculated potential impact depending on numerous factors, including sales of *Marlboro* products and related costs, including fixed costs, and the results of the efficiency and cost reduction measures we are implementing that affect the profitability of all of our products, including *Marlboro* products. While we intend to restructure our tobacco operations and to use the expiration of the *Marlboro* license agreement as an opportunity to develop new cigarette brands of our own, there is no guarantee that we will be able to reduce costs as much or as quickly as we currently intend, or that such new brands will sell as well as *Marlboro*, will develop as big a customer base as *Marlboro*, or contribute as much as *Marlboro* contributed to our operating results.

We may incur costs in connection with measures that we may take to prevent smuggling and counterfeiting of tobacco products.

There is widespread smuggling and counterfeiting of tobacco products, which is one of the major issues that the tobacco industry is confronting. The European Community, or EC, and 10 of its member states brought litigation against major tobacco companies including us alleging that we conspired with various third parties and contributed to smuggling tobacco products, thereby reducing tax revenues and harming other EC economic interests. See "Business – Legal Proceedings – European Community tax suits". We believe that the EC's claims against us have no merit. We do not and will not supply cigarettes for the contraband market and are committed to endeavoring to prevent our products from ending up on the black market and to take measures against those that counterfeit our brands.

On April 3 and April 5, 2004, the EC and Philip Morris International, one of the other tobacco companies against which similar claims had been filed, each announced that they are in discussions regarding the terms of a long-term agreement that could contemplate broad cooperation to fight against the illegal trade of cigarettes. According to the announcements, the draft agreement contemplates Philip Morris International making substantial payments over a number of years to the EC to fund anti-smuggling and anti-counterfeiting measures, but not as fines or recoveries, and would resolve all related disputes between Philip Morris International, the EC and member states.

We cannot predict the outcome of the EC's claims against us or the impact, if any, of any agreements contemplated by the EC and Philip Morris International or other tobacco companies, including us, or any other developments regarding any future measures that we may take to prevent smuggling or counterfeiting of cigarettes.

Any acquisitions or similar investments may not yield the anticipated results and may adversely affect our financial condition and results of operations.

In recent years, we have made a number of acquisitions to grow our business. We acquired a majority of the outstanding shares of Unimat Corporation in 1998, a majority of the outstanding shares of Torii Pharmaceutical Co., Ltd. in 1998, the non-U.S. tobacco operations of RJR Nabisco, Inc. in 1999 and the processed foods operations of Asahi Kasei Corporation in 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Financial Results – Strategic Acquisitions and Investments" for a further discussion. We may consider additional acquisitions, investments in other companies, joint ventures or similar arrangements in the tobacco, pharmaceutical or foods areas if suitable opportunities arise. Depending upon the amount of necessary investments or the development status of our business overseas, these and other attempts to increase our presence in foreign markets may have a material adverse effect on our financial condition or on our results of operations. To the extent that any acquisition or similar investment does not generate the operational and financial results we expect, we may be required further to expend additional financial or managerial resources. Our ability to realize the anticipated benefits of any acquisition or similar investment will depend upon a number of factors including, but not limited to, the following:

- Our ability to integrate businesses, technology and personnel in different countries, despite different business and compensation structures among operations;
- Continued demand for and our ability to manufacture and sell the products of acquired or allied businesses;
- Our ability to prevent disruption of ongoing businesses;
- Our ability to retain key personnel of the acquired businesses and maintain employee morale;
- Our ability to extend our financial and management controls and reporting systems and procedures to acquired businesses;
- Our ability to combine product offerings;
- Our ability to coordinate the sales and marketing efforts of different lines of products; and
- Our ability to minimize the diversion of management attention from ongoing business concerns.

There can be no assurance that our expansion strategy in Japan or abroad will be successful in yielding anticipated results or that it will not adversely affect our financial condition and results of operations.

Our efforts to reduce the dependency of our results of operations and prospects on our tobacco business by expanding our currently unprofitable pharmaceutical and foods businesses may not succeed.

Net sales from our pharmaceutical and foods businesses accounted for 6.5% of our total net sales for the year ended March 31, 2004 and 6.4% for the year ended March 31, 2003. Our pharmaceutical business incurred operating losses of ¥12.8 billion for the year ended March 31, 2004 and ¥13.9 billion for the year ended March 31, 2003. We have some pharmaceutical compounds in development but have yet to bring to market a pharmaceutical compound discovered by ourselves. Our foods business incurred operating losses of ¥4.9 billion for the year ended March 31, 2004 and ¥13.2 billion for the year ended March 31, 2003. We are

seeking to diversify our business operations and reduce our dependency on our tobacco business by expanding these pharmaceutical and foods businesses. However, our efforts may not succeed for reasons including, without limitation, those discussed below.

Risks and uncertainties for our pharmaceutical business include, but are not limited to:

- Our ability to develop new commercially viable pharmaceutical products;
- The significant time as well as research and development expenses necessary to develop new pharmaceutical products;
- The risk that even if we develop new commercially viable pharmaceutical products, net sales derived from any product may be insufficient to recoup fully the costs of research and development associated with the product;
- Our dependence in part on our ability to successfully license and market pharmaceutical products developed by other companies;
- Our high dependence on a small number of key pharmaceutical products for our net sales;
- Broad government regulations dealing with many aspects of the overall drug approval and sale process, from research to manufacturing and distribution;
- The extent of the efforts of any third party with which we enter into any arrangement to develop or market a pharmaceutical product;
- The risk that we may have to terminate the research and development of drugs in our clinical development pipeline or discontinue marketing of a drug based on the decisions of counterparties to our research and development and other collaborations and licensing arrangements as well as based on other factors beyond our control;
- Our dependence on a small number of suppliers for key materials;
- Our ability to produce or outsource manufacturing of our pharmaceutical products efficiently and cost-effectively on a large scale;
- The risk that any commercial success that our pharmaceutical product enjoys could be curtailed by either competitors' products or government-mandated price decreases or other pricing pressures;
- The risk that we may be forced to discontinue research into, production of, development of, or sales of a pharmaceutical product due to the occurrence of an unexpected side effect or insufficient clinical benefit; and
- The risk that we may be subject to a damage claim, including a product liability claim, due to a side effect of our products.

Risks and uncertainties for our foods business include, but are not limited to:

- Our ability to develop food products which meet consumer needs and preferences;
- The short product life of many food products;
- Competition from larger processed foods and beverage companies with larger distribution channels and networks, stronger development capabilities and longer operating histories than we have;
- The risk that we may be subject to product liability and other claims if our food products cause injury or contain defects;
- Our ability to improve our cost structure and economies of scale and thereby generate operating income;
- Government regulations on the production or distribution of food products;

- Fluctuations in the cost of raw materials for food products;
- Our ability to market our food products in an efficient manner;
- Our ability to produce or outsource manufacturing of food products in an efficient, stable and cost effective manner; and
- Our reliance on domestic outsourcing of all beverage manufacturing.

We cannot provide any assurance that our non-tobacco businesses will turn profitable or generate sufficient profits to reduce our dependence on our domestic tobacco business.

Foreign exchange fluctuations affect our results of operations.

A portion of our business is conducted in currencies other than the Japanese yen, primarily the U.S. dollar and the local currencies of the various countries in which we operate. In connection with the preparation of consolidated financial information, we are subject to translation risk from differences between the Japanese yen, which is our reporting currency, and the U.S. dollar which is the reporting currency of JT International Holding B.V. as well as between the U.S. dollar and the local currencies of various countries in which the foreign consolidated subsidiaries of JT International operate. In addition, as we enter into transactions denominated in currencies other than the local currencies in which each of our entities operates, we are also exposed to transaction risk to the extent that the amounts and proportions of various currencies in which sales and assets are denominated differ from the amounts and proportions of various currencies in which costs and liabilities are denominated. For example, we pay a substantial amount in U.S. dollars for foreign tobacco leaf for our domestic tobacco business, but our domestic tobacco sales are denominated in yen. Similarly, a portion of the costs of our overseas tobacco operations are denominated in currencies other than the local currencies in which sales are made. As a result, fluctuations in the value of the Japanese yen against the U.S. dollar and the value of the U.S. dollar against other currencies affect our results of operations. While we use hedging transactions to partially manage our transactional exposure to fluctuations in the value of foreign currencies, we remain exposed to the effects of foreign exchange fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Financial Results – Foreign Currency Fluctuations".

Our operating results may be affected by fluctuations in the price of leaf tobacco.

Leaf tobacco is the most important raw material in the manufacture of tobacco products. As with other agricultural commodities, the price of leaf tobacco tends to fluctuate. Different regions experience variations in weather patterns which affect crop quality and yields. Though the effect of price fluctuations on our operating performance may be limited by the geographic spread of our leaf tobacco sources and by the approximately two years of inventory of leaf tobacco held by us for aging purposes, which reduces the impact of price fluctuations on profit due to the adoption of the average cost method for leaf tobacco costs, any significant increase in leaf tobacco prices could affect our results of operations.

Any defect in our products or noncompliance with applicable regulations may cause harm to users or lead to expensive product recalls or product liability claims and adversely affect our results of operations and the reputation of our products and company.

We are primarily engaged in the design, development, manufacture and marketing of tobacco, pharmaceutical and foods products, and invest heavily in the quality and image of our products and company. If any product we make or market causes harm to users, is otherwise found to be defective or does not comply with applicable regulations, we may be forced to conduct expensive product recalls and held liable for product liability and other claims. For example, in the first half of fiscal year 2002, we recalled approximately 186,000 cases of our *Momo-no-Tennensui* peach-flavored drink because it contained flavoring additives approved for use in the United States and Europe but not approved for use in Japan under the Food Sanitation Law. Although we maintain general liability and product liability insurance, coverage may not be sufficient to offset potential liabilities from significant product liability or other claims. In addition, negative publicity associated with a product recall or any claim, regardless of merit, may harm the reputation of our products and company. A successful claim against us in excess of our insurance coverage or negative publicity associated with any defective or allegedly defective product or product recall could adversely affect our results of operations and the reputation of our products and company.

Any claims relating to improper handling, use, manufacture, storage or disposal of hazardous materials used in our business, such as radioactive and bacteriological materials, may adversely affect our results of operations.

Our research and development and manufacturing processes involve the controlled use of hazardous materials, including radioactive materials and bacteriological materials, and produce hazardous waste. We cannot completely eliminate the risk of accidental contamination or discharge and any resultant injury from these materials or waste. Real properties that we have owned or used in the past or that we own or use now or in the future may contain undetected contamination resulting from our activities or the activities of prior owners or occupants at those sites. National and local laws and regulations in Japan and abroad impose substantial potential liability for the improper use, manufacture, storage, handling and disposal of hazardous materials as well as land contamination. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials. We do not maintain insurance coverage for any such injury or contamination. In addition, our reputation may be harmed from publicity related to any alleged or actual injury. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

Litigation or other third party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability to avoid infringing patents and proprietary rights of third parties, and on our ability to avoid breaching any licenses that we have entered into with regard to our technologies or those of other companies. Other parties may have filed, and may in the future file, patent applications covering substance composition, techniques and methodologies relating to products and technologies that we have developed or intend to develop or use. If patents related to our operations are issued to others, we may have to rely on licenses from third parties, which may not be available on commercially reasonable terms on a timely basis, or at all. Claims by third parties that our use of any technologies or substances infringes their patents, regardless of their merit, could require us to incur substantial costs, including the diversion of management and technical personnel, to defend ourselves against any of these claims or enforce our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses on a timely basis at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies and products are covered by valid and enforceable patents or are effectively maintained as trade secrets. We apply for patents covering our technologies and products as and when we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design their products around our patents. Our patents may be challenged, invalidated or fail to provide us with any competitive advantages. Government action may also affect the value of our intellectual property. In the Netherlands, for example, we filed a lawsuit against the Dutch government challenging a regulation that requires detailed disclosure of tobacco product ingredients and that therefore would force us to reveal trade secrets inherent to our products, including cigarette brand recipes. In addition, the laws of some countries do not protect intellectual property rights to the same extent as the laws of the major industrialized nations, and many companies have encountered significant problems in protecting and defending such rights in some jurisdictions.

Risks Relating to the Shares

The Japanese government is our controlling shareholder, and the interests of the Japanese government may diverge from those of our other shareholders.

Based on our register of beneficial shareholders as of March 31, 2004, the Japanese government currently holds 64.52% of our issued shares of common stock and will hold at least 50% upon completion of the offering. Under the Japan Tobacco Inc. Law, the Japanese government must continue to hold at least one-half of all the original shares which the government acquired upon our establishment, as adjusted for any subsequent stock split or consolidation of shares. In the future, the Japanese government's holding may fall

below 50% if we issue new shares with the approval of the Minister of Finance, but the Japanese government is required by the Japan Tobacco Inc. Law to maintain more than one-third of our issued shares. As a result, the Japanese government will continue to be able to determine or significantly influence most major corporate matters, including election of our directors and all other matters requiring shareholder approval. Furthermore, under the Commercial Code of Japan, even if the Japanese government's holding falls below 50%, it, as a holder of more than one-third of our voting rights, will have a veto power with respect to important corporate matters, such as mergers, reduction of stated capital and amendment of our articles of incorporation, that require a super-majority resolution at a general meeting of shareholders. See "Description of the Shares – Voting Rights". The interests of the Japanese government may from time to time diverge from those of our other shareholders, and the Japanese government may from time to time exercise its control or influence over our company in a manner adverse to the interests of our other shareholders.

Fluctuations in the exchange rate between the Japanese yen and foreign currencies may affect the value of shares and dividends measured in foreign currencies.

Our shares of common stock are listed on the Tokyo Stock Exchange and other stock exchanges in Japan, where shares are quoted and traded in Japanese yen. Fluctuations in the exchange rate between Japanese yen and foreign currencies may affect the value of our shares and any dividends paid by us when translated into foreign currencies.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the Tokyo Stock Exchange, which we expect to be the main venue for trading our shares, are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the Tokyo Stock Exchange may not be able to effect a sale at such price on a particular trading day, or at all. See "Description of the Shares – Daily Price Fluctuation Limits Under Japanese Stock Exchange Rules".

USE OF PROCEEDS

All of the shares in this global offering are being sold by the selling shareholder. We will not receive any of the proceeds from the sale of the shares in this global offering.

Dividends

We have historically paid cash dividends twice per year. Our board of directors recommends the year-end dividend to be paid following the end of each fiscal year. This recommended dividend is subject to approval by shareholders at the ordinary general meeting of shareholders which is usually held in June of each year. The recommended dividend is also subject to approval by the Minister of Finance. Following approval of the year-end dividend at our annual general meeting of shareholders and then approval by the Minister of Finance, we pay the approved year-end dividend to shareholders or pledgees of record as of March 31. In addition to these year-end dividends, we have historically paid interim dividends in the form of cash distributions to our shareholders or pledgees of record as of September 30 in each year. These are approved by resolution of our board of directors and without shareholder approval. We normally pay these interim dividends in December. See "Description of the Shares – Dividends".

The following table indicates year-end and interim cash dividends declared and paid on our shares to shareholders or pledgees of record on the record dates indicated:

Record date	Cash dividend per share	
September 30, 2003 (interim)	¥ 5,000	$ 45.31
March 31, 2003	6,000	50.34
September 30, 2002 (interim)	4,000	32.15
March 31, 2002	4,000	33.20
September 30, 2001 (interim)	4,000	31.55
March 31, 2001	4,500	35.83
September 30, 2000 (interim)	3,500	31.26
March 31, 2000	4,500	42.25
September 30, 1999 (interim)	3,500	33.80
March 31, 1999	3,500	28.67
September 30, 1998 (interim)	3,500	29.62

The U.S. dollar equivalents for the dividends shown above are based on the buying rate for Japanese yen on the date of the dividend payment.

On April 28, 2004, our board of directors resolved to recommend a ¥5,000 per share year-end dividend for the year ended March 31, 2004. The dividend is subject to shareholder approval at the ordinary general meeting of shareholders to be held on June 24, 2004. As the record date for the dividend is March 31, 2004, you will not be entitled to receive it even if it is approved at the shareholders' meeting.

Our board of directors presently intends to continue to pay cash dividends on a semi-annual basis. Taking into account our financial performance and medium- to long-term outlook, we intend to gradually increase cash returns to our shareholders through cash dividends or repurchases of our shares, while using cash for business investments and acquisitions as well as reducing our interest-bearing debt. The payment of dividends, however, depends on our future earnings, our financial condition and other factors, including statutory and other restrictions on the payment of dividends. See "Description of the Shares – Dividends".

With respect to Japanese taxation applicable to dividends on shares of our common stock, see "Taxation – Japanese Taxation".

Changes in Issued Share Capital

Our authorized share capital consists of 8,000,000 shares. Our issued share capital since our incorporation consists of 2,000,000 shares of common stock issued on April 1, 1985.

Our board of directors was authorized at our ordinary general meeting of shareholders in June 2003 to repurchase up to 100,000 shares for up to ¥75 billion by the end of our ordinary meeting of shareholders in June 2004. We may hold the repurchased shares as treasury stock or cancel, dispose of or utilize for any purpose any repurchased treasury stock. In October 2003, we repurchased 45,800 shares of our common stock for a total repurchase price of ¥34,579 million, or ¥755,000 per share. The Government of Japan announced that it sold 44,000 of the 45,800 shares that we repurchased. We will consider the timing, scale and manner of any further repurchases based upon business needs and market trends.

We intend to propose at the ordinary general meeting of shareholders to be held on June 24, 2004 that our articles of incorporation be amended to permit our board of directors to authorize a repurchase of our own shares (within the amount of distributable profits) without shareholder approval.

Price Range of the Shares

Since 1994, our shares have been listed on the First Section of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange, as well as the Fukuoka Stock Exchange and the Sapporo Securities Exchange. On June 7, 2004, the closing sale price of our shares on the Tokyo Stock Exchange was ¥861,000 per share and the closing Nikkei Stock Average was ¥11,439.92. The following table indicates the reported high and low sale prices of our shares, the average daily trading volume and the closing highs and lows of Nikkei Stock Average for the periods indicated:

Year ended/ending March 31,	Tokyo Stock Exchange price per share		Average daily trading volume of shares	Closing Nikkei Stock Average	
	High	Low		High	Low
2000	¥ 1,540,000	¥ 686,000	2,306	¥ 20,706.65	¥ 15,972.68
2001	969,000	690,000	1,824	20,833.21	11,819.70
2002:					
First quarter	867,000	771,000	1,637	14,529.41	12,574.26
Second quarter	914,000	750,000	1,802	12,817.41	9,504.41
Third quarter	868,000	695,000	2,079	11,064.30	9,924.23
Fourth quarter	823,000	700,000	2,072	11,919.30	9,420.85
2003:					
First quarter	890,000	705,000	2,511	11,979.85	10,074.56
Second quarter	854,000	750,000	1,789	10,960.25	9,075.09
Third quarter	806,000	735,000	1,632	9,215.56	8,303.39
Fourth quarter	814,000	688,000	2,223	8,790.92	7,862.43
2004:					
First quarter	743,000	644,000	2,221	9,137.14	7,607.88
Second quarter	753,000	650,000	2,881	11,033.32	9,265.56
Third quarter	818,000	694,000	2,358	11,161.71	9,614.60
Fourth quarter	813,000	708,000	2,148	11,770.65	10,365.40
2005:					
First quarter (through June 7, 2004)	919,000	764,000	4,047	12,163.89	10,505.05
Calendar year 2003					
November	776,000	694,000	1,922	10,847.97	9,614.60
December	810,000	731,000	2,092	10,676.64	9,910.56
Calendar year 2004					
January	797,000	708,000	2,083	11,103.10	10,665.15
February	797,000	727,000	1,811	11,041.92	10,365.40
March	813,000	755,000	2,480	11,770.65	11,162.75
April	919,000	764,000	3,374	12,163.89	11,683.42
May	903,000	801,000	4,059	11,571.34	10,505.05
June (through June 7, 2004)	881,000	831,000	6,833	11,439.92	11,027.05

EXCHANGE RATES

The following table provides information concerning the exchange rate for U.S. dollars against yen traded in the Tokyo foreign exchange market for buying and selling spot U.S. dollars by telegraphic transfer against yen on each Japanese bank business day during the periods indicated. These translations do not mean that yen amounts actually represent, or have been or could be converted into, equivalent amounts in U.S. dollars:

	High	Low	Average(1)	Period-end
Year ended March 31,				
2000	¥ 124.40	¥ 101.55	¥ 110.70	¥ 106.15
2001	123.90	104.30	111.19	123.90
2002	134.80	116.55	125.89	133.25
2003	133.20	115.95	121.20	120.20
2004	120.80	105.37	113.19	105.69

	High	Low	Average(2)	Period-end
Calendar year 2003				
November	¥ 110.60	¥ 108.15	¥ 109.23	¥ 109.45
December	110.00	107.13	107.91	107.13
Calendar year 2004				
January	107.34	105.70	106.43	106.08
February	109.62	105.37	106.61	109.62
March	112.12	105.56	108.77	105.69
April	110.35	103.96	107.37	110.35
May	114.50	108.81	112.45	110.08
June (through June 7)	111.11	109.89	110.47	110.79

(1) Calculated by averaging the exchange rates on the last business days of the months during the respective periods.

(2) Calculated by averaging the exchange rates at the close of each business day during the respective periods.

CAPITALIZATION

The following table shows our cash and cash equivalents, indebtedness, and total capitalization as of March 31, 2004. There has been no material change in our total capitalization since March 31, 2004.

You should read this table together with our consolidated financial statements and information included in this offering circular.

	March 31, 2004	
	(in millions)	
Cash and cash equivalents	¥ 601,661	$ 5,693
Short-term debt		
Short-term bank loans and current portion of long-term debt	¥ 172,709	$ 1,634
Long-term debt (less current portion)	¥ 208,494	$ 1,972
Shareholders' equity		
Common stock:		
Authorized: 8,000,000 shares		
Issued: 2,000,000 shares	¥ 100,000	$ 946
Capital surplus	736,400	6,968
Retained earnings	763,770	7,227
Unrealized gains on available-for-sale securities	14,186	134
Foreign currency translation adjustments	(71,840)	(680)
Treasury stock, at cost – 45,800 shares	(34,579)	(327)
Total shareholders' equity	1,507,937	14,268
Total capitalization	¥ 1,716,431	$ 16,240

SELECTED FINANCIAL INFORMATION

You should read the following selected financial information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included in this offering circular. The following table includes selected historical financial information as of and for the years ended March 31, 2000 through March 31, 2004. Our selected consolidated financial information as of and for the years ended March 31, 2000 through March 31, 2004 is derived from our audited consolidated financial statements prepared in accordance with Japanese GAAP, which have been audited by Deloitte Touche Tohmatsu, independent auditors. The historical results are not necessarily indicative of results to be expected for any future period. There are differences between Japanese GAAP and U.S. GAAP. See "Summary of Certain Differences Between Japanese GAAP and U.S. GAAP".

The following selected financial information which is prepared in accordance with Japanese GAAP reflects certain accounting changes and the adoption of certain new accounting pronouncements, as well as the effects of major acquisitions and investments that affect the comparability of the five years of selected financial information presented. Such items include:

- ***Accounting changes*** – Effective from April 1, 2002, we changed the method of translating the revenue and expense accounts of our foreign consolidated subsidiaries into Japanese yen to the method of using the average exchange rates during each subsidiary's accounting period from that of using period-end exchange rates. We believe this change is preferable in that it provides for a more appropriate presentation of our results of operations as the significance of the foreign subsidiaries continues to increase. As a result of this accounting change, income before income taxes and minority interest for the year ended March 31, 2003 increased ¥968 million as compared to under the previous method. The effects of this accounting change on segment information are described in Note 15 to the consolidated financial statements.

  Effective April 1, 2003, we changed our accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Our annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. Our change in accounting policy recognized this liability as part of our liabilities for employees' retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003, in order to fairly present such obligations in our financial statements as well as to further enhance the transparency of our financial condition. Prior to April 1, 2003, such annuity-basis contributions had been recorded as expenses when paid.

  In connection with this accounting change, we fully recognized a liability as of April 1, 2003 and a related charge of ¥185,095 million as part of other expenses for the year ended March 31, 2004. While operating income for the year ended March 31, 2004 increased ¥15,581 million as compared to under the previous method as a result of no longer recording the contributions as part of selling, general and administrative expenses when paid, the charge led to a decrease in income before income taxes and minority interest for the year ended March 31, 2004 of ¥172,291 million, as compared to under the previous method.

- ***New accounting pronouncements*** – Effective April 1, 1999, a new accounting principle for deferred income taxes was introduced under Japanese GAAP. The cumulative effect of the change in accounting principle in the amount of ¥77,119 million was credited to retained earnings as of April 1, 1999. As a result of this change, net income increased by ¥5,534 million for the year ended March 31, 2000 as compared to under the previous method.

  Effective April 1, 2000, a new accounting principle for equity and debt securities was introduced under Japanese GAAP. In accordance with the new principle, all the securities were classified as available-for-sale securities and stated at fair value with unrealized gains or losses, net of related taxes, reported as a component of shareholders' equity. Prior to April 1, 2000, the securities had been stated at the lower of cost or market and unrealized losses were charged to expense as incurred. As a result of this change, income before income taxes and minority

interest increased ¥2,723 million for the year ended March 31, 2001 as compared to under the previous method.

Another new accounting principle for employees' pension and severance payments was introduced under Japanese GAAP beginning in the year ended March 31, 2001, whereby liabilities for such payments are now recorded based on an actuarial computation. Prior to the year ended March 31, 2001, we accrued for severance payments based on the vested benefit obligation, which was the amount required if all employees terminated their employment at the balance sheet date. Pension costs had been charged to expense when contributions were made. The obligation of ¥19,501 million calculated at the transition date of April 1, 2000 is being amortized over three years. As a result of this change, net periodic retirement benefit costs decreased by ¥945 million and income before income taxes and minority interest decreased by ¥1,287 million for the year ended March 31, 2001 as compared to under the previous method.

Prior to January 1, 2002, goodwill acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. had been amortized using the straight-line method over 40 years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which became effective for JT International Holding B.V.'s fiscal year beginning on January 1, 2002. Under SFAS 142, goodwill is no longer subject to amortization but is required to be tested for impairment at least annually. Based on the impairment test performed upon the adoption of SFAS 142, no impairment losses were recognized for the year ended December 31, 2002. As a result of adopting this new accounting standard, income before income taxes and minority interest for the year ended March 31, 2003 increased by ¥10,454 million as compared to under the previous method.

- ***Acquisitions and investments*** – See "Strategic Acquisitions and Investments" in "Management's Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Financial Results" for significant acquisitions and investments made during the periods presented, including the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc.

	As of and for the year ended March 31,					
	2000	2001	2002	2003	2004	2004
	(in millions, except per share data)					
Income Statement Data						
Net sales	¥ 4,371,250	¥ 4,501,701	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	$ 43,761
Cost of sales	3,504,643	3,571,153	3,598,796	3,569,394	3,684,013	34,856
Gross profit	866,607	930,548	945,379	922,870	941,138	8,905
Selling, general and administrative expenses	712,635	790,583	781,574	733,907	707,104	6,691
Operating income	153,972	139,965	163,805	188,963	234,034	2,214
Other expenses, net	(26,405)	(20,181)	(65,562)	(46,465)	(241,642)	(2,286)
Income (loss) before income taxes (benefit) and minority interest	127,567	119,784	98,243	142,498	(7,608)	(72)
Income taxes (benefit)	70,611	70,669	56,730	61,814	(4,813)	(45)
Income (loss) before minority interest	56,956	49,115	41,513	80,684	(2,795)	(27)
Minority interest	6,164	5,428	4,663	5,382	4,808	45
Net income (loss)	¥ 50,792	¥ 43,687	¥ 36,850	¥ 75,302	¥ (7,603)	$ (72)
Per Share Data						
Net income (loss) per share(1)	¥ 25,395	¥ 21,843	¥ 18,425	¥ 37,528	¥ (3,910)(5)	$ (37)
Dividends declared and paid per share	¥ 8,000	¥ 8,000	¥ 8,000	¥ 10,000	¥ 10,000(6)	$ 95(6)
Balance Sheet Data						
Property, plant and equipment, net	¥ 770,639	¥ 757,311	¥ 743,712	¥ 733,314	¥ 708,221	$ 6,701
Total assets	3,095,298	3,188,230	3,063,077	2,957,665	3,029,084	28,660
Total debt(2)	660,525	606,089	511,738	424,499	381,203	3,606
Total liabilities	1,515,539	1,618,877	1,400,384	1,283,939	1,467,322	13,883
Total shareholders' equity	1,526,583	1,513,846	1,613,105	1,622,654	1,507,937	14,268
Other Financial Data						
Depreciation and amortization expenses	¥ 161,160	¥ 172,080	¥ 170,314	¥ 148,333	¥ 139,401	$ 1,319
Cash flows from operating activities	288,271	393,958	89,727	258,057	334,501	3,165
Cash flows from investing activities	(899,139)	(90,477)	(40,472)	(74,877)	(228,620)	(2,163)
Cash flows from financing activities	472,593	(76,990)	(124,838)	(111,968)	(109,335)	(1,034)
Free cash flow(3)	(786,499)	307,311	31,413	170,372	269,174	2,547
EBITDA(4):						
Consolidated	¥ 315,132	¥ 312,045	¥ 334,119	¥ 337,296	¥ 373,435	$ 3,533
Tobacco	299,477	296,318	320,969	321,419	343,163	3,247
Pharmaceuticals	(790)	(3,105)	(8,519)	(5,110)	(4,426)	(42)
Foods	(490)	(2,660)	2,259	546	3,300	31
Other	16,093	20,033	19,617	19,674	30,674	290
Eliminations	842	1,459	(207)	767	724	7

(1) As a result of the adoption of a new accounting standard issued in September 2002, beginning with the year ended March 31, 2003, we are required to calculate our net income (loss) per share by using net income (loss) as adjusted for certain items, including bonuses to directors and corporate auditors appropriated from retained earnings. No restatement of net income per share has been made for prior fiscal years.

(2) Total debt includes total short-term debt (including current portion of long-term debt) and long-term debt.

(3) Free cash flow is calculated as the sum of cash flows from operating and investing activities after certain adjustments. From cash flows from operating activities we exclude dividends received, interest received and its tax effect (42%), and interest paid and its tax effect (42%). From cash flows from investing activities, we exclude cash outflows from purchase of marketable securities, proceeds from sale of marketable securities, cash outflows from purchase of investment securities, proceeds from sale of investment securities and other items (but not business-related investment securities, which are included in investment securities).

(4) *EBITDA (Earnings before interest, taxes, depreciation, and amortization)* refers to operating income plus depreciation and amortization. EBITDA should not be construed as an alternative to operating income or any other measure of performance determined in accordance with Japanese GAAP or as an indicator of operating performance, liquidity or cash flows from operating, investing and financing activities, and may not be directly comparable to similarly named measures reported by other companies. Information concerning EBITDA is included because we believe it is a useful supplement to cash flow data as a measure of our performance.

(5) Net loss per share for the year ended March 31, 2004 has been adjusted to exclude only the bonuses to directors and corporate auditors of Japan Tobacco Inc. and one of its consolidated subsidiaries, Torii Pharmaceutical Co., Ltd., because information with respect to the bonuses to directors and corporate auditors of other consolidated subsidiaries for the year ended March 31, 2004 is not available as of the date of this offering circular. Once all relevant bonus information is available for the year ended March 31, 2004, financial statements with revised net loss per share information for the year ended March 31, 2004 will be filed with the Ministry of Finance in June 2004 as part of our statutory annual report.

(6) Includes a ¥5,000 per share interim dividend, which was paid pursuant to a resolution of our board of directors, and a ¥5,000 per share year-end dividend, subject to shareholder approval at the ordinary general meeting of shareholders to be held on June 24, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan and other information included in this offering circular. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described under "Investment Considerations" and elsewhere in this offering circular.

Overview

We operate primarily in the domestic and international tobacco businesses, the pharmaceutical business and the foods business. In our domestic and international tobacco businesses, we develop, manufacture, distribute, and sell tobacco products, primarily cigarettes. In our pharmaceutical business, we develop, manufacture and sell pharmaceutical products. In our foods business, we develop, produce and sell processed foods and develop and sell beverages. Our other business segment includes our commercial real estate business and other operations.

Our net sales were ¥4,625.2 billion for the year ended March 31, 2004 and ¥4,492.3 billion for the year ended March 31, 2003. Our domestic and international tobacco businesses accounted for 91.6% of our net sales for the year ended March 31, 2004 and 92.0% of our net sales for the year ended March 31, 2003. In recent years, net sales of our international tobacco business have become an increasingly important component of net sales, in particular as a result of our May 1999 acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. Increases in net sales of our international tobacco business have partially offset the gradual decline in net sales for our domestic tobacco business over the past several years. This trend was temporarily interrupted in the year ended March 31, 2004, primarily due to the retail price increases of tobacco products in Japan during that year, reflecting the increase in excise taxes imposed in July 2003. See "– Year Ended March 31, 2004 Compared to Year Ended March 31, 2003 – Tobacco business – Domestic tobacco business" for a further discussion. In recent periods, net sales have also increased for our foods business, but decreased for our pharmaceutical business.

Our operating income increased to ¥234.0 billion for the year ended March 31, 2004 from ¥189.0 billion for the year ended March 31, 2003. Substantially all of our operating income is derived from our tobacco business. Both our pharmaceutical business and foods business segments have recorded operating losses since the year ended March 31, 1998, when we started to disclose industry segment information.

While we have generally recorded substantial net income in recent years, consistent with our operating income results, we recorded a net loss of ¥7.6 billion for the year ended March 31, 2004 primarily reflecting a charge of ¥185.1 billion related to a change in an accounting policy for certain pension benefits obligations, which has no impact on our cash flows. Net income for the year ended March 31, 2003 was ¥75.3 billion.

We greatly expanded our international sales of tobacco through the $7.8 billion acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. in May 1999. The goal of this acquisition was to enhance and diversify our profit sources and cash flow. This acquisition expanded our ability to sell tobacco products in international markets and provided us with the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel, Winston* and *Salem*. These three brands, together with *Mild Seven*, constitute our global flagship brands, or GFBs. The integration of RJR's non-U.S. tobacco operations and our international tobacco operations was completed in 2000. Since this acquisition, our international tobacco business sales, in particular overseas sales of our global flagship brands, have increased steadily. We will continue to focus on increasing overseas sales of these global flagship brands to improve our profitability and make these global flagship brands stronger sources of profits and cash flow.

In August 2003, we agreed with Philip Morris not to renew the license agreement under which we manufacture and sell *Marlboro* brand cigarettes in Japan. This agreement will end in April 2005.

In order to further diversify our future sources of profits and cash flow, we have been building our pharmaceutical and foods businesses. Our December 1998 acquisition of 53.5% of the outstanding shares of Torii Pharmaceutical Co., Ltd. substantially increased the scale of our pharmaceutical business. We substantially expanded our foods business through the acquisition in 1998 of a majority of the outstanding

shares of Unimat Corporation, a Japanese vending machine operator with a large nationwide network of vending machines, since renamed Japan Beverage Inc., and the July 1999 acquisition of the processed foods operations of Asahi Kasei Corporation. Although our pharmaceutical and foods business operations are currently unprofitable, we have been building these operations and refining their focus through selective investments, acquisitions, joint ventures and licensing arrangements. We are striving to transform these businesses into steady sources of profits and cash flow in the future.

Results by Industry Segment

The following table presents net sales in each of our business segments, after elimination of intersegment sales, for the years ended March 31, 2002, 2003 and 2004.

	Year ended March 31,					
	2002		2003		2004	
	(in millions, except percentages)					
Tobacco	¥ 4,178,034	91.9%	¥ 4,134,466	92.0%	¥ 4,236,920	91.6%
Pharmaceutical	61,868	1.4	53,927	1.2	51,242	1.1
Foods	221,197	4.9	232,404	5.2	250,138	5.4
Other	83,076	1.8	71,467	1.6	86,851	1.9
Total	¥ 4,544,175	100.0%	¥ 4,492,264	100.0%	¥ 4,625,151	100.0%

The following table presents operating income (loss) in each of our business segments for the years ended March 31, 2002, 2003 and 2004.

	Year ended March 31,					
	2002		2003		2004	
	(in millions, except percentages)					
Tobacco	¥ 192,114	117.3%	¥ 213,342	112.9%	¥ 238,409	101.9%
Pharmaceutical	(18,985)	(11.6)	(13,855)	(7.3)	(12,840)	(5.5)
Foods	(11,860)	(7.3)	(13,168)	(7.0)	(4,851)	(2.1)
Other	1,797	1.1	932	0.5	11,976	5.1
Total	163,066	99.5	187,251	99.1	232,694	99.4
Eliminations/corporate	739	0.5	1,712	0.9	1,340	0.6
Total operating income	¥ 163,805	100.0%	¥ 188,963	100.0%	¥ 234,034	100.0%

Tobacco. The domestic and international tobacco businesses, from which we derive most of our sales and substantially all of our operating income, constitute our most important business segment. The domestic and international tobacco businesses together accounted for 91.6% of our net sales for the year ended March 31, 2004. For each of the three years in the period ended March 31, 2004, operating income from our tobacco business segment exceeded total operating income due to losses recorded for our pharmaceutical and foods segments.

Although domestic and international tobacco businesses together constitute a single segment for reporting purposes, net sales of tobacco can be divided into domestic and international sales.

Net sales for the domestic tobacco business were ¥3,498.2 billion for the year ended March 31, 2004, and ¥3,443.1 billion for the year ended March 31, 2003. In addition to sales of products we manufacture in Japan, including *Marlboro*, which we manufacture under a license agreement with Philip Morris that will expire in April 2005, our domestic tobacco business includes sales in Japan of tobacco products of foreign tobacco manufacturers. We derive significantly lower profit margins from the sale of these imported tobacco products than the rest of our tobacco business as our function is limited to participating in distribution. Sales for China, Hong Kong and Macau, which were previously included under international tobacco business sales, have been included in domestic net sales since January 2003. We made this change as a result of our establishment of the China Division within Japan Tobacco Inc. on January 1, 2003, which directly manages our tobacco operations in China, Hong Kong and Macau. Consequently, domestic tobacco sales for the year ended March 31, 2004 include 15 months of sales in those markets. If we had included sales for China, Hong Kong and Macau for the year ended December 31, 2002 in domestic net sales for the year ended March 31, 2003, domestic net sales would have been ¥3,455.6 billion for that year. For the purposes of our geographic segments, sales for China, Hong Kong and Macau, which were previously recorded in Western Europe, have been recorded under the Other regions geographic segment beginning with the year ended March 31, 2004. See "—Results by Geographic Segment".

Net sales for the international tobacco business were ¥738.7 billion for the year ended March 31, 2004 and ¥691.4 billion for the year ended March 31, 2003. International tobacco sales include sales outside of Japan of products manufactured by our overseas subsidiaries and sales of tobacco products manufactured in Japan and exported to foreign countries, but have excluded sales to China, Hong Kong and Macau since January 2003.

Pharmaceutical. The pharmaceutical business accounted for approximately 1.1% of our net sales for the year ended March 31, 2004, and 1.2% of our net sales for the year ended March 31, 2003. The operating loss recorded for the pharmaceutical business was ¥12.8 billion for the year ended March 31, 2004, and ¥13.9 billion for the year ended March 31, 2003. We do not expect our pharmaceutical business to generate profits in the next few years.

Foods. The foods business accounted for approximately 5.4% of our net sales for the year ended March 31, 2004, and 5.2% of our net sales for the year ended March 31, 2003. The operating loss recorded for the foods business was ¥4.9 billion for the year ended March 31, 2004, and ¥13.2 billion for the year ended March 31, 2003.

Other. The other businesses segment accounted for approximately 1.9% of our net sales for the year ended March 31, 2004, and 1.6% of our net sales for the year ended March 31, 2003. Net sales from the other businesses segment increased for the year ended March 31, 2004 from the previous fiscal year, due to a non-recurring sale of real estate in our real estate business, but on the whole have been gradually decreasing over recent periods. Operating income for the other businesses segment was ¥12.0 billion for the year ended March 31, 2004, and ¥0.9 billion for the year ended March 31, 2003. We do not currently plan to expand this segment and expect net sales from this segment to decrease gradually as we re-evaluate businesses in this segment.

Results by Geographic Segment

We divide our operations into three geographic segments based on the location of the entity recording the sales: Japan, Western Europe (including Switzerland, France and Germany) and other regions. The other regions segment comprises primarily Asia (excluding Japan and including China, Hong Kong and Macau), Canada, Russia and the other Commonwealth of Independent States republics, the Middle East and Africa. Sales for China, Hong Kong and Macau, which were included under the Western Europe geographic segment as they were recorded by a subsidiary in Europe, have been recorded under other regions beginning with the year ended March 31, 2004 due to the transfer of the location of the entity recording such sales to Hong Kong.

The following table shows, based on the location of the entity recording the sales, our net sales by geographical segment, after elimination of intersegment sales, for the years ended March 31, 2002, 2003 and 2004.

	Year ended March 31,					
	2002		2003		2004	
	(in millions, except percentages)					
Japan	¥ 3,873,643	85.2%	¥ 3,794,323	84.5%	¥ 3,844,100	83.1%
Western Europe	302,912	6.7	316,992	7.0	308,613	6.7
Other regions	367,620	8.1	380,949	8.5	472,438	10.2
Total	¥ 4,544,175	100.0%	¥ 4,492,264	100.0%	¥ 4,625,151	100.0%

The following table shows, based on the location of the entity recording the sales, our operating income (loss) by geographical segment for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,					
	2002		2003		2004	
	(in millions, except percentages)					
Japan	¥ 154,495	94.3%	¥ 154,988	82.0%	¥ 195,086	83.4%
Western Europe	(44,519)	(27.2)	(21,934)	(11.6)	(20,986)	(9.0)
Other regions	53,019	32.4	54,779	29.0	57,589	24.6
Total	¥ 162,995	99.5%	187,833	99.4%	¥ 231,689	99.0%
Eliminations/corporate	¥ 810	0.5%	1,130	0.6%	¥ 2,345	1.0%
Total operating income	¥ 163,805	100.0%	188,963	100.0%	¥ 234,034	100.0%

Japan

Net sales in Japan for the year ended March 31, 2004 increased 1.3% to ¥3,844.1 billion from the previous fiscal year. This increase was primarily due to increases in sales from our tobacco business, food business, and other businesses. Operating income for the year ended March 31, 2004 increased 25.9% to ¥195.1 billion from the previous fiscal year. This was due to a decrease in personnel expenses as a result of the change in accounting policy related to Public Official Mutual Assistance Association expenses, as well as due to our continued cost reduction measures, the decrease of goodwill amortization expenses relating to our foods business, and due to the one time sale of real estate. Net sales in Japan for the year ended March 31, 2003 decreased 2.0% to ¥3,794.3 billion compared to the previous fiscal year. This was primarily due to a decline in domestic tobacco sales as a result of a slight decline in the overall cigarette market size. These factors were partially offset by a net sales increase in our foods business. Operating income for the year ended March 31, 2003 increased 0.3% to ¥155.0 billion compared to the previous fiscal year. This was primarily due to cost reduction efforts in the domestic tobacco business.

Non-Japan

Non-Japan net sales for the year ended March 31, 2004 increased 11.9% to ¥781.1 billion from the previous fiscal year. This was primarily due to an increase in sales from our international tobacco business, particularly in countries in our "Other Regions" segment, such as Russia and Taiwan, as well as an increase in net sales of our higher-priced global flagship brands. Operating income for the year ended March 31, 2004 increased 11.4% to ¥36.6 billion from the previous fiscal year. Non-Japan net sales and operating income, comprising our Western Europe and other regions geographic segments, are substantially all attributable to our international tobacco business. Non-Japan net sales for the year ended March 31, 2003 increased 4.1% to ¥697.9 billion compared to the previous fiscal year. This was primarily due to an increase in sales from our international tobacco business, particularly in countries in our "Other Regions" segment, such as Russia and Taiwan, as well as an increase in global flagship brand sales volume. Operating income for the year ended March 31, 2003 increased 286.4% to ¥32.8 billion compared to the previous fiscal year. This was primarily due to the increase in the sales volume of higher-priced global flagship brands and ceasing the amortization of goodwill relating to the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc.

Western Europe. Net sales in Western Europe for the year ended March 31, 2004 decreased 2.6% to ¥308.6 billion from the previous fiscal year. Although net sales in Western Europe increased in U.S. dollar terms, primarily due to an increase in sales volume of our higher-priced global flagship brands, the strengthening of the yen against the U.S. dollar offset the increase in net sales. Operating loss for the year ended March 31, 2004 decreased 4.3% to ¥21.0 billion from the previous fiscal year due to an increase in sales volume of our higher-priced global flagship brands. Net sales in Western Europe for the year ended March 31, 2003 increased 4.6% to ¥317.0 billion compared to the previous fiscal year. This was primarily a result of sales volume for global flagship brands remaining stable in a weak market while the average unit price of products increased. Operating loss for the year ended March 31, 2003 decreased 50.7% to ¥21.9 billion compared to the previous fiscal year. This was primarily due to the increase in net sales and, following recent accounting changes, to ceasing the amortization of goodwill relating to the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. As of December 31, 2003, the most recent fiscal year end of JT International, the unamortized balance of this goodwill was ¥330.1 billion.

Other Regions. Net sales in other regions for the year ended March 31, 2004 increased 24.0% to ¥472.4 billion from the previous fiscal year. This was primarily due to an increase in tobacco sales by JT International, particularly in countries such as Russia and Taiwan, as well as the recent expansion of our chilled foods business through acquisitions. Operating income for the year ended March 31, 2004 increased 5.1% to ¥57.6 billion from the previous fiscal year. This was also primarily due to an increase in sales volume of higher-priced global flagship brands. Net sales in other regions for the year ended March 31, 2003 increased 3.6% to ¥380.9 billion compared to the previous fiscal year. This was primarily due to an increase in tobacco sales by JT International, particularly in countries such as Russia and Taiwan, as well as an increase in net sales of global flagship brands. Operating income for the year ended March 31, 2003 increased 3.3% to ¥54.8 billion compared to the previous fiscal year. This was primarily due to an increase in sales volume of higher-priced global flagship brands.

Factors Affecting Our Financial Results

Net Sales

Tobacco Business

The financial results of our tobacco business are the most important factor in determining our overall financial results. Our tobacco business accounted for 92.0% of our net sales for the year ended March 31, 2003 and 91.6% for the year ended March 31, 2004. Because our pharmaceutical and foods business segments have recorded operating losses in recent periods, operating income from the tobacco business has exceeded overall operating income in recent periods. The volume and price of cigarettes sold primarily determine the amount of our net sales for both our tobacco business and our business as a whole. Net sales of our international tobacco business are affected by exchange rates as these sales are made in the local currency and then translated into U.S. dollars before being translated into Japanese yen.

Net sales also include sales of products manufactured by competing foreign tobacco manufacturers imported into Japan for which we serve as wholesalers. Our gross margins from net sales of products manufactured by competing foreign tobacco manufacturers are very small as our function is limited to participating in distribution. Sales of *Marlboro* in Japan, manufactured by us in Japan under a license agreement with Philip Morris, which we have agreed not to renew and will expire in April 2005, are also included in our net sales. Our operating margins from *Marlboro* sales are reduced by our royalty payments to Philip Morris for the Japanese manufacturing and marketing rights.

Sales price. We consider the impact on consumer demand and on operating margins of tax levels, prices of competitors, general economic conditions, and level of disposable income when we set the prices for our tobacco products in each of the markets in which we operate. The average unit price of products is also affected by our product mix. Aiming to increase the average unit price of our tobacco products, we have been actively promoting sales of our premium tobacco products. Some of the material factors which may impact sales prices of tobacco products include:

- ***Regulatory requirements.*** Regulatory requirements influence our pricing.

  In Japan, the maximum wholesale price of each tobacco product manufactured and sold by us and the retail price of every tobacco product sold in Japan, as well as any changes in these prices, must be approved by the Minister of Finance for each product. The Minister of Finance is required to approve the price unless it finds that the proposed retail price would unduly prejudice the interests of consumers or be unduly low in comparison with the product's approved maximum wholesale price or the import price. To date, the Minister of Finance has never rejected any of our proposed maximum wholesale prices or fixed retail prices.

  Internationally, regulatory restrictions on pricing vary significantly by country. In a number of countries, there are no restrictions on pricing.

- ***Tax levels.*** Taxes on tobacco products, including both excise and consumption taxes, are included in the retail sales price in a number of countries including Japan. For accounting purposes, excise tax amounts on tobacco products in Japan, but not consumption tax amounts, are included in net sales and expenses relating to excise taxes are included in cost of sales. In Japan, excise taxes are levied on a per unit basis. As a result, our margins for domestic tobacco sales are generally higher for higher priced tobacco products. Outside Japan, inclusion of tax amounts in the sales prices of tobacco products generally depends upon whether we are deemed by the competent tax authority to be the tax paying entity or not. When taxes are increased, we choose whether and to what extent we reflect the increase in the retail prices of our tobacco products. Price changes may vary from brand to brand. We may raise prices above or below the amount needed to reflect the tax increase for certain brands in order to increase our total profitability.

  Both national and local tobacco excise taxes increased in July 2003. We responded to this tax increase by raising the prices of most of our cigarette brands by approximately ¥1.0 per cigarette on average in July 2003.

- ***Competition.*** We consider competitive conditions, including the prices of competing products, in setting and revising prices for our products. In Japan, price competition has not been significant, whereas in some overseas markets competitive downward pressures on price are

significant. For example, in 2002, we withdrew from the Polish tobacco market due to a worsening tobacco market environment as a result of severe price competition. Price competition may not only impact the sales price but also sales promotion expenses.

- ***General economic conditions.*** Economic conditions in the various markets in which we operate also affect pricing, in particular average unit price. For example, recently there was a shift in demand from lower-priced tobacco products to medium and higher-priced products in Russia due to the economic recovery following the Russian economic crisis in 1998. In addition, volatility and changing economic conditions in any significant target market outside Japan may slow our overseas growth.

- ***Income levels.*** The same brands may be sold at higher prices in some markets where income levels are higher, such as in Japan and markets in Western Europe, while being sold at lower prices in other markets with lower income levels, particularly those of developing countries.

- ***Product mix.*** Our product mix impacts the average unit price of our tobacco sales. Our net sales are influenced by the extent to which they are comprised of higher margin tobacco products as compared to lower margin tobacco products, as well as by the proportion of sales in higher margin regions, such as Japan and Western Europe, and lower margin regions such as Russia. We have been focusing increasingly on GFBs in an effort to meet consumer demands and increase our margins.

In Japan, we infrequently change prices of established brands, though we have historically increased our retail prices in response to tax increases. Among various factors, the level of tax is one of the most significant factors affecting sales prices of our tobacco products. Recently, we amended list prices for our domestic tobacco products based primarily on the increase in tobacco excise taxes in July 2003. Prices were increased by ¥1 per cigarette, or ¥20 per pack, for most brands, with some exceptions. For the exceptions, the list prices were determined with careful consideration of the cost structure and market trends for each brand. For the introduction of new brands, we have been focusing on introducing premium brands, such as reduced odor, *D-spec* cigarettes, that can be priced to yield higher margins if they provide consumers with added value and meet their needs and preferences.

Internationally, sales prices, and factors affecting prices, vary by market. In some overseas markets, price competition is more severe than in Japan. Because our GFBs have remained competitive, we do not generally discount these brands in order to maintain brand image.

Sales volume. Our sales volume in each market in which we operate depends on a number of factors, including the overall demand for cigarettes in these markets, the quality, price, brands and image of our products. The material factors influencing sales volume are:

- ***General economic conditions.*** General economic conditions influence sales volume, with improved economic conditions generally leading to moderate increases in consumption and worsening economic conditions generally leading to moderate decreases in consumption.

  In Japan, the continuing economic recession, together with other factors, has contributed to a slight decrease in domestic consumption.

  Internationally, there have been fluctuations in consumption in specific markets, such as in Russia and Asia, as a result of economic crises and recoveries, but the level of consumption worldwide has remained stable overall since the 1990s, with reductions in consumption in some countries being offset by increases in others.

- ***Demographics.*** Demographic factors such as adult population size, income levels and average population age also influence consumption.

  In Japan, our cigarette sales have declined slightly in part as a result of the long-term slowing of the birth rate and the aging of Japanese society. The adult population is still increasing, but is expected to peak in 2011 before declining, according to Japanese government projections. In addition, while the overall adult population is increasing, the 20 to 64 year-old segment, which comprises the majority of the smoking population, is decreasing.

Internationally, demand has been expanding in a number of countries where adult populations are increasing and income levels are rising. Over the long term, tobacco consumption in developed countries has been gradually decreasing, while tobacco consumption in developing countries has been increasing.

- ***Level of marketing activities.*** The level of marketing activities influences market share and sales volume. Marketing is particularly important for the introduction of new products. We target our marketing primarily at shifting smokers toward purchasing our premium products.

  While we seek to actively market our products in Japan and abroad to further establish our brands and increase sales volume, our marketing activities are subject to regulatory restrictions. Further tightening of the marketing restrictions will generally reduce our flexibility and ability to conduct marketing efforts and could have a negative impact on our sales volume and ability to promote migration toward higher margin products.

- ***Smoking environment.*** Increases in public and private restrictions on smoking, adverse publicity from anti-tobacco initiatives or tobacco-related litigation in the various markets in which we operate, and increasing social concern regarding the effects of smoking on health may adversely affect sales volume. For instance, tobacco-related restrictions have recently increased in Japan. The Health Promotion Law, which came into effect in May 2003, requires that administrators of places accessed by many people, such as schools and government offices, endeavor to take necessary measures to prevent passive smoking by non-smokers.

  In November 2003, the Minister of Finance issued an amended ministerial ordinance, effective July 2005, under the Tobacco Business Law to require more extensive cautionary statements on tobacco products with respect to the effect of smoking on health. The trend is similar outside of Japan, as seen in the introduction of the EU Tobacco Product Directive and the World Health Organization's Framework Convention on Tobacco Control. See "Regulation – Tobacco Regulation Internationally". The general tightening of tobacco-related restrictions may contribute to a reduction in demand for tobacco products.

- ***Ability to address consumer preferences.*** Our ability to develop and introduce products that meet changing consumer preferences also influences the popularity of our tobacco products. For example, in recent years American blend tobacco products as well as low-tar and low-nicotine products have become more popular, a trend which is favorable to our business because of our portfolio of these products. We are also creating a new category of cigarettes with reduced tobacco odor using the *D-spec* technology and are accelerating its expansion through our *Mild Seven Prime, Mild Seven Prime Menthol* and *Lucia*. These reduced tobacco odor products are designed to allow smokers and non-smokers to more easily coexist. In addition, we expect that consumer tobacco preferences will become increasingly individualized. In order to meet changing customer demands, we will continue to improve our ability to develop, introduce and market new products and expand market share of our existing products.

- ***Pricing of tobacco products.*** Pricing of our products influences consumption, with increases in prices generally leading to moderately lower consumption levels. Because taxes comprise a significant portion of the retail price of cigarettes in Japan and a number of other markets, changes in tax rates may affect sales volume to the extent that any changes are reflected in higher retail prices.

  In Japan, taxes account for approximately 63.2% of the retail price of a ¥270 pack of cigarettes. In response to tax increases, we raised cigarette prices of some of our products by ¥0.5 per cigarette in April 1997, by ¥1.0 per cigarette for most of our tobacco products in December 1998 and by ¥1.0 per cigarette, or ¥20 per pack, for most of our tobacco products in July 2003. We believe these increases have contributed to a decline in cigarette consumption in Japan. See "Investment Considerations – Increases in excise, consumption or other taxes on tobacco products in Japan or abroad may adversely affect our sales of tobacco products and profitability".

  In foreign countries, tobacco products are subject to national, municipal and local excise and other taxes. The tax level and frequency of tax changes abroad vary depending upon the country.

- ***Competition.*** Competition in Japan and elsewhere influences sales volume. In Japan, the elimination of the monopoly on sale of tobacco products of our predecessor entity in 1985, suspension of tariffs in 1987 and introduction of foreign competition have gradually reduced our market share although we still maintain a dominant market position. Internationally, we also face intense competition, particularly as the industry has been undergoing consolidation worldwide. We expect that the non-renewal of our license agreement with Philip Morris in April 2005 under which we currently manufacture and sell *Marlboro* brand cigarettes in Japan will increase competition and negatively impact the sales volume of products manufactured by us.

  For the year ended March 31, 2003, JT's sales, including tobacco excise taxes from *Marlboro* brand products, were approximately ¥318 billion, or ¥130 billion without excise taxes. Operating income from the products in the same fiscal year was approximately ¥12 billion. We calculated the potential impact of the ending of this agreement, based on figures concerning the sale of *Marlboro* products and the related costs reflected in our results of operations for the year ended March 31, 2003, to be an approximate decrease of ¥50 billion in operating income, which includes personnel expenses and depreciation. However, the actual impact may differ from the previously calculated potential impact depending on numerous factors, including sales of *Marlboro* products and related costs, including fixed costs, and the results of the various efficiency and cost reduction measures we are implementing that affect the profitability of all of our products, including *Marlboro* products.

- ***Competitors' sales performance in Japan.*** As our net sales and cost of sales include the sale of tobacco products manufactured by foreign competitors for which we serve as wholesalers, net sales of these products also influence our net sales though we realize only small margins on these sales. Sales of foreign tobacco in Japan may be influenced by factors similar to those that impact us.

- ***Seasonality.*** Because there are more business days in the first half of the fiscal year than in the second half, domestic sales volume, which comprises the majority of our total sales volume, is generally greater in the first half of the fiscal year than in the second half.

Pharmaceutical Business

In our pharmaceutical business, we focus on the research and development of pharmaceutical products which we believe have the potential to become global products. Our pharmaceutical business generates net sales primarily from sales of prescription pharmaceutical products. These sales include products we develop and manufacture, products developed by third-party pharmaceutical companies which we sell pursuant to licensing arrangements, and royalties we receive from license arrangements with third parties. Licensed products are either manufactured by us or purchased from third parties as finished products.

Material factors affecting pharmaceutical net sales include:

- ***Ability to research and develop new pharmaceutical products.*** As of May 20, 2004, four compounds were in our clinical development pipeline, although we currently have no items in development which are likely to generate significant sales in the next few years. We have made investments in strengthening our own research and development capabilities, as well as research and development conducted jointly with other companies.

- ***Commercial success of pharmaceutical products that we bring to market.*** In order to maintain profitable operations, we must bring to market commercially successful pharmaceuticals. The commercial success of a product is affected by a variety of factors, including the degree of market acceptance of the product in terms of its efficacy and its ability to meet medical needs, the competitiveness of the product in terms of its ability to meet medical needs, the competitiveness of the product against products of other pharmaceutical manufacturers in the same therapeutic area, and the life span of the patents covering the product during which we can expect to generate higher revenues. Sales force reach is also an important factor in achieving commercial success. As of April 1, 2004, Torii Pharmaceutical Co., Ltd., our subsidiary, had approximately 540 medical representatives. We plan to increase the size of the sales force of Torii Pharmaceutical Co., Ltd. in order to increase the distribution capability of our pharmaceutical products.

- ***Unit prices of our prescription pharmaceutical products.*** Pricing pressures from regulatory authorities and other parties in Japan, the United States and Europe will continue to have an overall downward effect on the unit prices, and therefore net sales, of our prescription pharmaceutical products. See "Regulation – Regulation of the Pharmaceutical Industry". However, we believe that innovative drugs will continue to be able to realize premium pricing. In Japan, we believe that it is likely that premium pricing will be allowed for innovative new drugs with proven efficacy for which there is substantial need. In the United States, proven effective drugs with few side effects continue to be sold for premium prices.

- ***Target geographic markets for our pharmaceutical products.*** For each product we bring to market, we may choose to sell it primarily in Japan or in a mix of Japanese and overseas markets. This selection of target geographic markets affects the amount of net sales we earn on the sale of the product. Sales of a particular product are affected by the growth potential of the selected markets for the product. We believe the U.S. pharmaceutical market will be one of the most important future markets for our pharmaceutical business in terms of market potential and growth.

Foods Business

In the foods business, we focus on selected areas in the processed foods and beverages businesses which we believe have the potential to generate high sales volumes. The most important factors driving net sales for our foods business are:

- ***Consumer preferences.*** Consumer preferences change rapidly in the foods business and success requires rapid introductions of new products as well as modifications or spin-offs from existing ones. Introduction of products which meet these needs in a timely manner is essential to success in the foods business. Price, quality and safety concerns are particularly important components of consumer preference.

- ***Distributional reach.*** Because the ability to secure space in vending machines, convenience stores and other retailers is critical to promoting foods sales, our relations with wholesalers in Japan's complex multi-tiered distribution system are important for both processed foods and beverages. For beverages, vending machines are the most important distribution means. We plan to expand the number of vending machines which carry JT-branded beverage products, mainly through our Japan Beverage subsidiary.

- ***Branding power.*** Branding, including the effectiveness of marketing activities, is important for attracting consumers and maintaining and increasing product loyalty, particularly for newly introduced products.

- ***Innovation.*** Providing consumers with innovative products is critical to gaining competitive advantage in the foods business. We intend to leverage our research and development capabilities to develop innovative value-added products that appeal to consumers.

Cost of Sales

Our cost of sales consists primarily of taxes on tobacco products, expenses related to the manufacture of our products, primarily labor, depreciation and raw materials. Our cost of sales is affected primarily by tax levels, the volume of production, the mix of products and the price of raw materials.

Taxes. Taxes on tobacco products are included in the retail sales price in a number of countries, including Japan. For accounting purposes, excise tax amounts, but not consumption tax, on tobacco products sold in Japan are included in net sales and such excise taxes and other related expenses are included in cost of sales.

Leaf tobacco. Leaf tobacco is the most important raw material in tobacco products. As discussed in "Regulation", for our domestic tobacco business, we are required to purchase unprocessed domestic leaf tobacco, which is generally three to four times more expensive than the price of processed foreign leaf tobacco on worldwide markets. Our tobacco inventory in excess of the minimum amount we deem necessary for future production is subject to devaluation annually. For the year ended March 31, 2004, approximately 40% of the leaf tobacco by weight for our domestic tobacco business was domestic. We also purchase leaf tobacco on global markets for both our international and domestic businesses, the price of which fluctuates in

accordance with supply and demand, harvest yields and exchange rates. Our international tobacco business uses almost exclusively foreign leaf tobacco. As a result of ongoing efforts, we have reduced our leaf tobacco inventory.

Improvements in operating efficiency and cost reductions. We have been actively working to increase operating efficiencies and reduce costs in our tobacco business, primarily through consolidation of manufacturing facilities and sales offices, reductions in maintenance costs of our facilities, reductions of costs of leaf tobacco and other raw materials through bulk purchases, technical improvements to our manufacturing operations and reductions in the size of our workforce by way of our early retirement program and attrition. Internationally, we successfully have reduced factories outside Japan from 21 to 16 factories since May 1999 when we acquired the non-U.S. tobacco operations of RJR Nabisco, Inc. Domestically, since July 2002, we have taken and will continue to take various efficiency and cost reduction measures to reduce the number of cigarette manufacturing factories in operation, including through conversion into non-cigarette manufacturing facilities, from 25 to 10 by March 2005. Seven cigarette manufacturing facilities had ceased production by March 31, 2004.

Cost of sales for tobacco products of foreign tobacco manufacturers distributed by us. Cost of sales for tobacco products of foreign tobacco manufacturers distributed by us also includes the wholesale prices that our domestic distribution subsidiaries pay to registered importers.

Other. Discussion of other important cost of sales components is provided under " – Depreciation and Amortization", and " – Pension-related Expenses".

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses are sales and marketing expenses, research and development expenses, salaries and wages, and depreciation and amortization.

Public Official Mutual Assistance Association expenses. Selling, general and administrative expenses have decreased starting in the year ended March 31, 2004 due to a change in accounting policy discussed below under " – Public Official Mutual Assistance Association Law".

Sales and marketing expenses. We spend significantly on sales and marketing. Our sales and marketing expenses consist primarily of costs related to advertising and sales promotion expenses. In recent years, we have increased our sales and marketing efforts for our international tobacco business and foods business.

Research and development expenses. We spend significantly on research and development expenses, particularly for our pharmaceutical business, as discussed in more detail in "Business". Research and development expenses are particularly important for our pharmaceutical business. Research and development expenses for our pharmaceutical business primarily consist of costs and expenses related to our research activities, collaboration and co-development with outside research institutions domestically and internationally and the development of potential products in pre-clinical and clinical studies. Our research and development expenses also include fees paid to third parties as consideration for the right to commercialize products under licensing arrangements. We currently intend to maintain the current level of research and development expenses for our pharmaceutical business, but may increase or decrease research and development expenses in the future if we believe appropriate. We also spend large sums on research and development for our tobacco business and to a lesser extent for our foods business.

Other. Discussion of other important selling, general and administrative expense components is provided under " – Depreciation and Amortization" and " – Pension-related Expenses".

Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, we are obligated by law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of the Japan Tobacco and Salt Public Corporation, our predecessor entity, and others for their services during certain periods before July 1, 1956. For years prior to and including the year ended March 31, 2003, we charged these expenses each year as legal welfare expenses to selling, general and administrative expenses, based on the annual cash payments we made in respect of claims for reimbursement invoiced to us by the Social Insurance Agency. Effective for the year ended March 31, 2004, to further enhance the transparency of our financial condition, we changed our accounting policy to begin accounting for such obligations as a liability

on our balance sheet at their present value using the actuarially determined computation methods which we currently apply to account for the retirement benefit liabilities relating to our own pension plans. We also made this decision in light of the Revised Accounting Standard for Independent Administrative Institutions, which prescribes the accounting treatment by independent administrative institutions of annuity obligations for government-sponsored pension plans and became effective on April 1, 2003. As a result of this change in accounting policy, we recognized a one-time non-operating charge of ¥185.1 billion for the year ended March 31, 2004. Also as a result of this change in accounting policy, selling, general and administrative expenses for the year ended March 31, 2004 declined by approximately ¥15.6 billion as compared to under the prior accounting treatment, as the annual reimbursement was not treated as a selling, general and administrative expense. In addition, we recognized interest expense of ¥2.8 billion in other expenses, which reflects the increase in the projected obligation due to the passage of time. Net income for the year ended March 31, 2004 was reduced by approximately ¥102.8 billion as compared to under the prior accounting treatment, after adjustment for deferred tax effects. This change in the accounting policy does not have any impact on our cash flow because payments will continue to be made as they were prior to the change in accounting policy.

Restructuring Expenses

As discussed in "– Cost of Sales – Improvements in operating efficiency and cost reductions" and elsewhere, we are actively taking actions to improve our operating efficiency and improve our medium to long-term profitability in all of our operating segments. From the year ended March 31, 1986 to the year ended March 31, 2004, we successfully reduced the number of employees of Japan Tobacco Inc., the employer of substantially all employees in our domestic tobacco business, from 31,113 to 16,690. Although in some cases, such as with respect to our early retirement program, we incur immediate charges in connection with these restructuring activities, we believe that these efforts will enhance our medium to long-term profitability. As discussed in "Business – Strategy – Companywide Initiatives" below, we expect our current restructuring efforts to make approximately 4,000 jobs redundant, and approximately 500 employees applied for a voluntary retirement program pursuant to these efforts for the year ended March 31, 2004.

Since July 2002, we have taken and will continue to take various efficiency and cost reduction measures such as reducing the number of cigarette manufacturing factories in operation, including through conversion into non-cigarette manufacturing facilities, from 25 to 10 by March 2005. By March 31, 2003, three cigarette manufacturing facilities ceased production, which resulted in the reduction of the size of our workforce by 210 through an early retirement program. The financial impact of these closings is reflected in a charge of ¥11.4 billion for the year ended March 31, 2003. By March 31, 2004, four additional cigarette manufacturing facilities ceased production, which resulted in an additional reduction of the size of our workforce by 201. For the employees of these cigarette manufacturing facilities and those who became redundant due to other restructuring measures, we offered an early retirement program for which 622 employees applied in the year ended March 31, 2004, of which approximately 500 applied pursuant to our restructuring efforts discussed in "Business – Strategy – Companywide Initiatives". The financial impact of these measures is reflected in a charge of ¥40.8 billion for the year ended March 31, 2004. We will continue our cost reduction efforts, including completing our plans for factory closures and the consolidation and reorganization of our other business bases as scheduled. Although for the next few years restructuring charges are expected to have a net adverse impact on our financial results, we anticipate that the benefit of the aggregate personnel expense reduction and fixed expense reduction over the long term will exceed the aggregate restructuring charges.

Pension-related Expenses

Beginning with the year ended March 31, 2001, Japan Tobacco Inc. and our Japanese subsidiaries adopted a new accounting standard for employees' retirement benefits under which liabilities for retirement benefits are stated based on actuarially estimated retirement benefits obligations considering the estimated fair value of plan assets at each balance sheet date. A transitional obligation of ¥19.9 billion, determined as of April 1, 2000, inclusive of obligations of newly consolidated subsidiaries, was amortized over three years and the annual amortization is presented as "other expenses" in our consolidated statements of operations. Actuarial differences, whether positive or negative, resulting from changes in actuarial assumptions or differences between any such assumption and actual experience are amortized using the straight-line method over the employees' average remaining service period, or a shorter period, which is generally 10 years. Factors that could in the future affect pension-related expenses include changes in the assumptions for the discount rate and return on pension plan assets, particularly equity securities, reduction in the total number of our employees, special one-time expenses resulting from the implementation of an early retirement plan, and

the adoption of defined contribution plans. In September 2003, Japan Tobacco Inc. announced the replacement of the non-contributory defined benefit pension plan for our employees in Japan with a defined contribution pension plan and a cash balance pension plan, which is a type of defined benefit plan. Defined contribution pension plans, similar in some respects to 401(k) plans in the United States, have become available as a result of recent changes in Japanese law and regulation. Japan Tobacco Inc. implemented a defined contribution pension plan in October 2003, which reduced our retirement benefit obligation by ¥52.3 billion. As a result of these changes, the pension plan of Japan Tobacco Inc. consists of an unfunded severance indemnity, a defined contribution pension plan and a cash balance pension plan.

In connection with these changes, we recognized a one-time gain of approximately ¥9,870 million for the year ended March 31, 2004. We have also begun to make contributions to the defined contribution pension plan on an installment basis through 2006, which will amount to a total initial contribution of ¥17,932 million, in addition to the plan assets in the amount of ¥14,718 million, which were transferred to the plan from the non-contributory defined benefit pension plan at October 1, 2003.

Depreciation and Amortization

Depreciation and amortization is a significant component of both cost of sales and selling, general and administrative expenses. Unless we make any major acquisitions, we expect depreciation and amortization levels to decline in coming years. Goodwill and trademarks, acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., recorded by JT International in accordance with U.S. GAAP before preparation of our consolidated results in accordance with Japanese GAAP, were originally being amortized over a period of 40 years under the straight-line method, with an amortization of $86 million and $25 million, respectively for the fiscal year ended December 31, 2001. However, effective from the fiscal year beginning January 1, 2002, amortization of goodwill from this acquisition ceased due to JT International's adoption of a new accounting standard for goodwill and other intangible assets under U.S. GAAP. The goodwill is subject to being tested for impairment at least annually and as events occur or circumstances change that indicate potential impairment. The period over which the trademarks from this acquisition are being amortized has remained substantially unchanged. Amortization of trademarks totaled $27 million for the fiscal year ended December 31, 2003. We fully amortized the ¥1.7 billion of goodwill incurred upon acquisition of Saint-Germain in May 2002. Amortization of goodwill from our acquisition of a majority of Torii Pharmaceutical Co., Ltd. in 1998 and most amortization from our acquisition of Japan Beverage were completed in the fiscal year ended March 31, 2004. The amortization of the goodwill from these acquisitions is reflected in selling, general and administrative expenses.

Marketable Securities

We have invested in securities, primarily marketable securities, for strategic relationships with investees and for other purposes. Holding these securities exposes us to price risks. The carrying amounts of marketable equity securities classified as investment securities in our consolidated balance sheets were ¥59.8 billion as of March 31, 2004 and ¥41.7 billion as of March 31, 2003. All the marketable securities are carried at their market prices as of the end of each fiscal period, and any gains and losses resulting from changes in values of these securities are reported, net of related taxes, as a separate item under shareholders' equity, but are not generally reflected in earnings for the current period. If any decline in value substantially below the carrying amount is viewed as irrecoverable, the decline is charged against current earnings. For information about cost and fair value of these securities, see Note 4 to the audited annual consolidated financial statements included in this offering circular.

Foreign Currency Fluctuations

Foreign currency fluctuations may have a positive or negative effect on our results of operations. Fluctuations primarily between the yen and the U.S. dollar and between the U.S. dollar and other currencies used in the countries in which we operate, create both translation risk and transaction risk.

Translation risk. Foreign currency translation risk may affect the financial statements for particular periods or dates due to fluctuations in the reporting currencies in which financial statements of foreign subsidiaries are prepared. Our reporting currency is the Japanese yen. We prepare financial statements of our foreign subsidiaries in their reporting currencies prior to consolidation in our financial statements. As a result, changes in the value of the Japanese yen relative to the reporting currencies of these subsidiaries create translation gains and losses on our equity investments in foreign subsidiaries which are recorded as foreign currency translation adjustments on our consolidated balance sheets until we dispose of or liquidate the relevant subsidiaries. We have no current plan to dispose of or liquidate our major foreign subsidiaries in the

near future. Net sales, gross profit, operating income and net income of our foreign subsidiaries, when translated into yen and consolidated into our yen-denominated statement of operations, may also be affected by fluctuations in the value of the Japanese yen relative to the reporting currencies of our consolidated subsidiaries.

In particular, the impact of translation risk from U.S. dollars into Japanese yen can be substantial with respect to the consolidation of the accounts of JT International, for which the reporting currency is the U.S. dollar, into our statement of operations. In addition, although JT International's reporting currency is the U.S. dollar, it operates its business through its consolidated subsidiaries, some of which are located in a number of countries whose functional currencies are not the U.S. dollar. As these non-U.S. dollar functional currencies are translated into U.S. dollars to prepare consolidated financial statements for JT International prior to translation into Japanese yen to prepare consolidated financial statements for Japan Tobacco, our translation risk involves not only fluctuations in value between the Japanese yen and the U.S. dollar but also fluctuations in value between the U.S. dollar and the non-U.S. dollar functional currencies of subsidiaries in various countries. We do not hedge against this translation risk.

In general, a strong yen negatively affects the translation of operating results into Japanese yen due to the negative impact on translations from U.S. dollars into Japanese yen as a result of the consolidation of the accounts of JT International. For the translation into U.S. dollars of functional currencies of consolidated foreign subsidiaries of JT International in connection with the preparation of consolidated financial statements for JT International, a strong U.S. dollar relative to the functional currencies of consolidated foreign subsidiaries negatively affects profits of JT International as sales in those functional currencies amount to less when translated into U.S. dollars. Assuming there was no change in the relative value of the yen against the U.S. dollar at the same time, a strong U.S. dollar relative to these functional currencies would in turn also have a negative impact on our overall reported operating results as lower U.S. dollar amounts would also result in lower Japanese yen amounts when translated into Japanese yen for financial reporting purposes.

Effective from April 1, 2002, we changed the method of translating the revenue and expense accounts of our foreign consolidated subsidiaries into Japanese yen to the method of using average exchanges rates from that of using period-end exchange rates. We believe this change provides for a more appropriate presentation of our results of operations as the significance of the foreign subsidiaries continues to increase.

Transaction risk. As we enter into transactions denominated in currencies other than the local currencies in which each of our entities conducts its business, we face foreign currency transaction risk to the extent that the amounts and relative proportions of various currencies in which our costs and liabilities are denominated deviate from the amounts and relative proportions of the various currencies in which sales and assets are denominated. As a result, currency fluctuations may have a different impact on our costs and liabilities than on our sales and assets, leading to a positive or negative impact on our results of operations. Our transaction risk arises primarily (i) from the cost of purchasing foreign tobacco leaves in U.S. dollars by Japan Tobacco Inc. and (ii) from differences in the currency structure between the costs and liabilities and sales and assets of our international tobacco operations in various countries. The cost of purchasing foreign tobacco leaves in U.S. dollars by Japan Tobacco Inc. is partially offset by U.S. dollar-denominated income to Japan Tobacco Inc. from exports of tobacco products and royalties from our JT International subsidiaries relating to trademark licensing. The most significant net exposures from our international tobacco operations are among the U.S. dollar and the euro, Russian ruble and Taiwanese dollar. To the extent feasible, we strive to source costs in each market in the currency in which sales are made in order to offset some of our transaction risk exposure from sales of tobacco products in foreign currencies.

We use hedging transactions to control part of our transaction risk. U.S. dollar denominated bonds of Japan Tobacco Inc., for example, have been fixed in yen terms at the time of borrowing through hedging instruments. See "– Derivative Transactions".

Although for specific transactions we hedge against foreign exchange fluctuations to reduce transaction risk, it is difficult to identify the overall impact of transaction risk arising from fluctuations between currencies as results can vary significantly depending upon the changes in the currency structures for our costs and liabilities and our sales and assets, the relative fluctuations of various currencies and the level and nature of hedging activities in any given year.

Litigation-related Costs

We are subject to litigation alleging damage from tobacco use or exposure to cigarette smoke. To date, we have never lost a case or paid any settlement award in connection with any smoking and health-related litigation in which we have been named as a defendant.

Although we were not sued by U.S. states, our U.S. subsidiary, JT International U.S.A., Inc., has been participating in the Master Settlement Agreement with U.S. states since 1999 in order for us to continue to market our products within the United States. The Master Settlement Agreement requires, among other things, that the U.S. subsidiary pay annual settlement amounts that are calculated based on our market share in the United States.

Our exposure to litigation in the United States is relatively low compared to other major tobacco companies as our presence in the U.S. market is limited even after the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. However, non-U.S. governmental plaintiffs in four pending cases are seeking to assert jurisdiction in the United States because higher damage awards could be rendered in the United States than in their home governments' jurisdictions. Defendants of these cases include R.J. Reynolds Holding and affiliated companies whom we have agreed to indemnify against certain losses in connection with the acquisition of the non-U.S. operations of RJR Nabisco, Inc. Although we believe that these claims are without merit and U.S. courts have so far dismissed many such cases before trial, there can be no guarantee that some such plaintiffs will not succeed and therefore require substantial payouts or settlement awards. Also, any increase in the number or success of claims brought against us could adversely affect our financial results. See "Business – Legal Proceedings".

Strategic Acquisitions and Investments

We are diversifying our sources of cash flow and seeking to improve profitability by investing in or acquiring companies that we believe have the potential to help us achieve these goals. Significant acquisitions in recent years include:

- the non-U.S. tobacco operations of RJR Nabisco, Inc. for $7.8 billion in May 1999;
- the processed foods operations of Asahi Kasei Corporation for ¥24 billion in July 1999;
- 53.5% of the outstanding shares of Torii Pharmaceutical Co., Ltd. for ¥42 billion in December 1998;
- 52.2% of the outstanding shares of Unimat Corporation, since renamed Japan Beverage, Inc., for ¥29 billion in 1998, our shareholding of which we have increased to 67.3% as of March 31, 2004; and
- the bakery chain Saint-Germain Co., Ltd. for ¥3.7 billion in May 2002.

We may consider further acquisitions of, investments in, or joint ventures or other tie-ups with, tobacco, pharmaceutical, food or other companies, either foreign or domestic, in the future if suitable opportunities arise.

In order to finance past acquisitions, we have typically used existing cash reserves. For the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we also used borrowings from banks and insurance companies and issuances of long-term debt in addition to existing cash reserves. For the acquisitions of businesses in Japan, we amortize goodwill pursuant to Japanese GAAP, which permits an amortization period of up to 20 years. See "Selected Financial Information – New Accounting Pronouncements" and "Summary of Certain Differences Between Japanese GAAP and U.S. GAAP".

Seasonality

Seasonal factors affect our revenues. Because there are more business days in the first half of the fiscal year than in the second half, domestic sales volume, which comprises the majority of our total sales volume, is generally greater in the first half of the fiscal year than in the second half. Due to this factor, net income tends to be larger in the first half of the fiscal year than in the second half of the fiscal year.

Outlook

Unaudited Consolidated First Quarter Business Results of JT International

While our fiscal year end is March 31, the fiscal year end of JT International, which operates our international tobacco operations, is December 31. As a result, our audited consolidated financial statements

for the year ended March 31, 2004 included in this offering circular reflect JT International's audited consolidated financial statements for the year ended December 31, 2003.

On April 28, 2004, we announced certain unaudited consolidated business results of JT International for the three-month period ended March 31, 2004, the first quarter of JT International's fiscal year, which will be reflected in our consolidated financial statements for the year ending March 31, 2005. JT International's consolidated financial statements are prepared in accordance with U.S. GAAP.

The sales volume data provided below are those of JT International only and include JT International's sales worldwide including those in Japan. We provide JT International unaudited consolidated quarterly information because it may be useful to readers in analyzing recent trends in our international tobacco business. However, JT International's unaudited consolidated quarterly results do not necessarily represent fully, and should not be construed as a substitute for, recent results of our international tobacco business comparable to those discussed under "– Results of Operations".

The announced unaudited results include the following:

	Three months ended				
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(unaudited) (cigarettes in billions and U.S. dollars in millions)				
Total sales volume	46.6	50.3	52.2	49.8	48.1
Global flagship brands sales volume included within total sales volume	27.6	28.9	31.6	29.4	30.0
Net sales, *including excise tax*	$ 1,369	$ 1,577	$ 1,788	$ 1,625	$ 1,708
Net sales, excluding excise tax	$ 758	$ 844	$ 974	$ 888	$ 914

For the three month period ended March 31, 2004, JT International's net sales, including excise tax, increased to $1,708 million, up $339 million compared to the same three month period in the prior year. This increase in net sales including excise tax was due to higher excise taxes, a shift toward higher priced products, reflecting an increase in net sales and sales volume of the global flagship brands, which have higher taxes than other cigarettes due to their higher prices, and the favorable impact of foreign exchange rates. Quarterly net sales, including excise tax, per thousand cigarettes was $35.5, a 20.9% increase from the same quarter in 2003.

Outlook of Results for the Year Ending March 31, 2005

It is too early to forecast results of operations for the fiscal year ending March 31, 2005. However, based on current trends and other factors known to us, we believe that net sales will decrease due primarily to a decrease in sales volume for the domestic tobacco business reflecting in part the tax increase imposed in July 2003 and the appreciation of the yen relative to the U.S. dollar, which tends to lower sales from our international tobacco products in yen. The negative factors are expected to more than offset any unit price increase in Japan and increased overseas sales of our global flagship brands in foreign currencies. Although we expect an increase in net sales from our foods business, the increase is not expected to be large enough to offset decreases in our net sales for the tobacco and pharmaceutical businesses. Nonetheless, we expect operating income to remain generally at the same level as the prior fiscal year due to our continued cost reduction efforts, which we expect will offset an increase in our cost of sales attributable to a devaluation of our excess tobacco leaf inventory. We anticipate such a devaluation as a result of a decrease in sales volume of cigarettes manufactured by us due to a decline in overall domestic demand and the expiration of the *Marlboro* license agreement. We expect our net income to increase significantly due to the absence of the one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses and planned sales of fixed assets, even as our restructuring-related expenses are expected to increase reflecting primarily a substantially higher expected level of voluntary retirements.

The foregoing statements are forward-looking statements based upon our assumptions and beliefs as to economic and market conditions, our performance under those conditions and other factors, and are subject to the qualifications under "Forward-looking Statements" on page 4 of this Offering Circular. Our actual results of operation could vary significantly from those described above as the result of factors including those discussed elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations", including under "– Factors Affecting Our Financial Results", and in "Investment Considerations".

Results of Operations

	Year ended March 31,			
	2002	2003	2004	2004
	(in millions)			
Income statement data				
Net sales	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	$ 43,761
Cost of sales	3,598,796	3,569,394	3,684,013	34,856
Gross profit	945,379	922,870	941,138	8,905
Selling, general and administrative expenses	781,574	733,907	707,104	6,691
Operating income	163,805	188,963	234,034	2,214
Other expenses, net	(65,562)	(46,465)	(241,642)	(2,286)
Income (loss) before income taxes (benefit) and minority interest	98,243	142,498	(7,608)	(72)
Income taxes (benefit)	56,730	61,814	(4,813)	(45)
Income (loss) before minority interest	41,513	80,684	(2,795)	(27)
Minority interest	4,663	5,382	4,808	45
Net income (loss)	¥ 36,850	¥ 75,302	¥ (7,603)	$ (72)

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net sales. Net sales for the year ended March 31, 2004 increased 3.0% to ¥4,625.2 billion, due primarily to increases in net sales from our tobacco business, foods business, and other businesses. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

Tobacco business. Net sales for the year ended March 31, 2004 increased 2.5% to ¥4,236.9 billion from the previous fiscal year. We sold 423.5 billion cigarettes worldwide for the year ended March 31, 2004.

Domestic tobacco business. Net sales for the domestic tobacco business comprises sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesalers and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. Net sales for the domestic tobacco business were ¥3,498.2 billion, an increase of 1.6% or ¥55.1 billion, from net sales for the previous fiscal year (with net sales to China, Hong Kong and Macau, which became part of the domestic tobacco business starting in the year ended March 31, 2004, included only for that year). Net sales from the domestic tobacco business increased despite the drop in the sales volume of tobacco products in Japan. The decline in sales volume was mainly due to the negative impact on demand for tobacco products of the tobacco retail price increases instituted to reflect the increase in tobacco excise taxes in July 2003, and reduced demand attributed to a deflationary environment and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. The impact of decline in sales volume was offset by the increase in the average unit price resulting from retail price increases in Japan for most brands and also by the inclusion of net sales to China, Hong Kong and Macau as part of the domestic tobacco business starting in the year ended March 31, 2004.

International tobacco business. Net sales from the international tobacco business were ¥738.7 billion, an increase of 6.8% or ¥47.3 billion from the previous fiscal year (with net sales to China, Hong Kong and Macau, which ceased to be part of the international tobacco business starting in the year ended March 31, 2004, excluded from that year). This increase in net sales reflected a shift toward higher-priced products, including our global flagship brands – *Camel, Winston, Mild Seven* and *Salem* – despite decreases in overall sales volume as well as the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen using the 12-month average rate. Due to the weakness of the U.S. dollar, net sales increased in U.S. dollar terms, but the strengthening of the yen against the U.S. dollar reduced the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average rates of exchange between the yen and U.S. dollar used for the translation were ¥125.18 to $1.00 for the year ended March 31, 2003 and ¥116.00 to $1.00 for the year ended March 31, 2004.

Pharmaceutical business. Net sales in the pharmaceutical business declined 5.0% to ¥51.2 billion for the year ended March 31, 2004 from the previous fiscal year. This was due principally to a decrease in royalties from our anti-HIV viral drug *Viracept* and a decrease in net sales by our Torii Pharmaceutical Co., Ltd. subsidiary.

Foods business. Net sales from the foods business increased ¥17.7 billion, or 7.6%, to ¥250.1 billion from the previous fiscal year as a result of increased net sales for both our processed foods business and our beverages business. The increase in net sales for the processed foods business to ¥73.6 billion was due mainly to recent expansion of our chilled foods business through acquisitions, the addition of newly consolidated subsidiaries and the inclusion of 12 months of net sales of Saint-Germain, which we acquired in May 2002, compared to the 10 months included in the previous fiscal year. The increase in net sales for our beverages business to ¥176.5 billion reflected an increase in volume sold through vending machines, resulting from an expansion of vending machine sales channels, and the effect of newly consolidated subsidiaries. These increases offset the decline in sales volume due to a decrease in sales volume through the wholesale channels.

Others. Net sales from other businesses increased ¥15.4 billion, or 21.5%, to ¥86.9 billion, due primarily to the sale of real estate in the Shinagawa development project in Tokyo and from rental revenue from properties put in operation in October 2002 in the same Shinagawa development project. The increase was offset in part by the withdrawal from agribusiness operations in June 2003.

Cost of sales. For the year ended March 31, 2004, cost of sales increased ¥114.6 billion, or 3.2%, to ¥3,684.0 billion, from the previous fiscal year, principally as a result of the increase in tobacco excise taxes. In addition, cost of sales increased as a result of the sale of real estate in Shinagawa, the recent expansion of our chilled food business through acquisitions and the inclusion of the 12 months of results of Saint-Germain compared to the inclusion of 10 months of results for the previous fiscal year. The increase was slightly offset by decreased sales volume and cost reduction measures in our domestic tobacco operations.

Selling, general and administrative expenses. For the year ended March 31, 2004, selling, general and administrative expenses decreased ¥26.8 billion, or 3.7%, to ¥707.1 billion from the previous fiscal year. The decrease was due primarily to a decrease of ¥16.8 billion in personnel expenses resulting from the change in the accounting policy for the obligations under the Public Official Mutual Assistance Association Law, as our reimbursements to the Social Insurance Agency are not treated as an expense beginning with the year ended March 31, 2004. See " – Factors Affecting Our Financial Results – Public Official Mutual Assistance Association Law" for a further discussion. The decrease also reflected a decrease in amortization charges related to the acquisition of Japan Beverage in 1998 and the full one-time amortization of goodwill in Saint-Germain for the previous fiscal year. Other factors contributing to the decrease included a decline in sales promotion and advertising expenses at Japan Tobacco Inc., as well as a decrease in research and development expenses in our pharmaceutical business.

Operating income. As a result of the foregoing factors, operating income increased ¥45.1 billion, or 23.9%, to ¥234.0 billion. Operating income by business segment was as follows:

Tobacco business. Operating income in the tobacco business for the year ended March 31, 2004 increased ¥25.1 billion, or 11.7%, to ¥238.4 billion from the previous fiscal year. In addition to the decrease in the selling, general and administrative expenses described above, the increase reflected our continued cost reduction measures in the domestic tobacco business, an increase in the average net sales price of cigarettes sold in Japan excluding taxes and the steady growth in the international tobacco business.

Pharmaceutical business. For the year ended March 31, 2004, operating loss decreased ¥1.0 billion, or 7.3%, to ¥12.8 billion from the previous fiscal year. The decrease in operating loss was due primarily to a decrease in research and development expenses.

Foods business. For the year ended March 31, 2004, operating loss decreased ¥8.3 billion, or 63.2%, to ¥4.8 billion from the previous fiscal year. The decrease in operating loss was due to an increase in net sales, more efficient use of sales and marketing expenses and a decrease of goodwill amortization expenses relating to our foods business subsidiaries.

Others. For the year ended March 31, 2004, operating income increased ¥11.0 billion to ¥11.9 billion from the previous fiscal year. The increase in operating income is attributable primarily to the sale of real estate in the Shinagawa development project.

Other expenses, net. Other expenses, net, increased to ¥241.6 billion, an increase of ¥195.2 billion for the year ended March 31, 2004 from ¥46.5 billion for the previous fiscal year. The increase in other expenses, net was primarily due to a one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses of ¥185.1 billion. The increase also reflected a ¥29.4 billion increase in business restructuring costs primarily relating to the provision for an early retirement benefit to employees during the current fiscal year, which were recorded as other accounts payable and other non-current liabilities, as well as the accelerated depreciation charge for property, plant and equipment relating to eleven domestic tobacco plants, four of which were closed in the year ended March 31, 2004 and seven of which are to be closed in the current fiscal year.

Income (loss) before income taxes and minority interests. As a result of the foregoing factors, we recorded a loss of ¥7.6 billion in the year ended March 31, 2004, as compared to income before income taxes and minority interests of ¥142.5 billion for the previous fiscal year.

Income taxes (benefit). Income taxes for the year ended March 31, 2004 were an income tax benefit of ¥4.8 billion, compared to an income tax expense of ¥61.8 billion for the previous fiscal year, due to the recognition of deferred income tax assets substantially attributable to the income tax effect of the one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses.

Income (loss) before minority interests. Loss before minority interests was ¥2.8 billion for the year ended March 31, 2004, compared to the ¥80.7 billion in income before minority interests for the previous fiscal year. Minority interests decreased to ¥4.8 billion for the year ended March 31, 2004 from ¥5.4 billion for the previous fiscal year.

Net income (loss). As a result of the foregoing factors, we recorded a net loss of ¥7.6 billion for the year ended March 31, 2004, compared to net income of ¥75.3 billion for the previous fiscal year.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net sales. Net sales for the year ended March 31, 2003 decreased 1.1% to ¥4,492.3 billion, due primarily to a decrease in tobacco business sales of ¥43.6 billion. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

Tobacco business. Net sales for the year ended March 31, 2003 decreased 1.0% to ¥4,134.5 billion from the previous fiscal year. Decreases in sales in our domestic tobacco business due to a decrease in sales volume were only partially offset by an increase in sales from our international tobacco business. We sold 438.2 billion cigarettes worldwide for the year ended March 31, 2003.

Domestic tobacco business. Net sales for the domestic tobacco business, which for these periods comprised sales in Japan of tobacco products manufactured by us in or outside Japan and products manufactured by foreign tobacco manufacturers for which we serve as wholesalers, were ¥3,443.1 billion, a decrease of 2.0% from the previous fiscal year. Net sales from the domestic tobacco business decreased due to a drop in sales volume of tobacco products we manufactured. The decline was mainly due to reduced demand due to a weak economy and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. This was partially offset by an increase in the average net sales price of cigarettes sold in Japan.

International tobacco business. Net sales from the international tobacco business were ¥691.4 billion, an increase of 4.1% from the previous fiscal year despite the adverse effect of foreign currency translation into Japanese yen. This increase in net sales was primarily due to an increase in the average unit price as a result of a combination of a shift toward higher priced products, reflecting an increase in sales volume of global flagship brands, an increase in sales in higher retail price markets, and the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen at the average exchange rates in effect during each subsidiary's respective fiscal year or period.

Pharmaceutical business. Net sales in the pharmaceutical business declined 12.8% to ¥53.9 billion, due principally to a decrease in royalties from our anti-HIV viral drug *Viracept* and a decrease in net sales by our Torii Pharmaceutical Co., Ltd. subsidiary.

Foods business. Net sales from the foods business increased by ¥11.2 billion, or 5.1%, to ¥232.4 billion. Net sales from our processed foods business increased to ¥60.1 billion as a result of the inclusion of 10 months of results of Saint-Germain due to our acquisition of Saint-Germain in May 2002, and an increase in sales of frozen foods, which was partially offset by a decrease in sales of ingredients. Net sales from the beverages business decreased slightly to ¥172.3 billion, despite an increase in sales of JT-brand beverage products mainly through expanded vending machine distribution channels, due to the exclusion of JT Canning Corporation, which was renamed Nishinihon Canpack Co., Ltd., from our consolidated results as a result of a reduction of our ownership in this company. Beverage sales volume of our products increased by 1.3% to 31.6 million cases.

Others. Net sales from other businesses decreased by 14.0% to ¥71.5 billion due primarily to a decrease in net sales of the real estate business and agribusiness operations.

Cost of sales. For the year ended March 31, 2003, cost of sales decreased by ¥29.4 billion, or 0.8%, to ¥3,569.4 billion, as compared to the year ended March 31, 2002, primarily as a result of a decrease in domestic tobacco sales volume, cost reduction efforts and the absence of certain costs of sales related to the sale of the Shinagawa property by our real estate business division in the previous fiscal year. This decrease was partially offset by an increase in cost of sales associated with increased sales in our international tobacco business and the consolidation of Saint-Germain.

Selling, general and administrative expenses. For the year ended March 31, 2003, selling, general and administrative expenses decreased by ¥47.7 billion, or 6.1%, to ¥733.9 billion as compared to the previous fiscal year. The decrease was due primarily to a decrease in sales promotion expenses, including the effect of decreased depreciation expenses from using fully-depreciated tobacco vending machines for a period longer than the depreciation period, a reduction in personnel costs as a result of the voluntary early retirement program implemented in the previous fiscal year, a decrease in amortization expense due to ceasing the amortization of goodwill relating to the acquisition of RJR Nabisco, Inc.'s non-U.S. tobacco operations and a decrease in research and development expenses in our pharmaceutical business.

Operating income. As a result of the foregoing factors, operating income increased by ¥25.2 billion, or 15.4%, to ¥189.0 billion. Operating income by business segment was as follows:

Tobacco business. Operating income in the tobacco business for the year ended March 31, 2003 increased to ¥213.3 billion, or by 11.0%, from the previous fiscal year. The increase primarily reflected cost reduction measures in our domestic tobacco business, the increase in sales of global flagship brands in our international tobacco business and ceasing the amortization of goodwill by JT International due to the adoption of a new accounting pronouncement. This increase was partially offset by a decline in sales volume of domestic tobacco.

Pharmaceutical business. For the year ended March 31, 2003, operating loss was ¥13.9 billion, a decrease of ¥5.1 billion, or 27.0%, from the previous year. The decrease in operating loss was due to a decrease in research and development expenses primarily because of changes in some of our international alliances. This improvement was partially offset by a decrease in *Viracept* royalties and a decrease in income generated from our Torii Pharmaceutical Co., Ltd. subsidiary.

Foods business. For the year ended March 31, 2003, our operating loss increased by ¥1.3 billion, or 11.0%, to ¥13.2 billion as compared to the year ended March 31, 2002. The increase in operating loss was due primarily to the full amortization of ¥1.7 billion of goodwill incurred upon the acquisition of Saint-Germain in May 2002. The increase in operating loss was partially offset by the absence of goodwill expenses relating to Japan Beverage.

Others. For the year ended March 31, 2003, operating income decreased by ¥0.9 billion to ¥0.9 billion as compared to the year ended March 31, 2002. The decrease in operating income was attributable primarily to the decrease in income from our real estate business.

Other expenses, net. Other expenses, net, decreased ¥19.1 billion to ¥46.5 billion. This decrease was due primarily to the absence of ¥31.4 billion recorded in connection with an early retirement program in the previous fiscal year, as well as the absence of a ¥5.0 billion compensation payment related to a contract

cancellation of a joint development agreement between JT and a pharmaceutical company in the previous fiscal year. The decrease in other expenses, net was partially offset by foreign exchange losses of ¥6.7 billion due to an unrealized loss on Japan Tobacco Inc.'s foreign currency deposits and various currency transactions in JT International's worldwide operations, a decrease in gains on the sale of property compared to the previous fiscal year and a loss on the sale of securities.

Income before income taxes and minority interest. As a result of the foregoing factors, income before income taxes and minority interest increased to ¥142.5 billion, or by 45.0%, from the previous fiscal year.

Income taxes. Income taxes for the year ended March 31, 2003 were ¥61.8 billion, compared to ¥56.7 billion for the year ended March 31, 2002, due to an increase in income before income taxes and minority interest. For the year ended March 31, 2003, the actual effective tax rate was 43.4%, compared to 57.7% for the year ended March 31, 2002. The lower actual effective tax rate was due primarily to the absence of JT International's non-deductible amortization of goodwill, which was partially offset by a change in enterprise tax rates in Japan that reduced deferred tax assets and resulted in an increase in income tax of ¥1.8 billion.

Income before minority interest. Income before minority interest increased to ¥80.7 billion, or by 94.4%, from the previous fiscal year. Minority interest increased to ¥5.4 billion for the year ended March 31, 2003 from ¥4.7 billion for the previous fiscal year.

Net income. As a result of the foregoing factors, net income for the year ended March 31, 2003 increased ¥38.5 billion, or 104.3%, to ¥75.3 billion.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base in which capital expenditures, strategic acquisitions and investments, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short-term fluctuations of revenues. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of long-term debt securities.

Cash Flows

Overview. As of March 31, 2004 and March 31, 2003, cash and cash equivalents totaled ¥601.7 billion and ¥602.6 billion, respectively.

The following table presents information about our cash flows for the years ended March 31, 2002, 2003 and 2004:

	Year ended March 31,		
	2002	2003	2004
		(in millions)	
Net cash provided by operating activities	¥ 89,727	¥ 258,057	¥ 334,501
Net cash used in investing activities	(40,472)	(74,877)	(228,620)
Net cash used in financing activities	(124,838)	(111,968)	(109,335)
Effect of exchange rate changes and other	6,525	(3,071)	2,470
Net increase (decrease) in cash and cash equivalents	(69,058)	68,141	(984)
Cash and cash equivalents at beginning of the period	603,562	534,504	602,645
Cash and cash equivalents at end of the period	¥ 534,504	¥ 602,645	¥ 601,661

Year ended March 31, 2004 compared to year ended March 31, 2003. Net cash provided by operating activities was ¥334.5 billion for the year ended March 31, 2004, compared to ¥258.1 billion for the year ended March 31, 2003. The increase in net cash provided by operating activities was primarily due to an increase in cash generated by our tobacco business operations and a decrease in payment of unpaid retirement payables, reflecting the absence of payments under an early retirement program that was implemented in the previous fiscal year. Our operating activities provided net cash, despite our loss before income taxes and minority interest, primarily because the largest contributor to the loss was the one-time non-operating charge of ¥185.1 billion in connection with a change in our accounting policy with respect to the Public Official Mutual Assistance Association Law. This charge did not have any impact on our net cash provided by operating activities.

Net cash used in investing activities was ¥228.6 billion for the year ended March 31, 2004, compared to ¥74.8 billion for the year ended March 31, 2003. The increase in cash used in investing activities was primarily due to a significant increase in purchases of short-term investments, principally in the form of certificates of deposit of a term longer than three months. This increase was offset by an increase in proceeds from sales and redemption of short-term investments and a decrease in cash used for purchases of property, plant and equipment.

Net cash used in financing activities was ¥109.3 billion for the year ended March 31, 2004, compared to ¥112.0 billion for the year ended March 31, 2003. The decrease in net cash used in financing activities was primarily due to a net increase in short-term bank loans and decreased repayments of long-term borrowings, which was offset by an increase in cash used for share repurchases and dividend payments.

Year ended March 31, 2003 compared to year ended March 31, 2002. Net cash provided by operating activities was ¥258.1 billion for the year ended March 31, 2003 compared to ¥89.7 billion for the previous fiscal year. The increase was primarily due to a decrease in the amount paid for accrued but unpaid tobacco excise taxes due to the early payment in unpaid tobacco excise taxes paid in the previous fiscal year. The amount of tobacco excise taxes paid in the previous fiscal year was ¥156.1 billion higher than in the year ended March 31, 2003. During the year ended March 31, 2002, we paid tobacco taxes in advance of the due date in order to avoid potential market disorder from the adoption of a new deposit insurance system in Japan at the end of the fiscal year. The increase also reflected an increase in income before income taxes and minority interest of ¥44.3 billion and a reduction in corporate taxes paid of ¥18.4 billion. This was partially offset by a decrease in other accounts payable during the year of ¥31.8 billion, including Japan Tobacco Inc.'s retirement benefits payable.

Net cash used in investing activities was ¥74.9 billion for the year ended March 31, 2003 compared to ¥40.5 billion for the previous fiscal year. This increase was due to an increase in the purchase of property, plant and equipment of ¥12.8 billion, including for the Shinagawa Project, a reduction in the proceeds from the sale of property, plant and equipment of ¥11.7 billion and an increase in purchases of short-term investments of ¥7.6 billion, each as compared to the prior fiscal year. This was partially offset by an increase in the proceeds from the sales and redemption of investment securities of ¥12.6 billion.

Net cash used in financing activities was ¥112.0 billion for the year ended March 31, 2003 compared to ¥124.8 billion for the previous fiscal year. During both the year ended March 31, 2003, and the year ended March 31, 2002, we reduced long- and short-term debt through repayment at the scheduled maturity date. However, the reduction in net cash used was due to the reduced scheduled repayment of long-term debt.

Liquidity and Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, working capital, strategic acquisitions and investments, repayments of borrowings and payments of interest and funds for payments of dividends and income taxes.

Capital expenditures. Capital expenditures include purchases of property, plant and equipment, as well as trademarks and other assets related to tangible and intangible assets needed to enhance the productivity of our factories and other facilities, strengthen our competitiveness, and promote businesses in various fields.

The following table shows capital expenditures for the years ended March 31, 2002, 2003 and 2004.

	Year ended March 31,		
	2002	2003	2004
		(in millions)	
Capital expenditures	¥ 96,527	¥ 109,179	¥ 90,870

For the year ended March 31, 2004, we invested ¥90.9 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥60.6 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥2.6 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥9.1 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.1 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2003, we invested ¥109.2 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥61.0 billion in capital expenditures

principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥1.2 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥7.3 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥38.8 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2002, we invested ¥96.5 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥70.1 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥2.3 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥6.9 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.2 billion in capital expenditures principally for real estate development projects.

For the year ending March 31, 2005, we plan to spend approximately ¥99.0 billion on capital expenditures. We plan to spend approximately ¥76.0 billion for machines for faster production of cigarettes, approximately ¥2.5 billion for pharmaceutical research and development facilities, approximately ¥8.0 billion for foods production facilities and approximately ¥13.5 billion for other businesses, including real estate development.

Working capital. Our principal working capital requirements are for the purchase of raw materials, including leaf tobacco and other inventories, salaries and wages, selling costs, advertising and promotion costs, taxes and research and development.

Strategic acquisitions and investments. From time to time, we invest in or acquire companies that we believe have the potential to help us diversify our sources of cash flow or improve our profitability. In recent years, we have made a number of significant acquisitions. See "Factors Affecting Our Financial Results – Strategic Acquisitions and Investments".

Dividends. We also require sufficient liquidity to make our scheduled dividend payments. In accordance with our dividend policy, we are seeking to gradually increase dividend payouts depending upon our financial performance and medium to long term outlook. See "Dividends and Price Range of the Shares – Dividends".

Stock repurchases. Repurchases of our own shares, should we choose to do so in the future, also require cash outlays. Repurchase of up to 100,000 shares for up to ¥75 billion was approved at our ordinary general meeting of shareholders on June 25, 2003. On October 9, 2003, we repurchased 45,800 shares of our common stock. We may hold the repurchased shares as treasury stock or cancel, dispose of or utilize for any purpose any repurchased treasury stock. Stock repurchases provide our management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment. We will consider the timing, scale and manner of any further future repurchases based upon business needs and market trends.

Capital Resources

We have historically had and expect to continue to have significant cash flow from operating activities. Cash from operating activities was ¥334.5 billion for the year ended March 31, 2004 and ¥258.1 billion for the year ended March 31, 2003. We expect to continue to cover capital expenditures and debt-servicing from cash generated by operating activities. For significant capital requirements relating to strategic acquisitions and investments, such as our acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we also sometimes utilize debt financing, primarily borrowings from financial institutions and issuances of debt securities. See "– Long-term and Short-term Debt" below.

Equity financing is subject to the approval of the Minister of Finance under the Japan Tobacco Inc. Law. We were unable to use equity financing because the government held two-thirds of the issued outstanding shares, the minimum level previously required by the JT Law. However, revisions to the Japan Tobacco Inc. Law effective April 19, 2002 give us the flexibility to issue new equity shares with approval by the Minister of Finance so long as the Japanese government continues to hold more than one-third of our issued shares. See "Regulation – Regulation of the Tobacco Business in Japan – The Japan Tobacco Inc. Law". We may choose to raise capital through equity issuances in the future, which would have the effect of diluting existing shareholders' interests. We will not receive any proceeds from the sale of shares in this global offering.

Long-term and Short-term Debt

Long-term debt. Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. At March 31, 2004, long-term debt was ¥353.6 billion, of which ¥273.5 billion was in the form of bonds. The remaining long-term debt (including current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen denominated long-term bank loans outstanding at March 31, 2004 and 2003 ranged from 0.68% to 5.50% and 0.43% to 5.50%, respectively. Annual interest rates ranged from 4.36% to 8.24% for long-term loans denominated in other currencies outstanding at March 31, 2004, and ranged from 1.00% to 8.60% at March 31, 2003.

Annual maturities of long-term debt (including current portion) at March 31, 2004 were as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2005	¥ 145,116	$ 1,373
2006	21,362	202
2007	19,086	180
2008	11,905	113
2009	1,136	11
2010 and thereafter	155,005	1,466
Total	¥ 353,610	$ 3,345

As of March 31, 2004, our long-term debt was rated as AA- by Standard & Poor's Ratings Services and Aa3 by Moody's Investors Service, Inc. These ratings are some of the highest ratings among international tobacco companies. By maintaining high credit ratings, we expect to be able to finance large sums of capital at relatively low costs from third parties from time to time. The ability to maintain high ratings is influenced by a number of factors such as developments in the principal markets in which we conduct our business and the success of our business strategies, as well as some elements beyond our control such as general economic trends in Japan. The ratings are not recommendations to purchase, sell or possess the shares. The ratings could be withdrawn or modified at any time. Each rating should be evaluated distinctly from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by a statutory preferential right over the property of Japan Tobacco Inc. This right gives bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capability, we established a medium term note program in the euro market allowing us to issue up to $5 billion. We may issue notes under this program, from time to time, with board approval.

Short-term debt. We also use banks and other financial institutions for short-term loans. Short-term loans were ¥20.5 billion at March 31, 2003 and ¥27.6 billion at March 31, 2004, including foreign currency-denominated loans of ¥13.4 billion and ¥20.0 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans outstanding at March 31, 2004 ranged from 0.45% to 1.50% and from 0.45% to 1.81% at March 31, 2003. Annual interest rates ranged from 1.59% to 9.30% for short-term loans denominated in other currencies outstanding at March 31, 2004 and from 0.90% to 6.60% at March 31, 2003. These borrowings have terms ranging from three months to 12 months.

We have paid down a significant amount of the debt assumed through the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. and have improved borrowing terms by leveraging our credit rating and creditworthiness. From May 12, 1999, the date of the acquisition, to December 31, 2003, JT International's total short-term and long-term debt decreased from approximately ¥56 billion to approximately ¥21 billion.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our

foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies in which we operate. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments that include interest rate swaps, forward exchange contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designated to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are also exposed to credit-related risks in the event of non-performance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings with regard to which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk relating to financing activities. The interest rate swap agreements which qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expenses.

We use foreign exchange forward contracts and currency swap and option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2004 and March 31, 2003 held by Japan Tobacco Inc. and domestic subsidiaries qualifies for hedge accounting, and gains or losses arising from change in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. We do not use hedge accounting for hedging contracts associated with our international tobacco operations and therefore recognize changes in value in derivative foreign exchange instruments currently in earnings. This could result in a gain or loss from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gain or loss recognized from the underlying forecasted transaction.

For information about the contract or notional principal amount of foreign currency forward contracts and currency option contracts outstanding as at March 31, 2004 and 2003 that did not qualify for hedge accounting, please see Note 16 to the audited consolidated financial statements included in this offering circular.

HISTORICAL BACKGROUND

We are a joint stock corporation incorporated in April 1985 under the Commercial Code of Japan and pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when a government bureau was formed to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, to act as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

Growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of a number of factors including demographic trends, health concerns, price increases and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS faced a number of constraints due to its status as a public corporation. For example, JTS's operating budget and capital investment plans were subject to approval by the Japanese Diet on an annual basis, which made long-term management planning difficult. JTS was also required to purchase all domestically grown leaf tobacco, of which there has generally been a substantial excess of production, at prices significantly more expensive than foreign-grown leaf tobacco. Moreover, JTS was restricted from entering other business areas. It became apparent that if the domestic tobacco market were to be opened, JTS would require greater management independence in order to compete with foreign tobacco companies. At the same time, there was increased public interest in the privatization of public corporations within the context of an administrative reform initiative in Japan. A recommendation in a 1982 government report that JTS be privatized led to the enactment of the JT Law in 1984, our subsequent establishment in April 1985 and our succession to the business and assets of JTS.

Our establishment was accompanied by the opening of the Japanese tobacco market to foreign tobacco manufacturers. Competition in the domestic market from foreign tobacco manufacturers increased with this measure and then intensified further with the suspension of all customs duties on imported tobacco products in 1987, following negotiations between the Japanese and U.S. governments. This action reduced the price of foreign cigarettes, and allowed market share of foreign manufacturers to grow more rapidly.

We were wholly owned by the Minister of Finance, representing the Japanese government, from the date of our establishment until the initial public offering in Japan in 1994 of 394,276 shares held by the Japanese government. Upon the offering, we listed shares of our common stock on the Tokyo Stock Exchange and other Japanese stock exchanges. The Japanese government offered 272,390 additional shares of our common stock to the public in 1996 and currently holds 64.52% of our issued shares of common stock, based on our register of beneficial shareholders as of March 31, 2004. Our common stock is currently listed on the Tokyo Stock Exchange and the stock exchanges of Osaka, Nagoya, Fukuoka and Sapporo.

Pursuant to the Salt Industries Law which was enacted in May 1996, we transferred all assets, rights and obligations relating to our salt-related operations to the Salt Industry Center of Japan, a newly established entity supervised by the Japanese government. Since the salt business was a completely separate business which we managed on behalf of the Japanese government, the transfer did not have any impact on our shareholders' rights.

In recent years, we have built up and expanded both our international tobacco business and our non-tobacco businesses, in particular our pharmaceuticals and foods businesses. In May 1999, we acquired the non-U.S. tobacco business of RJR Nabisco Inc. for $7.8 billion. In the pharmaceuticals sector, we acquired a majority share of Torii Pharmaceutical Co., Ltd., a company listed on the Tokyo Stock Exchange with an extensive marketing network in Japan, in 1998. In the foods businesses, we acquired a majority share of Unimat Corporation in 1998, a Japanese vending machine operator with a large nationwide network of vending machines, which we have since renamed Japan Beverage. In 1999, we acquired the foods division, comprising the manufacturing of frozen foods, seasonings and bakery products, of Asahi Kasei Corporation.

In April 2002, the Diet amended the JT Law to permit the Japanese government to reduce its minimum ownership in Japan Tobacco Inc. to 50% of the original shares which the Japanese government acquired upon establishment of Japan Tobacco Inc., as adjusted for any subsequent stock split or consolidation of shares. The law also mandates that the government continue to maintain more than one-third

of the issued shares if Japan Tobacco Inc. issues new shares in the future with approval of the Minister of Finance. Prior to amendment in April 2002, the JT Law provided that the Japanese government must continue to hold at least two-thirds of all issued shares.

Tobacco

Worldwide Tobacco Industry

Leaf tobacco, the world's most widely cultivated non-food crop, is grown in more than 100 countries. In 2003, global production of leaf tobacco reached approximately 6.5 million tons. China is the world's largest leaf tobacco producer, followed by India, Brazil and the United States. The top three leaf tobacco producing countries, China, India and Brazil, accounted for approximately 60% of global production in 2003. Most leaf tobacco is produced for domestic consumption, but approximately 27% of total global production was exported in 2003. Brazil, followed by India, were the world's largest exporters of leaf tobacco in 2003.

Although leaf tobacco is used in a variety of products, including smokeless chewing tobacco and cigars, cigarette production is by far the largest user of leaf tobacco. In recent years, worldwide cigarette consumption has remained stable. In 2002, 5.5 trillion cigarettes were produced worldwide. The American blend cigarette segment and low tar and low nicotine cigarette segment have increased their share of the volume of cigarettes sold in major markets over the past few years. At the same time, unit prices of cigarettes have generally been rising in many countries. This rise in price coincides with a general increase in consumer purchasing power in many countries.

The following table shows cigarette consumption in billions of cigarettes for the years 1998 to 2002 for countries with the largest cigarette consumption.

	Year ended December 31,				
	1998	1999	2000	2001	2002
	(cigarettes in billions)				
China	1,666.0	1,656.0	1,687.8	1,689.0	1,697.3
U.S.A.	485.1	466.2	466.3	444.5	426.7
Russia	245.0	288.3	359.6	377.9	375.0
Japan	336.6	332.2	324.5	319.3	312.6
Indonesia	199.1	208.5	217.1	199.3	182.0

(1) Except for the figures for Japan, which were provided by the Tobacco Institute of Japan and are for the respective years beginning on April 1, figures in this table were calculated using data from the U.S. Department of Agriculture by adding domestic country cigarette production to cigarette imports and subtracting cigarette exports.

Recent mergers and acquisitions in the tobacco industry have brought about major changes in the industry's top worldwide tobacco companies. Currently, the three largest global cigarette producing companies are Philip Morris, British American Tobacco, and Japan Tobacco. Philip Morris is the largest global tobacco company with sales of 923 billion cigarettes in 2003. British American Tobacco, the product of British American Tobacco's 1999 acquisition of Rothmans, is currently the second largest global tobacco company with sales of 792 billion cigarettes in 2003. In October 2003, British American Tobacco and R.J. Reynolds Tobacco Holdings Inc. agreed to merge the U.S. tobacco businesses of Brown & Williamson, a British American Tobacco subsidiary, and RJR, under a new public holding company, Reynolds American Inc. We became the third largest global tobacco company in the world through our acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. We sold 423.5 billion cigarettes worldwide in the year ended March 31, 2004.

The following table shows the top international tobacco companies as shown by their share by volume of the world tobacco market from 1998 to 2002.

	1998	1999	2000	2001	2002
Philip Morris	17.6%	16.3%	16.8%	16.9%	17.0%
British American Tobacco(1)	13.3	14.0	15.0	15.0	14.5
Japan Tobacco(2)	4.7	8.6	8.4	8.5	8.2
R.J. Reynolds(3)	5.6	1.8	1.8	1.7	1.7
Rothmans(4)	4.3	1.3	—	—	—

Source: The Maxwell Report: Top World Cigarette Market Leaders (date: May 2003).

(1) Includes Rothmans results from June-December 1999.

(2) Includes R.J. Reynolds International results since 1999.

(3) From May 1999, R.J. Reynolds International operations were transferred to Japan Tobacco.

(4) Results for the first five months of 1999 before it merged with British American Tobacco.

Additionally, there has recently been a realignment among Europe's tobacco companies. For example, Seita (France) and Tabacarela (Spain) formed Altadis in October 1999, and Imperial (U.K.) acquired Reemtsma (Germany) in May 2002. There have also been movements in countries around the world to privatize once state-owned tobacco monopolies, as illustrated by the complete privatization of Korea Tobacco & Ginseng Corporation in December 2002, the approval in April 2002, by the Taiwanese Legislative yuan of the privatization of Taiwan Tobacco & Wine Monopoly Bureau and by the acquisition of Ente Tabacchi Italiani (Italy) by British American Tobacco in July 2003.

As for tobacco brands, there have been significant changes in the ranking of the world's top 20 brands over the past 10 years. The sales volumes of once powerful local brands owned by former state tobacco monopolies have fallen from the top 20 and been replaced with international premium brands. This is likely due to developments such as the increasing globalization of tobacco markets and the rapid increase in market liberalization.

As a result of acquisitions and joint ventures and the effect of varying local restrictions, our product offerings and those of the other major international tobacco companies include many local brands in addition to more globally recognized brands. We and our main competitors generally have a similar strategy of investing resources in our most widely recognized brands to try to increase their market penetration worldwide. The general global trend towards trade liberalization is facilitating the success of this strategy.

Sales of tobacco products throughout the world occur mainly in supermarkets, convenience stores, street kiosks, small "Mom & Pop" stores, gas stations, and specialty retail outlets. In certain markets in developed countries, including Japan, vending machine sales also play a large part in tobacco retailing.

Tobacco is a highly regulated product worldwide. Legislation and regulation cover all aspects of the tobacco industry's activities, including tobacco product content, packaging, consumption, marketing and advertising. These regulations have recently increased. In May 2001, the European Parliament adopted a directive on tobacco products aimed at harmonizing tobacco related laws and regulations of EU member states. In May 2003, the World Health Assembly adopted the World Health Organization Framework Convention on Tobacco Control. See "Regulation – Tobacco Regulation Internationally".

There has also been a tremendous increase in tobacco-related litigation in recent years, especially in the United States. Thousands of lawsuits across the United States have been brought against major tobacco companies claiming a range of damages, from the alleged harmful effect of smoking to claims of injury from passive smoking. Major tobacco companies and all of the states in the United States reached agreements to settle the states' health care cost recovery claims in 1998. Although we were not named in such lawsuits, our U.S tobacco subsidiary participated in the settlement agreement to permit us to continue to market our tobacco products in the United States, but our exposure to litigation in the United States is relatively low compared to other major tobacco companies, as our presence in the U.S. market has been limited, even after the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc.

There are also lawsuits against tobacco companies outside of the United States. Governmental agencies, health insurers and health organizations in several countries, including France, Israel and Australia, have also filed suit against various tobacco companies. Individual plaintiffs in Europe, Australia, Asia, and Latin America have also brought suit against various tobacco companies seeking compensation for alleged bodily injury. See "Business – Legal Proceedings".

Japanese Tobacco Industry

Japan is one of the largest tobacco markets in the world. Our predecessor entity had a monopoly on the manufacture and sale of tobacco products in Japan, but in 1985 the market was opened to foreign competitors with customs duties being suspended entirely in April 1987. According to the Tobacco Institute of Japan, in the fiscal year ended March 31, 2004, retail sales of tobacco products (calculated by multiplying retail sales price by sales volume) in Japan totaled ¥4,066.0 billion.

Based on a survey we conduct annually in May sampling approximately 16,000 adult males and females over 20 years old nationwide, the table below shows the percentage of Japanese adults who smoked as of May of each of the five years through May 2002 and as of August in 2003. The figures for 2003 are the lowest since we began conducting this survey in 1965 and we expect this trend to continue.

	As of May,					As of August,
	1998	1999	2000	2001	2002	2003
Adults	33.6%	33.6%	32.9%	32.7%	30.9%	30.3%
Men	55.2	54.0	53.5	52.0	49.1	48.3
Women	13.3	14.5	13.7	14.7	14.0	13.6

The table below shows Japanese domestic cigarette sales volume and market share in Japan for products manufactured and sold by us in Japan in each of the five years in the period ended March 31, 2004.

	Year ended March 31,				
	2000	2001	2002	2003	2004
	(cigarettes in billions except percentages)				
JT sales volume[1]	250.1	243.1	237.2	229.0	218.3
Total sales volume in Japan	332.2	324.5	319.3	312.6	299.4
JT market share of total sales volume in Japan[1]	75.3%	74.9%	74.3%	73.3%	72.9%

Source: Japan Tobacco Inc. and Tobacco Institute of Japan.

(1) Includes products manufactured by Japan Tobacco in Japan, but excludes JT International's products.

Another current trend in the Japanese tobacco market is the growth in market shares for low-tar cigarettes, especially for products with 1mg of tar, and for menthol cigarettes, which are cigarettes with the flavor and cooling properties of peppermint. The tables below show the overall Japanese market share by sales volume of products with tar levels of 1mg and menthol products for each of the five years in the period ended March 31, 2004.

Products with tar level of 1mg

	Year ended March 31,				
	2000	2001	2002	2003	2004
Share[1]	11.7%	12.9%	14.0%	14.6%	16.1%

Menthol products

	Year ended March 31,				
	2000	2001	2002	2003	2004
Share[1]	8.6%	10.0%	11.3%	12.7%	14.0%

Source: Tobacco Institute of Japan.

(1) Based on sales volume for the top 100 products by sales volume.

The most important channel for the distribution of tobacco products in Japan is vending machines, accounting for approximately 60% of all tobacco sales in Japan. As of December 2003, there were approximately 626,000 tobacco vending machines in Japan, located inside and outside of retail outlets, train stations, office and other buildings. Other important channels for tobacco distribution in Japan include convenience stores, supermarkets, and street and train station kiosks which predominately sell tobacco, newspapers and magazines.

Pharmaceuticals

Worldwide Pharmaceuticals Industry

The worldwide pharmaceutical market was $466.3 billion in calendar 2003, according to IMS Health, a market research firm. North America accounted for approximately 49% of worldwide net sales, Europe for approximately 25% and Japan for 11%. As a result of increases in prescription volumes, including for so-called "lifestyle drugs" taken to improve quality of life rather than to cure a life-threatening condition, and the introduction of a large number of new, high-priced drugs, the U.S. pharmaceuticals market has been growing more rapidly than Europe and Japan, but is expected to slow somewhat as a result of healthcare cost containment initiated by the U.S. government and insurance companies. Growth in healthcare spending is

driven by a combination of factors, including population growth and aging, rising health care expectations, improved treatments and technological progress.

In recent years, the pharmaceutical markets in North America and Europe have seen large-scale consolidations among major pharmaceutical manufacturers mainly in the form of mergers and acquisitions, as these companies have sought to focus greater resources on research and development efforts in order to increase competitiveness.

Growth in pharmaceutical markets outside of North America, Europe and Japan will depend on factors including rising incomes and improvements in patent protection.

Japanese Pharmaceuticals Market

Japan is the third largest pharmaceutical market in the world behind the North America and Europe, accounting for sales of $52.4 billion in calendar 2003, or approximately 11% of the worldwide total according to IMS Health. According to a survey by the Ministry of Health, Labour and Welfare, there were 1,396 pharmaceutical manufacturers in Japan in 2000. The Japanese pharmaceutical market is divided into prescription and over-the-counter drugs, with prescription drugs comprising most of the market in terms of net sales.

The Japanese pharmaceutical industry has grown in part due to the provision of nationwide National Health Insurance, or NHI, which began in 1961, and the introduction of free medical care for the aged in 1973. Improvements in medical facilities and increasing sophistication of medical technology together with the general rise in the Japanese standard of living have also contributed to growth in the pharmaceutical industry. In recent years, due to government initiatives aimed at containing the costs of healthcare, the Japanese pharmaceutical market has grown by only a few percentage points annually, whereas, according to IMS Health, the North American market showed double digit growth and the European market grew more than 5% annually. As discussed in more detail in "Regulation – Regulation of the Pharmaceutical Industry", the Japanese government mandates periodic price reductions for prescription drugs. As a result, the pace of price cuts can significantly slow industry growth.

Other factors affecting the Japanese pharmaceutical industry include a rapidly aging population, the economic environment, regulatory reform efforts to reduce incentives for physicians to over-prescribe medications, the difficult clinical, regulatory, pricing and reimbursement environment, and the speed of the approval process of new drugs.

Foods Industry

We compete primarily in select segments of the processed foods and beverages markets of the Japanese foods market.

Processed Foods Market

The processed foods market includes wheat flour and derivative products, sweets, milk and dairy products, oils and seasonings, frozen food and processed meat and other areas. We focus on the frozen foods, seasonings, bakery items and chilled foods sectors of the processed foods market.

Lifestyle and social changes, including an increase in women working outside the home, single households and aging of the population have given consumers an increasing preference for foods which, in addition to tasting good, are convenient for cooking and have long shelf-lives. Recently, consumers have paid increasing attention to factors such as health and hygiene. As a result, diversifying consumer demands are increasing opportunities for expansion in markets for items such as frozen foods, seasonings, bakery items and chilled foods, on which we are focusing.

Beverages Market

Total beverage sales in the Japanese market had expanded in recent years due to the introduction of new products based on research into consumer preferences and aggressive sales campaigns. However, total beverage sales decreased to approximately ¥3.3 trillion in calendar year 2003 from ¥3.4 trillion in calendar year 2000 due to unit price decreases as a result of the deflationary economy in Japan. Beverages popular in Japan include coffee drinks, carbonated beverages, Japanese tea and oolong tea, fruit juices, sports drinks and black tea. Among these beverage categories, the most popular by product category are coffee drinks. However, the fastest growing product categories in Japan are sugarless drinks, such as tea drinks and mineral

water, and health supplement drinks, including sports drinks, showing a change in consumer preferences toward drinks with a fresh taste and healthy drinks with lower sugar and calories.

In addition to our own operations, many large foreign and Japanese companies sell beverages in Japan, such as The Coca-Cola Company, Suntory Foods Ltd., Kirin Beverage Corp., Asahi Soft Drinks Co., Ltd., and Ito-En Ltd.

Vending machines are the most important means of distribution of canned beverage products in Japan. Approximately 2.2 million vending machines sell beverages. Vending machines accounted for approximately 40% of Japanese beverage sales volume. Some beverage producers, such as ourselves, sell their products directly in company-owned vending machines, while others have agreements with third parties for vending machine sales. Location of vending machines has a tremendous impact on beverage sales per machine.

National and local convenience stores also play an important role in beverage sales in Japan. Convenience stores are prevalent in all parts of Japan. Convenience stores decide which beverages to sell based on the likelihood of strong sales, and will change their beverage offerings to meet customer tastes. In 2003, there were approximately 38,000 convenience stores in Japan. Supermarkets are also an important distribution channel.

Overview

We are Japan's sole manufacturer of tobacco products. We are also the third largest global manufacturer of tobacco products in the world and sell over 90 different cigarette brands in over 120 countries and territories worldwide. In the year ended March 31, 2004, we sold 423.5 billion cigarettes, including 198.8 billion cigarettes sold through our international operations. We manufacture and sell three of the world's top six cigarette brands – we own the worldwide rights to *Mild Seven*, the most popular brand in Japan, and the rights in substantially all countries outside the United States to *Camel* and *Winston*, as well as to *Salem*, one of the world's leading menthol brands. In addition to expanding our international tobacco business in recent years, most notably through our May 1999 acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we have been working to diversify our operations beyond tobacco and into the pharmaceutical and foods businesses.

We had 188 consolidated subsidiaries and nine affiliates accounted for by the equity method as of March 31, 2004. A table showing our significant consolidated subsidiaries is provided in "Subsidiaries and Affiliates". For the year ended March 31, 2004, we had net sales of ¥4,625.2 billion and net loss of ¥7.6 billion. As of March 31, 2004, we employed 50,033 people, including 10,790 temporary and part-time employees, in more than 40 countries. Our corporate headquarters is located at 2-1, Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan.

Corporate Vision

We are focused on growth in business value for all of our stakeholders based on the goal of becoming a global growth company that develops diversified, value-creating businesses.

Business Goals

In the tobacco business, we aim to become a leading global cigarette manufacturer with a competitive brand portfolio and a solid and profitable business foundation. In the pharmaceutical business, we aim to distinguish ourselves as a maker of unique and innovative pharmaceutical products, with world-class research and development. In the foods business, we aim to become a distinctive food manufacturer operating in several foods categories, and to pursue further business opportunities in the Asian and Oceanian markets.

Strategy

To achieve our corporate vision and goals, we are striving to secure a solid growth foundation in the coming years. We will combine various initiatives, such as launching new cigarette segments, increasing marketing programs and implementing cost-cutting measures, with the goal of maximizing the efficient use of our workforce and resources.

As for the domestic tobacco business, various measures will be implemented to minimize the negative impact of the decrease in domestic tobacco demand in order to establish a solid foundation for future profit growth. The international tobacco business will continue to aim for GFB-driven profit growth. As for our various non-tobacco businesses, we will try to improve performance. We plan to do so in the foods business mainly by emphasizing research and development to bring new attractive products to market, streamlining our operations, and seeking possible processed foods collaborations or acquisitions. In the pharmaceutical business, we will focus on research and development activities in specific disease areas while maintaining research and development expenditures at approximately the current level.

Domestic Tobacco Business

Our tobacco business aims to enhance the business foundation for growth in order to ensure our position as one of the world's top three global cigarette manufacturers. The domestic tobacco business aims to conduct market-oriented operations by actively developing products based on customer needs, while maintaining its current cash flow level notwithstanding changes in its business environment. Considering the decline in cigarette consumption in Japan, we intend to increase profitability through both revenue growth and significant cost reductions, as detailed below.

In order to increase revenues, we intend to switch from a "defensive" to an "offensive" strategy. The three key elements of our revenue growth strategy are:

- ***Aggressively developing the business to gain market share in growing segments.*** As part of our top-line growth strategies, we will aggressively launch new products and enhance marketing activities in growing segments such as the premium segment, and the 1-milligram tar and menthol segments, where we currently have a limited presence. By implementing a new pricing strategy when tobacco prices were revised in July 2003, we have developed a price system that enables us to compete more effectively with our 1mg product market rivals, where we previously lagged.

- ***Creating a new tobacco category through "D-Spec", our reduced-odor innovation.*** We aim to create a new category of cigarettes with reduced tobacco odor. *Lucia*, our first product in this new segment, was released in February 2003 and its sales area reached the rest of the country in November 2003. We see a high potential for reduced-odor tobacco products and believe that we have research and development advantages in this new category of cigarettes. As a pioneer in reduced-odor cigarettes in Japan, we will aggressively market new reduced tobacco odor products. *Lucia* caters to customers who are self-conscious about tobacco smell, and has sold well since its release. Following its successful market entry, achieving a market share of 0.48% in the Tokyo metropolitan area as of September 30, 2003, *Lucia* is now available nationwide and its market share was 0.55% as of March 31, 2004. In addition, on November 4, 2003, we launched *Mild Seven Prime*, a reduced-odor addition to our *Mild Seven* brand family, in the Tokyo metropolitan area in order to meet customer demands for a reduced odor cigarette with a regular, non-menthol taste. Since its launch, *Mild Seven Prime* has expanded its market share, which was 0.83% as of March 31, 2004. We also launched *Mild Seven Prime Menthol* in the Tokyo metropolitan area on March 1, 2004, and its share was 0.54% as of March 31, 2004. We will continue to actively develop products based on customer needs.

- ***Responsive product development time.*** In the past, it took a long time for a new product to go from initial trials to market, and this restricted the number of new products we were able to develop. In order to generate products which can successfully establish themselves in the market, the continual introduction of new products is required. We will utilize test marketing and other means to reinforce development and marketing functions in order to shorten the product introduction period and to continue to launch new products.

In order to reform our cost structure to achieve growth, we have been steadily cutting costs and will further streamline our operations to make our business more flexible and efficient. The three key elements of our cost reduction strategy are:

- ***Consolidating manufacturing facilities, sales and procurement offices and other business bases.*** Based on the significant risk of a decline in domestic tobacco sales volume, we will enhance operating efficiency through consolidating and closing factories and offices. We will reduce the number of cigarette manufacturing facilities, including through conversion into non-cigarette manufacturing facilities, in Japan from 18 to 10 by March 2005. Furthermore, in order to promote reduction of fixed costs, we will proceed with integration of sales offices, reorganization of domestic material procurement divisions, streamlining of administrative functions at our headquarters and consolidation of group companies and business bases.

- ***Optimizing our procurement system.*** With regard to imported leaf tobacco and other materials, we will promote joint purchasing with JT International and take other measures to create further synergies within JT.

- ***Reducing distribution costs.*** We will also work to reduce distribution costs, such as through the consolidation of our domestic distribution subsidiaries. We are determined to further enhance our cost competitiveness by implementing thorough cost reduction measures to decrease both fixed and variable costs.

International Tobacco Business

We expect our international tobacco business to become the key to our consolidated income growth through increases in both sales volume and average unit prices by shifting our product portfolio toward the premium segment to enhance brand equity. In addition, we will actively pursue opportunities for growth, such as acquisitions and business alliances. The key elements of our growth strategy for the international tobacco business include:

- ***Enhancing brand value, especially our GFBs.*** We believe that sales of our premium tobacco products, in particular our GFBs, are the key to growth of our international tobacco business. We are improving the taste and quality of our GFBs to improve their brand equity and are also investing in them to promote further expansion. For example, we relaunched *Salem* in Asia from July 2003 following the successful renewal of *Camel* since March 2002.

- ***Focusing on core markets with greater profitability or growth potential.*** We aim to focus marketing activities in core markets and reinforce our brand portfolio in these markets in order to grow our sales volume and unit prices.

- ***Building cost-efficient operations.*** We continue to streamline and optimize our manufacturing sites and sales and administrative organizations. We also promote joint purchases of raw materials by JT and JT International in order to reduce costs.

Pharmaceutical Business

We aim to develop a distinctive, internationally recognized research and development driven business, winning recognition by creating innovative drugs. We aim to put three compounds into clinical development which have the potential to become global products by March 2006. To achieve this objective, we aim to improve the speed and quality of our research and development while determining the potential and feasibility of compounds in the early stages of research. Our specific strategies include:

- ***Strengthening in-house research and development.*** We are striving to strengthen in-house research and development. In order to maximize the knowledge gained through past research and development processes and to concentrate strategic resources, we will focus our research and development on specific disease areas: glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. This will enable us to effectively assess drug efficacy as well as market potential.

- ***Accelerating development by utilizing outside resources.*** We will accelerate pharmaceutical development by utilizing outside resources and licensing drugs to major overseas companies when necessary.

Foods Business

We expect our foods business to be an important source of future positive cash flow. The processed foods business aims to achieve increased sales volume and profitability, and the beverage business aims to become profitable at the operating income level.

- ***Processed foods business.*** We aim to expand both profits and sales via organic growth and possible collaborations or acquisitions. We will acquire the necessary resources to strengthen our value chain in light of strategic needs and business opportunities. We are concentrating our efforts on four areas: frozen foods, seasonings, bakery items and chilled foods.

- ***Beverage business.*** We aim to make steady profits on an operating income basis through thorough streamlining of our operations. At the same time, to successfully compete in the Japanese market and enhance product brand development, we will continue to incur expenses for research and development, advertising, and for optimized expansion of our vending machine distribution network.

Other Businesses

We will accelerate initiatives to achieve self-sufficiency for each business and aggressively restructure those businesses that fail to be self-sustaining.

Companywide Initiatives

We are undertaking a number of initiatives companywide to improve our cost structure and operating efficiency, including:

- Consolidating administrative functions and reallocating human resources by:
    - Standardizing administrative functions and procedures companywide;

- Consolidating overlapping functions in our corporate administrative divisions and streamlining operations, targeting a 30% reduction in the size of the workforce of these divisions; and
- Centralizing human resources management and accounting and treasury operations in a newly established shared service center in order to improve efficiencies and to reduce costs;

- Integrating facilities and implementing other initiatives to improve cost-competitiveness in our domestic operations, and offering voluntary retirement packages to eligible workers; and
- Reviewing human resources management, such as introducing more performance-based remuneration and reviewing fringe-benefit programs.

We expect these restructuring efforts, including those undertaken in our domestic tobacco business, will make approximately 4,000 jobs redundant. Approximately 500 of our employees had applied for an early retirement program by March 31, 2004 under these restructuring efforts.

Resource Allocation Policy, Dividends Policy, and Financial Policy

- ***Resource allocation policy.*** We will allocate resources to domestic tobacco to achieve profit growth through revenue growth and cost structure reforms. We plan to continue to focus on allocating resources to international tobacco, pharmaceutical and foods businesses. We will pursue opportunities for acquisitions, alliances, collaborations and research and development to accelerate growth for our international tobacco, pharmaceutical and foods businesses.
- ***Dividend policy.*** We intend to increase dividends gradually, depending on the attainment of our medium-term management plan and our mid- to long-term outlook.
- ***Financial policy.*** We will allocate funds toward investment in our businesses, acquire external resources, reduce interest-bearing debt, repurchase shares to broaden our business options and improve cash returns to shareholders.

Enhancement of Corporate Governance

In order to enhance our corporate governance, we have been implementing various measures. In May 2001, we accelerated reforms of our management system by reducing the number of the members of our board of directors from 31 in 1999 to 8 in 2002 so that the board would function more efficiently in making company-wide management strategy decisions. At the same time, we introduced an executive officer system in order to clearly separate the functions of management and execution and assigned to the executive officers the responsibilities for business execution in their respective areas of authority. We also established an advisory committee comprised of outside individuals to obtain advice on the mid- to long-term direction of company business.

We consider compliance to be a top priority for our business management. In October 2000, we established a compliance committee as a deliberating council to the board. Under the compliance committee, the compliance and risk management division was established to promote various measures based on our basic policy for promotion of compliance.

We also consider responsiveness to environmental issues to be part of our social responsibility as a corporation and view this as another top priority business issue.

We will continue to implement the measures necessary to enhance corporate governance under the changing environment in business and management.

Competitive Strengths

We believe that we are well positioned to continue to be the top tobacco company in Japan and one of the leading tobacco companies in the world based on the following competitive strengths.

Dominant Position in the Japanese Tobacco Market

We are the leading tobacco company in Japan, with a share of 72.9% of the unit volume of the Japanese tobacco market for the year ended March 31, 2004. Our experience in the Japanese tobacco market

and strong, long-standing relationships with an extensive distribution network of approximately 300,000 licensed tobacco outlets allows us to generate steady sales and maintain a dominant market position in the world's third largest tobacco market.

Strong Brand Portfolio

We manufacture and sell three of the world's top six cigarette brands by sales volume. We own the global rights to *Mild Seven*, and the rights in substantially all countries outside the United States to *Camel* and *Winston*, as well as *Salem*, one of the world's leading international menthol brands. We consider these brands our global flagship brands. In Japan, our cigarettes account for 16 of the top 20 best-selling tobacco products by sales volume, including *Marlboro* brand cigarettes which we will cease to sell after the current license agreement with Philip Morris expires at the end of April 2005. In addition, our five leading brand families have a domestic market share by sales volume in excess of 50%. We believe our experience managing brands is a key asset in growing our foods business as well.

Well-positioned for International Growth

A major part of our integration of the non-U.S. tobacco operations of RJR Nabisco, Inc. was the introduction of a longer-term management perspective on worldwide growth potential. We believe we have achieved this and, by making additional investments in the strength of our global flagship brands in particular, have created a strong base to grow our international tobacco business further. We are the third largest global tobacco manufacturer by sales volume in the world, sell over 90 different cigarette brands in over 120 countries worldwide and employ people in more than 40 countries. In pursuit of further international growth, we have introduced products in fast growing segments such as American blend cigarettes and low tar and low nicotine cigarettes. We believe these steps position us for further growth in our international tobacco operations.

Improved Production Efficiency and Enhanced Cost Effectiveness

As a result of our ongoing efforts to reduce costs and increase production efficiencies, we believe our operations are well positioned to enjoy the benefits of these efforts. To achieve these results, we have consolidated materials processing operations and installed high-speed cigarette-making machines domestically. Since July 2002, we have taken and will continue to take various efficiency and cost reduction measures to reduce the number of cigarette manufacturing factories in operation from 25 to 10 by March 2005. Seven cigarette manufacturing facilities ceased production by March 31, 2004. Internationally, we have reduced the factories outside Japan from 21 to 16 factories since May 1999, when we acquired non-U.S. tobacco business from RJR Nabisco, Inc.

Strong Financial Condition

Our dominant position in the Japanese tobacco market provides us with strong cash flow and a stable earnings base due to predictable, consistent tobacco sales. Our balance sheet is strong and we have ratings of AA- from S&P and Aa3 from Moody's as of April 30, 2004, some of the highest ratings among international tobacco companies. We believe that this financial strength positions us well to grow our tobacco business and other businesses through further acquisitions, alliances and additional investments.

Tobacco Business

Our primary business is the manufacture and sale of tobacco products, mostly cigarettes. The tobacco business accounted for ¥4,236.9 billion, or 91.6%, of our net sales for the year ended March 31, 2004. The business also accounted for substantially all of our operating income for the year. As of March 31, 2004, 28,504 full-time employees, which represents approximately three-quarters of our full-time worldwide workforce, were involved in our tobacco-related businesses.

Domestic Tobacco Business

We are Japan's sole manufacturer of tobacco products. In the year ended March 31, 2004, approximately 51.6% of our global unit sales of cigarettes, excluding sales of JT International products in Japan, were manufactured and sold in Japan. The following table shows, on a fiscal year basis, the total number of cigarettes sold in Japan, the number of cigarettes manufactured and sold by us in Japan (including foreign brand products such as *Marlboro* manufactured and sold by us in Japan under license), our market share in Japan, the average retail price per 10 of our cigarettes sold in Japan and net sales of tobacco products manufactured and sold by us in Japan per 1,000 cigarettes excluding excise tax (both including and excluding net sales from *Marlboro* products, which we currently manufacture and sell in Japan under license):

	Year ended March 31,				
	2000	2001	2002	2003	2004[4]
	(cigarettes in billions, except percentages and yen amounts)				
Total sales volume in Japan	332.2	324.5	319.3	312.6	299.4
Japan Tobacco's sales volume[1]	250.1	243.1	237.2	229.0	218.3
Japan Tobacco's market share[1][2]	75.3%	74.9%	74.3%	73.3%	72.9%
Japan Tobacco's average retail price per 10 cigarettes	¥ 127.0	¥ 127.3	¥ 127.4	¥ 127.5	¥ 134.7
Japan Tobacco's net sales per 1,000 cigarettes excluding excise tax[3]	¥ 3,822	¥ 3,840	¥ 3,850	¥ 3,856	¥ 3,908
Non-*Marlboro* net sales per 1,000 cigarettes excluding excise tax[3]	¥ 3,731	¥ 3,729	¥ 3,726	¥ 3,723	¥ 3,771

Source: Total sales volume is provided by Tobacco Institute of Japan.

(1) Excludes sales in Japan of JT International products.

(2) Domestic sales are recognized after the products are delivered to and accepted by the retailer.

(3) Based on net sales of tobacco products manufactured and sold by us in Japan. For the purpose of this table, figures for the years ended March 31, 2003 and 2004 exclude sales of non-cigarette tobacco products such as cigars, pipe tobacco and shredded tobacco.

(4) Excludes sales of the China Division.

The following table shows, on a quarterly basis, our market share in Japan (both including and excluding net sales from *Marlboro* products) and net sales of tobacco products manufactured and sold by us in Japan per 1,000 cigarettes excluding excise tax (both including and excluding net sales from *Marlboro* products).

	Three months ended							
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
Japan Tobacco's market share including *Marlboro*	73.5%	73.4%	73.2%	73.0%	73.0%	72.9%	72.7%	73.1%
Japan Tobacco's market share excluding *Marlboro*	65.1%	64.9%	64.7%	64.2%	64.4%	63.7%	63.7%	63.8%
Japan Tobacco's net sales per 1,000 cigarettes excluding excise tax[1]	¥ 3,853	¥ 3,853	¥ 3,858	¥ 3,858	¥ 3,850	¥ 3,923	¥ 3,934	¥ 3,943
Non-*Marlboro* net sales per 1,000 cigarettes excluding excise tax[1]	¥ 3,723	¥ 3,722	¥ 3,725	¥ 3,721	¥ 3,715	¥ 3,783	¥ 3,799	¥ 3,804

(1) Based on net sales of tobacco products manufactured and sold by us in Japan, excluding sales of non-cigarette tobacco products such as cigars, pipe tobacco and shredded tobacco.

The leading brand in Japan is *Mild Seven*, first launched in 1977. We manufacture and sell nine of the top ten products in Japan, with the top three products coming from the *Mild Seven* brand. Other popular brands in Japan include *Seven Stars, Caster* and *Cabin.* In order to strengthen our existing brands and continue to meet evolving customer tastes, we have been introducing new low-tar, low-nicotine products to our existing *Mild Seven*, *Caster*, and *Cabin* brands, menthol products to *Mild Seven*, *Seven Stars* and *Frontier*, and reduced-odor products to *Mild Seven.*

In addition to our 72.9% market share, JT International products constitute approximately 3% of the Japanese tobacco market. Mitsubishi Corporation imports these products into Japan and a subsidiary of Mitsubishi Corporation markets JT International brands sold in Japan, including *Camel*, *Winston* and *Salem.*

In addition to our own brands, we have manufactured and sold *Marlboro* cigarettes in Japan under license from Philip Morris since 1973. The market share of *Marlboro* cigarettes in Japan was 9.0% for the year ended March 31, 2004. We have agreed with Philip Morris not to renew the license agreement for *Marlboro* brand cigarettes after the current agreement expires at the end of April 2005. We also sell a limited amount of other tobacco products under license.

The following table shows the 20 top selling products in the order of market share in Japan for the year ended March 31, 2004:

Ranking	Product	Manufacturer	Market Share
1.	*Mild Seven Lights*	Japan Tobacco Inc.	8.6%
2.	*Mild Seven Super Lights*	Japan Tobacco Inc.	8.4
3.	*Mild Seven*	Japan Tobacco Inc.	7.7
4.	*Seven Stars*	Japan Tobacco Inc.	6.4
5.	*Caster Mild*	Japan Tobacco Inc.	4.2
6.	*Marlboro Lights Menthol Box*	Japan Tobacco Inc.	3.4
7.	*Mild Seven Extra Lights*	Japan Tobacco Inc.	2.6
8.	*Lark Milds KS Box*	Philip Morris	2.2
9.	*Cabin Mild Box*	Japan Tobacco Inc.	2.1
10.	*Frontier Lights Box*	Japan Tobacco Inc.	1.6
11.	*Hope (10)*	Japan Tobacco Inc.	1.6
12.	*Salem Pianissimo*	JT International	1.5
13.	*Marlboro Box*	Japan Tobacco Inc.	1.4
14.	*Kent 1 100's Box*	British American Tobacco	1.4
15.	*Marlboro Lights Box*	Japan Tobacco Inc.	1.3
16.	*Mild Seven One*	Japan Tobacco Inc.	1.3
17.	*Mild Seven One 100 Box*	Japan Tobacco Inc.	1.1
18.	*Peace Lights Box*	Japan Tobacco Inc.	1.1
19.	*Hi-lite*	Japan Tobacco Inc.	1.1
20.	*Kent 1 Box*	British American Tobacco	1.0

Source: Tobacco Institute of Japan.

The table below shows our market share in Japan by brand and product group.

Brand	*Product*	Year ended March 31, 2000	2001	2002	2003	2004
Mild Seven Family	*Mild Seven*	9.0%	8.6%	8.3%	8.0%	7.7%
	Mild Seven Lights	9.7	9.3	9.1	8.9	8.6
	Mild Seven Super Lights	9.8	9.6	9.2	8.9	8.4
	Mild Seven One 100 Box	0.7	0.7	0.7	0.7	1.1
	Mild Seven Extra Lights	2.0	2.3	2.6	2.7	2.6
	Mild Seven One	—	—	—	0.1	1.3
	Others	3.4	3.5	3.4	3.2	3.0
	Total	34.5%	34.0%	33.2%	32.5%	32.6%
Caster Family	*Caster Mild*	5.4%	5.0%	4.7%	4.5%	4.2%
	Others	2.9	3.0	3.1	3.0	2.9
	Total	8.3%	8.0%	7.8%	7.5%	7.1%
Seven Stars Family	*Seven Stars*	7.1%	6.9%	7.1%	7.1%	6.4%
	Others	0.7	0.8	1.1	1.2	2.0
	Total	7.8%	7.7%	8.2%	8.3%	8.4%
Cabin Family	*Cabin Mild Box*	2.7%	2.6%	2.4%	2.2%	2.1%
	Others	2.5	2.4	2.3	2.2	2.0
	Total	5.3%	5.0%	4.7%	4.4%	4.1%
Peace Family	*Peace Lights Box*	1.2%	1.2%	1.1%	1.1%	1.1%
	Others	1.9	1.9	1.9	1.9	1.9
	Total	3.2%	3.1%	3.0%	3.0%	3.0%
Frontier Family	*Frontier Lights Box*	2.2%	2.1%	2.0%	1.9%	1.6%
	Others	0.9	0.8	0.8	0.7	0.6
	Total	3.1%	2.9%	2.8%	2.6%	2.2%
Marlboro Family	*Marlboro Lights Menthol Box*	2.1%	2.7%	3.1%	3.1%	3.4%
	Marlboro Box	1.3	1.2	1.3	1.3	1.4
	Marlboro Lights Box	0.8	0.9	1.1	1.2	1.3
	Others	1.9	2.5	2.6	2.9	2.9
	Total	6.1%	7.3%	8.1%	8.5%	9.0%

The table below shows our market share in Japan for cigarettes by level of tar, for menthol cigarettes, and for products priced at ¥300 or more per pack.

	Year ended March 31,				
	2000	2001	2002	2003	2004
1 mg(1)	5.3%	5.8%	6.0%	6.1%	7.2%
2 – 3 mg(1)	5.6	5.8	5.8	5.9	5.4
4 – 6 mg(1)	18.7	18.6	17.9	17.3	17.0
7 – 13 mg(1)	32.7	32.2	32.0	31.6	30.9
14 mg or more(1)	13.0	12.6	12.5	12.5	12.4
Menthol products(2)	4.6	5.5	6.4	6.8	7.6
Products priced at ¥300 or more per pack(3)	8.0	9.2	9.8	10.3	11.1

(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and its decrees in accordance with ISO standards.

(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market share provided by tar level.

(3) As products priced at ¥300 or more per pack comprise products of varying tar levels and include menthol products, the market share for products priced at ¥300 or more per pack overlaps with the market share provided by tar level and/or the market share of menthol products.

The table below shows the market shares of our 1mg, menthol and ¥300-or-more-per-pack products within the Japanese tobacco market, both including and excluding *Marlboro* products.

	Three months ended							
	June 30, 2002	September 30, 2002	December 31, 2002	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
Including *Marlboro*:								
1mg products	6.1%	5.9%	6.0%	6.4%	6.6%	7.3%	7.3%	7.9%
Menthol products	6.6	6.7	6.7	7.0	7.0	7.5	7.6	8.4
Products priced at ¥300 or more per pack	10.0	10.1	10.4	10.6	10.5	11.1	11.2	11.8
Excluding *Marlboro*:								
1mg products	6.1	5.9	6.0	6.4	6.6	7.3	7.3	7.9
Menthol products	1.9	1.9	1.9	2.0	2.1	2.3	2.4	3.1
Products priced at ¥300 or more per pack	1.6	1.6	1.8	1.7	1.8	1.9	2.2	2.6

The table below shows our share, excluding *Marlboro* products, of the Japanese 1mg, menthol and ¥300-or-more-per-pack product segments in Japan.

	For the year ended				Six months ended	
	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003	September 30, 2003	March 31, 2004
JT share within the 1mg product segment, excluding *Marlboro*	45.4%	45.4%	43.3%	42.2%	44.2%	46.6%
JT share within the menthol product segment, excluding *Marlboro*	14.5	13.7	15.2	14.2	15.0	17.5
JT share within the product segment for products priced at ¥300 or more per pack, excluding *Marlboro*	10.9	9.5	8.6	8.6	9.2	11.2

We also engage in the manufacture and sale of other tobacco products such as cigars, pipe tobacco and shredded tobacco, which accounted for 0.03% of our total sales of tobacco products for the year ended March 31, 2004.

International Tobacco Business

We are the third largest global manufacturer of tobacco products in the world. Through our JT International subsidiary we manufacture and sell more than 90 brands of tobacco products to more than 120 countries and territories. We manufacture and sell three of the world's top six cigarette brands. We own the global rights to *Mild Seven* and substantially all the non-U.S. worldwide rights to *Camel* and *Winston*, as well as *Salem*, one of the world's leading international menthol brands. We call these brands our global flagship brands.

JT International has been shifting its brand portfolio to the higher-priced, premium segment, particularly global flagship brands, to increase earnings performance and enhance brand equity. As a result, for the year ended December 31, 2003, global flagship brand sales volume increased compared to the year ended December 31, 2002, although total JT International sales volume decreased over the same period. The following table provides information on worldwide total JT International sales volume, including sales in Japan, over the past three years as well as total JT International global flagship brands sales volume over the same period.

	Year ended December 31,		
	2001	2002	2003
	(cigarettes in billions)		
Camel	36	34	35
Winston	43	48	56
Mild Seven	17	17	17
Salem	11	11	10
Total JT International global flagship brands sales volume	105.0	109.8	117.5
Other brands	105.4	93.5	81.3
Total JT International sales volume	210.4	203.3	198.8

(1) Figures do not necessarily add up due to our policy of disclosing individual cigarette sales volume only in billions.

(2) Figures for the China, Hong Kong and Macau markets, which were transferred from JT International to Japan Tobacco Inc. on January 1, 2003, have been excluded from the sales volume data above.

For the year ended December 31, 2003, approximately 20.3% of our international cigarette sales by volume were to Asia (including Japan, and primarily Taiwan, Korea and The Philippines), 18.5% to Europe (primarily Spain, France and Italy), 5.0% to the Americas (primarily Canada) and 56.2% to other regions, including Russia and the other Commonwealth of Independent States republics, Turkey, the Middle East, Africa and elsewhere. The following table provides information on total JT International sales volume by region over the past three years.

	Year ended December 31,					
	2001		2002		2003	
	(cigarettes in billions, except percentages)					
	Volume	Percentage	Volume	Percentage	Volume	Percentage
Asia	39	18.3%	39	19.2%	40	20.3%
Europe	38	18.2	38	18.7	37	18.5
Americas	11	5.2	10	4.9	10	5.0
Other	123	58.3	116	57.2	112	56.2
Total	210.4	100.0%	203.3	100.0%	198.8	100.0%

(1) Figures do not necessarily add up due to provision of regional cigarette sales volume only in billions of cigarettes. Figures for the China, Hong Kong and Macau markets, which were transferred from JT International to Japan Tobacco Inc. on January 1, 2003, have been excluded.

On January 1, 2003, we established the China Division under our Tobacco Headquarters. While outside of Japan we have consolidated our international tobacco business under JT International, Japan Tobacco Inc. directly manages our tobacco operations in China, Hong Kong and Macau. The transfer of the international tobacco operations in China, Hong Kong and Macau from JT International is the result of our aim to further strengthen our tobacco activities in the Chinese market after its entry into the World Trade Organization.

The following table provides information on annual unit sales volume, in billions of units, of the top 10 brands worldwide (including domestic sales in Japan discussed under domestic tobacco operations) in 2002:

Brand	Brand Owner	Total World
1. *Marlboro*	Philip Morris	474.7
2. *Mild Seven*	Japan Tobacco	120.7
3. *L&M*	Philip Morris	90.8
4. *Winston*	Japan Tobacco	47.7
	R.J. Reynolds	18.3
	Total[(1)]	66.0
5. *Cleopatra*	Eastern Tobacco	61.0
6. *Camel*	Japan Tobacco	35.9
	R.J. Reynolds	23.9
	Total[(1)]	59.8
7. *Derby*	British American Tobacco	52.0
8. *Philip Morris*	Philip Morris	37.8
9. *Yava*	British American Tobacco	31.5
10. *Newport*	Lorillard	31.2
	British American Tobacco	0.0
	Total	31.2

Source: The Maxwell Report: Top World Brands (2003).

(1) Sales made in the United States are attributable to R.J. Reynolds Tobacco Company, and all sales outside the U.S. are attributable to Japan Tobacco.

We greatly expanded our international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. in May 1999, integrating those operations with our international tobacco business in January 2000. We now have offices in more than 40 countries. We operate 16 factories in 15 countries outside Japan, either wholly owned or through joint ventures. Some of our brands are also manufactured and sold in several countries by other companies through licensing agreements and joint ventures. To strengthen our business infrastructure obtained through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we may consider investments in other foreign tobacco companies or joint ventures, or tie-ups with other foreign tobacco companies in the future.

Marketing

In addition to constantly refining our products to meet changing consumer preferences, sales promotion activities and advertising play a key role in marketing our tobacco products.

Marketing in Japan. We focus our tobacco product sales promotion activities on brand families in order to build and promote a high degree of loyalty to a particular brand family among consumers. In order to maintain our market share and increase profits, we are introducing new premium tobacco products, giving preferential placement to premium tobacco products at points of sale including in our vending machines, and encouraging customers to switch to premium tobacco products. While we have adopted the voluntary marketing code established by the Tobacco Institute of Japan and are committed to work to prevent youth smoking, including testing new vending machines that would require customers to present an identification card before they could buy cigarettes, we are actively leveraging our marketing efforts to promote our brands to adult smokers.

Our advertising expenses mainly consist of newspaper and magazine advertisements for our tobacco products. Expenses related to our sales promotion activities include billboard advertisement expenses, event sponsorship fees, point of purchase promotion materials and other fees.

Our marketing activities are heavily constrained due to regulations and the tobacco industry's voluntary restrictions on marketing, as discussed in "Investment Considerations – Restrictions on promotion, marketing and usage of tobacco products in Japan and abroad might reduce the demand for tobacco products and adversely affect our results of operations" and "Regulation – Regulation of the Tobacco Business in Japan". For example, we are required by law to refrain from advertising tobacco products to minors, advertising tobacco products on television and radio, and placing outdoor billboards, subject to certain exceptions during a transitional period. As a result, our advertising is limited primarily to media such as newspapers and magazines whose readers are primarily adults, advertisements at designated smoking areas

and point of purchase advertisements including on approximately 240,000 tobacco vending machines owned by us throughout Japan. Our sales promotion is limited primarily to activities such as promotional events where only adults are allowed access and event sponsorship only targeting adults.

Marketing in international markets. Within the regulatory guidelines of each of the markets in which we operate, we support our tobacco products with substantial advertising and promotional expenditures in markets where advertising is permitted. In international markets, we use local advertising themes to support our leading brands.

Since the May 1999 acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc., we have aimed to maximize brand value and selection through the centralization of resources. In particular, we have increased our marketing expenditures for our global flagship brands, *Mild Seven, Camel, Winston, and Salem,* to build these brands further.

In September 2001, together with other tobacco manufacturers, we adopted the International Tobacco Product Marketing Standards, which are standards for tobacco-product marketing that apply to us and the other tobacco manufacturers unless superseded by more stringent regulations. These standards set a baseline for tobacco marketing worldwide and have affected marketing practices in many countries. The standards cover almost all marketing channels, including print, billboards, electronic media, promotional events, and sponsorship. Besides prescribing content standards for all advertising, the standards require that no advertising be targeted at youth or placed near schools; that almost all advertising carry a health warning, even if not required by law; and that any advertising through television, radio, cinema, or electronic media not be accessible to youth.

Leaf Tobacco Procurement

Domestic leaf tobacco procurement. In Japan, we both purchase unprocessed leaf tobacco from domestic tobacco growers and import processed leaf tobacco. Unprocessed leaf tobacco is leaf tobacco after drying but before removal of stems. Processed leaf tobacco is leaf tobacco after removal of stems.

The following table indicates the volume of our purchases of domestic leaf tobacco and imported leaf tobacco for our domestic operations and their proportion of our total tobacco purchases:

	Year ended March 31,									
	2000		2001		2002		2003		2004	
	(tobacco in thousands of tons, except percentages)									
Domestic leaf tobacco purchased (unprocessed)	65	40.4%	61	39.2%	61	37.6%	58	40.6%	51	36.0%
Imported leaf tobacco purchased (processed)	95	59.6	94	60.8	100	62.4	85	59.4	90	64.0
Total(1)	160	100.0%	155	100.0%	161	100.0%	143	100.0%	141	100.0%

(1) The numbers in this table represent our purchases of domestic and imported leaf tobacco in the years indicated, not the amount of domestic and imported leaf tobacco used in the years indicated.

The Tobacco Business Law and related regulations govern our domestic leaf tobacco procurement. The Tobacco Business Law requires us to enter annually into purchase contracts in advance with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to us. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. We must purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products. In the fiscal year ended March 31, 2004, we entered into purchase contracts with approximately 20,000 growers located throughout Japan.

Before conclusion of the contracts, we must consult with the Leaf Tobacco Deliberative Council (*hatabako shingi kai*), a deliberative body organized under the Tobacco Business Law to provide their opinion to us as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. We are legally required to respect the opinion of the council. The council is charged with examining and deliberating matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of eleven or fewer members appointed by us with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees. The council must provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers may entrust the Japan Tobacco Growers Association (*zenkoku tabako kosaku kumiai chuo kai*), under the Tobacco Growers Association Law with negotiation of the fundamental terms of their contracts with us, including the purchase price of tobacco. We enter into a common agreement with the Japan Tobacco Growers Association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require us to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, we pay to them relief at the maximum of fifty percent of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acre for the previous three years. We paid tobacco disaster relief amounts of ¥0.9 billion in the year ended March 31, 2002, ¥0.7 billion in the year ended March 31, 2003 and ¥3.6 billion in the year ended March 31, 2004. Due to the bad weather in Japan in 2003, the tobacco disaster relief amounts to be paid for the year ended March 31, 2004 significantly increased.

The following table shows information concerning domestic leaf tobacco cultivation and purchases for the five year period ended March 31, 2004:

	Year ended March 31,				
	2000	2001	2002	2003	2004
	(hectares and growers in thousands and yen in billions)				
Total hectares under cultivation	24	24	23	23	22
Total number of domestic tobacco growers	24	23	21	20	20
Total purchases of domestic leaf tobacco	¥ 121.6	¥ 117.1	¥ 114.7	¥ 109.2	¥ 93.1

Domestic leaf tobacco cultivation has been decreasing due to the decreasing number of domestic tobacco growers. The decreasing number of tobacco growers reflects the retirement of leaf tobacco growers due to old age together with a decreasing number of successors. As a result of this trend, the amount of domestic tobacco we are required to purchase has been decreasing.

Over the past decade, the price at which we have purchased domestically grown leaf tobacco has remained stable, but high relative to imported leaf tobacco. The higher price of domestic leaf tobacco reflects higher production costs similar to other agricultural products in Japan. The high price of domestic leaf tobacco and our obligation to purchase substantially all leaf tobacco that is produced in Japan is a central part of our cost structure. For a further discussion regarding our obligation to purchase domestic leaf tobacco, see "Regulation – Regulation of the Tobacco Business in Japan – The Tobacco Business Law".

After purchase, we process unprocessed leaf tobacco in a number of stages, including moisturing, removal of the stems from the tobacco leaves, mixing, drying, packing and aging. We generally age leaf tobacco for a period of approximately two years. Leaf tobacco is perishable and must be processed within a relatively short period of time to prevent deterioration in quality.

We are planning to realign our domestic leaf tobacco divisions to conduct purchasing leaf operations more effectively and efficiently. Realignment will take place between July 2004 and April 2006, and will result in a decrease in the number of leaf tobacco procuring operations from 21 to 11, and leaf tobacco purchasing facilities from 60 to 22.

Foreign leaf tobacco procurement. We purchase processed foreign leaf tobacco year round mainly through the three major international tobacco dealers, which purchase leaf tobacco on our behalf at auction or directly from tobacco growers. These dealers select, purchase, process, pack, store and ship processed leaf tobacco to us in accordance with our specifications.

As with other agricultural commodities, the price of leaf tobacco on world markets tends to fluctuate. Different regions worldwide also experience different weather conditions which affect crop quality. The price of leaf tobacco varies substantially depending on the quality and expected use of the leaf tobacco. Though the effect of price fluctuations on our operating performance may be limited by the geographic spread of our leaf tobacco sources and by the approximately two years of inventory of leaf tobacco we typically maintain for aging purposes, which reduces the impact of price fluctuations on profit due to the adoption of the average method of accounting for leaf tobacco cost, any significant change in leaf tobacco prices could affect our operating profit. The price at which we have purchased imported leaf tobacco has fluctuated, though these prices are generally substantially lower than the price of domestic leaf tobacco. We pay for foreign tobacco in U.S. dollars and thus are subject to exchange rate fluctuations which affect our procurement costs.

Imported leaf tobacco is purchased in processed form but must be aged by us to be in a form ready to be manufactured into tobacco products, while domestic leaf tobacco is purchased in unprocessed form and must be processed and aged by us after purchase. Without adjustment to reflect these factors, and on a simple average basis, the price at which we purchased domestic leaf tobacco was approximately three to four times that of foreign leaf tobacco in the years ended March 31, 2003 and 2004.

Cigarette Pricing

Domestic pricing. The average retail price per 10 cigarettes has increased moderately over the past five years, from ¥127.0 per 10 cigarettes in the year ended March 31, 2000 to ¥134.7 per 10 cigarettes in the year ended March 31, 2004, respectively. The moderate increase in the price of cigarettes in Japan over the past five years is mainly due to price increases, in part to reflect tax increases, and a gradual shift to higher priced cigarettes.

The following table shows the price per pack of 20 cigarettes of the current top 10 selling cigarette products in Japan over the five year period ended March 31, 2004.

	Year Ended March 31,				
	2000	2001	2002	2003	2004[1]
1. *Mild Seven Lights*	¥ 250	¥ 250	¥ 250	¥ 250	¥ 270
2. *Mild Seven Super Lights*	250	250	250	250	270
3. *Mild Seven*	250	250	250	250	270
4. *Seven Stars*	250	250	250	250	280
5. *Caster Mild*	250	250	250	250	270
6. *Marlboro Lights Menthol Box*	280	280	280	280	300
7. *Mild Seven Extra Lights*	250	250	250	250	270
8. *Lark Milds KS Box*	250	250	250	250	270
9. *Cabin Mild Box*	260	260	260	260	280
10. *Frontier Lights Box*	260	260	260	260	280

Note: Cigarette brands are provided in the order of the top 10 selling cigarettes for the year ended March 31, 2004.

(1) Tobacco excise tax increased as of July 1, 2003.

As of July 1, 2003, we raised prices for 121 out of a total of 127 products of our domestic tobacco products following the July 2003 national and local excise tax increase. Price changes varied from brand to brand. We deliberately raised prices above or below the amount needed to reflect the tax increase for certain brands in order to increase our total profitability per pack sold, as we did in Japan. Prices were increased by ¥1 per cigarette, or ¥20 per pack, for most brands, with some exceptions. For those cigarette brands' prices which were not raised by ¥1 per cigarette, we determined the prices with careful consideration of the cost structure and market trends for each brand.

Prices of our tobacco products are regulated by the Tobacco Business Law. The Tobacco Business Law requires us to obtain approval from the Minister of Finance for the maximum wholesale price to wholesalers and retailers, the fixed retail price for each new tobacco product and for any change in these prices. To date, the Minister of Finance has never rejected our proposed maximum wholesale prices or our proposed fixed retail prices. The sales price to wholesalers and retailers (net of related consumption taxes) is currently equal to 85.24% of the fixed retail price.

The chart below shows a breakdown of the price of a ¥270 package of cigarettes:

Item	Amount	Percentage of Retail Price
Pre-tax price (proceeds to Japan Tobacco)	¥ 72.30	26.78%
Consumption tax	12.86	4.76
Retailer's margin	27.00	10.00
National tobacco excise tax	62.52	23.16
National tobacco special excise tax	16.40	6.07
Local tobacco excise tax	78.92	29.23
Retail price	¥ 270	100.00%

For further information regarding the recent tax increases, see "Investment Considerations – Increases in excise, consumption or other taxes on tobacco products in Japan or abroad may adversely affect our sales of tobacco products and profitability" and "Regulation – Regulation of the Tobacco Business in Japan – Taxation of Tobacco Products".

Over the last five years, there has been a shift in demand in Japan in favor of higher priced cigarettes. The following table shows sales volume of lower- and higher-priced cigarettes among JT products manufactured in Japan from 2000 to 2004.

	Year ended March 31,				
Retail Price Per Package	**2000**	**2001**	**2002**	**2003**	**2004**
Lower-priced cigarettes	63.5%	62.3%	61.8%	61.6%	55.1%
Higher-priced cigarettes	36.5	37.7	38.2	38.4	44.9

Note: Lower-priced cigarettes currently have a retail price per package of ¥270 or less, and had a price per package of ¥250 until June 30, 2003. Higher-priced cigarettes currently have a retail price per package of more than ¥270, and had a price per package of more than ¥250 until June 30, 2003. We have used ¥270 and ¥250 as benchmarks, as these are the price per package of our three most popular brands in Japan, *Mild Seven Lights*, *Mild Seven Super Lights*, and *Mild Seven*.

For more information about pricing, see "Regulation – Regulation of the Tobacco Business in Japan – The Tobacco Business Law".

International pricing. We consider the impact on consumer demand, tax levels, and prices of competitors when we set the prices for our tobacco products in each of the markets in which we operate. Sales prices of tobacco products are also subject to varying government regulations in different jurisdictions, including regulatory approval requirements in some jurisdictions. Prices also vary by market due to the level of disposable income in each market. The same brands may be sold at higher prices in some markets and lower prices in other markets, particularly those of developing countries. For example, we sell our products for higher prices in Western Europe but at lower prices in regions such as Russia.

Manufacturing

Overview. Processed leaf tobacco is put through another set of processing stages in order to be finally manufactured into cigarettes. These processing stages include flavoring, shredding, further drying, rolling and packaging.

Domestic manufacturing. We currently operate 18 cigarette-manufacturing plants in Japan but have announced a plan to reduce this number to 10 by March 2005. Our cigarette-making and packing machines have a production capacity of up to 14,000 cigarettes a minute. We import and use high-speed, high-quality tobacco machinery used for our domestic tobacco manufacturing operations.

International manufacturing. We operate 16 factories, either wholly-owned or through joint ventures, in 15 countries outside Japan. In addition, we license production of some of our tobacco products to overseas tobacco manufacturers. For example, we license our *Camel* and *Winston* brands to British American Tobacco in Latin America.

Historically, failure of equipment or machinery has not materially interfered with our operations. We purchase materials such as cigarette filters, wrapping paper, flavor, cardboard and aluminum foil from outside suppliers as well as produce them ourselves. We have not experienced any material difficulty in obtaining raw materials, supplies and machinery for our tobacco manufacturing operations.

Sales Distribution

Domestic distribution. Our tobacco products are sold, without the involvement of wholesalers (other than in Okinawa Prefecture), directly to approximately 300,000 licensed tobacco outlets. Imported tobacco products manufactured by foreign tobacco manufacturers are also sold in Japan by us acting as a wholesaler. Most of these sales are on a cash on delivery basis, while some are done by bank transfers.

Retailers, including convenience stores, kiosks at train stations and supermarkets also sell our tobacco products through vending machines throughout Japan. Approximately 60% of our tobacco products are sold through vending machines, a much higher percentage than in most foreign markets. Tobacco vending machines are either owned by retailers or owned by tobacco manufacturers and leased to retailers for free to encourage premium product placement in the vending machines.

Retailers which sell tobacco products usually carry our products together with a selection of imported tobacco products. Retailers choose which brands to carry and how to display them in the vending machines which they operate in or near their stores.

Our sales force encourages retailers to carry more of our products as well as to display our brands in a prominent manner, especially in comparison with competing foreign tobacco products. In 1999, we reorganized the structure of our sales force, redrew our sales territories and increased the number of market managers from 2,500 to 3,000 in an effort to enhance marketing activities.

We decided to consolidate our regional sales headquarters with the goal of integrating regional administrative operations. As a result, our six sales headquarters will become sales branch offices having no regional administrative roles as of June 2005, and we will have 25 regional headquarters.

Tobacco products are shipped from our factories in Japan to our network of over 93 distribution bases and depots from which our distribution subsidiaries and outside distributors distribute the products to retailers. We have been streamlining our distribution system through the consolidation of our various distribution bases and outlets. Our domestic distribution subsidiaries are primarily responsible for the distribution and collection of money on a consignment basis for our tobacco products manufactured and sold in Japan. These subsidiaries also purchase imported cigarettes from cigarette importers and then distributing them.

Foreign tobacco products imported from other tobacco manufacturers as well as from our JT International subsidiary are first imported into Japan by importers, after which our domestic distribution subsidiary purchases these products and distributes them to retailers. Our margin on imported cigarettes is small as our role is limited to participation in distribution, but the foreign manufacturers bear the sales and promotion costs for these products.

Foreign distribution. Outside of Japan, our sales and distribution network varies by country in accordance with legal restrictions, customary practice and business considerations. Where necessary, we use a network of local agents and distributors. Our overseas sales are managed by JT International, except for our operations in China, Hong Kong and Macau which are managed by Japan Tobacco Inc.

Research and Development

In order to satisfy our customer needs and preferences and to improve our long-term competitiveness, our scientists and researchers are actively working on research and development aiming to increase product value and decrease manufacturing costs. Taking advantage of our resources, our research and development activities cover areas such as leaf tobacco farming, raw material processing, tobacco flavoring and technology related to cigarette manufacturing. Specifically, we focus on fundamental research to strengthen our core technologies, development of technologies for long-term competitive products, development of manufacturing technologies to realize competitive products and quality assurance to meet customer needs and preferences. In particular, we give high priority to developing potentially reduced risk products through application of our accumulated knowledge and experience and initiative in new fields of research.

We are currently developing a new category of cigarettes, with reduced tobacco odor, to allow smokers and non-smokers to more easily coexist.

For research and development of tobacco products, we spent ¥16.7 billion in the year ended March 31, 2004, ¥14.8 billion in the year ended March 31, 2003 and ¥14.6 billion in the year ended March 31, 2002.

Competition in the Tobacco Industry

We compete primarily with the other international tobacco companies. Our principal competitors in Japan and worldwide are Philip Morris and British American Tobacco.

In Japan, competition with foreign manufacturers has intensified significantly since the liberalization of restrictions on the importation of tobacco products in 1985 and the suspension of customs duties on imported tobacco in 1987. Some foreign manufacturers have lower cost structures, as they are not required to purchase Japanese leaf tobacco, which is substantially more expensive than leaf tobacco available on world markets. Competition is primarily based on quality and taste, consumer loyalty, promotion, distribution reach, retail display, pricing and positioning. Competition in Japan may further increase in the next few years as a result of the non-renewal of our license agreement with Philip Morris regarding *Marlboro* brand cigarettes after the current agreement expires at the end of April 2005, if Philip Morris seeks to boost sales of *Marlboro* in Japan. We must purchase substantially all domestically produced leaf tobacco, which in general is substantially more expensive than foreign leaf tobacco due to higher domestic production costs. It could become one of the factors which adversely impact our competitive position in Japan as compared to foreign

competitors, if foreign tobacco manufacturers continue to increase their market share in Japan or increase marketing and promotion efforts or lower their unit prices.

Our share of Japan's cigarette market, based on unit sales and excluding sales in Japan by JT International, has declined, mainly due to the opening of the domestic tobacco market as well as the suspension of all customs duties on imported tobacco products, from 97.6% in the year ended March 31, 1986 to 72.9% in the year ended March 31, 2004.

Internationally, through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. in 1999, our international operations expanded significantly and our market share by volume in the global tobacco market increased from 4.7% in 1998 to 8.6% in 1999. Our global market share in 2002 of 8.2% follows Philip Morris's 17.0% and British American Tobacco's 14.5%. As a result of the acquisition, we now compete more extensively with major foreign tobacco manufacturers, as well as with smaller, local manufacturers, in markets outside of Japan. Some of these companies have larger market shares, more extensive operations and a longer operating history than us in international markets.

Pharmaceutical Operations

Overview

We develop, manufacture and sell prescription drugs. We focus on the research and development of pharmaceutical products which we believe have the potential to become leading products in major global markets. Our pharmaceutical operations began in 1987 and expanded significantly with the establishment of the Central Pharmaceutical Research Institute in 1993, currently comprised of a staff of approximately 720, among whom approximately 560 professionals engage in research and development. We further expanded our pharmaceutical operations through the December 1998 acquisition of 53.5% of Torii Pharmaceutical Co., Ltd., a pharmaceuticals company listed on the Tokyo Stock Exchange. In October 1999, we consolidated our sales promotion function into Torii Pharmaceutical Co., Ltd. and consolidated Torii Pharmaceutical Co., Ltd.'s research and development function into our pharmaceutical operations. As of April 1, 2004, Torii Pharmaceutical Co., Ltd. had approximately 540 medical representatives and approximately 360 other employees. As of March 31, 2004, the pharmaceutical business contributed approximately ¥51.2 billion, or 1.1%, to our net sales. As of May 20, 2004, we had four compounds in the clinical stage of development.

Our most important drugs include *Viracept,* an HIV treatment developed jointly with Agouron Pharmaceuticals, Inc., now a subsidiary of Pfizer Inc., which is currently sold in the United States, Europe, Japan, and elsewhere, and *Futhan,* an injectable proteolytic enzyme inhibitor sold by Torii Pharmaceutical Co., Ltd. primarily in Japan. Patent protection for *Futhan* expired in September 2000. Torii Pharmaceutical Co., Ltd. also sells other metabolic medicines, anti-allergy agents, epidermal agents, nervous system medicines, diagnostic agents and other prescription drugs.

The table below shows *Viracept* royalties for the fiscal years ended March 31, 2000 to March 31, 2004.

Year ended March 31,				
2000	2001	2002	2003	2004
		(in millions)		
$146	$127	$110	$76	$69

Clinical Development Pipeline

The following table represents the clinical development stage of various compounds currently in our research and development pipeline, in Japan and overseas, as of May 20, 2004. The countries in which clinical studies are conducted do not necessarily indicate the final target market for drugs we develop. The content of our drug development portfolio will change over time as new compounds progress from discovery to development and from development to market, and as we discontinue testing of product candidates that do not prove to be promising or feasible to develop or market. Due to the uncertainties and difficulties of the drug development process, it is not unusual for compounds, especially those in the early stages of investigation but including later stage candidates as well, to be terminated as they progress through development.

Code	Stage	Indication / Classification	Mechanism and Characteristics
JTE-607 (injection)	Phase II (Japan) Phase I (Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory cytokines inhibitor: Inhibits the production of inflammatory cytokines.
JTT-705 (oral)	Phase II (Overseas) Phase I (Japan)	Hyperlipidemia	CETP inhibitor: Decreases LDL and increases HDL by inhibition of CETP. CETP, which stands for cholesteryl ester transfer protein, facilitates transfer of cholesteryl ester from HDL to LDL. HDL, or High density lipoprotein, is considered "Good Cholesterol". LDL, or Low density lipoprotein, is considered "Bad Cholesterol".
JTK-003 (oral)	Phase II (Japan) Phase I (Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor: Treatment of Hepatitis C by inhibiting HCV RNA-polymerase which relates to viral proliferation.
JTT-130 (oral)	Phase I (Japan) Phase I (Overseas)	Hyperlipidemia	MTP inhibitor: Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP, or Microsomal Triglyceride Transfer Protein.
Emtricitabine (oral)[1]	In preparation for New Drug Application filing (Japan)	Anti-HIV	Reverse transcriptase inhibitor: Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV-Human Immunodeficiency Virus).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)[1]	In preparation for New Drug Application filing (Japan)	Anti-HIV	Reverse transcriptase inhibitor: Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV-Human Immunodeficiency Virus). Tenofovir Disoproxil Fumarate: Nucleotide reverse transcriptase inhibitor. Emtricitabine: Nucleoside reverse transcriptase inhibitor.

Note:

(1) A license agreement was signed with Gilead Sciences, Inc. (U.S.) in July 2003 for commercialization of this drug in Japan.

For competitive reasons, new projects in pre-clinical studies are not disclosed. For a description of clinical study phases, please see "– Research and Development" below.

There can be no assurance that any of our products will eventually be approved and marketed. The fact that a product candidate is at a late stage, such as Phase III, does not necessarily mean that clinical studies will ultimately succeed or that the product will eventually be approved for marketing. We may at any time discontinue the development of any of these projects due to the occurrence of an unexpected side effect or for any other reason.

Research and Development

General. Research and development is the cornerstone of our pharmaceutical business and is important to the long-term growth and profitability of the pharmaceutical business. We spent ¥23.8 billion for research and development of pharmaceutical products for the year ended March 31, 2004, ¥27.1 billion for the year ended March 31, 2003 and ¥35.5 billion for the year ended March 31, 2002.

Our research and development activities focus on specific disease areas: glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism, and are conducted primarily through our Central Pharmaceutical Research Institute in Osaka. Following our acquisition of 53.5% of Torii Pharmaceutical Co., Ltd. in 1998, we integrated its research and development activities for prescription drugs into our own in October 1999. In April 2000, we added a clinical development function to our Akros Pharma Inc. subsidiary in New Jersey, U.S.A., to establish an overseas clinical development base.

The following table provides information on our laboratories and institutes which engage in pharmaceutical research and development activities.

Unit	Main activities
Japan:	
Central Pharmaceutical Research Institute, including:	
Chemical Research Laboratories	Chemical synthesis of pharmaceutical candidate compounds and development of improved chemical synthesis routes
Biological/Pharmacological Research Laboratories	Pharmacological and biological analysis of compounds and research into physiologically active agents
Product Development Laboratories	Development of pharmaceutical formulations
Metabolism/Pharmacokinetics Laboratories	Research into metabolism and pharmacokinetics
Toxicology Research Laboratories	Research into the safety of pharmaceutical candidates
Pharmaceutical Frontier Research Laboratories	Basic research into biomechanisms and the causes of diseases
United States:	
Akros Pharma Inc	Development of products for overseas markets

Research and development collaborations. To complement our own research and development capabilities, from time to time we collaborate with research institutions and pharmaceutical companies in Japan and abroad.

Research and development process. The process of developing pharmaceutical products for commercialization is extremely complex, costly and time-consuming. Although details vary from country to country, in general, identification of targets for new drugs and development of new pharmaceutical products takes 10 to 15 years. Only a small fraction of compounds which enter the expensive clinical trial phases result in commercially viable products.

Generally, the first two to three years of researching and developing a new drug are spent searching for compounds that may be suitable candidates for development. When a compound is found to be effective in treating a certain condition, animal testing is conducted to determine such efficacy in relation to the compound's toxicity. Only a very few compounds pass this first animal testing phase. For those that do pass this phase, an appropriate patent is typically filed to cover these compounds.

Generally, the next three to five years are spent continuing animal testing to make detailed determinations as to the compound's efficacy and toxicity, how it is metabolized in animal testing and other characteristics. Again, the proportion of compounds that pass this phase in relation to those that enter this phase is very low.

The next set of procedures generally takes three to seven years. For those compounds that pass the animal testing process, we then commence the human clinical study process. We conduct clinical studies based on informed consent. This process is time-consuming and the cost of conducting clinical studies represents a large portion of our overall research and development expenses.

Preparing a marketing authorization application, known as a New Drug Application, involves considerable data collection, verification, analysis and expense. There can be no assurance that approval from the relevant health authority will be granted at all or in a timely manner. The approval process is affected by a number of factors, primarily the efficacy, risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The health authorities may reject a New Drug Application if the regulatory criteria are not satisfied. In addition, the authorities may require additional testing or information.

The three phases of human clinical studies, which may overlap, are:

Phase I Clinical Studies	The drug candidate is tested on healthy human volunteers for safety, adverse effects, dosage, tolerance, absorption, metabolism, excretion and other elements of clinical pharmacology.
Phase II Clinical Studies	Efficacy and safety are tested and evaluated on a limited number of patients to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects.
Phase III Clinical Studies	A large number of patients are treated with the drug candidate in order to demonstrate efficacy and safety in an expanded patient population at geographically-dispersed study sites in order to determine the overall risk-benefit balance of the compound and to provide an adequate basis for product labeling.

Of these three phases, Phase III requires the largest expenditures and thus the decision to proceed with Phase III testing is a critical business decision in the drug development process.

For those drug candidates that pass Phase III clinical studies, a New Drug Application is submitted to the relevant governmental authorities for approval and subsequent launch of the drug. In Japan it generally takes approximately two years for the review process to be completed. If the application is approved, unless we opt to market the drug outside of the public medical care insurance systems, the official drug price for the pharmaceutical product is negotiated with the Japanese government. We must also go through a similar approval process in the United States and Europe, although the U.S. regulatory authority does not set prices for approved drugs.

Even after initial health authority approval has been obtained, further studies, including post-marketing studies, may be required to provide additional data regarding safety of the pharmaceutical product. The regulatory authorities require post-marketing reporting to monitor any serious adverse effects of the drug. Results of post-marketing programs may limit or prohibit the further marketing of the products.

Following the commencement of the marketing of the approved pharmaceutical product, we are required to make periodic reports on the safety of the product for a certain number of years.

As international harmonization of regulatory requirements and the globalization of pharmaceutical product markets progress, it becomes increasingly necessary for pharmaceutical companies to conduct clinical trials in accordance with globally harmonized protocols to meet the rigorous requirements of the clinical testing phases described above. See "Regulation" for more discussion regarding global harmonization of regulatory approval processes.

Manufacturing

Other than the manufacture of certain products by Torii Pharmaceutical Co., Ltd., we outsource all of the manufacturing of our pharmaceutical products, except for final packaging and quality control. The plants which produce our products strictly adhere to Good Manufacturing Practice, or GMP, a set of standards established by the Japanese government regarding organization and personnel, facilities and equipment, and control of manufacturing methods to ensure that a product is constantly manufactured with a standard level of quality. All of these plants satisfy the current standards corresponding to the applicable geographic region through measures such as validation and calibration, personnel training, sanitation and cleaning, high level quality control and maintenance of facilities and equipment, and good reporting systems.

Sales and Marketing

Sales and marketing in Japan. We market our products in Japan mostly through Torii Pharmaceutical Co., Ltd.. Following our acquisition of 53.5% of Torii Pharmaceutical Co., Ltd. in 1998, we integrated our pharmaceutical-related sales force into the company in October 1999. As a result, we now sell our prescription drugs through a network of 14 Torii Pharmaceutical Co., Ltd. sales offices.

Our marketing efforts for prescription pharmaceutical products in Japan are conducted through teams of medical representatives assigned to specific areas of the country. Pharmaceutical companies in Japan

employ medical representatives to act as sales representatives for their products. These medical representatives visit medical institutions and individual doctors and pharmacists with information on new and existing products of their respective manufacturers, encouraging those doctors and pharmacists to use their pharmaceutical products. We currently employ approximately 540 medical representatives. Our sales force sells *Viracept* in Tokyo, Osaka, Kyoto, Chiba, Saitama, Kanagawa, Aichi and Hyogo. *Viracept* is sold through Chugai Pharmaceutical Co., Ltd. (formerly Nippon Roche K.K.) in other prefectures in Japan.

We also sell and distribute our pharmaceutical products to specialized medical wholesalers, who in turn sell them to hospitals, clinics, and pharmacies. Our medical representatives maintain close contact with these medical wholesalers to keep them fully up to date with our product line and any relevant information.

Sales and marketing in international markets. We currently have no sales and marketing force of our own in countries outside of our home market of Japan. However, we license our products to overseas pharmaceutical companies and receive licensing fees.

The commercialization rights to *Viracept* in the Unites States and Canada belong to Agouron Pharmaceuticals, Inc., which is currently a 100% subsidiary of Pfizer Inc. We have commercialization rights of *Viracept* in Japan and Korea, and together with Agouron Pharmaceuticals Inc., have licensed the rights in all other regions to F. Hoffmann-La Roche Ltd. We share any profits from the sale or licensing of *Viracept* with Agouron Pharmaceuticals Inc.

Competition in the Pharmaceuticals Industry

Competition within the Japanese pharmaceutical industry is intense. Competitors of prescription pharmaceuticals include large international companies which cover the entire process from research and development of new drugs to production and marketing. Competitors also include smaller companies that mainly focus on selling "generic" versions of drugs whose patent protection has lapsed. In addition to specialist Japanese pharmaceutical manufacturers, a number of a major Japanese chemical, fiber, food and brewing companies have entered into the pharmaceutical industry.

Foreign pharmaceutical companies have also become increasingly active in Japan by expanding their sales forces and through the acquisition of domestic pharmaceutical companies. The decision by the Ministry of Health, Labour and Welfare in 1999 to accept overseas clinical data for the approval of drugs is expected to allow drugs in the pipeline of or already being sold by foreign pharmaceutical companies with Japanese subsidiaries to enter the Japanese market faster.

The competition we face differs by product, and sometimes by geographic market. For example, several protease inhibitors compete with, or may be taken together with, *Viracept*, and a number of generic products compete with *Futhan*.

Foods Operations

Our operations in the foods business center on the production and sale in Japan of processed foods and beverages. We entered the beverage business in 1988. Since 1998, we have been actively expanding our foods business through mergers and acquisitions. For the year ended March 31, 2004, the foods business contributed approximately ¥250.1 billion, or 5.4%, to our net sales. At March 31, 2004, 5,409 employees, excluding temporary and part-time workers, were engaged in the foods business.

Processed Foods

Our processed foods business accounted for 29.4% of net sales of our foods operations for the year ended March 31, 2004. Our entry into the processed foods business began in 1998 through a licensing arrangement with The Pillsbury Company and our acquisition of its Japanese subsidiary, Pillsbury Japan K.K., through which we currently market *Green Giant*™ brand frozen vegetables and canned corn. In 1999, we acquired the foods business of Asahi Kasei Corporation and its associated companies which significantly strengthened our processed food business in terms of research and development, sales, production and manufacturing capabilities. This has enabled us to diversify our processed food business operations into frozen foods for commercial and wholesale use, seasonings for business and processing use, and ingredients for bakery goods. Our processed food brands include the *Dai-ninki!* series and the *Imadoki-Wazen* series of frozen food products for which sales have grown steadily.

In October 2000, we entered into a business alliance agreement with Katokichi Co., Ltd., a manufacturer of frozen foods, to enhance our production and procurement capabilities in the growing frozen

foods sector. Through this arrangement, we have been cooperating jointly in various areas such as new product development and outsourcing of manufacturing.

In March 2001, we withdrew from the fast-food franchise business by transferring related business assets held by both us and our subsidiary, Burger King Japan, Co., Ltd., to Lotteria Co., Ltd.

In May 2002, we acquired all the shares of the bakery chain Saint-Germain, a subsidiary of Tokyu Department Store Co., Ltd., for approximately ¥3.7 billion. We seek to leverage our accumulated know-how and technology related to frozen foods in the bakery business and expand business by employing a new vertically-integrated business model.

In October 2002, we established a joint venture company, Shanghai JS Foods Co., Ltd., with Shanghai SIIC Modern Agriculture Development Co. Ltd. in Shanghai, China for the production and sale of processed foods, mainly frozen foods. We intend to use this joint venture company mainly to process frozen food products. The new company was established with initial capital of $7.5 million, 70% of which was provided by us.

In September 2003, with a view toward procuring safe, secure and traceable meat materials, Hans Continental Smallgoods Pty. Ltd., our wholly owned subsidiary operating a ham and sausage business in Australia, acquired a majority of shares of Swickers Kingaroy Bacon Factory Pty. Ltd., a major meat processor in the same country. In addition, to expand and strengthen our manufacturing function, Hans Continental Smallgoods acquired the ham and sausage business of OSI International Foods Australia Pty. Ltd. in November 2003. These acquisitions are intended to increase the value of our chilled foods business in Australia.

Beverages

Our beverages business accounted for 70.6% of net sales of our foods business for the year ended March 31, 2004. JT-branded beverage products include *Roots* canned coffee, *Senoby* calcium-fortified drink, *Shibucha* green tea and *Aka Oolong* tea introduced in March 2003, as well as *Twinings* black tea introduced in April 2003. As vending machines are the most important distribution means for canned beverage products in Japan, our 1998 acquisition of a majority of Unimat Corporation, a nationwide operator of vending machines which we have renamed as Japan Beverage, greatly expanded our distributional reach. The table below shows our beverage sales volume in million of cases from 2000 to 2004, which excludes sales by cup vending machines.

Year ended March 31,				
2000	2001	2002	2003	2004
		(cases in millions)		
24.5	30.2	31.2	31.6	32.0

Marketing and Distribution

Processed foods. We market processed food products primarily through our wholly owned subsidiary, JT Foods, which we merged with Asahi Foods in April 2001. We maintain sales channels nationwide to general merchandizing stores, supermarkets, convenience stores, retail chains, food wholesalers and processed food makers.

Beverages. JT-branded beverage products are sold through vending machines and through retailers such as convenience stores and supermarket chains. As of March 31, 2004, there was a total of approximately 211,000 vending machines in our vending machine network, of which approximately 45,000 were owned by JT and carried JT-branded beverage products mainly, 50,500 were owned by our vending machine operator subsidiary and carried a combination of JT-branded beverage products and those of other companies and 115,500 carried the products of other companies or JT-branded beverage products other than beverages in cans and plastic bottles. Our network of vending machines carrying JT-branded beverage products is the most important means of distribution for JT-branded beverage products throughout Japan. In November 2000, we entered into an agreement with Suntory Ltd. and Suntory Foods Ltd. aimed at increasing the efficiency of the beverage vending operation system and expanding the distributional reach of JT-branded beverage products.

The following table shows the increase from 2000 to 2004 of vending machines that carry JT-branded beverage products mainly, and those that carry products of other companies as well.

	Year ended March 31,				
	2000	2001	2002	2003	2004
JT-owned(1)	30,000	31,000	36,500	45,500	45,000
Combined(2)	20,000	31,000	38,500	43,500	50,500

(1) JT-owned vending machines carry JT-branded beverage products mainly.

(2) "Combined" vending machines are owned by our vending machine operator subsidiary and sell both JT-branded beverage products and those of other companies.

(3) The above figures exclude cup vending machines.

In April 2003, we integrated JT Foods, our wholly owned frozen foods, seasonings and processed foods subsidiary, and JT Beverage, our wholly owned sales subsidiary of beverages and processed food products, in order to enhance our sales and marketing power and to improve operating efficiency. The integrated subsidiary retained the name JT Foods.

Manufacturing

In addition to our manufacturing subsidiaries, we outsource manufacturing to domestic and overseas third parties such as our business alliance partner, Katokichi Co., Ltd., for our processed food operations. In recent years, we have been procuring and manufacturing our processed food products overseas primarily in China, Southeast Asia and Oceania to improve our cost structure.

Under our strict supervision of the manufacturing process and product quality, we outsource all of our beverage production to domestic beverage bottlers. We are strengthening our relationship with bottlers to maintain manufacturing competitiveness and secure stable supply sources.

Furthermore, with the aim of ensuring the quality of our products, we make efforts to procure quality raw materials to provide customers with "safe and secure" food products. We believe that this is an essential factor in establishing a competitive advantage in the foods business.

Research and Development

Research and development for our foods business focuses on the research and development of innovative products which meet consumer needs and preferences. Aiming to boost our technology, we unified the research and development functions of three of our beverages and processed foods research and development facilities with the April 2002 establishment of our foods development center. We have used technology from our processed foods business to develop innovative beverage products such as *Roots*. We believe that we can further strengthen our technological resources to enhance our competitiveness. We spent ¥1.0 billion in the year ended March 31, 2004, ¥1.3 billion in the year ended March 31, 2003 and ¥0.8 billion in the year ended March 31, 2002 for research and development of food products.

Competition in the Foods Industry

We face intense competition in the foods industry. We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising, distributional reach and price. Particularly in the beverages market, substantial advertising and promotional expenditures are required to introduce a new product as well as to maintain or improve an existing brand's market position.

Processed foods. In the processed foods area, our major competitors include frozen food manufacturers such as Nichirei Corporation and Nippon Suisan Kaisha, Ltd., as well as general food manufactures such as Ajinomoto Co., Inc. In addition to the ability to market to retailers and wholesalers, sales of processed foods depend on the ability to develop products which meet the needs and preferences of consumer and users. Our products compete not only with other national products but also with private-label products of food retailers, wholesalers and cooperatives.

Beverages. Competitors for beverage products include large domestic and international companies, such as the Coca Cola group and other leading soft drink makers such as Suntory Foods, Kirin Beverages, Asahi Soft Drinks and Ito-En Ltd. Sales depend heavily on the ability to develop products which meet consumer needs and preferences, the number and location of vending machines and the number of retail

stores and number of items that are sold in the retail stores in which JT-branded beverage products are sold, and the placement of JT-branded beverage products in retail outlets and vending machines.

Other Businesses

Our other businesses contributed ¥86.9 billion, or approximately 1.9%, to our net sales for the year ended March 31, 2004. Operating income for the other business segment contributed ¥12.0 billion, or approximately 5.1%, to our operating income for the year ended March 31, 2004.

We have improved the profitability of other businesses through structural reforms for individual businesses. We currently do not plan to expand the other businesses segment into new lines of business. We will accelerate initiatives to achieve self-sufficiency for each business in the other businesses segment and aggressively restructure those businesses that fail to become self-sufficient.

In recent years, we sold properties that were not in use, including land on which previously we had factories, distribution bases and sales offices. In addition to accelerating this initiative, we are considering selling real estate in our property rental business and using the proceeds generated from such sales to invest in our tobacco, pharmaceutical and foods businesses.

In August 2003, we established an asset management company to manage a Japanese real estate investment trust, or a J-REIT, that will permit us to dispose of real estate in our property leasing business, consisting mainly of large-scale retail properties. In April 2004, the asset management company received a license under the Japanese Investment Trust Law to begin its operation as an asset manager for the J-REIT. We also established a real estate development company in October 2003 which will develop properties associated mainly with closed cigarette manufacturing factories.

Streamlining Measures

Anticipating further declines in domestic tobacco sales volume, we will enhance operating efficiency through consolidating manufacturing facilities, sales and procurement offices, and other business bases in Japan. We will reduce the number of cigarette manufacturing facilities in Japan from 18 to 10 by March 2005 and will consolidate and reorganize sales and procurement offices and other business bases in Japan as illustrated in the table below.

	April 2002	April 2003	April 2004	July 2004	July 2005
				(planned)	
Tobacco manufacturing facilities	25	22	18	18	10
Sales headquarters	31	31	31	31	25
Regional leaf tobacco headquarters & offices	21	21	21	11	11
Leaf tobacco procurement center	60	60	60	60	38
Personnel and labor support center (shared service center in July 2005)	10	10	10	10	1

Legal Proceedings

We are subject to litigation in Japan and elsewhere around the world related to tobacco products.

Pending claims related to tobacco products generally may be classified as: (i) smoking and health cases brought on behalf of individual plaintiffs or a class of individual plaintiffs alleging personal injury resulting from cigarette smoking and exposure to passive smoking, (ii) health care cost recovery cases brought by foreign governmental and non-governmental plaintiffs seeking either reimbursement for health care expenditures incurred for treatment of ailments allegedly caused by cigarette smoking, and (iii) suits by foreign governments seeking to recover damages for taxes lost as a result of the allegedly illegal importation of cigarettes into their jurisdictions. Damages claimed in some of the smoking and health class actions, health care cost recovery cases and other smoking and health-related litigation range into the billions of U.S. dollars. To date, we have never lost a case or paid any settlement award in connection with smoking and health-related litigation against us.

Although we believe we have a number of valid defenses and claims in these pending cases, litigation is subject to many uncertainties and it is not possible to predict with certainty their outcome at this time. See "Investment Considerations – We could incur substantial costs in connection with litigation in Japan or elsewhere in the world alleging damages resulting from the usage of tobacco products or exposure to tobacco smoke".

Litigation in Japan

As of April 30, 2004, there was one proceeding related to smoking and health issues being brought against us in Japan. In May 1998, an action was brought in Tokyo against us by plaintiffs claiming that their lung cancer and other diseases are the result of smoking our products. These plaintiffs are seeking, among other things, stronger health warnings on our tobacco packaging, a ban on tobacco advertisements, and compensatory damages. On October 21, 2003, the Tokyo District Court ruled against the plaintiffs. The plaintiffs subsequently appealed to a higher court, the Tokyo High Court, on October 31, 2003.

Litigation in the United States and Elsewhere

Our exposure to litigation in the U.S. is relatively low compared to other major tobacco companies, as our presence in the U.S. market is limited even after the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc.

Master Settlement Agreement. Although we were not sued by any state in the United States, our U.S. subsidiary JT International U.S.A., Inc., has been voluntarily participating in the Master Settlement Agreement with U.S. states since 1999 in order for us to continue to market our cigarette brands within the United States. The Master Settlement Agreement, which settles all past and present claims alleged by the settling states against certain major U.S. tobacco companies, prohibits tobacco companies from targeting youth in advertising and marketing, restricts tobacco industry lobbying, and requires tobacco companies to make payments based on their U.S. market share. We have generally paid less than $10 million a year pursuant to this agreement.

Product liability cases. As of April 30, 2004, 16 product liability cases were being brought outside Japan against us or R.J. Reynolds Holding and affiliated companies whom we have agreed to indemnify against, among other things, all liabilities and obligations that in any way are based upon or arise from tobacco products consumed or intended to be consumed outside of the United States that were manufactured or sold by the non-U.S. tobacco operations of RJR Nabisco, Inc. at any time, with certain exceptions such as matters identified to us prior to our acquisition of these operations. Of these cases, six were initiated by non-U.S. national or regional government bodies, in state courts in the United States in four cases and in non-U.S. courts in two cases, claiming reimbursement for health care expenses related to tobacco-related illnesses. Most of the remaining proceedings involve claims on behalf of individuals or the estates of the individuals who claim to be addicted, injured, or put at greater risk of injury by the use of tobacco or exposure to tobacco smoke. Of the remaining proceedings, four cases were class action suits by individuals in Canada and South Africa, four were individual lawsuits in the United States, Spain, Russia and Turkey and two were healthcare reimbursement cases involving a health care fund, an insurance fund and hospitals in Israel and France.

European Community tax suits. In November 2000, the EC brought a lawsuit against us, as well as against RJR and Philip Morris, in the Federal District Court for the Eastern District of New York claiming that we had conspired with various third parties and contributed to smuggling tobacco products, thereby reducing tax revenues and harming other EC economic interests. The federal district court dismissed this case in July 2001.

In August 2001, another lawsuit was brought on behalf of the EC and 10 of its member states against RJR and Philip Morris before the same court making similar claims. The court dismissed the case and a federal court of appeals affirmed the judgment in January 2004. The plaintiffs have petitioned the U.S. Supreme Court to grant a review of the decision.

In January 2002, a third lawsuit was brought on behalf of the EC and 10 of its member states before the same court against us alleging claims similar to those in the earlier suits. The district court dismissed the case, but in January 2004 the federal court of appeals vacated the decision and remanded to the district court because of a procedural flaw in the district court proceedings.

In October 2002, a fourth lawsuit was brought on behalf of the EC and 10 of its member states before the same court against RJR alleging its involvement in money laundering activity rather than smuggling. No judgment has been rendered yet.

On April 3 and April 5, 2004, the EC and Philip Morris International, one of the other tobacco companies against which similar claims had been filed, each announced that they are in discussions regarding the terms of a long-term agreement that could contemplate broad cooperation to fight against the illegal trade

of cigarettes. According to the announcements, the draft agreement contemplates Philip Morris International making substantial payments over a number of years to the EC to fund anti-smuggling and anti-counterfeiting measures, but not as fines or recoveries, and would resolve all related disputes between Philip Morris International, the EC and member states.

We currently have sales in over 120 countries and territories, and our corporate policy is strictly to comply with all local laws and regulations. We do not and will not supply cigarettes for the contraband market and are committed to doing everything possible to prevent our products from ending up on the black market. However, this case, other revenue collection efforts by EU nations or further allegations of complicity in the contraband trade in tobacco products could result in additional litigation, potential damage awards or other payments, and could adversely affect our operations by harming our reputation or leading to increased restrictions on the sale of tobacco products.

Certain Other Actions

We are currently involved in a lawsuit in the Netherlands in order to protect our intellectual property rights. In August 2003, together with our subsidiaries, we filed a lawsuit against the Dutch government challenging a regulation that requires us to provide detailed disclosure of tobacco product ingredients and would therefore force us to reveal trade secrets inherent in our tobacco products, including cigarette brand recipes.

JTI-Macdonald Corp., our operating subsidiary in Canada, is being investigated by the Royal Canadian Mounted Police relating to an allegation that JTI-Macdonald Corp., among other defendants, avoided the imposition of certain excise and retail taxes and duty payments by illegally importing into Canada tobacco products originally exported from Canada. A lawsuit brought by the Canadian government in the United States against JTI-Macdonald Corp. in relation to such allegation was dismissed by the U.S. Supreme Court in November 2002, on the basis that U.S. courts are not to be used by foreign governments to collect tax revenues. However, on February 27, 2003, the Canadian government filed criminal charges against JTI-Macdonald Corp. and other entities claiming fraud, conspiracy and receiving proceeds of a crime concerning these entities alleged activities from January 1991 through December 1996. Similarly, on August 13, 2003, the Canadian government filed a civil case in Ontario, Canada, against RJR and its subsidiaries as well as us and our subsidiaries, including JTI-Macdonald Corp., mainly claiming damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada. We cannot currently determine the effects, if any, these charges may have on us or JTI-Macdonald Corp. RJR has been indemnifying us in connection with these cases pursuant to the agreement by which we acquired the non-U.S. tobacco operations of RJR Nabisco, Inc.

Intellectual Property

We hold numerous Japanese and foreign trademarks, patents, design patents and utility model registrations. We also have a number of applications pending for Japanese and foreign patents and utility model registrations. We consider our intellectual property to be important. Expiration, termination or any other circumstance preventing us from using our intellectual property could have an adverse effect on our business. See "Legal Proceedings – Certain Other Actions" above for a discussion of an intellectual property lawsuit to which are a party in the Netherlands.

Property, Plant and Equipment

We own manufacturing and other facilities throughout the world. As of March 31, 2004, we had 28 tobacco product manufacturing facilities (22 cigarette factories and six processing plants) in Japan and 16 overseas cigarette manufacturing facilities located primarily in Germany, Russia, Turkey and Canada.

In addition, we own research and development facilities and a number of other properties including our 35-story JT Building built in 1996 and used for our head office, and other branch and regional offices.

The following table provides information, as of March 31, 2004, about our principal manufacturing and other facilities and organizations.

Facility or Subsidiary Name	Location	Land Area (in thousands of square meters)	Function
Japan:			
Tokyo headquarters	Tokyo	7	Administration
Kita-Kanto factory	Tochigi	149	Processing of leaf tobacco and manufacture cigarettes
Tokai factory	Shizuoka	223	Processing of leaf tobacco and manufacture cigarettes
Kansai factory	Kyoto	116	Processing of leaf tobacco and manufacture cigarettes
Kita-Kyushu factory	Fukuoka	165	Processing of leaf tobacco and manufacture cigarettes
Tobacco Science Research Laboratory	Kanagawa	34	Basic research on smoking
Central Pharmaceutical Research Institute	Osaka	94	Pharmaceutical research and development
Subsidiaries:			
Tokyo Tobacco Service Co., Ltd.(1) (headquarters and 14 branches)	Tokyo (headquarters)	18	Distribution of tobacco products
Torii Pharmaceutical Co., Ltd. (headquarters, 14 branches and 1 research center)	Tokyo (headquarters)	29	Pharmaceutical business
Torii Pharmaceutical Co., Ltd. Sakura Factory	Chiba	53	Manufacture of prescription drugs
Japan Beverage Inc. (headquarters and 5 branches)	Tokyo (headquarters)	16	Food and beverage distribution business
Saint-Germain Co., Ltd. (headquarters and 1 factory)	Tokyo	16	Manufacture and sale of bakery products
JT Finance Service Co., Ltd.	Tokyo	—	Other businesses (Group cash management operations and leasing vending machines, etc.)
JT Real Estate Co., Ltd. (headquarters and 5 branches)	Tokyo	10	Real estate operations
Outside Japan:			
JT International Germany GmbH	Germany	282	Manufacture of tobacco
OOO Petro	Russia	151	Manufacture of tobacco
JT International Tütün Urunleri Sanayi A.S.	Turkey	148	Manufacture of tobacco
JTI-Macdonald Corp.	Canada	520	Manufacture of tobacco

(1) Tokyo Tobacco Service Co., Ltd. was merged into TS Network Co., Ltd. as of April 1, 2004, and the resulting entity was renamed TS Network Co., Ltd.

Employees

As of March 31, 2004, we had 39,243 full-time employees and 10,790 temporary and part-time employees. The following table shows the number of our full-time, temporary and part-time employees on a consolidated basis:

	As of March 31,		
	2002	2003	2004
Full-time	39,387	38,628	39,243
Temporary and part-time	9,075	9,044	10,790
Total	48,462	47,672	50,033

Since July 2002, we have taken and will continue to take various efficiency and cost reduction measures such as reducing the number of cigarette manufacturing factories from 25 to 10 by March 2005. For the employees who have become redundant due to these measures, we have offered an early retirement program, for which 201 employees applied in the year ended March 31, 2003 and 622 employees applied in the year ended March 31, 2004. The number of employees as of March 31, 2004 increased as compared to March 31, 2003 primarily due to newly consolidated subsidiaries. We are also offering an early retirement program to additional employees during the current fiscal year.

We have never experienced any major labor disputes and consider our relations with labor unions to be excellent.

Regulation of the Tobacco Business in Japan

The Tobacco Business Law

Overview. The Tobacco Business Law was enacted in 1984 and implemented in 1985 in conjunction with the elimination of the government tobacco monopoly and the incorporation of Japan Tobacco Inc. to assume the business operations, assets and liabilities of JTS, the wholly government owned corporation that conducted the tobacco monopoly. The Tobacco Business Law's stated purpose is to promote the sound growth of the Japanese tobacco industry so as to ensure stable tax revenues and contribute to Japan's economic development through the coordination of the production and purchase of domestically grown leaf tobacco and the manufacture and sale of tobacco products.

Tobacco procurement and production. The Tobacco Business Law and related regulations govern our domestic leaf tobacco procurement. The Tobacco Business Law requires us to enter into purchase contracts in advance with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to us. These contracts specify the total cultivation area for each variety of leaf tobacco to be cultivated and the prices of leaf tobacco by variety and grade. We must purchase all leaf tobacco produced pursuant to such contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, we must consult with the Leaf Tobacco Deliberative Council (*hatabako shingi kai*), a deliberative body organized under the Tobacco Business Law to provide their opinion to us as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. We are legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of eleven or fewer members appointed by us with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academics. The council must provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco by taking into account economic conditions such as production costs and commodity prices.

We must conclude individual contracts in accordance with the regional breakdowns of the total land area used for each variety of leaf tobacco, which we determine taking into account the opinion of the Japan Tobacco Growers Association (*zenkoku tabako kosaku kumiai chuo kai*), the central organization of regional tobacco growers' associations throughout Japan.

Manufacture and pricing of tobacco products. Under the Tobacco Business Law, tobacco products shall not be manufactured by any person other than Japan Tobacco Inc. A new tobacco product introduced by us may not be shipped to a wholesaler or retailer unless we first establish a maximum wholesale price and a retail price for the new tobacco product, which includes the required amounts of consumption tax and tobacco excise taxes as described in "– Taxation of Tobacco Products" below, and receive approvals from the Minister of Finance for these prices. Any change in such maximum wholesale price or retail price is subject to approval by the Minister of Finance.

Retail pricing. The retail price of each tobacco product produced by us or imported by a registered importer, and any change in retail prices, must be approved by the Minister of Finance. The Minister of Finance is required to approve the price unless it finds that the proposed retail price would unduly prejudice the interests of consumers or be unduly low in comparison with the product's approved maximum wholesale price or the import price. In our experience, such approval is generally granted as a routine matter. Tobacco products may only be sold to consumers at the approved retail price.

Sale of tobacco products. Any person or company which meets applicable requirements may register as a registered importer with the Minister of Finance in order to engage in the business of selling tobacco products imported by it. Wholesalers of tobacco products must also meet certain qualifications and are required to register with the Minister of Finance. However, we and registered importers are exempted from this registration requirement with respect to the wholesale of tobacco products manufactured or imported by us or by such registered importers, as the case may be. Retailers must obtain permission from the Minister of Finance with respect to each of their outlets at which tobacco products are sold.

Cautionary statements. The Tobacco Business Law further requires that tobacco products sold in Japan contain cautionary statements to consumers with respect to the effect of smoking on health. The text of

the cautionary statements is to be prescribed by an ordinance of the Ministry of Finance of Japan. Due to amendments to the ordinance issued on November 13, 2003, the text of the cautionary statements has been changed. The amended ordinance prescribes, among other things that:

- Eight new cautionary statements with respect to the effect of smoking on health are to be used on a rotating basis. These cautionary statements consist of two groups, one group consisting of four cautionary statements regarding the relationship between active smoking and lung cancer, myocardial infraction, cerebral apoplexy and emphysema, and another group consisting of four cautionary statements regarding smoking when pregnant, passive smoking, smoking dependence and youth smoking prevention;

- One or more kinds of the cautionary statements to be selected from each group must be described on each "principal display area" of each cigarette package and those texts must rotate in order that each of eight cautionary statements with respect to the effect of smoking on health will appear almost equally throughout the year; and

- The cautionary statements must be large, clear and legible, and must cover no less than 30% of each "principal display area" of each cigarette package.

In addition, the amended ordinance also includes a new provision which provides that if we use such terms as "mild" and "light" on the cigarette package, a cautionary statement with respect to the effect of smoking on health must be printed on such cigarette package in order to inform customers that these terms do not indicate that the tobacco product is less harmful than other tobacco products. Furthermore, except for certain cases provided by the Minister of Finance, these ordinances mandate that all cigarette packages shall specify the tar and nicotine content.

All tobacco products to be sold on and after July 1, 2005, shall be subject to the above requirements.

The Tobacco Business Law also requires advertisers of tobacco products to take into account youth smoking prevention and the effect of smoking on health and also endeavor to refrain from excessive advertisement. The Tobacco Business Law also authorizes the Minister of Finance to prescribe guidelines concerning advertising of tobacco products and to give necessary instructions to advertisers who have conducted advertising in violation of such guidelines. In 1989, the Minister of Finance issued a guideline pursuant to the Tobacco Business Law on the advertising of tobacco products which, among other things, lists criteria concerning the volume and broadcast hours of, and cautionary statements to be used in, television or radio advertising of tobacco products. In response to this guideline, the tobacco industry has implemented voluntary restrictions on the advertising of tobacco products. On March 8, 2004, the Ministry of Finance issued new guidelines concerning advertising of tobacco products, effective April 1, 2004. The new guidelines newly prescribe, among other things, that certain forms of previously permitted public advertising such as outdoor advertising for tobacco products, including advertising on billboards, buildings, and public transportation, shall be prohibited, except that certain provisions of these new guidelines provide for a transitional period before application to accommodate existing advertising agreements. In accordance with these new guidelines, the Tobacco Institute of Japan revised its voluntary restrictions. See "– Other Laws and Regulations".

The Japan Tobacco Inc. Law

The Japan Tobacco Inc. Law, or JT Law, created our company to assume management and operation of manufacturing, selling and importing tobacco products, for the purpose of accomplishment of the purposes stated in the Tobacco Business Law. The JT Law also permits us to engage in other activities necessary to accomplish our purpose, subject to approval by the Minister of Finance.

The JT Law also provides the government's obligation to hold a certain proportion of our shares. In April 2002, the JT Law was amended in relation to such obligation. The previous provision required the government to hold at least two-thirds of our issued shares, while the amended provision provides that the government must continue to hold at least one-half of all of the original 2,000,000 shares which the government acquired upon our establishment, as adjusted for any subsequent stock split or consolidation of shares and that, even if we issue new shares in the future with the approval of the Minister of Finance, the government must continue to hold more than one-third of all of our issued shares. After the completion of this offering, the government will be unable to dispose of additional JT shares without further amendment of the provision of the JT Law above.

We are subject to oversight by the Minister of Finance. The Minister, in the course of implementing the JT Law or the Tobacco Business Law, may issue orders to us and require us to submit reports in relation to our activities. The Minister may also conduct investigations of our offices, books and records. In addition, we must obtain the approval of the Minister of Finance for, among other things:

- any amendment to our articles of incorporation;
- any merger, corporate split, or dissolution of our company;
- any expansion of our business into areas beyond tobacco and related businesses;
- the appointment or removal of our directors and corporate auditors;
- any appropriation of retained earnings;
- any transfer or encumbrance of manufacturing facilities or similar significant assets;
- any issuance of new shares, stock acquisition rights or bonds with stock acquisition rights; and
- our annual business plan.

To date, none of our applications for the Minister's approval has been denied.

In addition, we are required to submit our annual financial statements and business reports to the Minister of Finance within three months of each fiscal year end.

The JT Law provides that the holders of our bonds have preferential rights over other unsecured creditors (save for creditors of certain statutory liens) in respect of the rights represented by these bonds.

Other Laws and Regulations

The Health Promotion Law, which seeks to reduce passive smoking, came into effect on May 1, 2003. This law requires, among other things, that administrators of places accessed by many people, such as schools and government offices, shall endeavor to take necessary measures to prevent passive smoking.

In recent years, Japan's Ministry of Health, Labour and Welfare and its predecessor entities, or MHLW, have examined social and health issues related to cigarette smoking. MHLW guidelines introduced in 1996 and revised in 2003 recommend that private enterprises take steps, to the extent possible, to prevent passive smoking by non-smokers by limiting smoking to designated smoking rooms in the workplace. The report issued by advisory bodies to the MHLW in 2000 have also recommended, among other things, that knowledge about the effects of smoking upon health be promoted, greater efforts be made to prevent smoking among minors, the effect of passive smoking on non-smokers be reduced, and the efforts of smokers seeking to cease or reduce smoking be supported. The Tobacco Institute of Japan, an organization established by Japanese tobacco manufacturers and importers, has revised and strengthened a number of voluntary rules and guidelines, including measures to restrict the content of and mediums for tobacco advertising, such as the voluntary ban on television and radio advertisements. On March 8, 2004, the Ministry of Finance issued new guidelines concerning advertising of tobacco products, effective April 1, 2004. In accordance with these new guidelines, the Tobacco Institute of Japan revised its voluntary restrictions. The Japan Tobacconist Federation has also adopted a voluntary restriction related to the limitation of the operating hours of cigarette vending machines.

Restrictions on smoking in public places and private facilities, including the creation of designated smoking areas, have increased in recent years in Japan, and are expected to continue to increase in the future.

The Act Concerning Prohibition of Private Monopolization and Maintenance of Fair Trade, or Antimonopoly Law, generally provides that the Fair Trade Commission may order an enterprise to transfer a part of its business or to take any other measures the Fair Trade Commission deems necessary to restore competition with respect to goods or services provided by the enterprise if the enterprise's share in a particular market exceeds a prescribed percentage, there is a detriment to the market and other conditions are met. Under the Tobacco Business Law, we are the only company permitted to engage in the manufacture of tobacco products in Japan. Our market share of cigarettes in Japan, based on unit sales volume, was 72.9% for the year ended March 31, 2004, which has decreased from 97.6% for the year ended March 31, 1986. To

date, no notice of hearing or other official actions by the Fair Trade Commission under the Antimonopoly Law has been given to, or taken against, us.

Taxation of Tobacco Products

In addition to the five percent national consumption tax which is imposed on essentially all goods sold and services rendered in Japan, all tobacco products sold in Japan are subject to national and local tobacco excise taxes and national tobacco special excise tax. The national tobacco excise tax and the national tobacco special excise tax are payable generally on a monthly basis upon delivery of tobacco products from the manufacturing factory for domestically manufactured tobacco products and upon delivery from a Japanese customs bonded area for imported tobacco products. Local tobacco excise taxes consist of prefectural and municipal taxes and are payable on a monthly basis by the domestic manufacturer, the wholesaler or the registered importer for the tobacco products sold to retailers within the prefecture or municipality. All tobacco excise taxes imposed on tobacco products are calculated on a per unit basis. Currently, subject to a few minor exceptions, the national tobacco excise tax is ¥3,126 per thousand units, the national tobacco special excise tax is ¥820 per thousand units, the local tobacco excise tax (prefectural) is ¥969 per thousand units, and the local tobacco excise tax (municipality) on tobacco products is ¥2,977 per thousand units. For example, of the ¥270 retail price of a pack of 20 units of our *Mild Seven* brand cigarettes, the national, local and national tobacco special excise taxes account in the aggregate for ¥157.8, with the national consumption tax accounting for an additional ¥12.9. Together, the tobacco taxes and the consumption tax amount to ¥170.7, or approximately 63.2% of the total retail price.

In March 2003, the Japanese government passed legislation which raised both national and local tobacco excise taxes. The national tobacco excise tax increased from ¥2,716 per thousand units to ¥3,126 per thousand units and the local tobacco tax increased from ¥3,536 per thousand units to ¥3,946 per thousand units beginning in July 2003.

Japan's Tax Commission reviews overall tax policy annually as part of the government's budgetary process. The national consumption tax increased from 3% to 5% in 1997 and the national tobacco special excise tax was introduced in 1998. Prior to the 1997 increase, there had been no tax increases since the introduction of the national consumption tax in 1989. We cannot accurately predict whether and to what extent the rate of tobacco excise taxes or consumption taxes will increase further in the future. While it is expected that any increase in taxation would require us to review the pricing of our tobacco products, we cannot predict the effect of such tax increases on our results of operations or competitive position with respect to foreign tobacco companies.

Tobacco Regulation Internationally

We are subject to varying restrictions on the manufacture and marketing of tobacco products in all of the international markets in which we operate.

Major recent international regulatory developments include:

WHO: Framework Convention on Tobacco Control. In May 2003, the WHO Framework Convention on Tobacco Control was adopted by the World Health Assembly. The purpose of the convention is to protect persons from the health, social environment and economic consequences of tobacco consumption and exposure to tobacco smoke worldwide. The restrictions and requirements set forth in the Convention include the following:

- Regulation of tobacco pricing and taxation;
- Protecting persons from exposure to tobacco smoke in indoor workplaces and public spaces;
- Regulations on testing and measuring the content and emissions of tobacco products, as well as regulations on the contents and emissions themselves;
- Regulations requiring disclosures to governmental authorities information about the contents and emissions of tobacco products;
- Packaging and labeling restrictions including prohibiting the promotion of tobacco products by any means that are false, misleading, deceptive or likely to create an erroneous impression about its characteristics, health effects, hazards on emissions, including any term that creates

the false impression that a particular tobacco product is less harmful than other tobacco products. These may include terms such as "low tar", "light", "ultra-light" or "mild";

- A comprehensive ban or restrictions on advertising, promotion and sponsorship;
- Prevention of illicit trade, including through labeling restrictions requiring indication of the country of sale; and
- Prohibition of sale of tobacco products to minors (including related restrictions on cigarette vending machines).

In March 2004, the Japanese government signed the Convention, which is in the process of ratification.

EU Tobacco Control Directive. In May 2001, the EU adopted a directive on tobacco control measures aimed at harmonizing the laws, regulations and administrative provisions of EU member states concerning maximum tar, nicotine, and carbon monoxide levels, warning labels on individual packages, ingredients, and product description information. Primary regulations are:

- Limits on tar, nicotine, and carbon monoxide of 10mg, 1mg, and 10mg per cigarette, respectively;
- Introduction of quantitative labeling for tar, nicotine, and carbon monoxide levels, and general warning labels and additional warning labels;
- Submission to member states of a list of the ingredients and additives in tobacco products with their usage volumes and reason for their usage, as well as available toxicological data; and
- Bans on the use of terms such as "light" and "mild" on cigarette packs that suggest a particular product is less harmful than others.

Member states are required to bring into force the laws and regulations to comply with this directive by September 30, 2002. However, some of the regulations have provided for grace periods to give tobacco companies time to comply with the new regulations.

Regulation of the Pharmaceutical Industry

Overview

The pharmaceutical industry operates in a highly controlled regulatory environment. There are stringent regulations relating to analytical, toxicological and clinical standards and protocols for testing of pharmaceuticals, as well as regulations covering research, development and manufacturing procedures. In addition, in many markets, marketing and pricing strategies are subject to national legislation, and regulatory authorities have administrative powers such as forcing product recalls and suspending manufacturing.

All major drug markets set high standards for technical appraisal which can result in a lengthy approval process. While it generally took from six months to four years from the date of filing of a New Drug Application to approval in the past, in recent years there has been a general trend towards shorter regulatory review times in our major markets, despite increased regulation and higher standards for quality, safety and efficacy.

Historically, different requirements by different countries' regulatory authorities have influenced the submission of applications. However, the past 10 years have shown a gradual trend towards harmonization of standards among the EU, Japan and the United States. This allows pharmaceutical companies to use international guidelines for new product developments accepted in the three regions, which avoids duplication of non-clinical and clinical studies and enables companies to use the same basis for submissions to each of the regulatory authorities.

Regulation in Japan

Pharmaceutical Affairs Law. Manufacturers of pharmaceuticals in Japan are subject to the supervision of the MHLW primarily under the Pharmaceutical Affairs Law of 1960, as amended.

Under the Pharmaceutical Affairs Law, manufacturers of pharmaceuticals are required to obtain from the MHLW a renewable, generally 5-year manufacturing license of a pharmaceutical product for each

manufacturing factory. The MHLW has the power not to grant a license if the structure, facilities, or the methods of manufacturing control or quality control used in the factory does not meet the Good Manufacturing Practices (GMP) set by the ministerial ordinances of the MHLW.

Under the Pharmaceutical Affairs Law currently in effect, manufacturers of pharmaceuticals may not outsource all of their manufacturing operations. However, the recent amendment to the Pharmaceutical Affairs Law, which was promulgated on July 31, 2002 and will come into effect on April 1, 2005, permits manufacturers of pharmaceuticals to outsource their entire manufacturing operations.

Manufacturers are also required under the Pharmaceutical Affairs Law to obtain approval from the MHLW for the manufacture of each new pharmaceutical product. An application for an approval must be accompanied by the data of the results of clinical trials and other pertinent data, which have been obtained in compliance with the standards established by the MHLW. The MHLW's approval is based on a review of, among other things, the name, ingredients, quantities, synthesis, dosage, administration, method of use, indications, performance and adverse reactions of the drug. The MHLW will not grant approval if the drug does not possess the efficacies indicated in the application or if the drug has harmful side effects which outweigh its positive benefits.

Generally, for six years after a product is approved, the drug's efficacy and safety must be reexamined. During the reexamination period, the manufacturer is required to investigate, among other things, the results of drug usage and to periodically report to the MHLW pursuant to the Pharmaceutical Affairs Law and the related ministerial ordinance. The MHLW reexamines the drug by confirming on the basis of findings obtained that the drug does not fall under any of the conditions for denying a product approval. In addition, if the MHLW so designates, the drug will be subject to re-evaluation by the MHLW. In that case, the MHLW re-evaluates the drug to confirm that the drug does not fall under any of the conditions for denying approval.

Licenses from the MHLW are also required for the import and sale of drugs. Furthermore, the Pharmaceutical Affairs Law regulates the sale of drugs, the standards and tests for drugs, the handling of drugs, and the advertisements of drugs.

National Health Insurance (NHI) drug price list. The manufacturer of drugs needs to have its pharmaceutical product listed on the NHI drug price list published by the MHLW under the NHI medical care insurance systems because most prescription drugs are used in medical services under the public medical care insurance systems that cover the entire Japanese population. The NHI drug price list provides rates for calculating the costs of pharmaceuticals used in medical services given under various public medical care insurance systems. At the same time, it specifies the drugs that may be used in the medical insurance systems.

When a new pharmaceutical is listed on the NHI drug price list, the drug price is determined either by daily price comparison of comparable drugs or, in the absence of comparable drugs, by the cost calculation method, and subject to discussion between the MHLW and the manufacturer. Prices on the drug price list are subject to revision on the basis of the actual prices at which the pharmaceuticals are purchased by medical institutions. To date, a number of methods, including a formula intended to accurately reflect the actual market prices, have been used.

Other pharmaceutical regulations. Our marketing activities in the pharmaceutical business in Japan are subject to the Antimonopoly Law, the Premiums and Presentations Law and other related laws and regulations. Following the initiatives for drug distribution modernization in the early 1990s led by the Fair Trade Commission as well as by the Drug Distribution Modernization Council, a private advisory panel, the reform of the drug distribution system began in April 1991 and the invoice price system was introduced in April 1992 to replace the discount after sales system. The NHI drug pricing method was also revised in 1991. The guideline for fair marketing practice published in 1991 by the fair trade council of the ethical pharmaceutical manufacturing industry has served as a guideline for marketing activities of an ethical pharmaceutical manufacturer. Ethical pharmaceutical manufacturers are also subject to the fair competition code adopted by the fair trade council and approved by the Fair Trade Commission. The Japan Pharmaceutical Manufacturers Association published in March 1993 a model promotion code for ethical pharmaceuticals that provides for promotion activities by manufacturers and the conduct code of medical representatives.

Regulation of the Foods Industry

The Food Safety Basic Law

The Food Safety Basic Law was implemented in July 2003. This law sets forth basic principles regarding ensuring food safety, providing that food safety must be secured by taking necessary measures (i) under the concept that the nation's health is of vital concern (ii) in each stage of food provision and (iii) based on scientific knowledge in order to prevent the occurrence of food-borne harm to the nation's health. This law also sets forth basic policies for implementation of measures regarding assessment of the effect of foods on health, exchange of information and opinion among related parties and other matters. In addition, this law established the Food Safety Committee, which undertakes the assessment of the effect of foods on health and other related matters. Measures to secure food safety are being taken based on the aforementioned basic principles and the policies and advice of the Food Safety Committee.

The Food Sanitation Law

In the foods business, we, as a manufacturer and distributor of food products, are subject to the Food Sanitation Law and other related regulations. The Food Sanitation Law's purpose is to prevent harm resulting from consumption of contaminated foods by implementing measures necessary to ensure food safety from a public sanitation point of view and thereby ensure the protection of public health. This law requires that entities engaged in food-related businesses use efforts to (i) acquire the knowledge and skill necessary to ensure the safety of foods, additives, equipment and food containers; (ii) ensure the safety of raw materials for foods, additives, equipment and food containers; and (iii) inspect foods, additives, equipment or food containers. Furthermore, the law also requires that entities engaged in food-related businesses shall endeavor to maintain records regarding the suppliers of food, additives, equipment, food containers and raw materials in order to prevent harm to food sanitation and shall endeavor to take necessary measures to prevent harm to food sanitation, such as provision of such records to the relevant authorities and disposal of any food causing harm to food sanitation.

The Food Sanitation Law requires that the gathering, manufacture, processing, use, cooking, preserving, transportation, exhibition and delivery of foods and additives for sale shall be carried out in a clean and sanitary manner. The Food Sanitation Law prohibits, among others, the sale of foods and additives, and the gathering, manufacture, importing, processing, use, cooking, preserving or exhibition of foods and additives for sale if they are rotten, harmful or contaminated. In addition, the Food Sanitation Law prohibits the sale of additives or preparations and foods that include additives, as well as the manufacture, importing, processing, use, preserving or exhibition of additives for sale, unless they are deemed by the MHLW to be harmless additives, after consulting the Pharmaceutical Affairs and Food Sanitation Counsel.

From a public health point of view, after consulting the Pharmaceutical Affairs and Food Sanitation Council, the MHLW may specify standards regarding (i) methods of manufacture, processing, use, cooking or preserving foods and additives for sale; (ii) ingredients of foods or additives for sale; (iii) equipment or food containers for sale, or materials used in these equipment and food containers; (iv) methods of manufacturing equipment, food containers or materials used in equipment and food containers, and (v) labeling of foods or additives for selling or certain equipment or food containers.

If the above standards are established, we shall observe such standards. In addition, as for the standards described in (ii) and (iii) above, certain foods, additives, equipment and food containers designated by government ordinance for which such standards have been established may not be sold, exhibited for sale or used for business unless they are inspected by the MHLW, the relevant prefectural governor or a registered inspection organization and are affixed with a label indicating that they have passed such inspection in accordance with the regulations under the Food Sanitation Law and other related regulations.

With respect to foods, additives, equipment and food containers, we also shall not utilize untrue or extravagant labeling or advertising which might harm public sanitation.

The MHLW or the relevant prefectural governor may order that foods, additives, equipment or food containers be inspected by the MHLW, the relevant prefectural governor or registered inspection organizations. The MHLW, the relevant prefectural governor or other related authorities may (i) request reports from any food business operator; (ii) inspect foods, additives, equipment, food containers, or food business operators' facilities, books and certain other materials; or (iii) without compensation, collect samples of foods, additives, equipment or food containers. The MHLW and the relevant prefectural governor or other related authority shall appoint food sanitation inspectors to deal with the matters set out in (i) to (iii) above and to give instructions relating to food sanitation. In addition, a prefectural governor or other related

authority shall require food sanitation inspectors to monitor and instruct in accordance with prefectural monitoring and instruction plans, and the MHLW shall require food sanitation inspectors to monitor and instruct on imports in accordance with monitoring and instruction plans regarding imports.

Operators who manufacture or process certain foods or additives must appoint a person in charge of sanitation at each of their manufacturing or processing facilities. Operators of restaurants and certain other food business operators having material bearing on public hygiene are required to obtain a license from the relevant prefectural governor.

If a licensed food business operator has violated any of the above restrictions, a prefectural governor may cancel its license. In addition, if any food business operators have violated any of the above restrictions, a prefectural governor may prohibit or suspend their business.

The Law Concerning Standardization and Proper Labeling of Agricultural and Forestry Products

The Law Concerning Standardization and Proper Labeling of Agricultural and Forestry Products, or JAS Law, provides for regulations regarding proper and reasonable standards for the quality of agricultural and forestry products, and proper labeling relating to the quality of agricultural and forestry products. If the Minister of Agriculture, Forestry and Fisheries, or the MAFF, judges it necessary for attaining the purposes of the JAS Law, the MAFF shall establish the standards for quality and labeling relating to the agricultural and forestry products (the JAS). The Registered Grading Organization and other related authorities carry out the grading of agricultural and forestry products in accordance with the JAS and may attach a label indicating that such grading was made with respect to such products. In addition, the MAFF establishes rules to be observed by the manufacturers or sellers for labeling concerning quality of beverages and foods. If we, as a manufacturer and seller of beverages and foods, do not comply with the above rules, the MAFF may direct us to comply with such rules. Furthermore, if we do not take the measures contained in such direction, the MAFF may issue an order requiring us to take such measures.

Directors, Executive Officers and Corporate Auditors

The following table provides information on our directors, executive officers and corporate auditors:

Name	Position	Date of Birth	Number of Shares Owned(1)	Initial Date of Appointment as Director, Executive Officer or Corporate Auditor
Directors:				
Tadashi Ogawa	Chairman of the Board and Representative Director	February 26, 1940	20	June 2001
Katsuhiko Honda	President and Chief Executive Officer and Representative Director	March 12, 1942	45	June 1992
Masakazu Kakei	Executive Deputy President and Representative Director	December 22, 1944	15	June 1995
Takao Hotta	Executive Deputy President and Director	January 1, 1946	6	June 2003
Minoru Umeno	Executive Deputy President and Director	October 7, 1946	17	June 1997
Kazuei Obata	Executive Deputy President and Director	May 18, 1945	13	June 1998
Tetsuji Kanamori	Executive Vice President and Director	September 13, 1948	8	June 1999
Takashi Kato	Senior Vice President and Director	July 28, 1948	10	June 1999
Executive Officers:				
Tsumoru Miyamoto	Executive Vice President	July 23, 1945	14	June 2001
Mutsumi Makinoda	Executive Vice President	March 7, 1946	10	June 2001
Seigo Nishizawa	Executive Vice President	October 8, 1948	12	June 2001
Yasumasa Matsunaga	Executive Vice President	April 21, 1949	10	June 2001
Shigeo Ishiguro	Executive Vice President	November 2, 1947	5	June 2002
Eiji Ito	Executive Vice President	January 29, 1950	13	June 2001
Hideo Katsuura	Executive Vice President	May 22, 1950	5	June 2001
Ichiro Kumakura	Executive Vice President	January 24, 1952	6	June 2001
Ryuichi Shimomura	Senior Vice President	January 10, 1951	10	June 2001
Katsubun Sato	Senior Vice President	October 1, 1950	7	June 2001
Koji Nishihara	Senior Vice President	March 5, 1950	7	June 2001
Shiro Ohki	Senior Vice President	September 13, 1943	6	June 2001
Masaki Sumikawa	Senior Vice President	October 11, 1950	9	June 2003
Gisuke Shiozawa	Senior Vice President	April 18, 1952	7	June 2003
Ryoichi Yamada	Senior Vice President	May 13, 1952	6	June 2003
Kazuo Kobayashi	Senior Vice President	March 5, 1953	6	June 2003
Mitsuomi Koizumi	Senior Vice President	April 15, 1957	7	June 2003
Corporate Auditors:				
Yukihiro Noro	Standing Corporate Auditor	May 28, 1947	9	June 2001
Hisashi Tanaka	Standing Corporate Auditor	February 3, 1941	5	June 2003
Masamichi Narita	Corporate Auditor	March 11, 1933	11	June 1999
Hiroyoshi Murayama	Corporate Auditor	January 13, 1937	6	June 2003

(1) Japan Tobacco shares owned as of March 31, 2004. No director, executive officer or corporate auditor owned more than 1% of our shares.

Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not more than 15 directors. Directors are elected at a general meeting of shareholders for a two-year term, although they may serve any number of consecutive terms. There is no requirement concerning the number of shares an individual must hold to qualify as a director under the Commercial Code or our articles of incorporation. Neither the Commercial Code nor our articles of

incorporation set a mandatory retirement age for our directors. The board of directors elects from among its members one or more representative directors, who have the authority individually to represent us. The board of directors may also elect a president, a chairman of the board (if necessary), and one or more executive deputy presidents (if necessary) from among its members. Our executive officers serve at the discretion of the board of directors.

The Commercial Code provides that compensation for directors shall be determined at a general meeting of shareholders. Our board of directors usually determines the compensation for each director based on the upper limit of the aggregate amount of directors' compensation approved by a shareholders' meeting and according to an internal policy.

Under the Commercial Code of Japan, if a director, on his behalf or on behalf of a third party, enters into a transaction falling within the same kind of business as that of the company, such director must disclose important matters concerning such transaction to the board of directors and obtain its approval. The director must also report to the board important matters concerning such transaction without delay after consummation of the transaction. In addition, if a director, on his behalf or on behalf of a third party, enters into a transaction with the company, or if the company enters into a transaction with any person, in connection with which there is a conflict of interest between the company and a director, then such director must obtain approval from the board of directors and report to the board important matters concerning such transaction without delay after consummation of the transaction.

Under the Commercial Code of Japan, directors shall be liable for losses or damages incurred by the company arising from any transaction involving a conflict of interest between us and any of our directors and other actions which violate laws, regulations or our articles of incorporation. The Commercial Code of Japan contains provisions that allow a shareholder who has held shares for at least six months to request the company in writing to take actions against such directors to enforce such liability. If the company has not instituted an action within sixty days of the shareholder's demand, the shareholder may initiate a derivative action lawsuit against such directors.

All of our directors are engaged in our business on a full-time basis. The business address of our directors is 2-1, Toranomon 2-chome, Minato-ku, Tokyo 105-8422, Japan.

Tadashi Ogawa has been our Chairman of the Board since June 2001. Previously, he held positions such as the Chief of the Securities Bureau and Tax Bureau, Administrative Vice-Minister for Finance with the Ministry of Finance and Director-General of the National Tax Administration Agency.

Katsuhiko Honda has been our President and Chief Executive Officer since June 2000. Previously, Mr. Honda had served in several executive director positions in our Human Resources Division and Tobacco Headquarters and also served as the Executive Deputy President from June 1998 to June 2000.

Masakazu Kakei has been our Executive Deputy President since June 2001. He is also the President of our Tobacco Business and Assistant to the CEO in Printing Business & Vending Machinery Business. Previously, Mr. Kakei had served as a Director of our Pharmaceutical Division.

Takao Hotta has been our Executive Deputy President since June 2003. He is also our Assistant to the CEO in Finance, Corporate Communications, and Real Estate Management. Previously, Mr. Hotta had served as the Director General of the Mint Bureau, Ministry of Finance and Senior Managing Director of The Tokyo International Financial Futures Exchange. He was a Corporate Advisor from September 2002 to June 2003.

Minoru Umeno has been our Executive Deputy President since June 2002. He is also our Assistant to the CEO in Compliance, General Administration & Corporate Regulatory Framework Project, Legal, Operational Review and Business Assurance. Previously, Mr. Umeno had served as our Senior Executive Vice President of our Compliance and Risk Management, General Administration and Legal Division.

Kazuei Obata has served as the Executive Deputy President of our Planning Group since June 2002. He is also our Assistant to the CEO in Planning and Human Resources.

Tetsuji Kanamori has served as the Executive Vice President of the Foods Business Headquarters of JT since June 1999. He is also the President of our Foods Business and Beverage Business.

Takashi Kato has served as the Senior Vice President of the Pharmaceutical Division of JT since June 1999. He is also the President of our Pharmaceutical Business.

Executive Officers

We adopted the executive officer system in June 2001. The executive officers are not directors but are in charge of certain lines of our operations, as specified below. Executive Officers are elected by the Board of Directors.

Tsumoru Miyamoto has served as an Executive Vice President since June 2001. He also serves as Chief Scientific Officer in the Pharmaceutical Business.

Mutsumi Makinoda has served as an Executive Vice President since June 2001. He is also in charge of the Domestic Leaf Tobacco General Division of our Tobacco Business.

Seigo Nishizawa has served as an Executive Vice President since June 2002. He is also in charge of the Manufacturing General Division of our Tobacco Business.

Yasumasa Matsunaga has served as an Executive Vice President since June 2002. He is also in charge of the Product Group of our Tobacco Business.

Shigeo Ishiguro has served as an Executive Vice President since June 2002. He is also in charge of the Central Pharmaceutical Research Institute.

Eiji Ito has served as an Executive Vice President since June 2003. He is also in charge of the Beverage Business Division of our Foods Business.

Hideo Katsuura has served as an Executive Vice President since June 2003. He is also our Chief Communications Officer.

Ichiro Kumakura has served as an Executive Vice President since June 2003. He also serves in the Research & Development General Division and the Corporate, Scientific & Regulatory Affairs Division.

Ryuichi Shimomura has served as a Senior Vice President since June 2001. He is also in charge of the Legal Division.

Katsubun Sato has served as a Senior Vice President since June 2001. He is also in charge of the Blending & Product Development General Division of our Tobacco Business.

Koji Nishihara has served as a Senior Vice President since June 2001. He is also in charge of the Sale Headquarters of our Tobacco Business.

Shiro Ohki has served as a Senior Vice President since June 2001. He is also in charge of the Clinical Research Department of our Pharmaceutical Business.

Masaaki Sumikawa has served as a Senior Vice President since June 2003. He is also in charge of our Real Estate Management, Printing Business and Vending Machinery Business.

Gisuke Shiozawa has served as a Senior Vice President since June 2003. He is also in charge of the Food Business Planning Division of our Foods Business.

Ryoichi Yamada has served as a Senior Vice President since June 2003. He is also in charge of our General Admission Division and Corporate Regulatory Framework Project.

Kazuo Kobayashi has served as a Senior Vice President since June 2003. He is also in charge of the Food Business Division of our Foods Business.

Mitsuomi Koizumi has served as a Senior Vice President since June 2003. He is also in charge of our Human Resources Group.

Corporate Auditors and Independent Auditors

Our articles of incorporation also provide for not more than four corporate auditors, each of whom is elected at a general meeting of shareholders. Corporate auditors who were elected at general meetings of shareholders held in or before June 2002 have a term of three years, while corporate auditors who were elected after that have four-year terms due to a recent amendment in the Commercial Code. Nomination by the board of directors of corporate auditors for election at the general meeting of shareholders is subject to the prior consent of the board of corporate auditors referred to below. The Commercial Code and other

related laws provide for at least one outside corporate auditor who has not been an employee or a director of Japan Tobacco Inc. or any of its subsidiaries within the previous five years and one standing corporate auditor. Due to recent amendment of the Commercial Code, after the end of the ordinary general meeting of shareholders to be held in or after April 2006, at least half of the corporate auditors must be outside corporate auditors who have never been employees or directors of Japan Tobacco Inc. or any of its subsidiaries. Corporate auditors are not required to be, and usually are not, certified public accountants. Our corporate auditors supervise our directors in administering our affairs, examine our financial statements and business reports to be submitted by the representative directors at the ordinary general meeting of shareholders and report their opinions thereon to the shareholders. They are obligated to attend meetings of the board of directors and, if they deem it necessary, to express their opinion, but they are not entitled to vote. The board of corporate auditors, which is a body required under the Commercial Code and other related laws for corporate governance purposes, has a statutory duty to report to the representative directors on the results of its supervision and examination of the company. The board of corporate auditors also determines matters relating to the duties of the corporate auditors, including auditing policy and ways to monitor our affairs.

Yukihiro Noro has served as a Standing Corporate Auditor since June 2001. Previously, Mr. Noro had served as the General Manager of the Saitama Area Sales Headquarters of our Tobacco Business.

Hisashi Tanaka has served as a Standing Corporate Auditor since June 2003. Previously, Mr. Tanaka had served as the President of Hokuriku Economic Research Institute.

Masamichi Narita has served as a Corporate Auditor since June 1999. Previously, Mr. Narita had been with the Japan Broadcasting Corporation (NHK).

Hiroyoshi Murayama has served as a Corporate Auditor since June 2003. Previously, Mr. Murayama had served as the Superintending Prosecutor of Tokyo High Public Prosecutor's Office.

In addition to corporate auditors, we must appoint independent auditors. Independent auditors are elected at a general meeting of shareholders for a one-year term. Nomination by the board of directors of independent auditors for election at the general meeting of shareholders is subject to the prior consent of the board of corporate auditors. Independent auditors have a statutory duty to audit the non-consolidated statutory financial statements to be submitted by our representative directors to the ordinary general meetings of shareholders and to report to the board of corporate auditors and the representative directors. Independent auditors also audit both our consolidated and non-consolidated financial statements made pursuant to the Securities and Exchange Law of Japan. Currently our independent auditors are Deloitte Touche Tohmatsu, the Japanese member firm of Deloitte Touche Tohmatsu.

Certain amendments to the Commercial Code and other related laws became effective on April 1, 2003. According to such amendments, Japanese companies, including us, may change their corporate management structure to a new structure consisting of a board of directors, three committees (an appointment committee, auditing committee and compensation committee), and statutory executive officers, so long as they amend their articles of incorporation to allow such a structure. Companies that adopt such a structure will no longer be permitted to have corporate auditors.

Executive Compensation

The aggregate compensation, including bonuses we paid to our directors and corporate auditors during the year ended March 31, 2004 was ¥420 million. In addition, in accordance with customary Japanese business practices, a retiring director or corporate auditor of our company receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders.

SUBSIDIARIES AND AFFILIATES

We conduct our business together with our subsidiaries and affiliates, being companies over which we have significant influence with respect to their finances, operations or businesses. At March 31, 2004, we had 188 consolidated subsidiaries and nine affiliates which were accounted for by the equity method in our consolidated financial statements.

The following table presents information on our principal consolidated subsidiaries and affiliates as of March 31, 2004:

Name	Country of Incorporation	Main Business	Percentage held by JT directly or indirectly
Tobacco Business			
Domestic Subsidiaries:			
Japan Tobacco Imex Co. Ltd.	Japan	Provider of services relating to import of leaf tobacco	100.0
Tokyo Tobacco Service Co., Ltd.(1)	Japan	Distribution of tobacco products and collection of payments	73.8
Kansai Tobacco Service Co., Ltd.(1)	Japan	Distribution of tobacco products and collection of payments	76.4
Chubu Tobacco Service Co., Ltd.(1)	Japan	Distribution of tobacco products and collection of payments	75.4
Kyushu Tobacco Service Co., Ltd.(1)	Japan	Distribution of tobacco products and collection of payments	72.0
Hokkaido Tobacco Service Co., Ltd.(1)	Japan	Distribution of tobacco products and collection of payments	75.8
Uni Tobacco Service Co., Ltd.(1)	Japan	Purchase and distribution of imported tobacco products	100.0
JT Logistics Co. Ltd.	Japan	Transportation	100.0
Japan Filter Technology Co., Ltd.	Japan	Manufacture of filterplugs	86.8
Fuji Flavor Co., Ltd.	Japan	Manufacture and sale of tobacco flavors	100.0
Tokai Plant Service Co., Ltd.(2)	Japan	Factory maintenance	100.0
Yachiyo Sangyo, Inc.(2)	Japan	Factory maintenance	100.0
Kyushu Technical Service Co. Ltd.(2)	Japan	Factory maintenance	100.0
Plant Service Co., Ltd.(2)	Japan	Factory maintenance	100.0
Kanto Plant Service Co., Ltd.(2)	Japan	Factory maintenance	100.0
Tohoku Plant Service Co., Ltd.(2)	Japan	Factory maintenance	100.0
JT Engineering Inc.	Japan	Design and construction of tobacco manufacturing facilities	100.0
JT SP Inc.(3)	Japan	Planning of sales promotion	100.0
JT V-Net Co., Ltd.	Japan	Support for vending machine operations	100.0
Japan Metallizing Co., Ltd.	Japan	Manufacture of metallized paper	50.8
Overseas Subsidiaries:			
JT Europe Holding B.V.	Holland	Holding company	100.0
JT International Holding B.V.	Holland	Holding company	100.0
JT International S.A.	Switzerland	Manufacture and sale of tobacco products	100.0
JTI-Macdonald Corp.	Canada	Manufacture and sale of tobacco products	100.0
ZAO JTI Marketing and Sales	Russia	Sale of tobacco products in Russia	100.0
OOO Petro	Russia	Manufacture of tobacco products in Russia	100.0
JT International Germany GmbH	Germany	Manufacture and sale of tobacco products in Germany	100.0
JT International Tütün Urunleri Sanayi A.S.	Turkey	Manufacture and sale of tobacco products in Turkey	100.0
JT Canada LLC Inc.	Canada	Holding company	100.0
JT Canada LLC II Inc.	Canada	Holding company	100.0
JT Proserve Inc.	United States	Provider of services relating to purchase of raw materials	100.0
Japan Tobacco (Hong Kong) Ltd.	Hong Kong	Import and sale of tobacco products and sales promotion	100.0
Pharmaceutical Business Subsidiaries:			
Torii Pharmaceutical Co., Ltd.	Japan	Manufacture and marketing of pharmaceutical products	53.5
JT Pharma Alliance Co., Ltd.	Japan	Administration of overseas pharmaceutical businesses	100.0
Akros Pharma Inc.	United States	Overseas clinical development and business activities	100.0

Name	Country of Incorporation	Main Business	Percentage held by JT directly or indirectly
Foods Business Subsidiaries:			
Japan Beverage Inc.	Japan	Sale of beverages through vending machines	67.3
JT A Star Co., Ltd.	Japan	Sale of beverages through vending machines	100.0
Japan Beverage Shinetsu Inc.	Japan	Sale of beverages through vending machines	100.0
Japan Beverage Shikoku Inc.	Japan	Sale of beverages through vending machines	100.0
JT Foods Co., Ltd.	Japan	Sale of frozen foods, seasonings, beverages, processed foods and other food products	100.0
JT Dining Service Inc.	Japan	Operation of Italian restaurants	100.0
Nihon Shokuzai Kako Co., Ltd.	Japan	Manufacture of seasonings, processed foods and frozen foods	100.0
Sunburg Co., Ltd.	Japan	Manufacture of frozen foods, bakery products and seasonings	100.0
Iipingsyang Foods Corporation	Japan	Manufacture of frozen foods	100.0
Asahi Shokuzai Co., Ltd.	Japan	Manufacture of seasonings and yeast	100.0
Thai Foods International Co., Ltd.	Thailand	Manufacture and sale of seasonings	100.0
Hans Continental Smallgoods Pty. Ltd.	Australia	Manufacture and sale of sausages	100.0
Saint-Germain Co., Ltd.	Japan	Manufacture and sale of bakery products	100.0
Weihai JK Foods Co., Ltd.	China	Manufacturing and sale of frozen processed foods and seasonings	96.1
Swickers Kingaroy Bacon Factory Pty. Ltd.	Australia	Abattoir and meat packing	52.4
Shanghai JS Foods Co., Ltd.	China	Processing and sale of vegetable materials	70.0
Other Businesses Subsidiaries:			
JT Real Estate Co., Ltd.	Japan	Planning, design and construction of real estate projects	100.0
JT Tohsi Inc.	Japan	Manufacture and sale of measuring instruments	75.2
JT Okamura Corporation	Japan	Manufacture and sale of office furniture	51.0
JTS Wiring Systems Corporation	Japan	Manufacture and sale of automobile parts	51.0
JT Nifco Corporation	Japan	Manufacture and sale of industrial plastic parts	51.0
Nitto Kogyo Co., Ltd.	Japan	Manufacture and sale of parts for copy machines	56.5
JT Prosprint Co., Ltd.(4)	Japan	Manufacture and sale of printed products	100.0
Tokkyo Shiki Co., Ltd.(4)	Japan	Printing	100.0
JT Finance Service Co., Ltd.	Japan	Group cash management operations and leasing vending machines	100.0
Toranomon Energy Service Co., Ltd.	Japan	Purchasing of electrical energy	81.0
Kyushu JT NIFCO Corporation	Japan	Manufacture of plastic and real estate leasing	51.0
JT Capital Management Inc.	Japan	Holding company	100.0
JT Creative Service Co., Ltd.	Japan	Sale of office supplies and contract of administrative work	100.0
Frontier Reit Management Inc.	Japan	Real estate asset management	100.0
JT America Inc.	United States	Investments in the United States	100.0
JT (UK) LTD.	United Kingdom	Investments in the United Kingdom	100.0
JT Capital (U.K.) PLC	United Kingdom	Intra-group finance, money lending and borrowing and issuance of debt securities	100.0

(1) Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd. and Uni Tobacco Service Co., Ltd. were merged, and the surviving entity was named TS Network Co., Ltd., as of April 1, 2004.

(2) Tokai Plant Service Co., Ltd. was renamed Central Japan Plant Service Co., Ltd. as of April 1, 2004. Kyushu Technical Service Co., Ltd. and Plant Service Co., Ltd. were merged, and the surviving entity was named Kyushu Plant Service Co., Ltd., as of April 1, 2004. Yachiyo Sangyo, Inc. was renamed Western Japan Plant Service Co., Ltd. as of April 1, 2004. Tohoku Plant Service Co., Ltd. and Kanto Plant Service Co., Ltd. were merged, and the surviving entity was named Eastern Japan Plant Service Co., Ltd., as of April 1, 2004.

(3) JT SP Inc. was renamed JT Design Center Co., Ltd. as of April 1, 2004.

(4) All of our shares of JT Prosprint Co., Ltd. and Tokkyo Shiki Co., Ltd. were transferred to Toppan Printing Co., Ltd. as of April 1, 2004.

PRINCIPAL AND SELLING SHAREHOLDER

The Minister of Finance, as representative of the Government of Japan, is selling all of the shares in the global offering. The Minister of Finance, as representative of the Government of Japan, is our largest shareholder and owns 64.52% of our issued shares, based on our register of beneficial shareholders as of March 31, 2004. Immediately after the global offering, the Minister of Finance, as representative of the Government of Japan, will own at least 50% of our issued shares.

DESCRIPTION OF THE SHARES

The following section contains information relating to the shares of Japan Tobacco Inc. including summaries of provisions of its articles of incorporation and share handling regulations, the Commercial Code of Japan relating to joint stock corporations (*kabushiki kaisha*), and certain related Japanese legislation and stock exchange rules, as currently in effect.

General

Our authorized share capital consists of 8,000,000 shares of capital stock, of which 2,000,000 shares of common stock have been issued. Under the Japanese Commercial Code, shares are transferable by delivery of share certificates. To assert shareholders' rights against us, a shareholder must have its name and address registered in our register of shareholders in accordance with our share handling regulations. Shareholders are required to file their names, addresses and seal impressions with Mitsubishi Trust and Banking Corporation, which is the transfer agent for the shares. Shareholders not resident in Japan are required to provide a mailing address within Japan or to appoint a standing proxy in Japan. A local standing proxy can usually handle the transfer of shares and registration of purchases and the application for reduced withholding tax. See "Taxation – Japanese Taxation".

A holder of our shares may deposit share certificates representing its shares with the Japan Securities Depository Center, or JASDEC, the sole depositary under the clearing system, through a participating institution such as a securities company or bank having a clearing account with JASDEC. Participating institutions may deposit share certificates representing shares directly with JASDEC. All shares represented by share certificates deposited with JASDEC will be registered in the name of JASDEC on our register of shareholders. Beneficial ownership of the deposited shares will in turn be registered on our register of beneficial shareholders prepared by us based on information furnished by the participating institutions and JASDEC. The register of beneficial shareholders will be updated at the record dates on which shareholders entitled to rights pertaining to the shares are determined. The delivery of share certificates is not necessary for transfer of the deposited shares within JASDEC. The beneficial owners of deposited shares registered on the register of beneficial shareholders are treated in the same way as shareholders registered on our register of shareholders in general. Certificates for shares newly issued with respect to shares already deposited with JASDEC, including those issued upon stock split of deposited shares, will automatically be deposited with JASDEC together with certificates representing deposited shares. The registered beneficial owners may exercise the rights attached to their shares, such as voting rights, and will receive dividends, if any, and notices to shareholders directly from us. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their deposited shares and receive share certificates deposited with JASDEC.

Settlement

Settlement of a transaction concerning shares listed on any of the stock exchanges in Japan will normally occur on the fourth trading day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Dividends

Under our articles of incorporation, our fiscal year ends on March 31 of each year, and we may pay annual dividends in cash, if any, to shareholders (in the case of shares deposited with JASDEC, beneficial shareholders registered in the register of beneficial shareholders) and pledgees of record as of that date in proportion to the number of shares held by them. The Japanese Commercial Code also permits a joint stock corporation to distribute profits by interim dividends (i.e., cash distributions) if its articles of incorporation so provide. Our articles of incorporation permit us to pay interim dividends and we may pay these interim dividends, if any, to shareholders (in the case of shares deposited with JASDEC, beneficial shareholders registered in the register of beneficial shareholders) and pledgees of record as of September 30 of each year by resolution of the board of directors. Under our articles of incorporation, we are not obligated to pay any dividends left unclaimed for a period of three years after the date on which they first became payable. For information as to Japanese taxes on dividends, see "Taxation – Japanese Taxation".

The Commercial Code provides that, until the aggregate of our legal reserve and additional paid-in capital is at least one-quarter of our stated capital, we may not make any distribution of profits by way of annual dividends or interim dividends unless we set aside in our legal reserve an amount equal to at least one-tenth of any amount paid out by us as an appropriation of retained earnings, including any payment by

way of annual dividends and bonuses to directors and corporate auditors, or equal to one-tenth of any interim dividend.

We may pay annual dividends out of the excess of our net assets, as appearing on our non-consolidated balance sheet as at the end of the preceding fiscal year, over the aggregate of:

- our stated capital;
- our additional paid-in capital;
- our accumulated legal reserve;
- the legal reserve to be set aside for the fiscal year; and
- such other amounts as are set out in an ordinance of the Ministry of Justice.

In the case of interim dividends, we calculate our net assets by reference to the non-consolidated balance sheet at the last fiscal year end. The assets, however, are adjusted to reflect:

- any subsequent payment made by appropriation of retained earnings and transfer to legal reserve following the appropriation;
- any subsequent transfer of retained earnings to stated capital;
- if a resolution of an ordinary general shareholders' meeting has authorized us to acquire our shares, the total purchase price of those shares so authorized to be paid by us;
- if our articles of incorporation so provide and our board of directors resolves the acquisition of our own shares, the total amount of the purchase price resolved by such board of directors; and
- such other amounts as are set out in an ordinance of the Ministry of Justice.

Furthermore, if we reduce the amount of our stated capital, additional paid-in capital or accumulated legal reserve after the end of the latest fiscal year-end, the amount so reduced, less the amount paid to shareholders upon such reduction and certain other amounts, and such other amounts as are set out in an ordinance of the Ministry of Justice, will be added to the amount distributable as interim dividends as described above.

We may not pay any interim dividends where the amount of our net assets appearing on the relevant non-consolidated balance sheet does not exceed at the end of the fiscal year the aggregate of our stated capital, our additional paid-in capital and our accumulated legal reserve for the fiscal year.

In Japan, the ex-dividend date and record date for dividends precede the date of determination of the amount of the dividend. The price of our shares generally goes ex-dividend on the third business day prior to the record date.

Capital and Reserves

The entire amount of the issue price of new shares is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such issue price as additional paid-in capital. We may at any time transfer the whole or any part of the additional paid-in capital and legal reserve to stated capital by resolution of the board of directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders. We may reduce stated capital by special resolution of general meeting of shareholders, as discussed under "– Voting Rights". We may also reduce additional paid-in capital and/or legal reserve by resolution of a general meeting of shareholders, provided that the sum of additional paid-in capital and legal reserve remaining after such reduction may not be less than one-quarter of the Company's stated capital.

Acquisition of Our Own Shares

Except as otherwise permitted by the Commercial Code, we may acquire our own shares (i) by way of purchase on the public stock markets or by way of tender offer (in either case, pursuant to an ordinary resolution of an ordinary general meeting of shareholders or, if our Articles of Incorporation so provides, by

resolution of the board of the directors); or (ii) from specific shareholders, other than our subsidiaries (pursuant to a special resolution of the ordinary general meeting of shareholders). We intend to propose at our upcoming shareholders' meeting in June 2004 that our Articles of Incorporation be revised to permit our board of directors to authorize a repurchase of our own shares in the circumstances described in (i) above. In the case of (ii) above, any other shareholder may make a request directly to a director in writing, five days prior to the relevant shareholders' meeting, to add him or her as the sellers of our shares in the proposed purchase.

Any such acquisition of shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments after taking into account any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorized by a resolution of the relevant general meeting of shareholders), less the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders.

In addition, we may acquire our shares by:

- repurchasing fractional shares (or shares constituting less than one unit, but only if we adopt a unit share system) upon the request of their holder;
- repurchasing those from one of our subsidiaries;
- redeeming redeemable shares; or
- merger or corporate split.

The repurchase of up to 100,000 shares for up to ¥75 billion was approved at our ordinary general meeting of shareholders on June 25, 2003. The authorization so granted by shareholders will be effective until the conclusion of the ordinary general meeting of shareholders to be held in June 2004. Under this authorization, we have repurchased 45,800 shares for a total repurchase price of ¥34,579 million, or ¥755,000 per share. We will consider the timing, scale and manner of any further future repurchases based upon business needs and market trends.

We may hold any of our own shares which we acquire in compliance with the provisions of the Commercial Code, and may generally dispose of or cancel such shares by a resolution of the board of directors, subject to the same limitations as to the issuance of stock at a "specially favorable" price as discussed under "– Voting Rights" and "– Stock Acquisition Rights" below.

Stock Splits

We may at any time split our shares into greater number of shares by resolution of the board of directors. When the board of directors approves a stock split, it may also amend the articles of incorporation without shareholders' approval to increase the number of authorized shares in proportion to the stock split.

Upon stock splits, shareholders will not be required to exchange share certificates held by them for new share certificates. In respect of deposited shares, new shares resulting from the stock split will be deposited with JASDEC, and shareholders who directly possess share certificates will receive additional certificates representing the additional shares resulting from the stock split. Before a stock split, we must give public notice of the stock split, specifying the record date for the stock split, not less than two weeks prior to the record date. In addition, promptly after the stock split takes effect, we must send notice to each shareholder specifying the number of entitled shares.

Consolidation of Shares

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. A representative director must disclose the reason for the consolidation of the shares at the general meeting of shareholders.

Fractional Shares

Fractional shares may arise due to, among other reasons, a stock split or consolidation of our outstanding shares into a smaller number of shares. A holder of fractional shares constituting one-hundredth of one share or any integral multiple thereof will be registered in our register of fractional shares. Fractional

shares will carry no voting rights, but their holders will have the rights to receive dividends. No certificates will be issued representing fractional shares and therefore fractional shares will not be transferable. However, the registered holders of fractional shares may at any time require us to purchase such fractional shares at the current market price as determined pursuant to the Commercial Code. If we amend our articles of incorporation to so provide, a holder of fractional shares will have the right to require us to sell to the holder enough fractional shares to make the holder's holding equal a full share.

Unit Share System

Although we have not adopted a unit share system, we can adopt such system by special resolution of the general shareholders' meeting. Under the unit share system, shareholders have one voting right for each unit of shares they hold. Any number of shares less than one unit carries all shareholders' rights except for those relating to voting rights. Other than described below, the holders of the shares constituting less than one unit has the same rights vis-à-vis the company as the holders of the shares constituting one unit. As the transfer of shares normally requires delivery of share certificates, any fraction of a unit for which no share certificates are issued is non-transferable.

A holder of shares constituting less than one unit may at any time require the company to purchase them at the current market price. If we amend our articles of incorporation to so provide, a holder of shares constituting less than one unit will be able to request us to sell the holder a number of the shares constituting less than one unit, which when added to the shares constituting less than one unit then owned by the holder, shall constitute a full unit. A holder of shares constituting less than one unit has no voting rights pertaining to those shares.

Other Classes of Shares

We may issue various classes of shares if so provided in our articles of incorporation. Such classes of shares may contain different rights from other classes of shares in connection with annual or interim dividends, distributions of residual assets upon liquidation, repurchase of shares, cancellation of shares by profits or voting rights. Currently, our articles of incorporation do not provide for any classes of shares other than shares of common stock.

Holding of Our Shares by Foreign Investors

The laws of Japan, our articles of incorporation and our other constituent documents do not limit the rights of non-residents or foreign shareholders to hold or exercise voting rights on our shares.

Ordinary General Meeting of Shareholders

We normally hold our ordinary general meeting of shareholders in June of each year in Minato-ku, Tokyo, or in a neighboring area. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice stating the place, time, and purpose of the meeting. Under the Japanese Commercial Code, notice of any general meeting of shareholders must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to its resident proxy or mailing address in Japan in accordance with our share handling regulations, at least two weeks prior to the date of the meeting. The record date for an ordinary general meeting of shareholders is March 31st of each year.

Any shareholder holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such meeting.

Any shareholder holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders by submitting a written request to one of our directors at least eight weeks prior to the date of such meeting.

Voting Rights

A shareholder is generally entitled to one vote per one of our shares (or one vote per one unit if we adopted a unit share system). In general, under the Japanese Commercial Code, a general meeting of shareholders may adopt a resolution by a majority of the voting rights represented at the meeting. The Japanese Commercial Code and our articles of incorporation require a quorum for the election of directors

and corporate auditors of not less than one-third of the total number of voting rights held by all shareholders. Our shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder, having more than one-quarter of its voting rights directly or indirectly held by us, does not have voting rights. We have no voting rights with respect to our own shares. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights. Our shareholders who intend to be absent from a general meeting of shareholders may also exercise their voting rights in writing or by electronic means if the board of directors decides to approve such method of exercising voting rights.

The Commercial Code and our articles of incorporation require a quorum of one-third of the total number of voting rights and approval of two-thirds of the voting rights represented at the meeting of shareholders to approve material corporate actions such as:

- reduction of stated capital;
- amendment of the articles of incorporation (except amendments that the board of directors are authorized to make under the Commercial Code as described in "– Stock Splits" above);
- removal of a director or corporate auditor;
- share exchange or share transfer, as prescribed by the Commercial Code, which requires shareholders' approval;
- dissolution, merger or consolidation requiring shareholders' approval;
- corporate split requiring shareholders' approval;
- transfer of the whole or an important part of our business;
- taking over of the whole of the business of any other corporation requiring shareholders' approval; and
- issuance of new shares at a specially favorable price (or issuance of stock acquisition rights or of bonds with stock acquisition rights, with specially favorable conditions, as discussed under "– Stock Acquisition Rights" below) to persons other than shareholders.

In addition, the JT Law requires the approval of the Minister of Finance regarding amendment of the articles of incorporation, removal of a director or corporate auditor, dissolution, merger or consolidation and the transfer of the whole or an important part of our business.

Stock Acquisition Rights

Holders of our shares have no preemptive rights under our articles of incorporation. Under the Japanese Commercial Code, however, we may grant subscription rights for new shares to our shareholders by a resolution of our board of directors. In such case, the subscription rights must be given on uniform terms to all of our shareholders as of a record date of which not less than two weeks' prior public notice must be given. In addition, we must give notice to our shareholders at least two weeks prior to the date on which such rights expire.

In addition, we may grant rights to acquire our shares (*shinkabu-yoyakuken*; "stock acquisition rights") to any person by a resolution of our board of directors or, if their conditions are specially favorable, by a special resolution of a general meeting of shareholders, as discussed under "– Voting Rights" above. Such stock acquisition rights may be issued together with bonds or without being attached to bonds.

Liquidation Rights

In the event of liquidation, our assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among our shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

All of our currently issued shares are fully paid and non-assessable.

Transfer Agent

The Mitsubishi Trust and Banking Corporation is the transfer agent for our shares. Its office is located at Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-8212, Japan. The Mitsubishi Trust and Banking Corporation maintains our register of shareholders and records transfers of record ownership upon presentation of share certificates.

Reports to Shareholders

We currently furnish shareholders with notices of general meetings of shareholders, business reports, including financial statements, and notices of resolutions adopted at those meetings, all of which are in Japanese. These notices may be given by electronic means to those shareholders who have consented to this manner of transmission of notice, if the board of directors decides to adopt this method.

Pursuant to our articles of incorporation, public notices to be given to our shareholders will be published in Japanese in the *Nihon Keizai Shimbun*, a Japanese newspaper of general circulation.

Record Date

The close of business on March 31 is the record date for annual dividends, if paid, and the close of business on September 30 is the same for our interim dividends, if paid. We set March 31 as the record date for determining shareholders entitled to vote at the ordinary general meeting of shareholders. In addition, we may set a record date, or close our register of shareholders, for a period of not longer than three months at any one time, for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice. The trading of our shares and the delivery of certificates therefor may continue while the register of shareholders is closed.

Our shares are generally traded ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Exchange Regulations, Securities Regulations and Other Factors Affecting Our Shareholders

Acquisition or Disposition of Shares

In general, a non-resident of Japan, including a foreign corporation, acquiring or disposing of shares of a Japanese company is not subject to any filing requirement under the Foreign Exchange and Foreign Trade Law, although the Law empowers the Minister of Finance of Japan to require a prior approval for any such acquisition in certain exceptional circumstances.

Under the Foreign Exchange and Foreign Trade Law, if a foreign investor acquires our shares (regardless of the person from or through whom it acquires our shares) and, as a result of the acquisition, the foreign investor directly or indirectly would hold 10% or more of our issued shares, the foreign investor must file a report on the acquisition with the Minister of Finance and other competent Ministers within 15 days thereafter. In certain exceptional circumstances, a prior notification of the acquisition is required and the said Ministers may recommend the modification or abandonment of the proposed acquisition and, if the recommendation is not accepted, order its modification or prohibit it altogether.

Dividends and Proceeds of Sale

Under the Foreign Exchange and Foreign Trade Law, dividends paid on, and the proceeds of sales in Japan of our shares held by non-residents of Japan, may in general be converted into any foreign currency and repatriated abroad.

Report of Substantial Shareholdings

The Securities and Exchange Law of Japan requires any holder of shares who has become a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market to file with the relevant local finance bureau of the Ministry of Finance, within five business days, a report concerning those shareholdings. A holder must file a similar report to reflect any change of 1% or more in any shareholding. Copies of any reports must also be furnished to the company and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded on the over the counter market, the Securities Dealers Association of Japan. For this purpose, shares issuable upon exercise of stock acquisition rights, whether or not attached to bonds, must be taken into account in determining both the number of shares held by that holder and the total issued share capital.

Prohibition of Insider Trading

The Securities and Exchange Law of Japan prohibits insider trading of equity securities of a listed company or a company traded on the over-the-counter market by corporate insiders who have material, non-public information concerning the company. Insiders include directors, officers, agents and employees of the company and other persons having certain relationships with the company as well as persons who received such information from such an insider. A violation of the insider trading regulations may trigger a criminal sanction of up to a three-year imprisonment and/or up to a ¥3 million penalty. Any cash acquired in violation of the regulations may be forfeited.

Daily Price Fluctuation Limits Under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day's closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

On June 7, 2004, the closing price of our shares on the Tokyo Stock Exchange was ¥861,000 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500,000 and ¥1,000,000 per share, as well as the daily price limit if our per share price were to rise to between ¥1,000,000 and ¥1,500,000 or fall to between ¥300,000 and ¥500,000.

Selected Daily Price Limits

Previous Day's Closing Price or Special Quote	Maximum Daily Price Movement
¥ 300,000 or more, less than ¥ 500,000	¥ 50,000
¥ 500,000 or more, less than ¥ 1,000,000	¥ 100,000
¥ 1,000,000 or more, less than ¥ 1,500,000	¥ 200,000

For a history of the trading price of our shares on the Tokyo Stock Exchange, see "Dividends and Price Range of the Shares – Price Range of the Shares".

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Shareholders who choose to participate in this system deposit their share certificates with the Japan Securities Depository Center, or JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution). Shares deposited with JASDEC are registered in the name of JASDEC on Japan Tobacco Inc.'s register of shareholders. Each participating shareholder will, in turn, be registered in Japan Tobacco Inc.'s register of beneficial shareholders and be treated in the same way as shareholders registered on our register of shareholders. In terms of transferring JASDEC-held of shares, entry of the share transfer in the book maintained by JASDEC for the participating institutions and/or the book maintained by each participating institution for its customers shall have the same effect as delivery of share certificates.

Settlement Procedures – Secondary Market Trading

Book-entry interests in the shares may be held through Euroclear or Clearstream, Luxembourg, and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system who will hold the shares in JASDEC. Settlement for purchasers of international shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the shares.

We will not impose any fees in respect of the shares; however, holders of book-entry interests in the shares through Euroclear and Clearstream, Luxembourg may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream, Luxembourg. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of the Shares – General".

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the shares through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the shares out of Euroclear and Clearstream, Luxembourg will be in accordance with the rules of Euroclear and Clearstream, Luxembourg and those of JASDEC and our share handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream, Luxembourg will also be conducted in accordance with our share handling regulations and the rules of JASDEC (if applicable) and, in any case, the respective rules of the listed stock exchanges applicable to listed securities.

Settlement of transactions concerning shares listed on any of the stock exchanges in Japan will normally be effected on the fourth trading day after the transaction. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of our shares who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan. The statements regarding Japanese tax laws below are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in their interpretation, occurring after the date of this offering circular. This summary does not exhaust all possible tax considerations that may apply to a particular investor or shareholder. Potential investors or shareholders should satisfy themselves as to:

- the overall tax consequences of the acquisition, ownership and disposition of our shares, including specifically the tax consequences under Japanese law;
- the laws of the jurisdiction of which they are resident; and
- any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident shareholder is subject to Japanese withholding tax on dividends paid on our shares. Stock splits are not subject to Japanese income or corporation tax.

If we purchase our shares, excluding purchasing in a stock exchange or over the counter transaction, the selling shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the selling price less the aggregate of the stated capital and certain other capital surpluses attributable to the shares on a non-consolidated basis. If, however, we purchase our shares by a tender offer on or before March 31, 2005 and their purchase price exceeds the aggregate of the stated capital and certain other capital surpluses attributable to such shares on a non-consolidated basis, such excess will not be deemed as dividends received by any selling individual shareholder. If we cancel our shares, the shareholders (both individuals and corporations) are in general deemed to have received a dividend in an amount equal to the price less the aggregate of the stated capital and certain other capital surpluses attributable to the cancelled shares on a non-consolidated basis. However, if we cancel the shares which have already been acquired by us, no dividends will be deemed to have been received by any selling shareholder. In addition, distribution by us of cash or other assets to our shareholders due to merger, corporate split, reduction of stated capital or dissolution will in certain cases be deemed and treated as a dividend payment to shareholders for Japanese tax purposes and be subject to Japanese income tax if the aggregate of the amount of cash and the value of other assets so distributed to a shareholder exceeds the total amount of the stated capital and certain other capital surpluses attributable to the shares held by such shareholder on a non-consolidated basis.

In general, the rate of Japanese withholding tax applicable to dividends on shares paid by Japanese corporations to non-resident shareholders is 20%. With respect to dividends paid on listed shares issued by Japanese corporations (such as our shares) to any corporate or individual shareholder (including non-resident shareholders), except for any individual shareholder who holds 5% or more of the total issued shares of the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends due and payable on or before March 31, 2008 and (ii) 15% for dividends due and payable on or after April 1, 2008.

Japan has income tax treaties, conventions or agreements which generally provide that the withholding tax rate may not exceed 15% for portfolio investors with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. In the case of the Japan – U.S. tax treaty, however, as a result of its recent amendment, the maximum withholding tax rate will be reduced to 10% for portfolio investors with effect from July 1, 2004. Under Japanese tax law, the maximum rate applicable under the tax treaties, conventions or agreements shall be applicable except when such maximum rate is more than the Japanese statutory rate.

Gains derived from the sale of our shares outside Japan, or from the sale of our shares within Japan by a non-resident shareholder, are generally not subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes may be assessed against an individual who has acquired our shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

You should consult your own tax adviser regarding the Japanese tax consequences of owning and disposing of shares in your particular circumstances.

United States Federal Income Taxation

This section describes the material United States federal income tax consequences of owning shares. It applies to you only if you acquire your shares in this offering and you hold your shares as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

- a dealer in securities or currencies,
- a financial institution,
- a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
- a tax-exempt organization,
- an insurance company,
- a person liable for alternative minimum tax,
- a person that actually or constructively owns 10% or more of the voting stock of Japan Tobacco Inc.,
- a person that holds shares as part of a straddle or a hedging, integration, or conversion transaction, or
- a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, all as currently in effect, as well as on the Convention Between the United States of America and Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty"). These laws are subject to change, possibly on a retroactive basis. This section does not apply to shares held by a partnership. If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisers.

You are a U.S. holder if you are a beneficial owner of shares, for United States federal income tax purposes and you are:

- a citizen or resident of the United States,
- a domestic corporation,
- an estate whose income is subject to United States federal income tax regardless of its source, or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A "non-U.S. holder" is a beneficial owner of shares that is not a United States person for United States federal income tax purposes.

You should consult your own tax adviser regarding the United States federal, state and local and other tax consequences of owning and disposing of shares in your particular circumstances.

Taxation of Dividends

U.S. holders. Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by Japan Tobacco Inc. out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Japanese tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually

or constructively. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On February 19, 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares generally will be qualified dividend income. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as U.S. source capital gain.

Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate. To the extent a refund of the tax withheld is available to you under Japanese law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. The rules governing the foreign tax credit are complex. You should consult your tax advisor regarding the applicability of the foreign tax credit under your particular circumstances.

In certain situations as described under "– Japanese Taxation", the purchase or cancellation of shares by us is treated as a dividend payment for Japanese tax purposes subject to withholding tax. For U.S. federal income tax purposes, such transactions generally would not be a taxable event and would not give rise to foreign source income. You generally would not be able to use the foreign tax credit arising from the Japanese withholding tax unless you had additional foreign source income.

Non-U.S. holders. If you are a non-U.S. holder, dividends paid to you in respect of shares will not be subject to United States federal income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

U.S. holders. Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Non-U.S. holders. If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares unless:

- the gain is "effectively connected" with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

- you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, "effectively connected" gains that you recognize may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

PFIC Rules

We believe that shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually based on our asset values, including the value of our intangibles as evidenced by the fair market value of our shares, and our gross income, both of which are subject to change. Therefore, it is possible that we may become a PFIC in our current or any future taxable year.

In general, if you are a U.S. holder, Japan Tobacco Inc. will be a PFIC with respect to you if for any taxable year in which you held our shares:

- at least 75% of our gross income for the taxable year is passive income or

- at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

- any gain you realize on the sale or other disposition of your shares and

- any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares during the three preceding taxable years or, if shorter, your holding period for the shares).

Under these rules:

- the gain or excess distribution will be allocated ratably over your holding period for the shares,

- the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

- the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

- the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares in a PFIC and such shares are readily traded on a qualified exchange or other market, you may make a mark-to-market election. Under applicable Treasury regulations, in order to be treated as a qualified exchange or other market, a foreign exchange must meet certain trading, listing, financial disclosure and other requirements. No assurance can be given that the shares will be "regularly traded" for purposes of the mark-to-market election. You should consult your tax advisor as to whether the mark-to-market election is available if we are treated as a PFIC in any year. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares at the end of the taxable year over your adjusted basis in your shares. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares during any year that Japan Tobacco Inc. is a PFIC, you must file Internal Revenue Service Form 8621.

Backup Withholding and Information Reporting

U.S. holders. If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

- dividend payments or other taxable distributions made to you within the United States, and
- the payment of proceeds to you from the sale of shares effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you:

- fail to provide an accurate taxpayer identification number,
- are notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
- in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. holders. If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

- dividend payments made to you outside the United States by Japan Tobacco Inc. or another non-United States payor and
- other dividend payments and the payment of the proceeds from the sale of shares effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:
    - the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:
        - an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or
        - other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or
        - you otherwise establish an exemption.

Payment of the proceeds from the sale of shares effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

- the proceeds are transferred to an account maintained by you in the United States,
- the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
- the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

- a United States person,
- a controlled foreign corporation for United States tax purposes,
- a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
- a foreign partnership, if at any time during its tax year:
    - one or more of its partners are "U.S. persons", as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
    - such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

The international offering is being made in accordance with Rule 144A and Regulation S of the U.S. Securities Act. The shares offered hereby have not been and will not be registered under the Securities Act or with any securities regulatory authority of any U.S. state or other jurisdiction and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein.

Rule 144A Shares

Each purchaser of the shares offered hereby in reliance on Rule 144A (the "Rule 144A shares") will be deemed to have represented and agreed as follows:

(1) The purchaser (A) is a qualified institutional buyer, (B) is aware that the sale of the shares to it is being made in reliance on Rule 144A and (C) is acquiring the shares for its own account or for the account of a qualified institutional buyer, as the case may be.

(2) The purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred except (A) (i) to a person whom the purchaser and any person acting on its behalf reasonably believe is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the states of the United States. No representation can be made as to the availability of the exemption provided by Rule 144 for resales of the shares offered hereby.

Regulation S Shares

Each initial purchaser of shares offered hereby other than the Rule 144A shares ("Regulation S shares") will be deemed to have represented and agreed as follows:

(1) The purchaser is a non-U.S. person who is acquiring such Regulation S shares in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act.

(2) The purchaser understands that such Regulation S shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except under an exemption from the registration requirements of the Securities Act.

This global offering consists of an offering of international shares outside Japan and an offering of Japanese shares in Japan. We intend to offer the international shares outside Japan and the United States through the international managers to non-U.S. persons in reliance on Regulation S and through their U.S. selling agents within the United States to QIBs in reliance on Rule 144A. Daiwa Securities SMBC Co. Ltd. and Merrill Lynch Japan Securities Co., Ltd. are acting as joint global coordinators for the global offering.

Subject to the terms and conditions set forth in the international purchase agreement dated June 7, 2004 and concurrently with the sale of the Japanese shares to the Japanese managers, the selling shareholder has agreed to sell to Merrill Lynch International, Daiwa Securities SMBC Europe Limited and the other international managers named therein and shown on the cover of this offering circular, and such international managers, for whom Merrill Lynch International and Daiwa Securities SMBC Europe Limited are acting as international joint lead managers, have jointly and severally agreed to purchase from the selling shareholder 91,000 shares.

We and the selling shareholder have also entered into a Japanese subscription agreement with the Japanese managers for the sale of 198,334 shares in Japan. Daiwa Securities SMBC Co. Ltd. and Merrill Lynch Japan Securities Co., Ltd. are acting as Japanese representatives for the Japanese managers named therein. Subject to the terms and conditions in the Japanese subscription agreement, and concurrently with the sale of international shares to the international managers pursuant to the international purchase agreement, the selling shareholder has agreed to sell the Japanese shares to the Japanese managers, and the Japanese managers have, jointly and severally, agreed to subscribe to the Japanese shares from the selling shareholder. The offer price for, and underwriting commission applicable to, the international shares and the Japanese shares are identical.

The international managers have agreed to purchase all of the shares sold under the international purchase agreement if any of these shares are purchased. The closing for the sale of shares in the international offering is conditioned on the sale of shares in the Japanese offering. If the sale of shares in the Japanese offering does not close, the sale of the shares in the international offering will not close unless the international managers elect to waive the closing condition.

We have agreed to indemnify the international managers against certain liabilities, including liabilities under the Securities Act, in connection with the international offering. We have agreed to indemnify the Japanese managers against certain liabilities, including liabilities under certain Japanese securities laws, in connection with the Japanese offering.

The international managers are offering the international shares, subject to prior sale, when, as and if accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares by their Japanese counsel, and other conditions contained in the international purchase agreement, such as the receipt by the international managers of officer's certificates and legal opinions. The international managers reserve the right to withdraw, cancel or modify offers to investors and to reject orders in whole or in part.

Commissions

The international joint lead managers have advised us and the selling shareholder that the international managers propose initially to offer the international shares at the offer price listed on the cover page of this offering circular. After the initial offering, the offering price may be changed. The international managers will purchase the international shares from the selling shareholder at the offer price, and the selling shareholder has agreed to pay the international managers an underwriting commission of ¥9,483 per international share.

In addition, we have agreed to pay certain costs incurred in connection with the sale of the international shares and to reimburse the international managers for certain of their expenses.

Intersyndicate Agreement

The international managers and Japanese managers have entered into an intersyndicate agreement that provides for the coordination of their activities in connection with the global offering. Under the intersyndicate agreement, the Japanese managers may sell the shares to the international managers for purposes of resale. Under the intersyndicate agreement, subject to certain exceptions, the international managers and their U.S. selling agents will offer to sell or sell shares only outside Japan and the Japanese managers and any dealer to whom they sell shares will offer to sell or sell shares only in Japan.

No Sale of Similar Securities

We have agreed not to, without first obtaining the written consent of the joint global coordinators, directly or indirectly:

(i) issue, offer, pledge, sell or contract to sell any shares;

(ii) sell any option or any contract to purchase any shares;

(iii) purchase any option or contract to sell any shares;

(iv) grant any option, right or warrant for the purchase of any shares;

(v) lend or otherwise dispose of or transfer any shares;

(vi) file a registration statement related to the shares; or

(vii) enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any shares,

whether any such swap or transaction described in (i) through (vii) above is to be settled by delivery of shares or other securities, in cash or otherwise, for a period of 180 days from the date of this offering circular, other than shares to be sold pursuant to this global offering, shares required to be sold pursuant to applicable law and, with respect to us, shares we may issue in connection with any stock split.

This lock-up provision applies to shares and to securities convertible into or exchangeable or exercisable for or repayable with shares. It also applies to shares owned now or acquired later by us or for which we later acquire the power of disposition.

Price Stabilization

In connection with the global offering, the international managers and the Japanese managers may purchase and sell the shares in the open market and engage in other transactions. These transactions may include over-allotment and purchases to cover syndicate short positions created in connection with the global offering. These transactions may also include stabilizing transactions by the Japanese managers and the international managers. Short sales involve the sale by the international managers or the Japanese managers of a greater number of shares than they are required to purchase from the selling shareholder in the global offering. Stabilizing transactions consist of certain bids or purchases by the Japanese managers and the international managers for the purpose of preventing or retarding a decline in the market price of the shares while the offer is in progress.

These activities may stabilize, maintain or otherwise affect the market price of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Japanese managers and the international managers at any time. Stabilizing transactions may be effected on the Tokyo Stock Exchange or otherwise in Japan by Daiwa Securities SMBC Co. Ltd. in accordance with applicable law and only as mutually agreed between the joint global coordinators.

United States Selling Restrictions

The international managers propose to offer the international shares for resale in transactions not requiring registration under the Securities Act or applicable state securities laws, including sales pursuant to Rule 144A made through the U.S. selling agents. The international managers will not offer or sell the international shares except:

- through the U.S. selling agents to persons they reasonably believe to be qualified institutional buyers; or

- pursuant to offers and sales to non-U.S. persons that occur outside the United States within the meaning of Regulation S.

International shares sold pursuant to Regulation S may not be offered or resold in the United States or to U.S. persons, except under an exemption from the registration requirements of the Securities Act or under a registration statement declared effective under the Securities Act. Each purchaser of the international shares

will be deemed to have made acknowledgments, representations and agreements as described under "Transfer Restrictions".

As used herein, "U.S. person" means:

- any natural person resident in the United States;
- any partnership or corporation, organized or incorporated under the laws of the United States; or
- any other person who is a "U.S. person" as such term is defined in Regulation S under the Securities Act.

In addition, until 40 days after commencement of this global offering, any offer or sale of international shares within the United States by a dealer, whether or not participating in this global offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act.

United Kingdom

Each international manager has represented, warranted and agreed that:

- it has not offered or sold and, prior to the expiration of six months from the closing of the international offering, will not offer or sell any shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;
- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Japan Tobacco, and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares, in, from or otherwise involving the United Kingdom.

Netherlands

Each international manager has represented, warranted and agreed that the shares may not, directly or indirectly, be offered in or from the Netherlands, as part of their initial distribution or as part of any reoffering, and neither this offering circular, nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Italy

The offering of the shares has not been registered with the *Commissione Nazionale per la Societa' e la Borsa*, or CONSOB (the Italian securities exchange commission) pursuant to the Italian securities legislation and, accordingly, each international manager has represented and agreed that it has not offered, sold or delivered any shares nor distributed any copies of the offering circular or any other document relating to the shares, and will not offer, sell or deliver any shares nor distribute any copies of the offering circular or any other document relating to the shares in the Republic of Italy in a solicitation to the public at large (*sollecitazione all'investimento*), and that the shares in the Republic of Italy will only be:

- offered or sold to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of July 1, 1998, as amended;
- offered or sold in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree No. 58 of February 24,

1998, or the Financial Services Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 1999, as amended; or

- sold to a person located in Italy who submits an unsolicited request to purchase the shares,

and will in any event be effected in accordance with all relevant Italian securities, tax and exchange control and other applicable laws and regulations.

Moreover and subject to the foregoing, each international manager has represented and agreed that the shares may not be offered, sold or delivered and neither the offering circular nor any other material relating to the shares may be distributed or made available in Italy unless such offer, sale or delivery of shares or distribution or availability of copies of the offering circular or any other material relating to the shares in Italy is made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, Regulation No. 11522, Regulation No. 11971 and any other applicable laws and regulations.

Singapore

Each international manager has represented and agreed that this offering circular has not been registered as a prospectus with the Monetary Authority of Singapore and, accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Hong Kong

Each international manager represented and agreed that (i) it has not offered or sold and will not offer or sell, by means of any document, any shares other than in circumstances which do not constitute an offer to the public *within the meaning of the Companies Ordinance* (Cap. 32) *of* Hong Kong *and (ii) it has not issued* and will not issue any advertisement, invitation or document relating to the shares, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Federal Republic of Germany

The shares have not been and will not be publicly offered in the Federal Republic of Germany and, accordingly, no securities sales prospectus (*Verkaufsprospekt*) for a public offering of the shares in the Federal Republic of Germany in accordance with the Securities Sales Prospectus Act of September 9, 1998, as amended (*Wertpapier-Verkaufsprospektgesetz*), or the Prospectus Act, has been or will be published or circulated in the Federal Republic of Germany.

Each international manager has represented and agreed that it has only offered and sold and will only offer and sell the shares in the Federal Republic of Germany in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the issue, sale and offering of securities and that it understands that any resale of shares in the Federal Republic of Germany may only be made in accordance with the provisions of the Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of securities.

France

In France, neither this offering circular nor any other offering material relating to the shares has been submitted to the clearance procedures of the Financial Market Authority. Each international manager has represented, warranted and agreed that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in France and neither this offering circular nor any other offering material relating to the shares has been distributed to the public in France, and such offers, sales and distributions will be made in France only to qualified investors *(investisseurs qualifiés)*

as defined in and in accordance with articles L.411-1 and L.411-2 of the *French Code monétaire et financier* and French Decree No. 98-880 dated October 1, 1998 relating to offers to qualified investors.

Japan

The international shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each international manager has represented and agreed that the international shares being purchased by it will be purchased by it as principal and that, in connection with the international offering, it will not, directly or indirectly, offer or sell any international shares in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan.

No Public Offering

Each international manager has represented and agreed that no action has been or will be taken in any jurisdiction that would permit a public offering of the international shares or the possession, circulation or distribution of this offering circular or any other material relating to us, the selling shareholder or the international shares in any jurisdiction where action for that purpose is required. Each international manager has represented and agreed that it understands that the shares may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the international shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Each international manager has agreed that it will not offer, sell or deliver any international shares in any jurisdiction except under circumstances that will result in compliance with all applicable laws thereof.

Stamp Taxes and Other Changes

Purchasers of the shares offered by this offering circular may be required to pay stamp taxes and other changes in accordance with the laws and practices of the country of purchase and in addition to the offering price on the cover page of this offering circular.

Other Relationships

Some of the international managers and Japanese managers and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

VALIDITY OF SECURITIES

The validity of the shares will be passed upon for us by Mori Hamada & Matsumoto. Certain other legal matters will be passed upon for us by Sullivan & Cromwell LLP and for the international managers by Tomotsune & Kimura and Simpson Thacher & Bartlett LLP.

INDEPENDENT AUDITORS

Our consolidated financial statements as of March 31, 2003 and 2004 and for each of the three years in the period ended March 31, 2004 included in this offering circular have been audited by Deloitte Touche Tohmatsu (the Japanese member firm of Deloitte Touche Tohmatsu), independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to changes in accounting for translation of revenue and expense accounts of foreign consolidated subsidiaries, goodwill and other intangible assets, and certain defined benefit pension obligations).

SUMMARY OF CERTAIN DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The audited financial information included herein is prepared and presented in accordance with Japanese GAAP. This summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of Japanese GAAP and U.S. GAAP. Furthermore, we cannot estimate the net effect that applying U.S. GAAP would have on any component of consolidated net income or consolidated shareholders' equity, which have been included in this offering circular. However, the effect of such differences may be, individually or in the aggregate, material. Neither we nor our independent auditors have carried out a reconciliation of the financial information in accordance with U.S. GAAP. It should be noted that the following summary has not been audited and may not include all differences between Japanese GAAP and U.S. GAAP which may be relevant to our financial information. The U.S. GAAP referred to herein do not include any additional accounting adjustments or disclosure that the U.S. Securities and Exchange Commission may require. Future differences between Japanese GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and we have not attempted to identify them. In making an investment decision, investors must rely upon their own examination of us, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP, and how those differences might affect the financial information herein.

Consolidation Policy

Under Japanese GAAP, all companies of which a majority of the voting shares are directly or indirectly owned by a parent company and companies in which a parent company, directly or indirectly, owns 40% or more shares and is able to exercise control over their operations must be consolidated. However, if the amounts of total assets, net sales, net income and retained earnings of subsidiaries are not significant to the consolidated financial statements, they are not required to be consolidated. In addition, the equity method is applied to unconsolidated subsidiaries, companies in which a parent company owns 20% or more shares and companies both in which a parent company owns 15% or more shares and over which the parent company has the ability to exercise significant influence. However, if the amounts of net income and retained earnings of the companies which should be accounted for by the equity method are not significant to the consolidated financial statements, the equity method need not be applied and such investments are carried at cost on the balance sheet.

Under U.S. GAAP, all majority owned subsidiaries, with limited exceptions, are required to be consolidated. In limited circumstances, consolidation may be required where the parent company owns 50% or less of the company's voting shares where substantive control exists. An investment in which the investor has the ability to exercise significant influence over the operations and financial policies of the investee should be accounted for by the equity method.

Cash Flow Statements

Under Japanese GAAP, cash flow statements are formatted to reconcile "income before income taxes" to changes in cash balances during the year. As a result, "income tax paid" is disclosed in the category of cash flows from operating activities. In addition, "interest and dividends received" and "interest paid" are presented in the category of cash flows from operating activities.

Under U.S. GAAP, companies which choose the indirect method must show net cash flow from operating activities indirectly by adjusting net income to reconcile to net cash flows from operating activities. Furthermore, U.S. GAAP requires disclosure of cash paid for income taxes and interest as supplemental information.

Employees' Retirement Benefits

Prior to April 1, 2000, contributions to a pension fund were charged to income when such payments were made. With respect to an unfunded retirement benefit plan, employee retirement liabilities were generally recorded in amounts at 40% to 100% of the amount which would be payable had all eligible employees voluntarily retired as of the balance sheet dates.

Effective April 1, 2000, a new method of accounting for employees' retirement benefits was adopted. The new method employs an approach similar to U.S. GAAP.

Under U.S. GAAP, however, the discount rate is based on the rate as of a measurement date at which the pension obligation could be effectively settled. For Japanese GAAP, the discount rate can be adjusted to take account of fluctuations within the past five years.

U.S. GAAP also requires that amortization of unrecognized net gain or loss is recognized if that unrecognized net gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets known as the "corridor" approach. An unrecognized net obligation or net asset which existed at the date of initial application of the standard is amortized under Japanese GAAP on a straight-line basis over a period not to exceed the average remaining service period of employees, whereas under U.S. GAAP it is amortized over a period of the average remaining service period of employees or 15 years, whichever is longer.

In addition, under U.S. GAAP, an additional minimum pension liability which is an unfunded accumulated benefit obligation in excess of plan assets is required to be recorded as a component of accumulated other comprehensive income. Such liability is not required to be recognized under Japanese GAAP.

Valuation of Securities and Investments

Under Japanese GAAP, a new accounting standard for financial instruments has been effective since the first fiscal year beginning on or after April 1, 2000. Under the new standard, investments in equity securities that have readily determinable fair values, are classified as either trading or available-for-sale securities. Debt securities classified as held to maturity securities are carried at amortized cost. Unrealized gains and losses on debt and equity securities classified as trading securities are included in current income, and debt and equity securities, including non-marketable securities classified as available-for-sale securities, are reported as a separate component of shareholders' equity, net of tax. A significant impairment, judged not to be recoverable, in the value of securities other than those classified as trading are reflected in current year income. Under the new Japanese standard, a significant impairment generally is considered to exist when an investment has declined in the value by 50% or more. Finally, under Japanese GAAP, the accounting standard for certain investments in debt and equity securities is substantially the same as under U.S. GAAP.

Prior to the new standard, both marketable and investment securities, if quoted on any stock exchange, were stated at cost or the lower of cost or market value. Marketable and investment securities that had no market quotation were carried at cost, which was appropriately reduced if significant impairments of value were deemed to be permanent.

Also, under Japanese GAAP an allowance for loss on investments may be recorded to provide for potential losses on investments in unconsolidated subsidiaries and other companies accounted for by the cost method, even though an impairment loss is not required.

Translation of Foreign Currency Financial Statements

Under Japanese GAAP, the foreign currency balance sheets are translated into Japanese yen at the current exchange rates at the balance sheet dates except for shareholders' equity, which is translated at historical rates. Differences arising from such translation have been shown as "translation adjustments" in a separate component of shareholders' equity starting with the fiscal year ended March 31, 2000. Foreign currency income statements are generally translated into Japanese yen at appropriately average exchange rates for the period. However, exchange rates at the dates of the balance sheets can be used instead of average exchange rates. Effective April 1, 2002, we changed the exchange rate for translating the foreign currency income statements of our foreign consolidated subsidiaries from the exchange rates at the balance sheets dates to the average exchange rates over the relevant period. See "Selected Financial Information – Accounting changes".

Under U.S. GAAP, the exchange rate at the balance sheet date is used for assets and liabilities and an appropriate average exchange rate for the period is used for revenues, expenses, gains and losses. Shareholders' equity is translated at historical rates.

Consistency of Accounting Standards

Japanese GAAP requires the adoption of consistent accounting standards in consolidation for transactions that take place under similar circumstances and share similar characteristics. However, a foreign subsidiary and an associated company may apply the accounting standards dictated by its local GAAP to its accounts. Under Japanese GAAP, no reconciliation from local country GAAP to Japanese GAAP is required

for the foreign consolidated subsidiaries and the foreign associated company accounted for by the equity method.

Under U.S. GAAP, consistent accounting standards must be applied to all consolidated companies and all investments accounted for by the equity method.

Derivatives

Under Japanese GAAP, if derivatives meet certain criteria to qualify as a hedge, unrealized gains or losses of hedging instruments may generally be deferred as an asset or liability until the gains or losses on the hedged instruments are recognized. For interest rate swap agreements which qualify for hedge accounting and meet specific matching criteria, these instruments are not required to be measured at fair value and the differential to be paid or received under the swap agreements may be accrued and included in interest expenses or income. Hedge accounting is terminated when the hedged item is extinguished, resulting in recognition of the deferred unrealized gains and losses on the hedging instruments in the current period. When it becomes obvious that forecasted transactions that qualified as hedged items will not be consummated, then similar accounting is required.

Under U.S. GAAP, the gains or losses on derivatives designated as hedging the exposure to changes in the fair value of a recognized asset or liability or firm commitment are recognized in earnings in the period of change together with the offsetting losses or gains on the hedged items attributable to the risk being hedged. For derivatives designated as hedging the exposure to variable cash flows of forecasted transactions, the effective portion of the derivatives' gains or losses is initially reported as a component of other comprehensive income. The gains or losses on derivatives designated as hedging the foreign currency exposure of a net investment in a foreign operation are reported in other comprehensive income. The gains or losses on derivatives not designated as hedging instruments are reported in earnings in the period of change.

Valuation of Inventory

Under Japanese GAAP, inventory is stated at either cost or the lower of cost or market value.

U.S. GAAP generally requires all inventories to be valued at the lower of cost or market value.

Leased Assets by a Lessee

Under Japanese GAAP, leases that transfer substantially all the risks and rewards of ownership are accounted for as capital leases. However, leases that do not transfer ownership of the asset to the lessee at the end of the lease term can be accounted for as an operating lease with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Under U.S. GAAP, a lease is accounted for as a capital lease when one or more of the following criteria are met: i) the lessor transfers ownership of the property to the lessee by the end of the lease term, ii) the lease contains a bargain purchase option, iii) the lease term is equal to 75 percent or more of the estimated economic life of the leased property, and iv) the present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90 percent of the fair value of the leased property.

Impairment of Long-lived Assets

Under Japanese GAAP, there were no specific standards for impairment of long-lived assets until new standards and interpretative guidance were issued in August 2002 and in October 2003, respectively, and an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent. New Japanese GAAP requires an accounting for impairment of long-lived assets similar generally to U.S. GAAP, which is effective from the fiscal year beginning April 1, 2005.

Under U.S. GAAP, a company is required to review long-lived assets for possible impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss recognized, if any, is measured by the excess of the carrying value of the asset over its fair value.

Capitalized Interest Costs

Under Japanese GAAP, interest costs are not capitalized. However, if certain criteria are met, interest costs on certain indebtedness for construction of property, plant and equipment may be capitalized.

Under U.S. GAAP, interest costs on certain indebtedness incurred during the asset construction period are required to be capitalized.

Accounting for Compensated Absences

Under Japanese GAAP, there are no specific accounting standards for compensated absences, and recognition of such liabilities is not generally accepted accounting principle in Japan.

Under U.S. GAAP, an employer is required to accrue a liability for employees' compensation for future absences if certain conditions are met.

Stock Issue Costs

Japanese GAAP requires stock issue costs to be charged to income when paid or deferred and amortized by the straight-line method within a three-year period.

U.S. GAAP requires stock issue costs to be charged to additional paid-in capital.

Bond Issue Costs

Under Japanese GAAP, bond issue costs are to be charged to income when paid or deferred and amortized by the straight-line method within a three-year period.

Under U.S. GAAP, bond issue costs should be deferred and amortized using the interest method over the life of the bonds.

Statement of Comprehensive Income

Under Japanese GAAP, there are no specific standards for presenting changes in comprehensive income and its components in a full set of general-purpose financial statements.

U.S. GAAP requires the inclusion of changes in accumulated other comprehensive income in a full set of general-purpose financial statements. All components of comprehensive income are required to be reported in the period during which they are recognized. Specifically, the total amount of comprehensive income is required to be displayed where the other comprehensive income is reported. The total amount of comprehensive income consists of net income for the period and other comprehensive income. Items in other comprehensive income include foreign currency translation adjustments from investments, minimum pension liability adjustments, and unrealized gains and losses from available-for-sale securities. Accumulated other comprehensive income is required to be reported in the stockholders' equity section of the balance sheet. Each classification of accumulated other comprehensive income as defined previously should be displayed. Disclosure of comprehensive income per share is not required.

Revenue Recognition

Under Japanese GAAP, revenue is recognized upon the transfer of risk and rewards of ownership, which generally occurs when goods are shipped.

Under U.S. GAAP, revenue recognition is usually more prescriptive and is generally recognized when all of the following criteria are met: i) persuasive evidence of an arrangement exists, ii) delivery has occurred or services have been rendered, iii) the seller's price to buy is fixed and determinable, and iv) collectibility is reasonably assured. These conditions are not generally met until the customer has received and accepted the goods.

Properties and Depreciation

Under Japanese GAAP, properties are depreciated utilizing one of the methods permitted under corporate income tax law, generally the straight-line method or the declining-balance method, due to the fact that Japanese tax regulations require that tax deductible depreciation cannot exceed what is recorded for book purposes. For depreciation of buildings acquired after April 1, 1998, Japanese income tax law requires use of the straight-line method. The declining-balance method is permitted for buildings acquired prior to April 1, 1998.

The acquisition cost of land, buildings and certain other properties may be reduced by gains deferred from certain qualified transactions under Japanese income tax law and regulations. In lieu of reduction of acquisition cost of newly acquired properties, a tax-deductible provision for a special reserve through

appropriation of retained earnings is also permitted. Such "qualified" transactions include sales and dispositions of land, buildings and certain other properties associated with a concurrent or subsequent acquisition of an equivalent asset for the purposes of replacement, condemnation, exchange and other qualified events. These Japanese income tax rules are generally permitted under Japanese GAAP.

Under U.S. GAAP, a variety of depreciation methods are utilized for buildings and other properties, over a period equal to the assets' estimated useful lives. The depreciation amounts used for financial accounting and tax purposes can differ.

Bonuses to Directors and Corporate Auditors

Under Japanese GAAP, bonuses to be paid to directors (as defined under the Commercial Code of Japan) and subject to approval by shareholders as an item of appropriation of retained earnings are accounted for as a reduction from retained earnings, similar to distribution of dividends. In March 2004, new guidance on the accounting for bonuses to directors was issued, and became effective from the fiscal year ended March 31, 2004. The new guidance requires that bonuses to directors designated as directors' annual remuneration under the Commercial Code of Japan be accounted for as expenses.

Under U.S. GAAP, estimated amounts of bonus payments to directors and/or officers of a corporation are reported on an accrual basis, and included in selling, general and administrative expenses.

Stock-based Compensation

Under Japanese GAAP, there are no specific accounting standards for recognizing stock-based compensation.

Under U.S. GAAP, accounting for employee stock-based compensation expense is based on either the fair value method of accounting or the intrinsic value method of accounting. If the latter is chosen, the company must disclose the effects of the fair value method.

Segment Information

Under Japanese GAAP, certain information on business segments, geographical segments, and overseas sales are required to be disclosed. The business segments should be determined primarily based on product lines or service lines. Required disclosures include: segment operating revenues and operating income, segment assets, capital expenditures and segment depreciation and amortization.

U.S. GAAP requires a public enterprise to report certain financial and descriptive information about operating segments on a basis that is used internally by management for evaluating segment performance and allocating resources to segments.

Business Combinations

Under Japanese GAAP, there are no specific accounting standards for business combinations. As a matter of practice, stock or asset purchase acquisitions are accounted for by the purchase method and acquired net assets, including goodwill, are recorded at their respective fair values. Goodwill acquired through stock purchases is required to be amortized over a period of up to 20 years. Goodwill acquired through asset purchases is required to be amortized over a period of up to 5 years. Statutory mergers are accounted for by either the purchase method or pooling-of-interests method.

In October 2003, a new standard for business combinations was issued, which is effective from the fiscal year beginning on April 1, 2006. The new standard requires business combinations to be accounted for by the purchase method except for certain qualified business combinations which are to be accounted for by the pooling-of-interests method.

U.S. GAAP requires business combinations to be accounted for using the purchase method of accounting. Goodwill is measured as the cost of an acquired entity over the fair values of assets acquired and liabilities assumed. Intangible assets, including goodwill, are required to be identified, recorded at fair value and amortized and/or tested for impairment based on specified criteria.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2002, the Company changed its method of accounting for the translation of the revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen.

As discussed in Note 3 to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of certain foreign consolidated subsidiary have been accounted for in accordance with new accounting standards.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2003, the Company changed its method of accounting for certain obligations for annuity payments of the government sponsored defined benefit pension plans.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
April 28, 2004

CONSOLIDATED
March 31,

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2003	2004	2004
ASSETS			
Current Assets:			
Cash and cash equivalents	¥ 602,645	¥ 601,661	$ 5,693
Short-term investments (Note 4)	20,903	196,831	1,862
Trade notes and accounts receivable	133,324	128,539	1,216
Inventories (Note 5)	492,177	456,501	4,319
Other current assets (Note 7)	99,324	97,102	919
Allowance for doubtful accounts	(2,008)	(2,785)	(26)
Total current assets	1,346,365	1,477,849	13,983
Property, Plant and Equipment (Note 6):			
Land	177,674	179,368	1,697
Buildings and structures	710,479	699,744	6,621
Machinery, equipment and vehicles	569,080	508,306	4,809
Tools	242,194	235,453	2,228
Construction in progress	41,231	37,465	354
Total	1,740,658	1,660,336	15,709
Accumulated depreciation	(1,007,344)	(952,115)	(9,008)
Net property, plant and equipment	733,314	708,221	6,701
Investments and Other Assets:			
Investment securities (Note 4)	63,829	68,531	648
Investments in and advances to unconsolidated subsidiaries and associated companies	10,516	6,005	57
Trademarks	288,514	245,599	2,324
Goodwill	381,602	331,581	3,137
Deferred tax assets (Note 7)	64,524	121,548	1,150
Other assets	76,689	76,200	721
Allowance for doubtful accounts	(5,895)	(4,924)	(47)
Allowance for loss on investments	(1,793)	(1,526)	(14)
Total investments and other assets	877,986	843,014	7,976
Total	¥ 2,957,665	¥ 3,029,084	$ 28,660

See notes to consolidated

CONSOLIDATED SUBSIDIARIES

BALANCE SHEETS
2003 and 2004

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2003	2004	2004
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities:			
Short-term bank loans (Note 6)	¥ 20,523	¥ 27,593	$ 261
Current portion of long-term debt (Note 6)	55,910	145,116	1,373
Tobacco excise taxes payable (Note 8)	180,040	198,721	1,880
Trade notes and accounts payable	108,043	111,678	1,057
Other accounts payable	67,918	93,914	889
Income taxes payable (Note 7)	38,584	41,434	392
Accrued employees' bonuses	27,905	36,068	341
Consumption taxes payable	29,387	37,393	354
Other current liabilities (Note 7)	66,432	64,795	613
Total current liabilities	594,742	756,712	7,160
Non-Current Liabilities:			
Long-term debt (Note 6)	348,066	208,494	1,972
Liabilities for retirement benefits (Note 9)	230,345	384,119	3,634
Deferred tax liabilities (Note 7)	48,910	44,260	419
Other non-current liabilities	61,876	73,737	698
Total non-current liabilities	689,197	710,610	6,723
Minority Interest	51,072	53,825	509
Commitments and Contingent Liabilities (Note 13)			
Shareholders' Equity (Notes 10 and 17):			
Common stock – authorized, 8,000,000 shares; issued, 2,000,000 shares	100,000	100,000	946
Capital surplus	736,400	736,400	6,968
Retained earnings	789,912	763,770	7,227
Unrealized gain on available-for-sale securities	2,632	14,186	134
Foreign currency translation adjustments	(6,290)	(71,840)	(680)
Total	1,622,654	1,542,516	14,595
Treasury stock, at cost – 45,800 shares in 2004	—	(34,579)	(327)
Total shareholders' equity	1,622,654	1,507,937	14,268
Total	¥ 2,957,665	¥ 3,029,084	$ 28,660

financial statements.

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JAPAN TOBACCO INC. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended March 31, 2002, 2003 and 2004

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2002	2003	2004	2004
Net Sales	¥ 4,544,175	¥ 4,492,264	¥ 4,625,151	$ 43,761
Cost of Sales (Note 8)	3,598,796	3,569,394	3,684,013	34,856
Gross profit	945,379	922,870	941,138	8,905
Selling, General and Administrative Expenses (Note 11)	781,574	733,907	707,104	6,691
Operating income	163,805	188,963	234,034	2,214
Other Income (Expenses):				
Interest and dividend income	4,697	3,742	3,243	31
Gain on disposition of property, plant and equipment – net	17,762	2,967	1,464	14
Interest expense (Note 6)	(10,268)	(8,553)	(8,143)	(77)
Charge for recognition of obligations under the Public Official Mutual Assistance Association Law (Note 3(o))	—	—	(185,095)	(1,751)
Other – net (Note 14)	(77,753)	(44,621)	(53,111)	(503)
Other expenses – net	(65,562)	(46,465)	(241,642)	(2,286)
Income (Loss) Before Income Taxes and Minority Interest	98,243	142,498	(7,608)	(72)
Income Taxes (Note 7):				
Current	54,945	60,006	67,488	639
Deferred	1,785	1,808	(72,301)	(684)
Total income taxes	56,730	61,814	(4,813)	(45)
Income (Loss) Before Minority Interest	41,513	80,684	(2,795)	(27)
Minority Interest	4,663	5,382	4,808	45
Net Income (Loss)	¥ 36,850	¥ 75,302	¥ (7,603)	$ (72)
	Yen			U.S. Dollars
Amounts Per Share:				
Net income (loss)	¥ 18,425	¥ 37,528	¥ (3,910)	$ (37)
Cash dividends applicable to the year (Note 17)	8,000	10,000	10,000	95

See notes to consolidated financial statements.

CONSOLIDATED STATEMEN
Years Ended March

	Thousands	Millions of Yen					
	Number of Shares of Common Stock	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance, April 1, 2001	2,000	¥ 100,000	¥ 736,400	¥ 714,394	¥ 2,962	¥ (39,910)	—
Net income				36,850			
Adjustments to retained earnings for change in scope of consolidation				579			
Minimum pension liability adjustment of foreign consolidated subsidiaries				(2,622)			
Appropriations:							
Cash dividends paid (¥8,500 per share)				(17,000)			
Bonuses to directors and corporate auditors				(366)			
Net decrease in unrealized gain on available-for-sale securities					(1,557)		
Net increase in foreign currency translation adjustments						83,375	
Balance, March 31, 2002	2,000	100,000	736,400	731,835	1,405	43,465	—
Net income				75,302			
Adjustments to retained earnings for change in scope of consolidation				219			
Minimum pension liability adjustment of foreign consolidated subsidiaries				(1,172)			
Appropriations:							
Cash dividends paid (¥8,000 per share)				(16,000)			
Bonuses to directors and corporate auditors				(272)			
Net increase in unrealized gain on available-for-sale securities					1,227		
Net decrease in foreign currency translation adjustments						(49,755)	
Balance, March 31, 2003	2,000	100,000	736,400	789,912	2,632	(6,290)	—
Net loss				(7,603)			
Adjustments to retained earnings for change in scope of consolidation				3,714			
Minimum pension liability adjustment of foreign consolidated subsidiaries				(6)			
Appropriations:							
Cash dividends paid (¥11,000 per share)				(22,000)			
Bonuses to directors and corporate auditors				(247)			
Repurchase of common stock (45,800 shares)							(34,579)
Net increase in unrealized gain on available-for-sale securities					11,554		
Net increase in foreign currency translation adjustments						(65,550)	
Balance, March 31, 2004	2,000	¥ 100,000	¥ 736,400	¥ 763,770	¥ 14,186	¥ (71,840)	¥ (34,579)

See notes to consolidated

TS OF SHAREHOLDERS' EQUITY
31, 2002, 2003 and 2004

	Millions of U.S. Dollars (Note 2)					
	Common Stock	Capital Surplus	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Foreign Currency Translation Adjustments	Treasury Stock
Balance, March 31, 2003	$ 946	$ 6,968	$ 7,474	$ 25	$ (60)	$ —
Net loss			(72)			
Adjustments to retained earnings for change in scope of consolidation			35			
Minimum pension liability adjustment of foreign consolidated subsidiaries			(0)			
Appropriations:						
Cash dividends paid ($104 per share)			(208)			
Bonuses to directors and corporate auditors			(2)			
Repurchase of common stock (45,800 shares)						(327)
Net increase in unrealized gain on available-for-sale securities				109		
Net increase in foreign currency translation adjustments					(620)	
Balance, March 31, 2004	*$ 946*	*$ 6,968*	*$ 7,227*	*$ 134*	*$ (680)*	*$ (327)*

financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2002, 2003 and 2004

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2002	2003	2004	2004
Operating Activities:				
Income (loss) before income taxes and minority interest	¥ 98,243	¥ 142,498	¥ (7,608)	$ (72)
Adjustments for:				
Income taxes paid	(61,876)	(43,517)	(63,145)	(597)
Depreciation and amortization other than goodwill	148,096	136,534	133,228	1,261
Accelerated depreciation of property, plant and equipment	—	—	14,188	134
Amortization of goodwill	22,218	11,799	6,173	58
Gain on disposition of property, plant and equipment	(17,762)	(2,967)	(1,464)	(14)
Write-down of investment securities	12,887	11,108	460	4
Change in assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	(15,641)	(3,809)	7,101	67
Decrease in inventories	12,741	25,573	23,798	225
Increase (decrease) in tobacco excise taxes payable	(152,311)	3,751	18,747	177
Increase (decrease) in trade notes and accounts payable	(9,078)	3,197	(1,877)	(18)
Increase (decrease) in other accounts payable	18,737	(31,802)	27,224	258
Increase (decrease) in other current liabilities	10,198	(1,024)	(3,430)	(32)
Increase (decrease) in liabilities for retirement benefits	(9,815)	1,390	147,153	1,392
Increase (decrease) in other non-current liabilities	8,861	(602)	13,488	128
Other – net	24,229	5,928	20,465	194
Total adjustments	(8,516)	115,559	342,109	3,237
Net cash provided by operating activities	89,727	258,057	334,501	3,165
Investing Activities:				
Purchases of short-term investments	(10,446)	(19,347)	(262,554)	(2,484)
Proceeds from sales and redemption of short-term investments	19,295	15,090	86,961	823
Purchases of investment securities	(6,863)	(1,623)	(226)	(2)
Proceeds from sales and redemption of investment securities	9,158	21,722	14,860	141
Purchases of property, plant and equipment	(91,551)	(104,311)	(84,214)	(797)
Proceeds from sales of property, plant and equipment	35,148	23,479	25,288	239
Purchases of trademarks and other assets	(6,162)	(4,881)	(4,982)	(47)
Acquisition of shares of subsidiaries	—	(3,594)	(135)	(1)
Other – net	10,949	(1,412)	(3,618)	(35)
Net cash used in investing activities	(40,472)	(74,877)	(228,620)	(2,163)
Financing Activities:				
Net increase (decrease) in short-term bank loans	(11,768)	(14,674)	6,190	59
Proceeds from issuance of long-term debt	3,293	4,980	1,349	13
Repayments of long-term debt	(94,712)	(83,493)	(60,166)	(570)
Dividends paid	(17,000)	(16,000)	(22,000)	(208)
Dividends paid to minority shareholders	(2,599)	(1,961)	(1,788)	(17)
Repurchase of common stock	—	—	(34,579)	(327)
Other – net	(2,052)	(820)	1,659	16
Net cash used in financing activities	(124,838)	(111,968)	(109,335)	(1,034)
Cash and Cash Equivalents of Newly Consolidated Subsidiaries, Beginning of Year	2,389	239	6,860	65
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	4,136	(3,310)	(4,390)	(42)
Net Increase (Decrease) in Cash and Cash Equivalents	(69,058)	68,141	(984)	(9)
Cash and Cash Equivalents, Beginning of Year	603,562	534,504	602,645	5,702
Cash and Cash Equivalents, End of Year	¥ 534,504	¥ 602,645	¥ 601,661	$ 5,693

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation *(kabushiki kaisha)* incorporated under the Commercial Code of Japan (the "Code") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world.

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country, as provided by the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and that (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases and depots by its logistic subsidiaries and outside distributors and then distributed to the retail stores through its five distribution service subsidiaries, including Tokyo Tobacco Service Co., Ltd., except in Okinawa Prefecture. These distribution subsidiaries also purchase and sell tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this acquisition, JT paid $5.0 billion to purchase the net assets of the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill, and JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicate loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel, Winston* and *Salem,* which currently comprise JT's global flagship brands along with *Mild Seven,* which JT developed. JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), a wholly-owned subsidiary of JT, manufacture and sell tobacco products all over the world.

In addition to the tobacco business, JT and its consolidated subsidiaries (the "Company") have diversified into and are developing other business segments in the areas of pharmaceuticals and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the Company focuses on the research and development of prescription drugs in-house or jointly with other domestic and overseas corporations. In the domestic market, Torii Pharmaceuticals Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December 1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, the Company principally receives royalties from licensing arrangements of an anti-HIV drug.

In the foods business, the Company principally manufactures and sells beverages and processed foods in the domestic market. JT's presence in this market was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, since renamed Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the foods business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT shall obtain authorization from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares *(shinkabu-yoyakuken)* and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. According to JT's register of shareholders, 64.52% of JT's issued shares were held by the Minister of Finance at March 31, 2004. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of JT's shares which were originally issued upon the establishment of JT in 1985. The JT Law also permits JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the outstanding shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see 3(m) Foreign Consolidated Subsidiaries) and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.69 to $1, the rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

(a) Consolidation

The consolidated financial statements as of March 31, 2004 include the accounts of JT and its 188 significant (155 as of March 31, 2002 and 156 as of March 31, 2003) subsidiaries. The Company expanded the scope of its consolidation to include substantially all subsidiaries effective from the year ended March 31, 2004. Consolidation of the remaining subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in nine companies (three as of March 31, 2002 and four as of March 31, 2003) in which the Company owns 20% to 50% are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, in which the Company owns 20% to 50%, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see (c) Securities).

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from intercompany transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries and associated companies accounted for by the equity method over its equity in or the fair value of the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill except for goodwill arising from the acquired foreign subsidiaries of RJR Nabisco (see (m) Foreign Consolidated Subsidiaries) is amortized on a straight-line basis over five years. Such amortization expense is included in selling, general and administrative expenses; however, insignificant goodwill is charged to income when incurred.

(b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

(c) Securities

All the Company's marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of marketable securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For significant impairment in value which is judged not to be recoverable, marketable and non-marketable available-for-sale securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in unconsolidated subsidiaries and other companies accounted for by the cost method and is determined based on the respective financial condition of the investees.

(d) Inventories

Inventories are stated principally at average cost. In addition, leaf tobacco held by JT is subject to devaluation (see Note 5).

In accordance with generally recognized practices, leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, ordinarily will not be put into production within one year.

(e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Under certain conditions, such as exchanges of similar fixed assets, sales and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in shareholders' equity. The provision and the reversal of the special reserve are made through appropriation of retained earnings. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2002, 2003 and 2004 were reduced by ¥17,310 million, ¥27,038 million and ¥8,719 million ($82 million), respectively. Government subsidies that reduced the recorded cost of acquired assets totaled ¥378 million for the year ended March 31, 2003.

Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

(f) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method over 10 years.

(g) Income Taxes

The provision for income taxes is computed based on the pretax income or loss included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carryforwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carryforwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(h) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees (including executive officers who are not directors). Its consolidated subsidiaries principally

have unfunded severance indemnity plans and/or non-contributory defined pension plans. The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation, JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Effective April 1, 2003, such obligations have been recognized as a liability at their present value using the actuarially determined computation method. Prior to April 1, 2003, they had been charged to expenses based on the annual cash payments in respect of claims for reimbursement invoiced to JT by the Social Insurance Agency (see (o) Accounting Change, (1) Change in accounting policies).

(i) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deemed to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

(j) Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the year upon shareholders' approval.

(k) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date and the resulting unrealized exchange gains or losses are recognized in current earnings. The exchange gains or losses from translation are recognized in the consolidated statements of operations to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see (l) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year. The resulting translation adjustments are reported as a separate component of shareholders' equity. Prior to April 1, 2002, revenue and expense accounts of foreign consolidated subsidiaries had been translated into Japanese yen at each subsidiary's year-end exchange rate (see (o) Accounting Change, (1) Change in accounting policies).

(l) Derivatives

All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations. For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged item is recognized in earnings.

JT's trade payables denominated in foreign currencies hedged by foreign exchange forward contracts and the 6.75% U.S. dollar bonds due July 2004 hedged by a foreign currency swap agreement qualify for hedge accounting and are translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

(m) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill arising from the acquired foreign subsidiaries of RJR Nabisco and recorded at JT International is not subject to amortization but is rather required to be tested for impairment at least annually. Prior to January 1, 2002, goodwill had been amortized using the straight-line method over 40 years (see (o) Accounting Change, (2) The adoption of new accounting standards).

Trademarks are principally amortized using straight-line method over 40 years.

(4) Retirement benefit pension plans

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The additional minimum liability is charged directly to retained earnings, if such amount exceeds unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

(n) Per Share Information

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding in each period, which was 2,000,000 shares for the years ended March 31, 2002 and 2003 and 1,977,100 shares for the year ended March 31, 2004. Diluted net income per share is not disclosed because there were no dilutive potential common shares that were outstanding during each of the three years in the period ended March 31, 2004.

Effective from the year ended March 31, 2003, net income (loss) per share is computed in accordance with Accounting Standard No. 2, "Accounting Standard for Earnings per Share," issued by the Accounting Standards Board of Japan in September 2002. The adoption of this standard had no material effect on the net income (loss) per share of the Company.

Cash dividends per share presented in the consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

(o) Accounting Change

(1) Change in accounting policies

Translation of Revenue and Expense Accounts of Foreign Consolidated Subsidiaries – Effective April 1, 2002, the Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. Prior to April 1, 2002, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, income before income taxes and minority interest for the year ended March 31, 2003, increased ¥968 million, as compared to the previous method. The effects of this accounting change on segment information are disclosed in Note 15, "Segment Information".

Accounting for the Obligations under the Public Official Mutual Assistance Association Law – Effective April 1, 2003, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Its annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. The change in accounting policy recognized this liability as part of the liabilities for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid. In connection with this accounting change, the Company fully recognized a liability as of April 1, 2003 and a related charge of ¥185,095 million ($1,751 million) for the year ended March 31, 2004. As a result of this change, operating income for the year ended March 31, 2004 increased ¥15,581 million ($147 million) and income before income taxes and minority interest for the year ended March 31, 2004 decreased by ¥172,291 million ($1,630 million) as compared to under the previous method, which resulted in a loss before income taxes and minority interest for the year then ended. The effects of this accounting change on segment information are disclosed on Note 15, "Segment Information".

(2) The adoption of new accounting standards

Accounting for Goodwill Recognized by Foreign Consolidated Subsidiaries – Prior to January 1, 2002, goodwill acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco had been amortized using the straight-line method over 40 years. In June 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which was effective from JT International's fiscal year beginning on January 1, 2002. Under SFAS No. 142, goodwill is no longer subject to amortization but is required to be tested for impairment at least annually. Based on the transitional impairment tests performed upon the adoption of SFAS No. 142, no impairment losses were recognized. As a result of adopting this new accounting standard, income before income taxes and minority interest for the year ended March 31, 2003, increased by ¥10,454 million, as compared to the previous method.

4. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Short-term investments:			
Time deposits	¥ 1,048	¥ 23,201	$ 220
Government and corporate bonds	18,981	49,299	466
Certificates of deposit	—	121,000	1,145
Trust fund investments and other	874	3,331	31
Total	¥ 20,903	¥ 196,831	$ 1,862
Investment securities:			
Equity securities	¥ 45,781	¥ 64,150	$ 607
Government and corporate bonds	12,347	3,919	37
Trust fund investments and other	5,701	462	4
Total	¥ 63,829	¥ 68,531	$ 648

Information regarding marketable available-for-sale securities at March 31, 2003 and 2004 was as follows:

	Millions of Yen			
	2003			
	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	¥ 36,141	¥ 7,333	¥ 1,805	¥ 41,669
Government and corporate bonds	18,714	373	3	19,084
Trust fund investments and other	6,714	12	1,160	5,566
Total	¥ 61,569	¥ 7,718	¥ 2,968	¥ 66,319

	Millions of Yen			
	2004			
	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	¥ 35,521	¥ 24,682	¥ 437	¥ 59,766
Government and corporate bonds	16,020	255	1	16,274
Trust fund investments and other	708	6	23	691
Total	¥ 52,249	¥ 24,943	¥ 461	¥ 76,731

	Millions of U.S. Dollars			
	2004			
	Cost	Unrealized Gain	Unrealized Loss	Fair Value
Equity securities	$ 336	$ 234	$ 4	$ 566
Government and corporate bonds	152	2	0	154
Trust fund investments and other	6	0	0	6
Total	$ 494	$ 236	$ 4	$ 726

The carrying amounts of non-marketable available-for-sale securities at March 31, 2003 and 2004 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Equity securities	¥ 4,112	¥ 4,384	$ 41
Government and corporate bonds	12,244	36,944	349
Certificates of deposit	—	121,000	1,145
Trust fund investments and other	1,009	3,102	29
Total	¥ 17,365	¥ 165,430	$ 1,564

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2002, 2003 and 2004, were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2002	2003	2004	2004
Proceeds from sales	¥ 5,891	¥ 11,970	¥ 6,923	$ 66
Gross realized gains	¥ 337	¥ 769	¥ 480	$ 5
Gross realized losses	(95)	(5,290)	(983)	(9)
Net realized gain (loss)	¥ 242	¥ (4,521)	¥ (503)	$ (4)

The amounts of securities classified as available-for-sale at March 31, 2004, based on their contractual maturity dates, were as follows:

	Millions of Yen	Millions of U.S. Dollars
Due within one year	¥ 173,797	$ 1,644
Due after one year through five years	4,026	38
Due after five years through ten years	80	1
Due after ten years	2	0
Total	¥ 177,905	$ 1,683

5. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Leaf tobacco	¥ 354,400	¥ 317,821	$ 3,007
Finished products	52,297	50,924	482
Other	85,480	87,756	830
Total	¥ 492,177	¥ 456,501	$ 4,319

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was credited to cost of sales as follows:

	Millions of Yen			Millions of U.S. Dollars
	2002	2003	2004	2004
Net effect of the change in devaluation credit	¥ 1,999	¥ 718	¥ 6,624	$ 63

6. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Yen loans with interest rates of 0.45% to 1.81% at March 31, 2003 and of 0.45% to 1.50% at March 31, 2004	¥ 7,141	¥ 7,561	$ 72
Foreign currency loans with interest rates of 0.9% to 6.6% at March 31, 2003 and of 1.59% to 9.30% at March 31, 2004	13,382	20,032	189
Total	¥ 20,523	¥ 27,593	$ 261

Long-term debt at March 31, 2003 and 2004 comprised the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
1.98% yen bonds, due 2009	¥ 150,000	¥ 150,000	$ 1,419
6.75% U.S. dollar bonds, due in July 2004	122,000	122,000	1,154
Secured yen bonds of a subsidiary, due through 2008, with interest rates of 1.98% to 2.51%	500	1,500	14
Long-term bank loans due through 2018	131,476	80,110	758
Total	403,976	353,610	3,345
Less current portion	(55,910)	(145,116)	(1,373)
Long-term debt, less current portion	¥ 348,066	¥ 208,494	$ 1,972

JT has entered into interest rate swap agreements since March 2004 to convert interest payments on 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31, 2004, in order to manage interest rate risks on these bonds. JT has also entered into currency swap agreements to fix Japanese yen cash flows on principal and interest payments of 6.75% U.S. dollar bonds due in July 2004, under which JT pays 1.546% Japanese yen interest in exchange for 6.75% U.S. dollar interest. In addition, JT and certain domestic consolidated subsidiaries have entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans. The effective interest rates for yen denominated long-term loans outstanding at March 31, 2003 and 2004, after giving effect to such swap agreements, were 0.43% to 5.50% and 0.68% to 5.50%, respectively. Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2003 and 2004 ranged from 1.00% to 8.60% and 4.36% to 8.24%, respectively.

Annual maturities of long-term debt at March 31, 2004 were as follows:

Year Ending March 31	Millions of Yen	Millions of U.S. Dollars
2005	¥ 145,116	$ 1,373
2006	21,362	202
2007	19,086	180
2008	11,905	113
2009	1,136	11
2010 and thereafter	155,005	1,466
Total	¥ 353,610	$ 3,345

Under the JT Law, obligations created by the bonds issued by JT (all bonds listed above except for secured yen bonds of a subsidiary) are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2004 were as follows:

	Millions of Yen	Millions of U.S. Dollars
Long-term bank loans	¥ 3,823	$ 36
Others, principally short-term bank loans and bonds	789	8
Total	¥ 4,612	$ 44

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2004 were as follows:

	Millions of Yen	Millions of U.S. Dollars
Land	¥ 4,876	$ 46
Buildings and structures	3,023	29
Machinery, equipment and vehicles	4,592	43
Total	¥ 12,491	$ 118

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

7. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.75% for the years ended March 31, 2002, 2003 and 2004. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 74,375	¥ 71,122	$ 673
Obligations under the Public Official Mutual Assistance Association Law	—	69,519	658
Net operating loss carryforwards	21,125	23,874	226
Other	52,899	63,397	599
Less valuation allowance	(22,159)	(21,929)	(207)
Total	126,240	205,983	1,949
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	35,530	39,501	374
Basis differences in assets acquired and liabilities assumed upon acquisition	40,263	34,946	331
Other	14,898	25,174	238
Total	90,691	99,621	943
Net deferred tax assets	¥ 35,549	¥ 106,362	$ 1,006

Net deferred tax assets at March 31, 2003 and 2004 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Other current assets	¥ 19,977	¥ 30,220	$ 286
Deferred tax assets	64,524	121,548	1,150
Other current liabilities	(42)	(1,146)	(11)
Deferred tax liabilities	(48,910)	(44,260)	(419)
Net deferred tax assets	¥ 35,549	¥ 106,362	$ 1,006

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2002 and 2004 and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2002	2004
Normal effective statutory tax rate	41.75%	41.75%
Tax rate difference applied for foreign consolidated subsidiaries	—	101.96
Tax credits	—	52.46
Non-deductible expenses	—	(39.77)
Amortization of goodwill not tax-deductible	9.75	(33.83)
Lower tax rates applied for fiscal years beginning on or after April 1, 2004	—	(40.89)
Tax benefits not recognized on operating losses of subsidiaries	4.54	—
Other – net	1.70	(18.41)
Actual effective tax rate	57.74%	63.27%

For the year ended March 31, 2003, reconciliation between the normal effective statutory tax rate (41.75%) and the actual effective tax rate (43.38%) was not disclosed, because no disclosure is required for the difference in tax rates less than 5% of the normal effective statutory tax rate (2.09%) under the Securities Law.

The Law to Amend a Part of Local Tax Laws (the "Laws") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Laws are to be applied to fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of the change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥3,289 million and ¥1,465 million, respectively as of March 31, 2003, and the effects were charged to income taxes-deferred and credited to unrealized gain on available-for-sale securities in the amount of ¥1,855 million and ¥31 million, respectively.

8. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's five domestic distribution service subsidiaries are also subject to the local tobacco excise tax (per unit tax) on their wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid and charged to these subsidiaries by importers. At March 31, 2004, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥3,126 per thousand units, ¥3,946 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,892 per thousand units. Prior to the amendment of the tobacco excise tax law effective July 1, 2003, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes were ¥2,716 per thousand units, ¥3,536 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,072 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2002, 2003 and 2004 were ¥2,502,205 million, ¥2,484,727 million and ¥2,605,343 million ($24,651 million), respectively, including national tobacco excise taxes paid by importers of ¥285,928 million, ¥290,788 million and ¥299,255 million ($2,831 million), respectively.

9. Liabilities for Retirement Benefits

Employee's retirement benefits

JT's unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan, were implemented effective October 1, 2003 to replace the pre-existing defined benefit plans, an unfunded severance indemnity plan and a non-contributory defined benefit pension plan. The newly-implemented unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2003 and 2004 consisted of the following:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Projected benefit obligations	¥ (450,862)	¥ (374,385)	$ (3,542)
Fair value of plan assets	141,891	152,357	1,441
Funded status	(308,971)	(222,028)	(2,101)
Unrecognized actuarial net loss	66,976	23,801	225
Unrecognized prior service cost	17,478	621	6
Net amount recognized	(224,517)	(197,606)	(1,870)
Minimum pension liability adjustments	(5,220)	(4,665)	(44)
Prepaid pension cost	(608)	(9,557)	(90)
Liabilities for employees' retirement benefits	¥ (230,345)	¥ (211,828)	$ (2,004)

The components of net periodic retirement benefit cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Millions of Yen			Millions of U.S. Dollars
	2002	2003	2004	2004
Service cost	¥ 17,804	¥ 18,673	¥ 16,947	$ 160
Interest cost	15,655	13,034	12,399	117
Expected return on plan assets	(6,681)	(4,813)	(4,410)	(42)
Amortization of transitional obligation	6,176	6,042	—	—
Recognized actuarial (gain) loss	2,171	5,006	17,125	162
Amortization of prior service cost	4,209	2,101	2,696	26
Net periodic retirement benefit cost	¥ 39,334	¥ 40,043	¥ 44,757	$ 423

Significant assumptions primarily used for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Discount rate	2.5%	2.5%	2.5%
Expected rate of return on plan assets	4.0	2.0	2.0

The amortization period for the transitional obligation, calculated upon the initial application of the new accounting standard for employees' retirement benefits is principally 3 years. Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

In connection with the implementation of the defined contribution plan at October 1, 2003, JT partially terminated its pre-existing defined benefit plans and recognized a gain of ¥9,870 million ($93 million) with the following effects reflected in the consolidated financial statements for the year ended March 31, 2004.

	Millions of Yen	Millions of U.S. Dollars
Settlement of projected benefit obligations	¥ 52,321	$ 495
Prior service cost recognized in earnings	(1,003)	(10)
Actuarial loss recognized in earnings	(8,798)	(83)
Withdrawal of plan assets for initial contributions	(14,718)	(139)
Decrease in liabilities for retirement benefits	27,802	263
Required additional initial contributions	(17,932)	(170)
Gain on termination of the defined benefit plans	¥ 9,870	$ 93

Additional initial contributions to the defined contribution plan of ¥17,932 million ($170 million) are required through 2006 on an installment basis and the unpaid balances were reported as other accounts payable of ¥4,470 million ($42 million) and other non-current liabilities of ¥8,939 million ($85 million) in the consolidated balance sheet as of March 31, 2004.

The Company's contributions to the defined contribution plans which were charged to expenses, including those of certain foreign consolidated subsidiaries, were ¥1,332 million ($13 million) for the year ended March 31, 2004.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, certain domestic subsidiaries applied for exemption from obligations to pay benefits for future employee services related to the substitutional portion of the National Welfare Pension, which would result in the transfer of the pension obligations and related assets to the government upon approval. The domestic subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on December 19, 2003 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥1,357 million ($13 million) for the year ended March 31, 2004. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥3,320 million ($31 million) as at March 31, 2004.

JT offered additional retirement benefits to certain employees under the early retirement programs for business restructuring, which principally included voluntary retirement of full-time white-collar employees in 2002 in order to rationalize administrative operations, closure of three domestic cigarette manufacturing factories in 2003 and closure of four factories and integration of the leaf tobacco purchase functions in 2004 in order to increase operating efficiencies and reduce costs in the domestic tobacco business. Certain domestic subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic tobacco distribution operations or rationalization of other businesses during these periods. These restructuring activities resulted in recognition of additional retirement benefits as other expenses of ¥31,380 million, ¥5,580 million and ¥29,688 million ($281 million) for the years ended March 31, 2002, 2003 and 2004, respectively, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected during the years ended March 31, 2002 and 2004.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2003 and 2004 were ¥3,715 million and ¥4,157 million ($39 million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2003 and 2004 were ¥1,294 million and ¥1,203 million ($11 million), respectively.

Obligations under the Public Official Mutual Assistance Association Law

Employees of JT, including former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity before the privatization in 1985, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were recorded as liabilities at April 1, 2003 based on the actually determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2004 were as follows:

	Millions of Yen	Millions of U.S. Dollars
Benefit obligations	¥ (169,751)	$ (1,606)
Unrecognized actuarial gain	(2,540)	(24)
Liabilities recognized	¥ (172,291)	$ (1,630)

	Millions of Yen	Millions of U.S. Dollars
Interest cost	¥ 2,776	$ 26
Recognized actuarial gain	—	—
Net periodic cost	¥ 2,776	$ 26

The assumed discount rate used in the actuarial computation for the year ended March 31, 2004 was 1.5%.

10. Shareholders' Equity

Japanese companies are subject to the Code, to which various amendments have become effective since October 1, 2001.

Effective October 1, 2001, the Code was revised whereby common stock par value was eliminated, resulting in all shares being recorded with no par value. At least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. JT's legal reserve amount, which is included in retained earnings, totals ¥18,776 million ($178 million) as of March 31, 2003 and 2004.

The revised Code relaxed restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

At the general shareholders' meeting held on June 25, 2003, JT's shareholders approved repurchasing up to 100,000 shares of JT's common stock for up to an aggregate amount of ¥75,000 million ($710 million) by the end of the shareholders' meeting in June 2004. Based on the resolution of the meeting of the board of directors on October 8, 2003, JT repurchased 45,800 shares of its common stock for a total repurchase price of ¥34,579 million ($327 million), or ¥755,000 ($7,144) per share on October 9, 2003.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon a resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings as recorded on JT's books. At March 31, 2004, the amount of retained earnings available for future dividends subject to the approval of the shareholders as well as the Minister of Finance under the JT Law was ¥690,779 million ($6,536 million).

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through an appropriation of retained earnings. Under Japanese tax laws, these reserves

must be reversed to income in future years. The deferred gain on sales of fixed assets, net on tax effects, included in "Retained earnings" provided under the Special Taxation Measures Law at March 31, 2003 and 2004 was ¥54,338 million and ¥58,433 million ($553 million), respectively.

11. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2002, 2003 and 2004 were ¥52,702 million, ¥44,512 million and ¥42,226 million ($400 million), respectively.

Advertising costs are charged to expense as incurred and totaled ¥195,497 million, ¥177,810 million and ¥177,116 million ($1,676 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

12. Lease Transactions

The Company, as a lessee, leases certain structures, vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2002, 2003 and 2004 were ¥5,483 million, ¥5,581 million and ¥5,810 million ($55 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2003 and 2004 was as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Acquisition cost:			
Machinery, equipment and vehicles	¥ 6,136	¥ 7,126	$ 67
Tools	20,100	19,515	185
Others	12	1,600	15
Total acquisition cost	26,248	28,241	267
Accumulated depreciation	13,313	13,425	127
Net leased property	¥ 12,935	¥ 14,816	$ 140

The above acquisition cost includes related interest expenses.

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Obligations under finance leases:			
Due within one year	¥ 4,953	¥ 5,098	$ 48
Due after one year	7,982	9,718	92
Total	¥ 12,935	¥ 14,816	$ 140

The above obligations under finance leases included related interest expenses.

Pro forma depreciation expenses for the years ended March 31, 2002, 2003 and 2004, which have not been reflected in the accompanying consolidated statements of operations, computed by the straight-line method, were ¥5,483 million, ¥5,581 million and ¥5,810 million ($55 million), respectively.

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2002, 2003 and 2004 was ¥1,175 million, ¥1,001 million and ¥411 million ($4 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2003 and 2004 was as follows:

	Millions of Yen		Millions of U.S. Dollars
	2003	2004	2004
Acquisition cost:			
Machinery, equipment and vehicles	¥ 1,604	¥ 855	$ 8
Tools	1,765	1,098	10
Total acquisition cost	3,369	1,953	18
Accumulated depreciation	2,393	1,453	13
Net leased property	¥ 976	¥ 500	$ 5
Claims under finance leases:			
Due within one year	¥ 534	¥ 268	$ 3
Due after one year	632	315	3
Total	¥ 1,166	¥ 583	$ 6

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2002, 2003 and 2004 which have been reflected in the accompanying consolidated statements of operations were ¥1,044 million, ¥804 million and ¥354 million ($3 million), respectively.

13. Commitments and Contingencies

JT has been manufacturing and selling *Marlboro* brand cigarettes in Japan under a license arrangement from Philip Morris Products S.A. since 1973. The arrangement has been renewed several times and the current arrangement expires in April 2005. In August 2003, JT and Philip Morris International Inc. agreed not to renew the agreement upon the expiration in April 2005.

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council *(Hatabako shingi kai)*, a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association (*Zenkoku tabako kosaku kumiai chuo kai*) with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for previous years.

The Company is subject to litigation alleging damage from tobacco use or exposure to cigarette smoke. To date, the Company has never lost a case or paid any settlement award in connection with any smoking and health-related litigation in which the Company has been named as a defendant.

In November 2000, the European Union (the "EU") brought a lawsuit against JT in a Federal district court in the United States claiming that JT had conspired with various third parties to smuggle tobacco products, thereby reducing tax revenues and harming other EU economic interests. The federal district court dismissed this case in July 2001. In January 2002, the EU and its ten member states brought before the same court another lawsuit against JT and various affiliates alleging similar claims. Although the court dismissed the case, the plaintiffs have subsequently appealed the case. In January 2004, such district court's judgment was vacated and remanded by the federal court of appeals because of a procedural flaw in the district court proceedings.

In December 1999, the Canadian government brought a lawsuit in the United States against JTI-Macdonald Corp., JT's operating subsidiary in Canada, as well as certain RJR affiliates, alleging that it avoided the imposition of certain excise and retail taxes and duty payments by illegally importing into Canada tobacco products originally exported from Canada. After dismissal of the case in the district and appeals court on the grounds that U.S. courts cannot be used by foreign governments to collect tax revenues, in November 2002 the United States Supreme Court refused to accept an appeal of the lower court ruling. In August 2003, the Canadian government filed a civil case in Ontario, Canada, against RJR and its subsidiaries as well as JT and its subsidiaries, including JTI-Macdonald Corp., mainly claiming damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada.

In July 2001, the EU issued Directive 2001/37, which includes provisions which have been interpreted to prohibit the use of terms such as "mild" in relation to tobacco products. In order to assert JT's right to use the Mild Seven trademark in the EU, JT launched a set of legal challenges against the Directive. In the case in which JT requested annulment of Article 7 of EU Directive 2001/37, the Court of First Instance of the EU dismissed the case without going into the substance of JT's particular case in September 2002. In a similar case which JT joined in UK, the European Court of Justice, which was requested by UK court to rule on validity of EU Directive 2001/37, issued a judgment stating that it should be valid, in December 2002. To the extent that individual member states enact implementing legislation to prohibit the use of terms such as "mild" or "light", this legislation would have an adverse effect on the Company's brands which include these terms, such as *Mild Seven* brand in particular, the Company's best-selling brand worldwide. The Company has withdrawn *Mild Seven* products from sale in the EU member states and is taking necessary measures to ensure that such terms are no longer used on other brands in such states.

14. Other Expenses

"Other – net" included in "Other Income (Expenses)" for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of Yen			Millions of U.S. Dollars
	2002	2003	2004	2004
Financial support for domestic tobacco growers	¥ (897)	¥ (714)	¥ (3,641)	$ (35)
Foreign exchange gain (loss) – net	64	(6,701)	(5,857)	(56)
Write-down of investment securities	(12,887)	(11,108)	(460)	(4)
Gain (loss) on sales of investment securities – net	242	(4,521)	(503)	(4)
Business restructuring costs	(44,799)	(11,414)	(40,819)	(386)
Loss on discontinued businesses	(1,550)	(1,814)	(5,866)	(56)
Compensation for contract cancellation	(5,000)	—	—	—
Amortization of transitional obligation of employees' retirement benefits (see Note 9)	(6,176)	(6,042)	—	—
Gain on termination of the defined benefit plans (see Note 9)	—	—	9,870	93
Others – net	(6,750)	(2,307)	(5,835)	(55)
Total	¥ (77,753)	¥ (44,621)	¥ (53,111)	$ (503)

Business restructuring costs for the year ended March 31, 2004 included an accelerated depreciation charge of ¥9,393 million ($89 million) as a result of the reduction of the useful lives of certain property and equipment to the remaining period of use. These property and equipment relate to tobacco manufacturing factories and other tobacco operation facilities which ceased or will cease their operations by March 31, 2005 as a result of restructuring of the domestic tobacco business to improve operating efficiency. Business restructuring costs for the years ended March 31, 2003 and 2004 also included early retirement benefits to employees as discussed in Note 9.

The Company disposed of by sale a hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, on March 31, 2004. An accelerated depreciation charge on these properties of ¥4,795

million ($45 million) recognized at the time of agreement of the sale was included in loss on discontinued businesses for the year then ended.

15. Segment Information

The Company's business is divided into the tobacco, pharmaceutical, foods and other industry segments. The tobacco segment consists of the manufacture and sale of tobacco products, primarily cigarettes, in Japan and overseas. The pharmaceutical segment is concerned with the development, manufacture and sale of prescription drugs. The foods segment involves the manufacture and sale of beverages and processed foods. Other segments include the real estate business, agribusiness, engineering business and other operations.

(1) Industry Segments

Information about the industry segments of the Company for the years ended March 31, 2002, 2003 and 2004 was as follows:

	Millions of Yen						
	2002						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,178,034	¥ 61,868	¥ 221,197	¥ 83,076	¥ 4,544,175	¥ —	¥ 4,544,175
Intersegment sales	6,478	49	1,087	44,672	52,286	(52,286)	—
Total sales	4,184,512	61,917	222,284	127,748	4,596,461	(52,286)	4,544,175
Operating expenses	3,992,398	80,902	234,144	125,951	4,433,395	(53,025)	4,380,370
Operating income (loss)	¥ 192,114	¥ (18,985)	¥ (11,860)	¥ 1,797	¥ 163,066	¥ 739	¥ 163,805
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,309,599	¥ 125,209	¥ 133,244	¥ 190,130	¥ 2,758,182	¥ 304,895	¥ 3,063,077
Depreciation and amortization other than goodwill	117,566	5,823	8,242	17,411	149,042	(946)	148,096
Amortization of goodwill	11,289	4,643	5,877	409	22,218	–	22,218
Capital expenditures	70,086	2,276	6,936	18,186	97,484	(957)	96,527

	Millions of Yen						
	2003						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,134,466	¥ 53,927	¥ 232,404	¥ 71,467	¥ 4,492,264	¥ —	¥ 4,492,264
Intersegment sales	6,575	—	857	36,920	44,352	(44,352)	—
Total sales	4,141,041	53,927	233,261	108,387	4,536,616	(44,352)	4,492,264
Operating expenses	3,927,699	67,782	246,429	107,455	4,349,365	(46,064)	4,303,301
Operating income (loss)	¥ 213,342	¥ (13,855)	¥ (13,168)	¥ 932	¥ 187,251	¥ 1,712	¥ 188,963
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,153,081	¥ 114,726	¥ 135,317	¥ 236,525	¥ 2,639,649	¥ 318,016	¥ 2,957,665
Depreciation and amortization other than goodwill	108,504	4,102	6,168	18,705	137,479	(945)	136,534
Amortization of goodwill (negative goodwill)	(427)	4,643	7,546	37	11,799	—	11,799
Capital expenditures	60,975	1,161	7,275	38,803	108,214	965	109,179

	Millions of Yen						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 4,236,920	¥ 51,242	¥ 250,138	¥ 86,851	¥ 4,625,151	¥ —	¥ 4,625,151
Intersegment sales	6,286	—	338	37,281	43,905	(43,905)	—
Total sales	4,243,206	51,242	250,476	124,132	4,669,056	(43,905)	4,625,151
Operating expenses	4,004,797	64,082	255,327	112,156	4,436,362	(45,245)	4,391,117
Operating income (loss)	¥ 238,409	¥ (12,840)	¥ (4,851)	¥ 11,976	¥ 232,694	¥ 1,340	¥ 234,034
Assets, depreciation and amortization and capital expenditures:							
Assets	¥ 2,122,261	¥ 114,315	¥ 141,430	¥ 250,268	¥ 2,628,274	¥ 400,810	¥ 3,029,084
Depreciation and amortization other than goodwill	104,754	3,828	6,252	19,010	133,844	(616)	133,228
Amortization of goodwill (negative goodwill)	—	4,586	1,899	(312)	6,173	—	6,173
Capital expenditures	60,558	2,612	9,143	18,077	90,390	480	90,870

	Millions of U.S. Dollars						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 40,088	$ 485	$ 2,367	$ 821	$ 43,761	$ —	$ 43,761
Intersegment sales	60	—	3	353	416	(416)	—
Total sales	40,148	485	2,370	1,174	44,177	(416)	43,761
Operating expenses	37,892	606	2,416	1,061	41,975	(428)	41,547
Operating income (loss)	$ 2,256	$ (121)	$ (46)	$ 113	$ 2,202	$ 12	$ 2,214
Assets, depreciation and amortization and capital expenditures:							
Assets	$ 20,080	$ 1,082	$ 1,338	$ 2,368	$ 24,868	$ 3,792	$ 28,660
Depreciation and amortization other than goodwill	991	36	59	180	1,266	(5)	1,261
Amortization of goodwill (negative goodwill)	—	43	18	(3)	58	—	58
Capital expenditures	573	25	86	171	855	5	860

Operating expenses represented the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses were included in depreciation and amortization other than goodwill. Depreciation and amortization other than goodwill presented herein does not include accelerated depreciation of property, plant and equipment recorded for the year ended March 31, 2004 (Note 14).

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, sales to customers and operating income of the tobacco segment for the year ended March 31, 2003 increased by ¥29,160 million and ¥1,372 million, respectively, as compared to the previous method. The effects of this accounting change on pharmaceuticals, foods, and other segments were minor.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the tobacco segment for the year ended March 31, 2004 increased by ¥15,581 million ($147 million) as compared to the previous method.

(2) Geographical Segments

The geographical segments of the Company for the years ended March 31, 2002, 2003 and 2004 were summarized as follows:

	Millions of Yen					
	2002					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,873,643	¥ 302,912	¥ 367,620	¥ 4,544,175	¥ —	¥ 4,544,175
Intersegment sales	39,885	128,783	25,138	193,806	(193,806)	—
Total sales	3,913,528	431,695	392,758	4,737,981	(193,806)	4,544,175
Operating expenses	3,759,033	476,214	339,739	4,574,986	(194,616)	4,380,370
Operating income (loss)	¥ 154,495	¥ (44,519)	¥ 53,019	¥ 162,995	¥ 810	¥ 163,805
Assets	¥ 1,828,501	¥ 717,247	¥ 189,623	¥ 2,735,371	¥ 327,706	¥ 3,063,077

	Millions of Yen					
	2003					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,794,323	¥ 316,992	¥ 380,949	¥ 4,492,264	¥ —	¥ 4,492,264
Intersegment sales	39,717	121,364	21,125	182,206	(182,206)	—
Total sales	3,834,040	438,356	402,074	4,674,470	(182,206)	4,492,264
Operating expenses	3,679,052	460,290	347,295	4,486,637	(183,336)	4,303,301
Operating income (loss)	¥ 154,988	¥ (21,934)	¥ 54,779	¥ 187,833	¥ 1,130	¥ 188,963
Assets	¥ 1,745,501	¥ 681,909	¥ 167,770	¥ 2,595,180	¥ 362,485	¥ 2,957,665

	Millions of Yen					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,844,100	¥ 308,613	¥ 472,438	¥ 4,625,151	¥ —	¥ 4,625,151
Intersegment sales	53,813	139,463	18,977	212,253	(212,253)	—
Total sales	3,897,913	448,076	491,415	4,837,404	(212,253)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,715	(214,598)	4,391,117
Operating income (loss)	¥ 195,086	¥ (20,986)	¥ 57,589	¥ 231,689	¥ 2,345	¥ 234,034
Assets	¥ 1,750,804	¥ 634,438	¥ 195,984	¥ 2,581,226	¥ 447,858	¥ 3,029,084

	Millions of U.S. Dollars					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$ 36,371	$ 2,920	$ 4,470	$ 43,761	$ —	$ 43,761
Intersegment sales	510	1,320	180	2,010	(2,010)	—
Total sales	36,881	4,240	4,650	45,771	(2,010)	43,761
Operating expenses	35,035	4,438	4,105	43,578	(2,031)	41,547
Operating income (loss)	$ 1,846	$ (198)	$ 545	$ 2,193	$ 21	$ 2,214
Assets	$ 16,566	$ 6,003	$ 1,854	$ 24,423	$ 4,237	$ 28,660

"Western Europe" mainly includes Switzerland, France and Germany and "Others" mainly includes Canada, Russia and Malaysia.

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, net sales to customers of the Western Europe and others segments for the year ended March 31, 2003, increased by ¥13,370 million and ¥15,648 million, respectively, as compared to the previous method. Also, for the year ended March 31, 2003, operating loss of the Western Europe segment decreased by ¥936 million and operating income of the others segment increased by ¥2,278 million. This accounting change had no effect on the Japan segment.

As described in Note 3 (o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the Japan segment for the year ended March 31, 2004 increased by ¥15,581 million ($147 million) as compared to the previous method.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2002, 2003 and 2004 amounted to ¥684,090 million, ¥708,085 million and ¥789,350 million ($7,469 million), respectively.

16. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency swaps and currency options, to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also enter into interest rate swaps as a means of managing their interest rate exposure.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The objective of using derivatives is to hedge the Company's exposure to variability in expected future cash flows associated with certain future interest receipts on variable-rate debt securities, certain interest payments on variable-rate borrowings and forecasted foreign currency-denominated transactions, such as payments for

purchase of imported leaf tobacco. The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

Hedging Instruments	Hedged Items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Currency swaps	Foreign currency-denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2003 and 2004:

	Millions of Yen					
	2003			2004		
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:						
Buying	¥ 6,613	¥ 6,942	¥ 329	¥ 11,157	¥ 12,132	¥ 975
Selling	26,178	26,783	(605)	10,992	11,883	(891)
Currency options – Buying	22,989	(189)	(189)	111,286	219	219
Total			¥ (465)			¥ 303

	Millions of U.S. Dollars		
	2004		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying	$ 106	$ 115	$ 9
Selling	104	112	(8)
Currency options – Buying	1,053	2	2
Total			$ 3

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

17. Subsequent Events

On April 28, 2004, JT's Board of Directors resolved the following appropriations of retained earnings at March 31, 2004, which are subject to approval at the shareholders' meeting to be held on June 24, 2004.

	Millions of Yen	Millions of U.S. Dollars
Year-end cash dividends ¥5,000 ($47) per share	¥ 9,771	$ 92
Bonuses to directors and corporate auditors	114	1
Total	¥ 9,885	$ 93

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FOR USE BY INSTITUTIONAL INVESTORS IN THE INTERNATIONAL OFFERING ONLY

Japan Tobacco Inc.

Global Offering

Designation Form for institutional investors in the international offering

Institutional investors participating in the international offering who wish to do so may split orders among more than one manager or designate selling concession. Investors may designate selling concession to an international manager/international managers other than the manager with whom they have placed an order. Designations may be made after allocation but prior to 12 noon London time on the third business day following the pricing date.

It is encouraged that such designations be made via use of this form although such designations may also be made verbally to the international manager to whom an order is given. This form will take precedence over any verbal designation. Forms must be sent by fax to the number below prior to 12 noon London time on the third business day following the pricing date.

There is no obligation to designate selling concession away from the international manager to whom the order has been given.

The undersigned wishes to designate the selling concession on any allocation in the international offering as follows:

Merrill Lynch International	%
Daiwa Securities SMBC Europe	%
Goldman Sachs International	%
Morgan Stanley	%
Nikko Citigroup	%
Nomura International	%
UBS Investment Bank	%
Credit Suisse First Boston	%
Deutsche Bank	%
Dresdner Kleinwort Wasserstein	%
HSBC	%
JPMorgan	%
Lehman Brothers	%
Total	100%

Please return this form by fax to the international managers c/o the London office of Simpson Thacher & Bartlett LLP, legal advisor to the international managers, prior to 12 noon London time on the third business day following the pricing date (Fax No.:+44-20-7275-6502; Attention: Timothy Gibson).

Institution name: ______________________________

Individual name: ______________________________

Individual title: ______________________________

Telephone number: ______________________________

Signature: ______________________________

Name of international manager receiving order: ______________________________

Date: ______________________________

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JAPAN TOBACCO INC.

Principal Executive Office

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku, Tokyo 105-8422
Japan

LEGAL ADVISERS TO THE COMPANY AND SELLING SHAREHOLDER

As to Japanese law

Mori Hamada & Matsumoto
JFE Building
1-2, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

As to U.S. law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

LEGAL ADVISERS TO THE INTERNATIONAL MANAGERS

As to Japanese law

Tomotsune & Kimura
Sanno Grand Building
14-2, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014
Japan

As to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building – 30th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6030
Japan

INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu
(the Japanese member firm of
Deloitte Touche Tohmatsu)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530
Japan

289,334 Shares

JAPAN TOBACCO INC.

Common Stock

OFFERING CIRCULAR

Merrill Lynch International

Daiwa Securities SMBC Europe

Goldman Sachs International

Morgan Stanley

Nikko Citigroup

Nomura International

UBS Investment Bank

Credit Suisse First Boston

Deutsche Bank

Dresdner Kleinwort Wasserstein

HSBC

JPMorgan

Lehman Brothers

June 7, 2004

Printed by **St Ives Burrups** B675741/8429
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

(TRANSLATION)

June 2, 2004

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku, Tokyo

Dear Shareholders:

Notice of Convocation of the 19th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 19th ordinary general meeting of shareholders to be held as set forth below.

If you cannot attend the meeting, please see the "Reference Documents for Exercising Voting Rights" hereinafter described and exercise your voting rights in either of the following manners:

[Exercise of the Voting Rights by mail]

Please indicate whether you are for or against each of the items on the Voting Rights Exercise Sheet enclosed herewith. You are then requested to return it with your seal affixed.

[Exercise of the Voting Rights by the Internet]

Please access to the web site for the exercise of the voting rights (http://www.mtb-daiko.jp) from your computer and indicate whether you are for or against each of the items following the directions in the web site using "Log-in ID" and "Tentative Password" as referred in the Voting Rights Exercise Sheet enclosed herewith. You are requested to refer to "Direction for the Voting Rights by the Internet" enclosed herewith.

Yours sincerely,

Katsuhiko Honda
President, Representative Director and
Chief Executive Officer

(TRANSLATION)

Particulars

1. **Date and time of the meeting:** Thursday, June 24, 2004, at 10:00 a.m.
2. **Place of the meeting:** Tokyo Prince Hotel
   3-1, Shibakoen 3-chome, Minato-ku, Tokyo
3. **Purpose of the meeting:**

Matters to be reported:

Report on the Business Report, the Balance Sheet and the Statement of Income for the 19th Business Term (April 1, 2003 to March 31, 2004).

Matters to be resolved:

Item 1: Approval of the Proposed Appropriation of Retained Earnings of the 19th Business Term

Item 2: Partial Amendment to the Articles of Incorporation
The substance of this proposed agendum is as set forth in the "Reference Documents for Exercising Voting Rights" below.

Item 3: Election of Eight (8) Directors

Item 4: Election of One (1) Corporate Auditor

Item 5: Granting of Retirement Gratuities to Retiring Directors and Corporate Auditor

Attachments

Business Report from April 1, 2003 to March 31, 2004)
*Reference to "we", "us", "our", "the Company" or "JT" are to Japan Tobacco Inc.

I. Summary of business

1. Business progress and result

(1) Business condition

In this fiscal year ended March 31, thanks to capital investment and exports, the Japanese economy steadily recovered despite continued weakness in employment conditions.

Under this circumstance, competition is getting severe accompanied by the reduction of total demand in the domestic tobacco business. We aggressively developed and launched new products reflecting customer needs, implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market and performed various programs to strengthen cost competitiveness. In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities.

Regarding pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with research institutions both in Japan and overseas.

In foods business operations, we have positioned processed foods and beverages as the two pillars of the business sector. We have been making efforts to develop and introduce new products into the market, further strengthening our sales channels and attempted to strengthen our profitability.

As a result, net sales increased 2.0%, to JPY 2,694.3 billion and recurring profit increased 27.1%, to JPY 154.3 billion. Net income for the term posted a loss of JPY 29.5 billion, as compared to the previous fiscal year's net income of JPY 57.2 billion due to extraordinary losses accompanying the change in accounting policy for JT's obligations for annuity payments of the government-sponsored defined benefit pension plans, which relate to pension benefits entitled to beneficiaries for services rendered up to July 1, 1956.

Results by business segments are as follows:

<u>Tobacco Business</u>

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in growing segments - especially the 1-milligram tar, menthol, and premium products. JT also expanded the sales scope for those new products with initially limited sales areas that have strong customer support, as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, JT introduced 14 products with sales limited to certain areas, including "Hope Menthol" (launched in Aichi prefecture in May 2003), "Cabin Mild Menthol Box" (limited sales began in Miyagi prefecture in August 2003), "Mild Seven One Menthol Box" (launched in Okinawa prefecture and areas east of the Kinki region in January 2004), and "Mild Seven Prime Menthol Lights Box" (limited sales began in Tokyo prefecture in this March). In addition, the sales area were expanded for four products, including "Lucia Citrus Fresh Menthol" (a reduced tobacco odor D-spec product (independently developed by us) expanded nationwide in November 2003), and "Mild Seven Prime Super Lights Box" (launched nationwide in this March). In addition, the company completely revamped the designs of the seven core "Mild Seven" products between mid-March and late April 2004 in order to strengthen the Mild Seven brand family's position in the Japanese market.

As part of our cost structure reform, JT has also implemented various measures. Specifically, we decided to close 14 of the 25 domestic cigarette factories between the end of March 2003 and the end of March 2005, and convert the function of one factory in April 2005 – thereby leaving a total of ten factories. Of these, JT

already closed three plants by the end of March 2003 and another four by the end of March 2004. Additionally, JT decided in July 2003 on a gradual consolidation of its domestic tobacco leaf procurement offices and stations from the period of July 2004 through April 2006, and decided in September 2003 to consolidate six sales offices as of the end of June 2005. Through those measures, we make efforts to strengthen cost competitiveness.

The domestic cigarette sales volume during the fiscal year ended March 31, 2004 fell by 10.7 billion to 219.5 billion cigarettes, down 4.7% from the previous fiscal year. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike took effect last July, along with the current slump in cigarette demand.

Sales volume of cigarettes for export increased 1.5 billion, to 21.8 billion resulting from the change of our amounting. The sales for Chinese, Hong Kong and Macao markets are amounted as the company's sale from this fiscal year.

In total, sales volume for domestic and export sales volume decreased 9.1 billion, to 241.4 billion. Net sales increased 1.0%, to JPY 2,559.2 billion as a result of the strategic pricing for tax hike last July.

Net sales in tobacco business, adding those of pipe, cigars and shredded tobacco to the above, totaled 2,560.0 billon, increasing 1.0% from the previous fiscal year.

Further, with respect to pipe tobacco and cigar products which had been manufactured and marketed by the company, manufacture of those products have been ceased by the end of March, 2004 and sales thereof have been ceased by the end of April, 2004 (partly, by the end of March 2004).

Pharmaceuticals Business

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with research institutions both in Japan and overseas. At present, we have five drugs in the clinical development pipeline. We terminated in September last year development of an anti-inflammatory drug in the second phase of clinical testing in Japan, of which JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing in Japan. With the termination of its clinical development, we agreed to terminate the agreement. Meanwhile, in July last year, JT reached a licensing agreement to acquire exclusive marketing rights in the Japan market for three anti-HIV drugs with the U.S.-based Gilead Sciences, and "Viread," one of the three, was launched in April 2004 by Torii Pharmaceutical Co., Ltd. following our gain of import approval in March 2004.

Net sales in pharmaceutical business totaled JPY 2.0 billion, up 3.7% from the previous fiscal year

Foods Business

The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.

We expanded our processed foods business by adding new products to the "Dai-ninki!" and "Imadoki wazen" frozen foods lineups, and made efforts to reduce overall business expenses in order to strengthen profitability. In addition, our subsidiary Hans Continental Smallgoods Pty. Ltd. expanded foundations of chilled foods business in Australia.

In the beverages business, JT steadily expanded its vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary, although the total number of sales channels declined due to elimination of unprofitable channels. We enriched and reinforced the "Roots" canned coffee series and implemented a renewal of the entire lineup last September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" which replicates the mildly acid flavor of regular coffee. In addition, we actively launched new products, including the "Aka-Oolong" series that uses only highly fermented oolong tea leaves, and a revamped version in February 2004 of "Senoby," a calcium-enriched health drink with MBP (milk basic protein).

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, last year to strengthen sales and increase operational efficiency. JT Foods Co., Ltd. is the surviving company.

Net sales in foods business increased 14.2%, to JPY 99.7 billion from the previous fiscal year.

Other Business

We operated other business in an aggressive and efficient manner. Net sales in other businesses increased 72.5% to JPY 32.4 billion from the previous fiscal year mainly due to the increase of the sales in real estate business.

We terminated our agribusiness operations by the end of June 2003. In addition, as part of our efforts to focus our resources on our core businesses, we sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

(2) Investment conditions

Capital expenditure for the term recorded JPY 43.9 billion, which was enforced from the point of view of prompt correspondence to the market, preparedness of manufacture system including factory, strengthening of cost competitiveness and promotion of the business in the diversification area. Capital expenditure was mainly accompanied by rationalization of product manufacturing process, reinforcement of supply capacity to meet the diversification of products, investment in plant and equipment for new products and so on.

(3) Financing conditions

Nothing to note.

2. Transitions of operating results and assets

Business term	16th from April 2000 to March 2001	17th from April 2001 to March 2002	18th from April 2002 to March 2003	19th from April 2003 to March 2004
Net sales (millions of yen)	2,796,355	2,744,632	2,641,892	2,694,310
Recurring profit (millions of yen)	105,203	121,339	121,393	154,320
Net income (loss) (millions of yen)	59,471	51,146	57,228	(29,533)
Net income (loss) per share (yen)	29,735	25,573	28,555	(14,995)
Total assets (millions of yen)	2,719,505	2,546,846	2,509,624	2,609,212
Net assets (millions of yen)	1,557,391	1,589,425	1,633,185	1,557,476

3. Company goals

In August last year, the Company formulated a medium-term management plan called "JT PLAN-V," from April 2003 to March 2006, to further strengthen the Company by focusing on profit growth.

While total demand in the Japanese market continued to trend downward, the tobacco excise tax hike took place last July, making the business climate for the domestic tobacco market more severe. In addition, JT

and Philip Morris International have agreed last year not to renew the licensing agreement for manufacturing and selling of Marlboro brand cigarettes in the Japanese market and for exclusive usage of the Marlboro trademarks, upon expiration of the contract at the end of April 2005.

Considering such changes in the business environment, the following measures will be implemented as part of a new medium-term management plan called "JT PLAN-V." The domestic tobacco business will strive to conduct market-oriented operations with creativity, while maintaining its current cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole JT Group; the pharmaceuticals business will aim to be a future cash flow generator for the JT Group, contributing to the enhancement of JT's corporate value; and the foods business will also aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value.

In domestic tobacco business, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms. As part of its top line growth strategy, JT has implemented strategic pricing and introduced new products aggressively in the growing segments of 1-milligram tar and menthol, to take advantage of the recent revision of tobacco prices, and is targeting market penetration by continuing to aggressively launch new products. Furthermore, following the successful launch of the "Lucia Citrus Fresh Menthol" and "Mild Seven Prime Super Light Box," JT aims to strengthen its competitive advantage in the premium segment by aggressively developing "D-spec" (reduced tobacco odor) products meeting customer demands. A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced in order to counter a potential business decline via the following measures: the closure of cigarette factories, consolidation of sales offices, realignment of tobacco leaf procurement offices, enhancement of the imported leaf procurement system, integration of group companies, efficiency of indirect businesses, and streamlining of the administrative and planning offices at the tobacco division's headquarters. In order to realize a society in which those who smoke and those who do not can more easily coexist, JT will prepare comfortable smoking areas and promote activities to encourage improved smoking manners.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFBs (Global Flagship Brands, namely, Camel, Winston, Mild Seven and Salem.) The business will become the key to income growth for the whole JT Group as the driving force for profit, by continuing to focus on core markets with larger profitability or growth potential, and at the same time by building cost-effective operation systems. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

We will also continue to take appropriate measures regarding strengthening of regulations in Japan on tobacco package warning labels and revised guidelines concerning tobacco advertising, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

We aim to develop our pharmaceuticals business as a future cash flow generator for the JT Group that contributes to the enhancement of JT's corporate value. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs. To achieve these goals, we will reinforce the in-house R&D capability, enhance the R&D pipeline, accelerate the R&D speed and will attempt to expand the Group company partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

The foods business will aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value. Maintaining the current strategy, JT aims to further expand both profits and sales volume of its processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods in overseas markets. In the event of scarce

resources, JT will seek collaboration or acquisition opportunities. In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis by thoroughly streamlining operations. Also, the business will continue to incur expenses in R&D, advertising, optimized expansion of the vending machine distribution network and product brand enhancement.

The corporate plan also involves company-wide measures, including corporate restructuring, a voluntary retirement program, reform of human resource management systems and retirement benefits system, realignment of the asset portfolio, and enhancement of group-based optimum management. We also seek to more and more return to the shareholders, strengthen our corporate governance and confront with global environmental problems actively.

In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. The timing, scale and method of repurchases will be decided in a timely and appropriate manner in light of company needs and market conditions.

Through implementation of the above measures, JT intends to establish a sustainable structure for growth and profit, thereby promoting its shift to becoming a "global growth company that develops diversified, value creating businesses."

II. Outline of operation (as of March 31, 2004)

1. Principal activities

(1) Tobacco
Manufacture and sales of cigarette of such main brands as Mild Seven, Seven Stars, Caster, and Cabin.

(2) Pharmaceuticals
Manufacture and sales of prescription drugs

(3) Foods
Manufacture and sales of beverages and processed foods

(4) Other
Engineering and real estate-related business

2. State of shares

(1) The number of the Company's authorized shares 8,000,000 shares

(2) The number of the Company's outstanding shares 2,000,000 shares

(3) The number of shareholders 65,029 shareholders

(4) Principal Shareholders

Name	Number of shares	Ratio
Minister of Finance	1,290,479	66.04
Japan Trust Services Bank, Ltd. (Trust Account)	43,557	2.23
Mizuho Bank, Ltd.	39,000	2.00
The Master Trust Bank of Japan, Ltd. (Trust Account)	38,616	1.98
State Street Bank and Trust Company	27,946	1.43
JT Employee Shareholding Association	21,472	1.10
Morgan Grenfell and Co. Limited. 600	18,430	0.94
The Chase Manhattan Bank, N.A. London, Securities Lending Omnibus Account	17,287	0.88
The Melon Bank Treaty Clients Omnibus	13,070	0.67
The Mitsubishi Trust and Banking Corporation	12,001	0.61

Note:

1. JT owns 45,800 shares of the company, which is excluded from the list above.
2. JT owns 12,750 shares (0.12% of voting rights) of Mizuho Financial Group shares. Mizuho Bank, Ltd. above is a wholly owned subsidiary of the Group.
3. JT owns 3,777 shares (0.06% of voting rights) of Mitsubishi Tokyo Financial Group. The Mitsubishi Trust and Banking Corporation is a wholly owned subsidiary of the Group.

(5) Acquisition, disposition and possession of treasury stock

① The number of the stocks reacquired
Common stock 45,800 shares
Total amount of acquisition JPY34,579 million

② The number of the stocks disposed
Not applicable

③ The number of the stocks lapsed
Not applicable

④ The number of the stocks possessed by the Company
Common stock 45,800 shares

3. State of consolidation

(1) Significant subsidiaries

Name of the company: JT International S.A.
Capital: 1,215,425,000 sfr
Share holding by JT: 100.0% (indirect ownership)
Description of business: Manufacture and sales of tobacco products

Name of the company: Tokyo Tobacco Service Co., Ltd.
Capital: 140 million yen
Share holding by JT: 73.8%
Description of business: Delivery of tobacco products to sales outlets and payment collection

Name of the company: Torii Pharmaceutical Co., Ltd.
Capital: 5,190 million yen
Share holding by JT: 54.5%
Description of business: Manufacture and sales of prescription drugs

Name of the company: JT Foods Co., Ltd.
Capital: 490 million yen
Share holding by JT: 100.0%
Description of business: Sales of soft drinks and processed foods

Name of the company: Japan Beverage Inc.
Capital: 4,471 million yen
Share holding by JT: 67.3%
Description of business: Sales of soft drinks through vending machines

Name of the company: JT Real Estate Inc.
Capital: 450 million yen
Share holding by JT: 100.0%
Description of business: Real estate development, planning, design and execution of construction work

Name of the company: JT Financial Service Co., Ltd.
Capital: 160 million yen
Share holding by JT: 100.0%
Description of business: Leasing of various development finance within JT Group

*Tokyo Tobacco Service Co. Ltd. and five other subsidiaries merged on April 1, 2004, and adopted the corporate name TS Network Co., Ltd. JT foods are added as a significant subsidiary from this fiscal year.

(2) Results of consolidation

The number of our consolidated subsidiaries are 188, including the above 7 subsidiaries.
Consolidated net sales of this term increased 3.0%, to 4,625.1 billion yen, and consolidated net income posted a loss of 7.6 billion yen, as compared to the previous fiscal year's net income of JPY 75.3 billion.

4. Principal borrowings

Company name of creditor	Borrowing amount outstanding (millions of yen)	Number and percent of JT shares owned by creditors	
Dai-ichi Mutual Life Insurance Company	21,900	10,000	0.51%
Nippon Life Insurance Company	21,900	10,000	0.51%
Sumitomo Life Insurance Company	8,800	2,100	0.11%
Mitsui Life Insurance Company	4,400	2,801	0.14%
Meiji Yasuda Life Insurance Company	4,400	1,000	0.05%

5. Principal offices and factories

Headquarters:	Tokyo
Branch:	Hokkaido, Miyagi, Tokyo, Aichi, Osaka, Hiroshima, Kagawa, Fukuoka, and other 23 branches
Factory:	Tochigi, Shizuoka, Kyoto, Fukuoka and other 22 factories
Laboratory:	Tochigi, Kanagawa and Osaka

6. Employees

Segment	Number of employees	Increase (decrease) compared to the previous fiscal year end	Average age	Average service years
Male	11,622	(252)	43.9	22.3
Female	2,147	(151)	40.7	19.2
Total or Average	13,769	(403)	43.4	21.8

Note: Numbers above show those of employees at work in JT.

7. Members of the board and auditors

-Position-	-Name-
Chairman of the board and representative director	Tadashi Ogawa
President and chief executive officer and representative director	Katsuhiko Honda
Executive deputy president and representative director	Masakazu Kakei
Executive deputy president and director	Takao Hotta
Executive deputy president and director	Minoru Umeno
Executive deputy president and director	Kazuei Obata
Executive vice president and director	Tetsuji Kanamori
Executive vice president and director	Takashi Kato
Standing corporate auditor	Yukihiro Noro
Standing corporate auditor	Hisashi Tanaka
Corporate auditor	Masamichi Narita
Corporate auditor	Hiroyoshi Murayama

[Omitted business in charge and table footnote.]

BALANCE SHEET (As of March 31, 2004)

	(Millions of yen)
ASSETS:	
CURRENT ASSETS	**989,485**
Cash and deposits	59,090
Trade notes receivable	524
Accounts receivable	51,477
Marketable securities	23,561
Merchandise	2,002
Finished products	29,434
Semi-finished products	160,900
Raw materials	99,285
Work in process	6,569
Supplies	8,436
Advance payments	19,985
Cash management system deposits	481,534
Deferred tax assets	23,634
Other current assets	23,311
Allowance for doubtful accounts	(263)
FIXED ASSETS:	**1,619,727**
PROPERTY, PLANT AND EQUIPMENT	**485,601**
Buildings	229,383
Structures	11,227
Machinery and equipment	68,735
Vehicles	212
Tools	12,663
Land	153,955
Construction in progress	9,423
INTANGIBLE ASSETS	**177,043**
Patents	14,100
Trademarks	150,868

Other	12,073
INVESTMENTS AND OTHER ASSETS	**957,083**
Investment securities	59,951
Investment in subsidiaries	769,595
Long-term loans	19,896
Long-term prepaid expenses	9,109
Deferred tax assets	91,591
Other assets	13,364
Allowances for doubtful accounts	(3,490)
Allowances for loss on investments	(2,937)
TOTAL ASSETS	**2,609,212**

LIABILITIES :	
CURRENT LIABILITIES	**475,156**
Trade accounts payable	16,397
Current portion of bonds	122,000
Current portion of long-term borrowings	17,424
Other accounts payable	81,532
National tobacco excise taxes payable	57,136
National tobacco special excise taxes payable	14,987
Local tobacco excise taxes payable	71,160
Income taxes payable	28,669
Consumption taxes payable	31,605
Accrued employees' bonuses	21,050
Other current liabilities	13,192
NON-CURRENT LIABILITIES	**576,579**
Bonds	150,000
Long-term borrowings	45,795
Liabilities for retirement benefits	326,704
Liabilities for retirement benefits for directors and corporate auditors	327
Guarantee deposits	37,905
Other non-current liabilitites	15,846
TOTAL LIABILITIES	**1,051,736**
SHAREHOLDERS' EQUITY:	
COMMON STOCK	**100,000**
CAPITAL SURPLUS	**736,400**
Additional paid-in capital	736,400
RETAINED EARNINGS	**744,134**
Legal reserve	18,776
Voluntary reserve	642,887
Reserve for accelerated depreciation	320
Reserve for advanced depreciation	52,581

Special reserve for advanced depreciation	5,485
General reserve	584,500
Unappropriated retained earnings	82,469
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**11,521**
TREASURY STOCK	**(34,579)**
TOTAL SHAREHOLDERS' EQUITY	**1,557,476**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,609,212**

STATEMENT OF INCOME (from April 2003 to March 31, 2004)

(Millions of yen)

Net sales	**2,694,310**
Cost of sales	**2,126,538**
Selling, general and administrative expenses	**408,331**
Operating income	**159,439**
Non-operating income	**15,205**
Interest income	364
Interest income on securities	136
Dividend income	8,093
Rental income from subsidiaries and associated companies	2,531
Other	4,079
Non-operating expenses	**20,324**
Interest expense	1,403
Interest expense on bonds	4,861
Foreign exchange loss	2,790
Financial support for domestic leaf tobacco growers	3,641
Periodic mutual assistance association cost	2,776
Other	4,852
Recurring profit	**154,320**
Extraordinary profit	**30,458**
Gain on sale of property, plant and equipment	16,624
Gain on termination of a portion of retirement benefit plans	9,870
Gain on reversal of allowances for loss on investments	3,571
Gain on sale of investment securities	391
Extraordinary Loss	**237,517**
Loss on sale of property, plant and equipment	3,570
Loss on disposal of property, plant and equipment	9,141
Business restructuring cost	32,015
Loss on discontinued businesses	5,730
One-time loss on recognition of obligations under Public Official Mutual Assistance Association Law	185,095
Other	1,964
Loss before income taxes	**52,738**
Income taxes-current	47,495
Income tax-deferred	(70,700)

Net loss	**29,533**
Unappropriated retained earnings carried over from the previous period	**20,003**
Reversal of reserve for mutual assistance association cost	**102,000**
Interim dividends	**10,000**
Unappropriated retained earnings	**82,469**

Notes:

1. Significant accounting policies

(1) Valuation of securities

Marketable securities and marketable investment securities, excluding subsidiaries' shares, are stated at market value and non-marketable securities are stated at the moving-average cost as of business term end.

For marketable securities and marketable investment securities, net unrealized holding gains or losses are included in a component of shareholders' equity and cost of securities sold is determined based on the moving-average cost.

Derivatives are recorded at fair value as of business term end.

(2) Valuation of inventories

Inventories are stated principally at the average cost, except for semi-finished products and raw materials (leaf tobacco) that is subject to devaluation.

(3) Depreciation and amortization

a) Property, plant and equipment

Depreciation is computed using the declining-balance method. Depreciation of buildings except annexed structures, which were acquired on or after April 1, 1998, is computed using the straight-line method.

Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings except annexed structures	38~50 years
Machinery and equipment	8 years

b) Intangible assets

Intangible assets are amortized using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Patents	8 years
Trademarks	10 years

c) The Company decided to cease the operations of certain tobacco manufacturing factories during the fiscal years ending March 31, 2004 and 2005, and actually the operations of certain factories were ceased as of March 31, 2004. Upon the decision of these cessations, the Company reduced the useful lives of such factories' machinery and equipment to the remaining period before the anticipated closure causing an accelerated depreciation charge of ¥ 9,392 million for the year ended March 31, 2004.

(4) Allowances

a) Allowance for doubtful accounts

An allowance for doubtful accounts is established to provide for possible future losses. The allowance for other than doubtful receivables is estimated based on the Company's past credit loss experience.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments including investments in subsidiaries and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payment to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits to employees (including corporate officers who are not the member of the board) are stated based on an estimated retirement benefits obligation and fair value of plan assets at the business term end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (10 years).

Unrecognized net actuarial loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (10 years) from the year following the business term in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

e) Liabilities for retirement benefits for directors and corporate auditors

The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the end of business term. These liabilities are recorded based on the Article 43 of enforcement regulations of the Commercial Code.

(5) Lease transactions

Financial leases, except for leases that deem to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting

A gain or loss on derivative instruments designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest

expense or income on hedged items.

(7) As the ministerial ordinance to revise a portion of the enforcement regulations of the Commercial Code (Ministry of Justice's issue 68 dated as of September 22, 2003) was enforced, the Company prepared the financial statements in accordance with the revised enforcement regulations.

(8) Consumption Tax

National consumption tax and local consumption tax are accounted for separately from the related transactions.

2. Accounting change

Effective from the beginning of this fiscal year, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognized this liability as part of the Company's liability for retirement benefits, whereas prior to the change, annuity-basis contributions had been recorded as expenses when paid.

Upon this accounting change, the Company fully recognized a liability as of April 1, 2003 and related one-time loss of ¥ 185,095 million for the year ended March 31, 2004.

As a result of this change, operating income and recurring profit for the year ended March 31, 2004 increased by ¥ 15,580 million and ¥ 12,804 million, respectively and income before income taxes for the year ended March 31, 2004 decreased by ¥ 172,290 million, as compared to under the previous method, which resulted in a loss before income taxes for the year ended March 31, 2004.

3. Notes to the balance sheet

(1) Receivables due from and payables due to subsidiaries

Short-term receivables: ¥516,459 million

Long-term receivables: ¥17,299 million

Short-term payables: ¥24,209 million

Long-term payables: ¥3,163 million

(2) Accumulated depreciation of property, plant and equipment: ¥658,066 million

(3) Under the Article 6 of JT Law, obligations created by the bonds issued by the Company are secured by a statutory preferential right over the property of the Company. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

(4) The total amount of the Company's guarantees to loans: ¥44,985 million

(5) The costs of property, plant and equipment etc. acquired in exchange for expropriation of assets during this fiscal year were reduced by ¥8,718 million.

(6) Cash management system deposits represent deposits in JT Financial Service Co., Ltd, a subsidiary which controls cash management system for domestic Group companies.

(7) Net assets stipulated by the Article 124-3 of enforcement regulations of the Commercial Code: ¥11,521 million

(8) Net assets per share: 796,930 yen

4. Notes to the statement of income

(1) Transactions with the majority shareholder

Sales: ¥4 million

Selling, general and administrative expenses: ¥215 million

(2) Transactions with subsidiaries

Sales: ¥156,146 million

Purchases: ¥100,157 million

Selling, general and administrative expenses: ¥91,497 million

Non-operating transactions: ¥33,142 million

(3) Net loss per share: 14,995 yen

(4) Leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation is credited to cost of sales. For this fiscal year, ¥6,624 million was credited to cost of sales.

(5) Research and development expense amounted to ¥40,627 million, which was included in selling, general and administrative expenses.

(6) Business restructuring costs mainly consisted of additional early retirement benefits and the accelerated depreciation charge for the reduction in useful lives of certain tobacco manufacturing facilities.

(7) Loss on discontinued operations was related to disposal of operations in certain subsidiaries, which mainly consisted of the accelerated depreciation charge for the reduction in useful lives of buildings and other property.

5. Lease transactions

(1) The Company uses under lease contracts vending machines, computers and vehicles etc.

(2) Finance leases except for leases that deem to transfer ownership of the leased property

a) Acquisition cost, accumulated depreciation and net leased property

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Vehicles	4,591	2,937	1,653
Tools	39,013	21,195	17,818
Others	307	36	271
Total	43,912	24,168	19,743

b) Obligation under finance leases

Due within one year	¥	9,885 million
Due after one year	¥	11,471 million

Total	¥ 21,356 million

c) Lease payments, depreciation expense and interest expense

Lease payments	¥ 13,998 million
Depreciation expense	¥ 12,511 million
Interest expense	¥ 1,141 million

d) Calculation method of depreciation expense

Acquisition costs (no residual value is considered) are depreciated using the lease term.

e) Calculation method of interest expense

Interest expense is recorded so as to produce a constant periodic rate of interest on the remaining balance of the obligation. Total interest expenses are determined as the difference between the total lease payments and the acquisition cost of leased property.

6. Securities

Breakdown of securities which were recorded at fair value.

Millions of yen

Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Equity securities	32,470	51,542	19,071
Debt securities	14,839	15,089	250
Bank debentures	13,999	14,069	69
Others	839	1,020	180
Total	47,309	66,631	19,322

7. Income taxes

(1) Major components of the deferred tax assets and liabilities

	Millions of yen
Deferred tax assets	*March 31,2004*
Liabilities for employees' retirement benefits	60,960
Benefit obligations under the Public Official Mutual Assistance Association Law	69,519
Others	35,186
Total deferred tax assets	165,665
Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(39,447)
Others	(10,991)
Total deferred tax liabilities	(50,439)

Deferred tax assets – net	115,226

(2) A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	41.75%
Tax credits	7.50%
Permanent differences (dividend income etc.)	5.61%
Rate difference of the deferred tax assets and liabilities recognized at the reduced enterprise tax rate which is effective for the reversal and settlement on or after April 1, 2004	(5.90)%
Other – net	(4.96)%
Actual effective tax rate	44.00%

8. Retirement benefits

(1)Retirement benefits

a) Overview of retirement benefit plans

The Company has defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans, and also sponsor defined contribution pension plans.

Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.

At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and introduced new non-contributory defined benefit pension plan and defined contribution pension plan.

b) Retirement benefit obligation

		Millions of yen
		As of March 31, 2004
a	Projected benefit obligations	(250,689)
b	Plan assets	94,657
c	Unfunded benefit obligations (a+b)	(156,032)
d	Unrecognized net actuarial loss	7,590
e	Unrecognized prior service cost	1,413
f	Recorded amount on balance sheet (c+d+e)	(147,027)
g	Prepaid pension cost	7,386
h	Liabilities for retirement benefits (f -g) (Note 1)	(154,413)

Notes:

1. As described in Significant accounting policies (4) Allowances, the Company also recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans of ¥172,290 million as part of its liability for retirement benefits.
2. At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and replaced such plans by a newly-introduced defined contribution pension plan. The following effects were reflected in the financial statements as of and for the year ending March 31, 2004:

Decrease in projected benefit obligations	¥ 52,321	million
Recognition of prior service cost	(1,002)	
Recognition of net actuarial loss	(8,797)	
Decrease in plan assets	(14,717)	
Decrease in liabilities for retirement benefits	¥ 27,802	million

In connection with this change, the Company is to make a contribution of ¥ 17,932 million to the defined contribution pension plan through 2006 on an installment basis as an initial contribution in addition to the plan assets which have been transferred from the tax-qualified non-contributory defined benefit pension plan at October 1, 2003.

c) Retirement benefit cost

		Millions of yen
		For the year ended MARCH 31, 2004
a	Service cost	10,558
b	Interest cost	7,400
c	Expected return on plan assets	(1,796)
d	Recognized net actuarial loss	12,461
e	Amortization of prior service cost	2,611
f	Retirement benefit cost (a+b+c+d+e)	31,236

Notes:

1. Amounts of additional retirement benefits, for the years ended March 31, 2004 were ¥ 23,174 million, which were reported in extraordinary loss. The above amount includes the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
2. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to ¥ 724 million for the

year ended March 31, 2004.

d) Assumptions and accounting policies for retirement benefit obligation

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	2.5%
c	Expected rate of return on plan assets	2.0%
d	Amortization period for unrecognized prior service cost	10 years.
e	Amortization period for unrecognized actuarial gain/loss	10 years.

(2)The obligations to the pension benefits under the public official mutual assistance association law

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in Significant accounting policies (4) Allowances- Liabilities for retirement benefits.

a) The obligations to the pension benefits under the public official mutual assistance association law

Millions of yen

		AS OF MARCH 31, 2004
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	(169,750)
b	Unrecognized net actuarial gain (Note 2)	(2,540)
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	(172,290)

Notes:

1. This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.
2. This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.
3. This amount is included in "Liabilities for retirement benefits" on the balance sheet.

b) Benefit cost under the public official mutual assistance association law

		Millions of yen
		FOR THE YEAR ENDED MARCH 31, 2004
a	Interest cost	2,776
b	Recognized net actuarial gain/loss (Note)	—
c	Benefit cost under the Public Official Mutual Assistance Association Law	2,776

Notes:
The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year.

c) Assumptions and accounting policies for mutual assistance association cost

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years.

9. Amounts less than one million yen are rounded down.

PROPOSED APPROPIATIONS OF RETAINED EARNINGS

Item	Amount (Yen)
Unappropriated retained earnings	82,469,954,749
Reversal of voluntary reserve	
Reversal of reserve for accelerated depreciation	89,854,420
Reversal of reserve for advanced depreciation	2,049,318,033
Reversal of special reserve for advanced depreciation	5,137,263,537
Total	89,746,390,739
To be appropriated to:	
Cash dividends (¥5,000 per share)	9,771,000,000
Bonuses to directors and corporate auditors (Bonuses to corporate auditors)	114,000,000(20,800,000)
Voluntary reserve	

Reserve for advanced depreciation	7,782,910,168
Special reserve for advanced depreciation	3,342,701,150
General reserve	48,700,000,000
Surplus carried forward to the following period	20,035,779,421

(Note)
1. Reversals of reserve for accelerated depreciation, and reversals of and appropriations to reserve for advanced depreciation, and special reserve for advanced depreciation are related to the Special Taxation Measures Law in Japan.

2. Interim dividends of ¥10,000 million (¥5,000 per share) were declared and paid on December 2, 2003.

(TRANSLATION)

INDEPENDENT AUDITORS' REPORT

April 26, 2004

To the Board of Directors of
Japan Tobacco Inc.

Tohmatsu & Co.

Representative Partner, Engagement Partner, Certified Public Accountant:	Hirotake Abe	(Seal)
Representative Partner, Engagement Partner, Certified Public Accountant:	Katsuji Hayashi	(Seal)
Representative Partner, Engagement Partner, Certified Public Accountant:	Hitoshi Matsufuji	(Seal)
Engagement Partner, Certified Public Accountant:	Kenichi Iino	(Seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriations of retained earnings and the supplementary schedules (with respect to accounting matters only) of Japan Tobacco Inc.(the "Company") for the 19th fiscal year from April 1, 2003 to March 31, 2004. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement

presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
As described in Note2 Accounting change, effective from the beginning of this fiscal year, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans prescribed by the Public Official Mutual Assistance Association Law. Under the new policy, the Company recognizes this liability as part of its liability for retirement benefits, whereas prior to the change, annuity-basis contributions had been recorded as expenses when paid. This change in accounting policy was appropriate because it was made in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from Apri1 1, 2003, in order to fairly present such obligations in the Company's financial statements as well as to further enhance the transparency of the Company's financial conditions.

(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(TRANSLATION)

Report of Board of Corporate Auditors

Audit Report

Regarding the execution of duties by the Directors for the 19th fiscal year beginning April 1, 2003, and ending March 31, 2004, the Board of Corporate Auditors hereby submits its audit report, which has been prepared through discussions based on reports from the respective Corporate Auditors concerning the methods and results of audit performed.

1. Overview of Auditing Methods Employed by Corporate Auditors
   Based on the auditing policies and other guidelines specified by the Board of Corporate Auditors, each Corporate Auditor has attended the meetings of Board of Directors and other important conferences, received reports on business conditions from the directors and other related personnel, examined important documents and associated information and, when necessary, studied the operations and financial positions at head office and principal offices, and requested reports from subsidiaries regarding their business conditions. Also, each Corporate Auditor has received reports and explanations from the independent auditors and reviewed the balance sheet, the statement of income, the business report and supplementary schedules.

   Regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices any subsidiary and any shareholder, the acquisition and disposal of Company stock, we studied in detail, when necessary, the conditions of such trade, if any, in addition to our auditing efforts using the aforementioned methods.

2. Audit Results
   (1) In our opinion, the methods and results employed and rendered by independent auditors Tohmatsu & Co. are fair and reasonable.
   (2) In our opinion, business report, as far as the descriptions other than the accounting data included in such report are concerned, fairly represents the Company's condition in accordance with the related laws and regulations and the Articles of Incorporation.
   (3) With regard to the proposed appropriation of unappropriated retained earnings, we have found no items of exception regarding the Company's financial status or other circumstances.
   (4) In our opinion, supporting schedule, as far as the descriptions other than the

accounting data included in such schedules are concerned, fairly represents the items for which the documentation should be expected. We have found no items of exception in that regard.

(5) With regard to the execution of duties, including those regarding subsidiaries, by the Company's directors, we have found no evidence of wrongful action or material violation of related laws and regulations, nor of any violation with respect to the Articles of Incorporation. Furthermore, we have found no evidence of neglect of duties by the directors, regarding competitive trade by any of the directors, trade implying the conflict of interest involving the Company and any of its directors, the Company's gratis allocation of benefits, actions of trade counter to general practices between any subsidiary and any shareholder, the acquisition and disposal of Company stock.

April 27, 2004
Board of Corporate Auditors of Japan Tobacco Inc.

Yukihiro Noro, Standing Auditor
Hisashi Tanaka, Standing Auditor
Masamichi Narita, Auditor
Hiroyoshi Murayama, Auditor

The Corporate Auditors, Hisashi Tanaka, Masamichi Narita, and Hiroyoshi Murayama are outside auditors provided for in Section 1, Article 18, of the Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Kabushiki Kaisha.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

1. Number of voting rights held by all shareholders: 1,954,048

2. Matters for approval by shareholders and relevant information

Item 1: Approval of the Proposed Appropriation of Retained Earnings of the 19th Business Term

As shown below, the retained earnings of the 19th Business Term are proposed to be appropriated for the Company's returns for its shareholders while ensuring the internal reserve fund required for the future business development.
With respect to the year-end dividend on shares of Common Stock for the fiscal year, we propose paying 5,000 yen per share, which is equal to the amount per share of the interim dividend. This brings the total dividend for the fiscal year to 10,000 yen per share.

Item 2: Partial Amendment to the Articles of Incorporation

1. Background for the amendment

By the enactment of "Law partially amending the Commercial Code and Audit Special Exceptions Law of Japan" (2003 Law No.132), the Company may purchase its own shares by a resolution of the Board of Directors, on the condition that a provision to that effect is stipulated in the Articles of Incorporation. Accordingly, we hereby propose that Article 6(Purchase of the Company's own Shares) be newly established in the current Articles of Incorporation to respond swiftly to our changing business environment. As a result of the new Article 6, the subsequent articles shall be renumbered.

2. Description of the amendment

The description of the amendment are as follows:

(Amendments shown by underlines.)

Provisions before amendment	**Provisions after amendment**
(Newly inserted)	<u>Article 6 (Purchase of the Company's own Shares)</u> <u>The Company may, under Item 2, Paragraph 1, of Article 211-3 of the Commercial Code, purchase its own shares by a resolution of the Board of Directors.</u>
Article <u>6</u> to Article <u>26</u> (contents omitted.)	Article <u>7</u> to Article <u>27</u> (no change has been made to the contents thereof)

Item 3: Election of Eight (8) Directors

At the conclusion of this ordinary general meeting of shareholders, the term of office of all directors will expire. Accordingly, the election of eight (8) directors is proposed.

The candidates for Directors are:

	Name (Date of Birth)	Brief Personal History and Representative Positions in Other Companies		Number of the Company's Shares Held
1	Yoji Wakui (February 5, 1942)	April 1964: May 1995: July 1997: July 1999:	Joined Ministry of Finance Deputy Vice Minister, Ministry of Finance Director-General of the Budget Bureau, Ministry of Finance Vice Chairman, The General Insurance Association of Japan (Current Position)	0
2	Katsuhiko Honda (March 12, 1942)	April 1965: June 1992: June 2000:	Joined the Company Director President and Chief Executive Officer and Representative Director (Current Position)	45
3	Masakazu Kakei (December 22, 1944)	April 1968: June 1995: June 1997:	Joined the Company Director Executive Deputy President and Representative Director (Current Position)	15

4	Takao Hotta (January 1, 1946)	April 1968: July 1998: July 1999: September 2002: June 2003:	Joined Ministry of Finance Director-General of Mint Bureau, Ministry of Finance Senior Managing Director, Tokyo International Financial Futures Exchange Corporate Adviser to the Company Executive Deputy President and Director (Current Position)	6
5	Kazuei Obata (May 18, 1945)	April 1970: June 1998: June 2003:	Joined the Company Director Executive Deputy President and Director (Current Position)	13
6	Seigo Nishizawa (October 8, 1948)	April 1971: June 1999: June 2001: June 2002:	Joined the Company Director (to June 2001) Senior Vice President Executive Vice President (Current Position)	12
7	Tetsuji Kanamori (September 13, 1948)	April 1973: June 1999: June 2001:	Joined the Company Director Executive Vice President and Director (Current Position)	8
8	Noriaki Okubo (May 22, 1959)	April 1983: June 2002:	Joined the Company Vice President, Pharmaceutical Division Business Affairs Dept. (Current Position)	0

Note: Each candidate has no special interest with the Company.

Item 4: Election of One (1) Corporate Auditor

At the conclusion of this ordinary general meeting of shareholders, Mr. Yukihiro Noro will resign his position of Corporate Auditor. Accordingly, the election of one (1) Corporate Auditor is proposed.

The submission of this item has been consented to by the Board of Corporate Auditors.

The candidate for Corporate Auditor is:

Name (Date of Birth)	Brief Personal History and Representative Positions in Other Companies	Number of the Company's Shares Held
Masaaki Sumikawa (October 11, 1950)	April 1974: Joined the Company June 2003: Senior Vice President (Current Position)	9

Note: The candidate has no special interest with the Company.

Item 5: Granting of Retirement Gratuities to Retiring Directors and Corporate Auditor

In order to reward the retiring three (3) Directors and one (1) Corporate Auditor, it is proposed that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also propose that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the Board of Directors in respect of the retiring Directors and to the consultation among the Corporate Auditors in respect of the retiring Corporate Auditor.

Retiring Directors and Corporate Auditor are as fellows:

Name	Brief Personal History	
Tadashi Ogawa	June 2001:	Chairman of the Board and Representative Director (Current Position)
Minoru Umeno	June 1997:	Director
	June 1999:	Executive Director
	June 2001:	Director
	June 2002:	Executive Deputy President and Director (Current Position)
Takashi Kato	June 1999:	Director (Current Position)
Yukihiro Noro	June 2001:	Standing Corporate Auditor (Current Position)

19th_vNotice of Convocation

B4

June 24, 2004

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku, Tokyo

Dear Shareholders:

Notice of Resolution of the 19th Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved at the 19th ordinary general meeting of shareholders held today.

Yours sincerely,

Katsuhiko Honda
President, Representative Director and
Chief Executive Officer

Resolution

Matters reported: Report on contents of the Business Report, the Balance Sheet and the Statement of Income for the 19th Business Term (From April 1, 2003 to March 31, 2004).

Matters resolved:

First Item: Approval of the Proposed Appropriation of Retained Earnings of the 19th Business Term

This item was approved and adopted as originally proposed, with a dividend of ¥ 5,000 per share.

Second Item: Partial Amendment to the Articles of Incorporation

This item was approved as originally proposed. This amendment includes establishment of a new article allowing the company to purchase its own shares by a resolution of the Board of Directors. Details of this amendment are as follows:

(Items underlined are subject to amendment.)

Provisions before amendment	Provisions after amendment
(Newly inserted)	Article 6 (Purchase of the Company's own Shares) The Company may, under Item 2, Paragraph 1, of Article 211-3 of the Commercial Code, purchase its own shares by a resolution of the Board of Directors.
Article 6 to Article 26 (contents omitted.)	Article 7 to Article 27 (no change has been made to the contents thereof)

Third Item: Election of Eight Directors

In this item, as originally proposed, Messrs. Yoji Wakui, Katsuhiko Honda, Masakazu Kakei, Takao Hotta, Kazuei Obata, Seigo Nishizawa, Tetsuji Kanamori and Noriaki Okubo were elected and assumed office.

Fourth Item: Election of One Auditor

In this item, as originally proposed, Mr. Masaaki Sumikawa was elected and assumed its office.

Fifth Item: Granting of Retirement Benefits to Resigning Director and Retiring Corporate Auditors

In this item, as originally proposed, it was decided that the retirement benefits would be granted within the limitations of the proper amounts provided in the Company's criteria to three Directors, Messrs.Tadashi Ogawa, Minoru Umeno, and Takashi Kato and a Corporate Auditor, Mr. Yukihiro Noro. It was further decided that the specific amounts, time and methods, etc. for the respective retirement benefits to be paid would be left to the discretion of the Board of Directors for three Directors and of the Board of Auditors for the Corporate Auditor.

Supplementary Notes:

1. Resolution items 1, 2, 3 and 4 were approved by the Minister of Finance under the Japan Tobacco Inc. Law today.

2. At the board meeting, after this ordinary general meeting of shareholders, office directors were elected as follows;

Representative Director, Chairman of the Board	Yoji Wakui
Representative Director, President and Chief Executive Officer	Katsuhiko Honda
Representative Director, Executive Deputy President	Masakazu Kakei
Member of the Board, Executive Deputy President	Takao Hotta
Member of the Board, Executive Deputy President	Kazuei Obata
Member of the Board, Executive Deputy President	Seigo Nishizawa

3. Standing corporate auditor, Mr. Masaaki Sumikawa was elected from among the members of the board of auditors after this ordinary general meeting of shareholders.

Concerning the payment of Dividends for the 19th Business Term:

1. For those who would like to have dividends transferred to their respective accounts at financial institutions, please review the calculation sheet and confirmation enclosed herein.
2. For others, enclosed is a notice of mail transfer – dividends can then be received at a post office located near you.

Shipment of shareholder special benefit gifts:

The company plans to present its beverage products to its shareholders who hold more than one ordinary share as of March 31, 2004. The gift will be sent by the end of June. If you do not receive the gift by early July, please contact the company at the following information.

Reference for shipment of shareholder special benefit gift:
JT Creative Service Co. (Shipper of the gift on behalf of JT)
Toll free: 0120-791-187 (9:00 am to 5:00 pm except Saturdays, Sundays, and holidays)
Operation will begin on June 28th, 2004.

19th vNotice of Resolution

Formatted: Font: Century Schoolbook, 8 pt

Formatted: Left, Indent: First line: 0", Space Before: 6 pt, Line spacing: single, Suppress line numbers

We think we have had a good start in achieving "JT PLAN-V."

I'd like to take this opportunity to express my gratitude to our shareholders for your attention to and support of our business. The following is JT group's business results and an update on our future business policies as part of our business report for the fiscal year that ended March 2004.

Review of the results for the fiscal year ended March 2004

The results of fiscal year that ended March 2004 were higher than expected and our operating income reached new record highs.

We believe that we have gotten off to a good start on our way to achieving our JT PLAN-V objectives. We were faced with a number of regulatory changes on smoking by the WHO and national governments, the first Japanese tobacco excise tax hike in the last five years, and an agreement with Philip Morris not to renew the current licensing contract. Despite this very challenging business environment surrounding JT, we have achieved these results with the swift and steady implementation of measures called for in JT PLAN-V. This brings me confidence that we will succeed in carrying out JT Plan-V fully. The first item of interest that I would like to discuss here is the trend in net sales, which do not reflect the influence of tobacco excise taxes. A drop of ¥38.2 billion in domestic tobacco business revenue due to a reduction in sales volume was caused in part by tax increases. At the same time, however, increases in revenue from food business operations, international tobacco sales and other activities increased, compensating for the reduction in domestic tobacco sales, resulting in the increase in total gross sales of ¥12.2 billion.

The tobacco business was a large contributor in terms of profit. This was mostly due to improved profitability of domestic tobacco business because of an increasing unit sales price and success in cost cutting and to increased profit of international tobacco business.

As a result, operating and recurring profits both rose for the third straight year, and record profits were posted for the two straight year. As for EBITDA*, which we make much of as a measure of profitability, it also rose for the third straight year.

Although changes in accounting policies regarding mutual aid pension burdens borne by the company resulted in an apparent current net loss for the year through March 2004, the deficit is strictly on paper, with no affect on cash flow.

Due in part to the increase in EBITDA, free cash flow was up a substantial ¥98.8 billion over the previous year.

*EBITDA=operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.

Fiscal year ending March 2005

The fiscal year ending March 2005 is an important year in which we must establish a foundation in order to focus on growth from here onwards. We will continue to be engaged in measures that enhance our business structure and restructure the overall cost structure to ensure sustainable development in the future.

As explained in JT PLAN-V, a number of personnel redundancies are expected to emerge as a result of the JT PLAN-V measures which are aimed at building a competitive cost structure, and the temporary 140 billion yen costs associated with the strengthening of our operational structure. These are expected to emerge through March 2005.

We will work to increase the business value of our domestic tobacco business through such measures including sales growth strategy and restructuring of cost structure. With regard to the international tobacco business, we will expand profit growth through GFB* sales expansion based on JT's current basic strategy. With respect to the

pharmaceutical business, we will continue to move forward with efforts to further enhance the R&D pipeline and aggressive licensing efforts aimed at the early realization of increased business value. In our food business, we are looking to achieve JT PLAN-V sales objectives a year ahead of schedule in the area of processed foods, and for beverages our goal is to increase revenue. Our goal for operating income of food business is to break even as a transitional step towards full profitability in the fiscal year ending March 2006.

Sales revenue for the year through March 2005 is expected to show a decrease. While EBITDA will also likely show a decrease, operating income is forecasted to remain at the same level as the previous year, while recurring profit and current net income should increase.

In this fiscal year, we will continue efforts to achieve these goals by, as in the pervious year, steadily implementing measures described in JT Plan-V in all of our business divisions.

*GFB : Global Flagship Brands: "Camel", "Winston", "Mild Seven", "Salem".

Policies for dividends and repurchase of our own shares

We believe the growth in our corporate value over the medium to long term is the basis for increased benefits to shareholders.

Our basic policy concerning dividends is to provide a competitive return to shareholders in the capital market. Taking this into account, we intend to increase dividends gradually, depending on the company's attainment of the goals in the "JT PLAN-V" medium-term management plan and mid- to long-term outlook.

With regard to the retained earnings, we will allocate funds to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, buy back shares to broaden our business options.

Total dividends per share for the fiscal year ended March 2004, is expected to be ¥10,000, and ¥5,000 for the year-end dividend. Total dividends per share for the fiscal year ending March 31, 2005, is also expected to be ¥10,000, and comprised of a ¥5,000 dividend for each share for the interim dividend and the year-end dividend.

We managed to repurchase 45,800 shares for the first time ever, for the fiscal year through March 2004, in the difficult situation that the Government had a plan to sell its JT shares.

In conjunction with the revision of the Commercial Code concerning the acquisition of treasury shares last year, at the annual shareholders meeting of this year we presented to shareholders an amendment to the articles of incorporation that enables share repurchases to be executed based on a resolution of the board of directors, which has been approved. With that change, we will facilitate the timely and flexible repurchase of JT shares.

To become an " irreplaceable company "

We developed the "JT Brand-ing Declaration" as our corporate mission in April 2002. We defined "Brand-ing" as offering for all our stakeholders through our corporate activities including the tobacco, pharmaceuticals and food businesses "irreplaceable delight" that is to say "pleasurable surprises or joys, something that surpasses your expectations". We hope we realize the Brand-ing and thus become an" irreplaceable company " in the society.

We will continue efforts to ensure that management continues to bring growth strategies that heighten cash flow and increase the corporate value for all of our stakeholders including our shareholders.

Yours sincerely,
Katsuhiko Honda
President and Representative Director

Note regarding forward-looking statements

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Summary of Consolidated Results

Units: Billions of Yen

	FY3/2003 (Actual) [A]	FY3/2004 (Actual) [B]	Difference [B] – [A]
Net sales	4,492.2	4,625.1	132.8
Net sales (tax excluded)	2,007.5	2,019.8	12.2
EBITDA	337.2	373.4	36.1
Operating income	188.9	234.0	45.0
Recurring profit	173.2	213.5	40.3
Net income	75.3	-7.6	-82.9
ROE	4.7%	-0.5%	-5.2%
FCF*	170.3	269.1	98.8

FY2005 forecast (announced on April 28th, 2004)

Units: Billions of Yen

	FY3/2004 (Actual) [A]	FY3/2005 (Forecast) [B]	Difference [B] – [A]
Net sales	4,625.1	4,570.0	-55.1
EBITDA	373.4	362.0	-11.4
Operating income	234.0	234.0	0
Recurring profit	213.5	225.0	11.5
Net income	-7.6	78.0	85.6
ROE	-0.5%	5.1%	5.6%
FCF	269.1	200.0	-69.1

Interview with Katsuhiko Honda

Q: Are the measures included in "JT PLAN-V" making good progress?

A: The sales volume for fiscal 2003 was 218.3 billion cigarettes, down 10.7 billion cigarettes from the previous year, due to factors that include a decline in overall demand and tax increases. Still, these figures exceeded our initial forecasts of 217 billion, a difference of 1.3 billion cigarettes. This increase is because of our aggressive introduction of new products, our strengthened distribution network and sales force, and an apparent economic recovery.

Our market share, meanwhile, declined 0.4 percentage points to 72.9 percent, a smaller decline compared to recent year performance. When looking at the development of the industry's market share on a quarterly basis, an upward sales trend appeared in the latter half of last year and our market share has increased, in the last quarter (January to March, 2004). You will see indications that, after the announcement of JT PLAN-V, our market share started to level off.

When I last spoke to you about JT PLAN-V, I believe I mentioned that, as an essential element of our domestic business growth strategy, it includes a campaign to reverse the negative market share trends in growing segments of the market. Since the public announcement of JT PLAN-V inauguration, the active introduction of new products, expansion of geographical sales areas and brand-support marketing activities have resulted in stable growth in our share of the 1mg segment, and growth in the menthol segment has clearly gained speed.

Similar changes took place in the over-¥300 yen segment. While overall growth in the over-¥300 segment was largely the result of the Marlboro brand, since the announcement of JT PLAN-V, JT's own brands such as Lucia have made contributions.

In addition to our plan to reverse negative trends in growing segments, I'd like to note another aspect of our growth strategy: creating new markets through a "third market innovation."As a third sweeping change in the Japanese market following the "filter innovation" and "charcoal innovation," we hope to create a new market for D-spec products, and have introduced three new products.

Since sales were expanded nationwide, Lucia has maintained a market share of about 0.5 percent. Not a line-extension product, this is a completely new brand that is performing unusually well. Both Mild Seven Prime products are still in their initial stages, but sales of both products are proceeding quite smoothly.

It gives me great pleasure to see this strong performance, which represents the recognition by our customers of the added value of the reduced odor product features we worked on for six full years to create.

I believe that the changes in growing segments and the pervasiveness in the market of D-spec (reduced odor) products, as well as the reinvigoration of the Mild Seven brand, indicate our strong will and ability to achieve the goals of JT PLAN-V.

With respect to our International Tobacco Business, our profit growth driver, GFB sales volume, grew at the high rate of 8.8 percent in the last quarter, January to March 2004, on a year-over-year basis. The main factor behind this increase was the strong Winston performance that accompanied the continuing shift to premium brands in Russia, Turkey, and elsewhere. Besides, Camel expanded its shares in Europe while sales of Mild Seven continues to grow in Taiwan. Therefore, taking into consideration recent performance and the returns achieved on investments made up to now, we believe there is a strong possibility that the oversears tobacco business will fulfill its role as a driver of JT Group profit growth, and that we will maintain our current growth momentum through the JT PLAN-V period.

With regard to our pharmaceuticals business, JT PLAN-V notes the key issues surrounding "R&D pipeline enhancement" and "Early realization of increased business value." In our R&D efforts during the fiscal year ended March 2004, we worked towards the goal of putting into clinical development three compounds with the potential to become new world-class drugs. In the end they did not make it into the clinical study stage, but we were able to

improve our compound development performance at the preclinical stage. We also moved aggressively forward with efforts for licensing the strong existing pipeline.

In the fiscal year ending March 2005, we will continue to move forward with efforts to further enhance the R&D pipeline and aggressive licensing efforts aimed at the early realization of increased business value.

In Food business sales for the fiscal year that ended March 2004, processed foods saw a big contribution from our Australian chilled foods business, and on the beverage side steady expansion of the vending machine channel more than covered a drop in OTC sales caused by factors such as the elimination of unprofitable sales channels. Consequently, sales rose to 250.1 billion yen, a 17.7 billion yen increase over the previous year. In the fiscal year that ended March 2004, higher sales led to an increase in marginal income; overall labor, sales promotion, advertising, other expenses, and amortization of goodwill dropped. As a result, operating income for the fiscal year was a deficit of 4.8 billion yen, but this also represents a huge 8.3 billion yen improvement over the previous year.

We view the current fiscal year as a transitional year on the way to the fiscal year ending March 2006. For sales goals in the processed foods area we are looking to achieve JT PLAN-V sales objectives a year ahead of schedule and for beverages our goal is to increase revenue while at the same time increasing overall business efficiency and eliminating unprofitable sales channels.

Our goal for operating income is to break even as part of a transitional step towards full profitability in the fiscal year ending March 2006.

With regard to other businesses, our policy has not changed. That is to say, we are accelerating efforts to promote self-sustainability, and at organizations not expected to become self-sustaining, we are implementing thorough structural reforms. Since the announcement of JT PLAN-V, we have decided and implemented a number of measures.

With regard to the J-REIT operations, we are proceeding with focused preparation efforts with the goal of market listing during the first half of this fiscal year, in order to increase the market value of our real estate holdings and, at the same time, shift our resources towards our core businesses.

We consider the fiscal year through March 2005 as an important year in which we must establish a foundation in order to focus on growth from the next year, when our Marlboro contract expires, and thereafter.

In this fiscal year, we will continue our efforts to achieve these goals by, as in the last year, steadily implementing measures described in JT Plan-V in all of our business divisions.

Q: What will change after sale of the government's shares in JT?

A: Japanese law mandated that the government must hold atleast two thirds of JT's outstanding shares, however, the minimum number of shares required to be in the government's stake was reduced to 1 million (a half of the outstanding shares) when the Japan Tobacco Inc. Law was amended in April 2002. The government then sold about 290,000 shares into the market.

At the same time, JT is also allowed to issue up to 1 million new shares, which would result in the increase of business mobility and flexibility. Once 1 million new shares are issued, the government's holdings in JT shares will eventually be reduced to more than one-third of outstanding shares.

We are very glad to have new shareholders joining us and our shareholders have our promise that we will continue efforts to be consistently valued by them.

Results of Operations

Tobacco

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in growing segments - especially the 1-milligram tar, menthol, and premium products. JT also expanded the sales scope for those new products with initially limited sales areas that have strong customer support, as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, JT introduced 14 products with sales limited to certain areas, including "Hope Menthol" (launched in Aichi prefecture in May 2003), "Cabin Mild Menthol Box" (limited sales began in Miyagi prefecture in August 2003), "Mild Seven One Menthol Box" (launched in Okinawa prefecture and areas east of the Kinki region in January 2004), and "Mild Seven Prime Menthol Lights Box" (limited sales began in Tokyo prefecture in this March). In addition, the sales area were expanded for four products, including "Lucia Citrus Fresh Menthol" (a reduced tobacco odor D-spec product expanded nationwide in November 2003), and "Mild Seven Prime Super Lights Box" (launched nationwide in this March). JT also expanded sales of "Hope Menthol" and "Cabin Mild Menthol Box" nationwide in May 2004. In addition, the company completely revamped the designs of the seven core "Mild Seven" products between mid-March and late April 2004 in order to strengthen the Mild Seven brand family's position in the Japanese market.

As part of our cost structure reform, JT has also implemented various measures. Specifically, we decided to close 14 of the 25 domestic cigarette factories between the end of March 2003 and the end of March 2005, and convert the function of one factory in April 2005 – thereby leaving a total of ten factories. Of these, JT already closed three plants by the end of March 2003 and another four by the end of March 2004. Additionally, JT decided in July 2003 on a gradual consolidation of its domestic tobacco leaf procurement offices and stations from the period of July 2004 through April 2006, and decided in September 2003 to consolidate six sales offices as of the end of June 2005. The partial organizational changes, which are aimed at optimizing the JT group's foreign leaf tobacco procurement, and merger of six tobacco distribution subsidiaries in April 2004 are other examples of measures to strengthen cost competitiveness.

The domestic cigarette sales volume during the fiscal year ended March 31, 2004 fell by 10.7 billion to 218.3 billion cigarettes (*), down 4.7% from the previous fiscal year. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike took effect last July, along with the current slump in cigarette demand. Our market shares in Japan declined by 0.4 point to 72.9%. Net sales, excluding excise taxes, per thousand cigarettes increased by JPY 53 to JPY 3,908 as a result of the strategic pricing.

In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following global renewal of "Camel" in 2002, JT launched a similar renewal of "Salem" last year, which commenced in Asia from July in the same year and set for expansion in other areas accordingly.

The international cigarette sales volume fell by 4.5 billion to 198.8 billion cigarettes(*), down 2.2% from the previous fiscal year. The sales volume of our premium GFBs increased by 7.8 billion to 117.5 billion cigarettes, up 7.1% from the previous fiscal year. This was due to the increased sales volume of "Winston" in Russia and "Mild Seven" in Taiwan.

Consequently, net sales totaled JPY 4,236.9 billion, up 2.5% from the previous fiscal year. This was due to domestic factors such as the list-price revision and aggressive launch of new tobacco products, as well as the increased sales volume of GFBs in the international tobacco business. Operating income grew to JPY 238.4 billion, up 11.7% from the previous fiscal year, owing to reduced costs and increased unit price in domestic tobacco operations and income growth in the international tobacco business.

For international markets, results from January to December 2003 were incorporated into the above annual net tobacco business results.

Cigarette production volume amounted to 396.2 billion cigarettes, down 2.8% from the previous fiscal year.

(*) JT's China Division oversees the Chinese, Hong Kong and Macao markets. Sales for this fiscal year from domestic duty-free shops and the China Division, amounted to 6.4 billion cigarettes but figures are not included in the figures.

Sales Volume and Share in the Domestic Market


Sales Volume
Share
Unit: billion
300
280
260
240
220
200
180
160
140
80
78
76
74
72
70
68
66
64
62
60
%
75.3
74.9
74.3
73.3
72.9
250
243
237
229
218
FY00/3
FY01/3
FY02/3
FY03/3
FY04/3

Pharmaceuticals

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with research institutions both in Japan and overseas. At present, we have five drugs in the clinical development pipeline. We terminated in September last year development of an anti-inflammatory drug in the second phase of clinical testing in Japan, of which JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing in Japan. With the termination of its clinical development, we agreed to terminate the agreement. Meanwhile, in July last year, JT reached a licensing agreement to acquire exclusive marketing rights in the Japan market for three anti-HIV drugs with the U.S.-based Gilead Sciences, and "Viread," one of the three, was launched in April 2004 by Torii Pharmaceutical Co., Ltd. following our gain of import approval in March 2004.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Torii Pharmaceutical's sales decreased due to decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.

Net sales totaled JPY 51.2 billion, down 5.0% from the previous fiscal year, due to reduced royalty revenue from our "Viracept" and a decline in sales at Torii Pharmaceutical. The operating loss shrank 7.3% (JPY 1.0 billion) to JPY 12.8 billion, which was mainly due to decreased in-house R&D expenditures, as well as decreased personnel costs resulting from an early retirements program at Torii Pharmaceutical in the previous year.

Japan Tobacco Inc. Clinical development (as of May 20, 2004)

Code	Stage	Indication
JTE-607	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)
JTT-705 (oral)	Phase2(Overseas) Phase1(JPN)	Hyperlipidemia
JTK-003 (oral)	Phase2(JPN) Phase1(Overseas)	Hepatitis C
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia

Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV

Foods

The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.

We expanded our processed foods business by adding new products to the "Dai-ninki!" and "Imadoki wazen" frozen foods lineups, and made efforts to reduce overall business expenses in order to strengthen profitability. In addition, our subsidiary Hans Continental Smallgoods Pty. Ltd. acquired a majority stake of Swickers to insure stable supplies of core materials last September, and acquired the ham and sausage divisions of OSI International Foods Australia Pty. Ltd. to expand production foundations in last December.

In the beverages business, JT steadily expanded its vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary, although the total number of sales channels declined due to elimination of unprofitable channels. We enriched and reinforced the "Roots" canned coffee series and implemented a renewal of the entire lineup last September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" which replicates the mildly acid flavor of regular coffee. In addition, we actively launched new products, including the "Aka-Oolong" series that uses only highly fermented oolong tea leaves, and a revamped version in February 2004 of "Senoby," a calcium-enriched health drink with MBP (milk basic protein).

As a result, net sales totaled JPY 250.1 billion, up 7.6% from the previous fiscal year, due mainly to expanded business with processed foods, expansion of our vending machine sales network for the beverages business, and expanded scope of consolidation, etc. Operating loss decreased by JPY 8.3 billion to JPY 4.8 billion, down 63.2% from the previous fiscal year; this reduction is the result of increased sales, enhanced profitability and a decreased amount of goodwill amortization.

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, last year to strengthen sales and increase operational efficiency. JT Foods Co., Ltd. is the surviving company.


Processed Foods
Beverages
Unit: JPY billion
300
250
200
150
100
50
0
172.3
60.0
176.5
73.6
183.0
88.0
FY03/3
FY04/3
FY05/3(est.)

Other businesses

We operated other business in an aggressive and efficient manner.

As a result, net sales in other businesses totaled JPY 86.8 billion, and operating income was JPY 11.9 billion, up 21.5% and 1,184.2% from the previous fiscal year, respectively.

We terminated our agribusiness operations by the end of June 2003. In addition, at the end of March 2004 we sold the "Tokushima Prince Hotel" business, which had been managed through subsidiary JT Tokushima Prince Hotel Inc., to Prince Hotel as part of our efforts to focus our resources on our core businesses. We also sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

May 20, 2004

Offering of Government-owned Shares of Japan Tobacco Inc.

We hereby provide notification of the offering of government-held shares of Japan Tobacco Inc. (JT)(TSE: 2914) both in Japan and overseas:

1. Number of Shares Scheduled to be Sold

   289,334 shares of JT common stock

   The above number is the sum of shares scheduled to be sold in both the Japanese and international offerings. The exact number of shares to be sold in the Japanese offering will be within the upper limit set by the above number and decided by the selling shareholder (the Minister of Finance) on the Pricing Date, taking into account factors such as market demand.

2. Selling Shareholder

   The Minister of Finance, as representative of the Government of Japan.

3. Offer Price

   To be decided sometime between June 4, 2004 and June 9, 2004 (the "Pricing Date"). The offer price will be determined by the selling shareholder through consultation with the Joint Global Coordinators (Daiwa Securities SMBC and Merrill Lynch Japan Securities Co., Ltd.), taking into account the expected demand based on the discount range, which is expected to be announced on May 27, 2004.

4. Offering Methods

   (1) Japanese Offering

   The shares being offered in the domestic offering will be offered by an underwriting syndicate, consisting of 44 securities companies, in Japan.

(2) International Offering

The shares being offered in the international offering will be offered by an underwriting syndicate, consisting of 13 companies, to non-U.S. persons in offshore transactions outside the United States and to qualified institutional buyers, or QIBs, through the U.S. selling agents, which are broker-dealer affiliates of the international managers.

5. Subscription Period (for the Japanese Offering)

The subscription period for the Japanese offering is expected to be three business days, commencing on the business day following the Pricing Date. The period will be finalized on the Pricing Date.

6. Delivery Date

Currently planned on the fourth business day after the Pricing Date. The final decision will be made on the Pricing Date.

7. Subscription Fee

The same price as the selling price per share.

8. Subscription Unit

One share.

Note:
This press release is not an offer of securities for sale in the United States. Securities may not be publicly offered or sold in the United States unless they are registered or exempt from registration. Any offering of securities in the United States will be made by means of a prospectus that may be obtained from JT and that will contain detailed information about JT and management, as well as financial statements. JT shares will not be offered publicly in the United States.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

May 20, 2004

JT Comments on Ministry of Finance's Sale of JT Shares

Japan's Ministry of Finance announced today that it would sell a portion of the government-held shares of Japan Tobacco Inc. (JT) (TSE: 2914).

We welcome the Ministry of Finance's decision and hope that the offering will proceed smoothly. We will continue to make efforts towards achieving greater growth while maintaining and improving our accountability standards.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

Note:
This press release is not an offer of securities for sale in the United States. Securities may not be publicly offered or sold in the United States unless they are registered or exempt from registration. Any offering of securities in the United States will be made by means of a prospectus that may be obtained from JT and that will contain detailed information about JT and management, as well as financial statements. JT shares will not be offered publicly in the United States.

 # 040520_vCompany_Comment_(Final)

B6-3

Japan Tobacco Inc. Clinical development (as of May 20, 2004)

Code	Stage	Indication	Mechanism	Characteristics	Development	Rights
JTE-607 (inj)	Phase2(JPN) Phase1(Overseas)	SIRS (systemic inflammatory response syndrome)	Inflammatory Cytokines inhibitor	Inhibits the production of inflammatory cytokines	Developed by JT Developed by JT	
JTT-705 (oral)	Phase2(Overseas) Phase1(JPN)	Hyperlipidemia	CETP inhibitor	Decreases LDL and Increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Developed by JT Developed by JT	
JTK-003 (oral)	Phase2(JPN) Phase1(Overseas)	Hepatitis C	HCV RNA-polymerase inhibitor	Treatment of Hepatitis C by inhibiting HCV RNA- polymerase which relates to viral proliferation	Developed by JT Developed by JT	
JTT-130 (oral)	Phase1(JPN) Phase1(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	Developed by JT Developed by JT	
Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Nucleoside reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (JPN)	Anti-HIV	Reverse transcriptase inhibitor	Reverse transcriptase inhibitor which works by blocking reverse transcriptase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus) Tenofovir Disoproxil Fumarate:Nucleotide reverse transcriptase inhibitor Emtricitabine:Nucleoside reverse transcriptase inhibitor	Licensed from Gilead Sciences	A license agreement was signed with Gilead Sciences (US) for commercialization of this drug in Japan (July 2003).

Changes from the previous announcement (as of April 28, 2004)
Development of JTV-803 was terminated.

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

June 7, 2004

Notification Concerning Offer Price of Government-owned Shares of Japan Tobacco Inc.

We hereby provide notification of the offer price, which was determined by the Minister of Finance, of the government-held shares of Japan Tobacco Inc. (JT)(TSE: 2914) to be sold both for the Japanese and international offerings:

1. Number of Shares Scheduled to be Sold
   289,334 shares of JT common stock
   (1) Japanese Offering
   198,334 shares
   (2) International Offering
   91,000 shares

2. Offer Price
   ¥843,000 per share

3. Total Sale Amount of JT shares
   ¥243,908,562,000

4. Subscription Period (for the Japanese Offering)
   Commencing on June 8, 2004 and ending on June 10, 2004

5. Delivery Date
   June 11, 2004

JT

<Reference> Method for Calculating the Offer Price

Reference Date	June 7, 2004
Price on the Reference Date (Tokyo Stock Exchange Closing Price)	¥861,000 per share
Discount Rate	2.09 percent

Note:
This press release is not an offer of securities for sale in the United States. Securities may not be publicly offered or sold in the United States unless they are registered or exempt from registration. Any offering of securities in the United States will be made by means of a prospectus that may be obtained from JT and that will contain detailed information about JT and management, as well as financial statements. JT shares will not be offered publicly in the United States.

Formatted: Font: Century Schoolbook, 8 pt

Formatted: Left, Space Before: 6 pt, Line spacing: single, Suppress line numbers

B6-5

June 24, 2004

Re: JT's Partial Revision of its Brief Statements of Financial Results for the Year Ended March 31, 2004

Japan Tobacco Inc. (JT) (TSE: 2914) today filed its 19th annual securities report for the fiscal year ended March 31, 2004 to the Director of Kanto Local Finance Bureau as required by Article 24-1 of the Securities Exchange Law, and upon filing the report, revised part of its brief statements of consolidated annual financial results for the year ended March 31, 2004, which were released on April 28, 2004.

[Changes]

Consolidated financial results for the year ended March 31, 2004

(Page 2 of the brief statements of consolidated annual financial results for the year ended March 31, 2004)

(1) CONSOLIDATED FINANCIAL RESULTS
Net Income (Loss) per Share (in yen)
Before: (3,909.73) After: (3,966.78)

(2) CONSOLIDATED FINANCIAL CONDITIONS
Shareholders' Equity per Share (in yen)
Before: 771,574.00 After: 771,516.28

Note: The two figures above were calculated based on a new accounting standard that has been used since the fiscal year ended March 31, 2003. JT initially calculated the figures without including the amount of bonuses that the directors and corporate auditors of JT's consolidated subsidiaries received, which were not fixed at the time of the release of the brief statements of consolidated annual financial results. On the occasion of the filing of the annual securities report for the fiscal year ended March 31, 2004, JT amended the above two figures to reflect the amount of bonuses that the directors and corporate auditors of JT's consolidated subsidiaries, which were fixed prior to the filing of the annual securities report.

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Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

Note:
This press release is not an offer of securities for sale in the United States. Securities may not be publicly offered or sold in the United States unless they are registered or exempt from registration. Any offering of securities in the United States will be made by means of a prospectus that may be obtained from JT and contain detailed information about JT and its management, as well as current financial statements. JT shares will not be offered publicly in the United States.

Contact: Roy Tsuji
General Manager
Media and Investor Relations
Japan Tobacco Inc.
Tokyo: +81-3-5572-4287

FOR IMMEDIATE RELEASE

Notice Regarding the Transfer of Six of JT's Retail Properties

TOKYO, July 12, 2004 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that it entered into a letter of intent concerning the transfer of six retail properties to Frontier Real Estate Investment Corp. (FRI) and Frontier REIT Management Inc. Pursuant to this letter of intent, JT will transfer the properties to a trustee, followed by its sale of its trust beneficiary interests to FRI.

JT has called for its resources to be concentrated on its core businesses (tobacco, pharmaceuticals, and foods), in line with its mid-term management plan, "JT PLAN-V." In realigning its asset portfolio, JT has decided to sell its real estate properties for lease, in addition to idle properties that are not suitable for development. In order to achieve these objectives, JT has decided to transfer six of its retail properties.

Summary of the Six Properties

[AEON Shinagawa Seaside Shopping Center]

Location:	12-5, Higashishinagawa 4-chome, Shinagawa-ku, Tokyo
Lot Area:	Co-ownership of 22,599.20m^2 (JT's ownership ratio: x 0.311465) *the building as a whole occupies a lot area of 39,985.31 m^2
Construction and No. of Floors:	Steel framed reinforced concrete and reinforced concrete, 10 floors above ground and two floors below ground
Floor Space:	75,047.77 m^2 (co-ownership of the whole leasable space of the building of 285,791.13 m^2)
Completion of Construction:	September 30, 2002
Sale Price (expected):	20.10 billion yen

[MYCAL Ibaraki]

Location:	8-30, Matsugamoto-cho, Ibaraki-shi, Osaka (retail bldg., parking bldg.) 7-5, Shimohozumi 1-chome, Ibaraki-shi, Osaka (sporting bldg.)
Lot Area:	64,717.74 m^2
Construction and No. of Floors:	Steel framed reinforced concrete, five floors above ground and one floor below ground (retail bldg.); steel, six floors above ground (parking bldg.); steel framed reinforced concrete, four floors above ground (sporting bldg.)
Floor Space:	83,369.99 m^2 (retail bldg.), 55,346.67 m^2 (parking bldg.), 7,479.19 m^2 (sporting bldg.)
Completion of Construction:	November 30, 2000
Sale Price (expected):	18.10 billion yen

[Joyful Town Okayama]

Location:	10-2, Shimoishii 2-chome, Okayama-shi, Okayama (Ito-Yokado bldg.) 10-1, Shimoishii 2-chome, Okayama-shi, Okayama (Sega bldg.)
Lot Area:	38,005.17 m^2
Construction and No. of Floors:	Steel and reinforced concrete, five floors above ground and one floor below ground (Ito-Yokado bldg.); steel, three floors above ground (Sega bldg.)
Floor Space:	46,121.19 m^2 (Ito-Yokado bldg.), 9,713.66 m^2 (Sega bldg.)
Completion of Construction:	October 26, 1998 (Ito-Yokado bldg.), July 10, 1998 (Sega bldg.)
Sale Price (expected):	11.00 billion yen

[Joyful Town Hadano]

Location:	12-1, Irifune-cho, Hadano-shi, Kanagawa
Lot Area:	47,563.40 m^2
Construction and No. of Floors:	Steel, four floors above ground (main bldg.); steel, four floors above ground (annex)
Floor Space:	52,148.39 m^2 (main bldg.), 19,507.85 m^2 (annex)
Completion of Construction:	November 10, 1995 (main bldg.), July 15, 1999 (annex)
Sale Price (expected):	9.30 billion yen

[Papillon Plaza]

Location:	2-7, Chiyo 1-chome, Hakata-ku, Fukuoka-shi, Fukuoka
Lot Area:	44,458.71 m^2
Construction and No. of Floors:	Steel one-story bldg., etc.
Floor Space:	17,037.66 m^2
Completion of Construction:	November 29, 1993
Sale Price (expected):	4.81 billion yen

[Kamiikedai Tokyu Store]

Location:	23-5, Kamiikedai 5-chome, Ota-ku, Tokyo
Lot Area:	2,361.93 m^2
Construction and No. of Floors:	Steel, four floors above ground
Floor Space:	6,517.49 m^2
Completion of Construction:	March 20, 2002
Sale Price (expected):	1.49 billion yen

Summary Information of Frontier Real Estate Investment Corporation

Company Name:	Frontier Real Estate Investment Corporation
Address:	17-22, Akasaka 2-chome, Minato-ku, Tokyo 107-0052, Japan
Name of Representative:	Hideo Demura, Executive Director
Unitholders' Equity:	200 million yen (As of May 12, 2004)
Principal Unitholders:	Japan Tobacco Inc. 50% Frontier REIT Management Inc. 50% (As of May 12, 2004)
Business Category:	Asset management under the Law concerning Investment Trusts and Investment Corporations
Date of Incorporation:	May 12, 2004

Summary Information of Frontier REIT Management Inc.

Company Name:	Frontier REIT Management Inc.
Address:	17-22, Akasaka 2-chome, Minato-ku, Tokyo 107-0052, Japan
Name of Representative:	Shinichi Totani, President & CEO
Capital:	450 million yen
Principal Shareholder:	Japan Tobacco Inc. 100%
Business Category:	Asset management and property management services under the Law concerning Investment Trusts and Investment Corporations
Date of Incorporation:	August 26, 2003

Schedule of Transfer

Immediately after FRI's investment units are listed on the Tokyo Stock Exchange, JT will transfer the above six retail properties to a trustee, followed by its sale of its trust beneficiary interests to FRI.

Expected Impact of the Transfer

Gains from the sale of the properties are expected to be approximately 42 billion yen, and will be posted as extraordinary profit in the financial results for the fiscal year ending March 31, 2005. As the sale was taken into account for the outlook announced on April 28, 2004, JT has not revised any earning forecasts.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Camel, Winston, Mild Seven and Salem. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥4.625 trillion in the fiscal year ended March 31, 2004.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.